КУЗБАССКОЕ ОТКРЫТОЕ
АКЦИОНЕРНОЕ ОБЩЕСТВО
ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ

ОАО «КУЗБАССЭНЕРГО»

Россия, 650000, г. Кемерово,
ГСП-2, пр. Кузнецкий, 30
А.Т. 215196 ВАТТ,
тел. (3842) 29-33-59
Факс (3842)
29-37-77, 36-68-48

25.10.2007г. № 10-258/6661

На № ________ от ________

RECEIVED

2007 OCT 31 A 5:49

07027647

October 18, 2007

SUPPL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Mail Stop 3628
Washington, D.C.

Re: ~~JSC~~ OAO Kuzbassenergo **12G3-2(B) Exemption No.: 82-4633**

Dear Sir or Madam:

In connection with Kuzbassenergo exemption, pursuant to Rule 12-g2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12-g2(b)(1)(iii), enclosed please find the **LIST OF DOCUMENTS ENCLOSED THIS LETER.**

The Bank of New York acts as depositary bank for the above referents company under the **From F-6 registration statement number: 333-7690**, with was declared effective by The SEC on **DATE THE DEPOSIT AGREEMENT WAS APPROVED 09/19/1997.**

Sincerely,

Sergey Mikhailov
General Director

Открытое акционерное общество энергетики и электрификации «Кузбасское» * ОАО "Кузбассэнерго"

+7 3842 29-39-00
+ 73842 39-05-10

PROCESSED
NOV 02 2007
THOMSON
FINANCIAL

11/1

12G3-2(B) Exemption No.: 82-4633

RECEIVED

MATERIAL FACT NOTIFICATION:
Details of Resolutions Passed by General Meetings

1. General	
1.1. Full business name of the Issuer (name if a nonprofit institution):	**Kuzbass Power and Electrification Open Joint-Stock Company**
1.2. Short business name of the Issuer:	**OAO Kuzbassenergo**
1.3. Place of business of the Issuer:	**656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.**
1.4. Primary state registration No. of the Issuer:	**1024200678260**
1.5. Taxpayer identification number of the Issuer (INN):	**4200000333**
1.6. The unique Issuer code assigned by the registration authority:	**00064-A**
1.7. Website used by the Issuer to disclose information:	**http://www.kuzbassenergo.ru/invest/doc/fact/**

2. Notification Details

2.1. General Meeting type (annual, extraordinary): **Extraordinary.**

2.2. Form of holding of the General Meeting: **Absentee ballot.**

2.3. Mailing address to which filled-in voting bulletins were sent: **105082, Russia, Moscow, Bolshaya Pochtovaya street, 34, bldg 8, OAO «Central Moscow Depositary».**

2.4. General Meeting quorum: **94,1043 % of votes.**

2.5. Items put to vote and voting results:

Item No. 1. Number, par value, classes (types) of declared shares in OAO Kuzbassenergo and rights attached to these shares.

Voting results:

Draft resolution No. 2: in favour – 563,998,583 votes; **against** – 5,194,964 votes; **abstained –** 10,800 votes.

Draft resolution No. 1: **in favour** – 5,168,964 votes; **against** – 563,947,983 votes; **abstained** – 2,400 votes.

Item No. 2. Amending and supplementing the Charter of OAO Kuzbassenergo.

Voting results:

Draft resolution No. 2: in favour – 563,998,583 votes; **against** – 5,194,964 votes; **abstained** – 10,800 votes.

Draft resolution No. 1: **in favour** – 5,168,964 votes; **against** – 563,947,983 votes; **abstained** – 2,400 votes.

Item No. 3. Increasing the authorized capital of OAO Kuzbassenergo by placing additional shares.

Voting results:

Draft resolution No. 2: in favour – 564,023,583 votes; **against –** 5,156,364 votes; **abstained –** 8,400 votes.

Draft resolution No. 1: **in favour** - 5 169 964 votes; **against** - 563 947 983 votes; **abstained** - 2 400 votes.

2.6. Wording of resolutions passed by the General Meeting:

On item No. 1:

1. Establish that OAO Kuzbassenergo has the right to place in addition to earlier placed

ordinary registered uncertificated shares 100,000,000 (one hundred million) ordinary registered uncertificated shares with a par value of 1 (one) rouble each.

2. Ordinary registered uncertificated shares to be placed by OAO Kuzbassenergo shall provide to their holders the rights stipulated by clause 6.2. of OAO Kuzbassenergo Charter.

On item No. 2:

That the Company Charter be amended as follows:

Article 4 of the Charter of OAO Kuzbassenergo shall be supplemented with item 4.7. reading as follows:

«4.7. The Company declares in addition to placed shares 100,000,000 (one hundred million) ordinary registered shares with a par value of 1 (one) rouble each.

Ordinary registered uncertificated shares declared by OAO Kuzbassenergo provide to their holders the rights stipulated by clause 6.2. of this Charter».

On item No. 3:

That the authorized capital of OAO Kuzbassenergo be increased by placing 100,000,000 (one hundred million) additional ordinary registered uncertificated shares with a par value of 1 (one) rouble each subject to the following provisions:

1. Method of placing: public subscription.

2. Procedure for determination of the offering price of shares:

2.1. The offering price of additional shares shall be determined by the Board of Directors of OAO Kuzbassenergo upon expiration of the preemptive right period.

2.2. The price of offering of additional shares to persons included in the list of persons enjoying the preemptive right of acquisition of offered additional shares shall be determined by the Board of Directors of OAO Kuzbassenergo upon expiration of the preemptive right period.

2.3. Preemptive right of acquisition of additional shares: all shareholders of OAO Kuzbassenergo have a preemptive right to acquire offered additional shares pro rata to the number of ordinary registered shares in OAO Kuzbassenergo held by them. The list of persons having the preemptive right of acquisition of additional shares is made up on the basis of the shareholder register data as of the date of drawing up the list of persons entitled to attend the General Meeting of shareholders at which the decision on increasing the authorized capital of OAO Kuzbassenergo is to be taken.

3. Form of payment for additional shares: additional shares of OAO Kuzbassenergo shall be paid for by cash.

4. The price of offering of additional shares determined by the Board of Directors of OAO Kuzbassenergo is the same for persons included in the list of persons enjoying the preemptive right of acquisition of offered additional shares and for other purchasers of additional shares.

2.7. The date of drawing up the minutes of the General Meeting: **07 September 2007.**

3. Signature	
3.1. General Director ________ S.N. Mikhailov (signature) Stamp here 3.2. Date: 10 September, 2007	

MATERIAL FACT NOTIFICATION:
Details of Securities Issue Stages

1. General	
1.1. Full business name of the Issuer (name if a nonprofit institution):	**Kuzbass Power and Electrification Open Joint-Stock Company**
1.2. Short business name of the Issuer:	**OAO Kuzbassenergo**
1.3. Place of business of the Issuer:	**656037, Russian Federation, Altai Territory, city of Barnaul, Brilliantovaya street, 2.**
1.4. Primary state registration No. of the Issuer:	**1024200678260**
1.5. Taxpayer identification number of the Issuer (INN):	**4200000333**
1.6. The unique Issuer code assigned by the registration authority:	**00064-A**
1.7. Website used by the Issuer to disclose information:	**http://www.kuzbassenergo.ru/invest/doc/fact/**

2. Notification Details

Details of the decision-making on placing securities

2.1.1. Issuer's management body which took the decision on placing securities, and the decision-making method (general meeting type (annual or extraordinary) in case such body is the General Meeting of members (shareholders) of the Issuer, as well as the voting form (compresence and/or absentee ballot): **Extraordinary General Meeting of shareholders of OAO Kuzbassenergo in the form of an absentee ballot.**

2.1.2. Date and place of holding of the meeting of the Issuer's competent management body which took the decision on placing securities: **06 September, 2007.** Mailing address to which filled in voting bulletins were sent: **105082, Russia, Moscow, Bolshaya Pochtovaya street, 34, bldg 8, OAO «Central Moscow Depositary».**

2.1.3. Date of drawing up and the number of the Minutes of the meeting of the Issuer's competent management body which took the decision on placing securities: **07 September, 2007, No. 18.**

2.1.4. Quorum and results of voting on securities placement issue: Quorum: **91.1043 %.**

Voting results:

Draft resolution No. 2: in favour – 564,023,583 votes; **against** – 5,[illegible]56,364 votes; **abstained** – 8,400 votes.

Draft resolution No. 1: **in favour** – 5,169,964 votes; **against** – 563,047,983 votes; **abstained** – 2,400 votes.

2.1.5. Complete wording of the resolution on placement of securities: "**That the authorized capital of OAO Kuzbassenergo be increased by placing 100,000,000 (one hundred million) additional ordinary registered uncertificated shares with a par value of 1 (one) rouble subject to the following provisions:**

1. Method of placing: public subscription.

2. Procedure for determination of the offering price of shares:

2.1. The offering price of additional shares shall be determined by the Board of Directors of OAO Kuzbassenergo upon expiration of the preemptive right period.

2.2. The price of offering of additional shares to persons included in the list of

persons enjoying the preemptive right of acquisition of offered add ti nal shares shall be determined by the Board of Directors of OAO Kuzbass ergo upon expiration of the preemptive right period.

2.3. Preemptive right of acquisition of additional shares: all sh eholders of OAO Kuzbassenergo have a preemptive right to acquire offered addi nal shares pro rata to the number of ordinary registered shares in OAO Kuzba nergo held by them. The list of persons having the preemptive right of acquisition additional shares is made up on the basis of the shareholder register data as the date of drawing up the list of persons entitled to attend the General Meeting of shareholders at which the decision on increasing the authorized ca al of OAO Kuzbassenergo is to be taken.

3. Form of payment for additional shar of OAO Kuzbassenergo shall be paid for by cash.

4. The price of offering of additional shares determined by the Board f Directors of OAO Kuzbassenergo is the same for persons included in the list of per s enjoying the preemptive right of acquisition of offered additional shares and for othe purchasers of additional shares."

2.1.6. The fact of granting to the Issuer shareholders (members) and/or ot persons of the preemptive right of acquisition of securities: **All shareholders of OAO K bassenergo have the preemptive right of acquisition of additionally placed shares pr rata to the number of ordinary registered shares in OAO Kuzbassenergo held by them.**

2.1.7. If the registration of the securities issue prospectus is carried out t the Issuer discretion, - the fact of the Issuer commitment to disclose information after e h securities issue stage: **The Issuer undertakes to disclose information after each securiti issue stage as stipulated by the legislation of the Russian Federation.**

	3. Signature	
3.1. General Director	(Signature) (Stamp here) ОАО "Кузбасс-энерго"	S.N.Mikhailov
3.2. Date: 10 September, 2007		

Information on Inclusion of Securities of the Joint-Stock Company in the L st of Securities Admitted to Stock Market Trading by the Stock Market Trade Ins itutor.

1. General	
1.1. Full business name of the Issuer (name if a nonprofit institution):	**Kuzbass Power and Electrification C)en Joint-Stock Company**
1.2. Short business name of the Issuer:	**OAO Kuzbassenergo**
1.3. Place of business of the Issuer:	**656037, Russian Federation, Altai te :itory, city of Barnaul, Brilliantovaya street 2.**
1.4. Primary state registration No. of the Issuer:	**1024200678260**
1.5. Taxpayer identification number of the Issuer (INN):	**4200000333**
1.6. The unique Issuer code assigned by the registration authority:	**00064-A**
1.7. Website used by the Issuer to disclose information:	**http://www.kuzbassenergo.ru/invest/ loc/fact/**

2. Notification Details
2.1. Full business name of the stock market trade institutor: **Closed Joint-Stock Coı pany MICEX Stock Exchange.**
2.2. Kind, class, type of securities of the joint-stock company entered in the list o: securities admitted to trade on the stock market by the stock market trade institutor: **Ordinary registered uncertificated shares.**
2.3. Name of the quotation list in which the joint-stock company securities are incluı ɜd: **Quotation List "Б"of Joint-Stock Company MICEX Stock Exchange.**

3. Signature
3.1. General Director ____________ S.N.Mikhailov (signature) Stamp here
3.2. Date: 27 August September, 2007

ОАО "Кузбасс-энерго"

12G3-2(B) Exemption No.: 82-4633

Details of Conclusion by the Joint-Stock Company of Agreement with a Stock Exchange According to Which the Joint-Stock Company Securities Are Listed.

1. General	
1.1. Full business name of the Issuer (name if a nonprofit institution):	**Kuzbass Power and Electrification Open Joint-Stock Company**
1.2. Short business name of the Issuer:	**OAO Kuzbassenergo**
1.3. Place of business of the Issuer:	**656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.**
1.4. Primary state registration No. of the Issuer:	**1024200678260**
1.5. Taxpayer identification number of the Issuer (INN):	**4200000333**
1.6. The unique Issuer code assigned by the registration authority:	**00064-A**
1.7. Website used by the Issuer to disclose information:	**http://www.kuzbassenergo.ru/invest/doc/fact/**

2. Notification Details
2.1. Full business name (name) of the stock exchange carrying out listing of securities of the joint-stock company (stock market trade institutor which enters securities of the joint-stock company in the list of securities admitted to trade on the stock market): **Closed Joint-Stock Company MICEX Stock Exchange.**
2.2. Kind, class, type of securities of the joint-stock company listed by the stock exchange (entered in the list of securities admitted to trade on the stock market by the stock market trade institutor): **Ordinary registered uncertificated shares.**
2.3. Date of conclusion and number of the agreement according to which the stock exchange carries out listing of securities of the joint-stock company (by virtue of which the stock market trade institutor enters securities of the joint-stock company in the list of securities admitted to trade on the stock market): **03 September, 2007, Agreement for inclusion of securities into Quotation List of Closed Joint-Stock Company MICEX Stock Exchange, No. Б-209.**

3. Signature
3.1. General Director ____________ S.N.Mikhailov (signature) Stamp here
3.2. Date: 3 September, 2007

ОАО "Кузбасс-энерго"

Information on Decisions Taken by the Board of Directors (Supervisory Board) of the Joint-Stock Company (on Convocation of an Extraordinary General Meeting of Shareholders and Adoption of the Agenda of the General Meeting of Shareholders)

1. General	
1.1. Full business name of the Issuer (name if a nonprofit institution):	**Kuzbass Power and Electrification Open Joint-Stock Company**
1.2. Short business name of the Issuer:	**OAO Kuzbassenergo**
1.3. Place of business of the Issuer:	**656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.**
1.4. Primary state registration No. of the Issuer:	**1024200678260**
1.5. Taxpayer identification number of the Issuer (INN):	**4200000333**
1.6. The unique Issuer code assigned by the registration authority:	**00064-A**
1.7. Website used by the Issuer to disclose information:	**http://www.kuzbassenergo.ru/invest/doc/fact/**

2. Notification Details

2.1. Date of the meeting of the Board of Directors at which the resolution in question was passed: *24 September, 2007*

2.2. Date of drawing up and the number of the minutes of the meeting of the Board of Directors at which the resolution in question was passed: *26 September, 2007, No. 10/13.*

2.3. Details of resolutions passed by the Board of Directors of the Issuer on the following matters:

2.3.1. Item No. 1: Convocation of an extraordinary General Meeting of shareholders of the Company.

Resolution: 1. That an extraordinary General Meeting of Company shareholders be convened in the form of an absentee ballot.

2. That the *31st of October, 2007* be established as the final date for reception of filled in voting bulletins.

3. That the following agenda of the extraordinary General Meeting of shareholders of the Company be approved:

1) Splitting Company shares.

2) Reorganisation of OAO Kuzbassenergo in the form of takeover of OAO Kuzbassenergo Holding established upon restructuring of RAO UES of Russia in the form of split-off, and approval of Agreement on takeover by OAO Kuzbassenergo of OAO Kuzbassenergo Holding.

3) Determining quantity, par value, classes (types) of declared shares of OAO Kuzbassenergo and rights attached thereto.

4) Amending and supplementing OAO Kuzbassenergo Charter.

5) Increasing the authorized capital of OAO Kuzbassenergo by placing additional shares through conversion of shares of the company taken over into OAO Kuzbassenergo shares.

6) Approval of the underwriting agreement, as a large transaction.

7) Approval of essential terms and conditions of the Contract for supply of power to the wholesale electric power market concluded between the Company, ZAO CFR (Financial Settlement System) and Non-Profit Partnership "Trading System Administrator" as a large transaction.

12G3-2(B) Exemption No.: 82-4633

3. Signature	
3.1. Deputy General Director, Corporate Management ___ (power of attorney No. 70-119/249 of 25.06.2007) 3.2. Date: 27 September, 2007	________ D.V.Skorokhodov (Signature) Stamp here ОАО "Кузбасс-энерго"

12G3-2(B) Exemption No.: 82-4633

MATERIAL FACT NOTIFICATION:
Information on the Issuer Shareholder Register Closing Date

1. General	
1.1. Full business name of the Issuer (name if a nonprofit institution):	**Kuzbass Power and Electrification Open Joint-Stock Company**
1.2. Short business name of the Issuer:	**OAO Kuzbassenergo**
1.3. Place of business of the Issuer:	**656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.**
1.4. Primary state registration No. of the Issuer:	**1024200678260**
1.5. Taxpayer identification number of the Issuer (INN):	**4200000333**
1.6. The unique Issuer code assigned by the registration authority:	**00064-A**
1.7. Website used by the Issuer to disclose information:	**http://www.kuzbassenergo.ru/invest/doc/fact/**

2. Notification Details
2.1. Category (type) of the Issuer shares with respect to which the list of their holders as of a certain date is made up: ***ordinary registered uncertificated shares.***
2.2. Purpose for which the list of Issuer shareholders is made up: ***holding an Extraordinary General Meeting of shareholders of OAO Kuzbassenergo***.
2.3. Date on which the list of the Issuer shareholders is made up: ***24 September, 2007.***
2.4. Date of drawing up and the number of the minutes of the meeting of the competent management body of the Issuer on which the decision on the date of drawing up of the list of Issuer shareholders or other decision which is the basis for establishing the date of drawing up of such list is taken: ***26 September, 2007, No. 10/13.***

3. Signature	
3.1. Deputy General Director, Corporate Management ___ (power of attorney No. 70-119/249 of 25.06.2007) 3.2. Date: 27 September, 2007	(signature) ______ D.V.Skorokhodov Stamp here

CHANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS OF
Kuzbass Power and Electrification Open Joint-Stock Company

as of 27 09 2007

Place of business of the Issuer: Russia, Kemerovo, GSP-2, pr. Kuznetskiy, 30.

The information contained in this list of affiliated persons is disclosed in conformity with the legislation of the Russian Federation on securities.

Website: http://www.kuzbassenergo.ru/invest/doc/mandatory/list/

Contents of changes	Affiliated person	Affiliated person share in the authorized capital of the Joint-Stock Company, %	Share of ordinary stock of the Joint-Stock Company held by the affiliated person, %
By the decision of the Board of Directors of OAO Kuzbass Power Sales Company the authorities of the General Director of the Company, Sergey Nikolaevich Mikhailov are terminated since 20 September, 2007. (Minutes No. 1-1/2007 of 25.09.2007)	**Contents of the record before the change: Mikhailov Sergey Nikolaevich.** Ground 1: The person is a member of a collective executive body of the Joint-Stock Company (Chairman of the Management Board). Ground 2: The person performs the authorities of the sole executive body of the Joint-Stock Company. Ground 3: The person belongs to the same group of persons as the Joint-Stock Company. (The individual discharging employment duties in OAO Kuzbassenergo is simultaneously the sole executive body of the legal person concerned, OAO Kuzbass Power Sales Company. Ground 4: The person is a member of the Board of Directors of the Joint-Stock Company.	0.00 %	0.00 %
	Contents of the record after the change: Mikhailov Sergey Nikolaevich. Ground 1: The person is a member of a collective executive body of the Joint-Stock Company (Chairman of the Management Board). Ground 2: The person performs the authorities of the sole executive body of the Joint-Stock Company. Ground 3: The person is a member of the Board of Directors of the Joint-Stock Company.	0.00 %	0.00 %

Deputy General Director, Corporate Management **D.V.Skorokhodov**
(Power of Attorney No. 70-119/249 of 25.06.2007)

Кузбасское открытое акционерное общество энергетики и электрификации «Кузбассэнерго» ОАО "Кузбасс-энерго"

CHANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS OF
Kuzbass Power and Electrification Open Joint-Stock Company

as of 2 7 0 9 2 0 0 7

Place of business of the Issuer: Russia, Kemerovo, GSP-2, pr. Kuznetskiy, 30.

The information contained in this list of affiliated persons is disclosed in conformity with the legislation of the Russian Federation on securities.

Website: http://www.kuzbassenergo.ru/invest/doc/mandatory/list/

Contents of changes	Affiliated person	Affiliated person share in the authorized capital of the Joint-Stock Company, %	Share of ordinary stock of the Joint-Stock Company held by the affiliated person, %
Due to termination of powers of S.N.Mikhailov as the sole executive body of the Company since 20 September, 2007.	**Contents of the record before the change:** Open Joint-Stock Company Kuzbass Power Sales Company. Ground: The person belongs to the same group of persons as the Joint-Stock Company. (The individual discharging employment duties in OAO Kuzbassenergo is simultaneously the sole executive body of the legal person concerned).	0.00 %	0.00 %
	Contents of the record before the change: Open Joint-Stock Company Kuzbass Power Sales Company. Ground: The person is not an affiliated person.	-	-

Deputy General Director, Corporate Management **D.V.Skorokhodov**
(Power of Attorney No. 70-119/249 of 25.06.2007)

ОАО "Кузбасс-энерго"
Кузбасское открытое акционерное общество энергетики и электрификации «Кузбассэнерго»

12G3-2(B) Exemption No.: 82-4633

MATERIAL FACT NOTIFICATION:

"Notification on Terms of Performance by the Issuer of Its Commitment to Shareholders"

1. General	
1.1. Full business name of the Issuer:	Kuzbass Power and Electrification Open Joint-Stock Company
1.2. Short business name of the Issuer:	OAO Kuzbassenergo
1.3. Place of business of the Issuer:	656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.
1.4. Primary state registration No. of the Issuer:	1024200678260
1.5. Taxpayer identification number of the Issuer (INN):	4200000333
1.6. The unique issuer code assigned by the registration authority:	00064-A
1.7. Website used by the Issuer to disclose information:	http://www.kuzbassenergo.ru/invest/doc/fact/

2. Notification Details

2.1. Kind, class (type), series and other identification characteristics of securities: *Ordinary registered uncertificated shares.*

2.2. State registration number of the issue (additional issue) of securities and the date of state registration (identification number of the issue (additional issue) of securities and the date of its assignment in case if according to the Federal Law "On Stock Market" the issue (additional issue) of securities is not subject to state registration: *1-01-00064-A of 24 June, 2003.*

2.3. Details of the Issuer commitment, and for a financial obligation liability or another obligation which can be expressed in monetary terms - also the amount of such liability/obligation in monetary terms: *To pay dividend on common shares of the Company by the results of the first quarter of 2007 at a rate of 0.018955 rbl. per one common share of the Company in cash within 60 days from the date of taking the decision on dividend payment.*

2.4. Date on which the Issuer commitment should be discharged and in case the commitment should be discharged by the Issuer within a certain term (time period) -- the date of expiration of this term: *06 August, 2007.*

2.5. The fact of performance of the commitment or failure to perform (default) of the Issuer: *Partial performance, dividends are paid to the amount of 10,462,682.56 roubles.*

2.6. In case of the Issuer's default on commitment – the reason of such default, and for a financial obligation liability or another obligation which can be expressed in monetary terms - also the extent of such default in monetary terms: *The amount of declared but unpaid dividend – 1,027,152.27 roubles.*

The reasons of the default: absence in the register of holders of registered securities of banking details for payment of dividend by a bank transfer.

3. Signature	
3.1. Deputy General Director, Corporate Management ___ (power of attorney No. 70-119/249 of 25.06.2007)	D.V.Skorokhodov (signature) Stamp here
3.2. Date: 08 August, 2007	

ОАО "Кузбасс-энерго"

12G3-2(B) Exemption No.: 82-4633

MATERIAL FACT NOTIFICATION:

"Notification on the Date of Closing the Shareholder Register of the Issuer"

1. General	
1.1. Full business name of the Issuer:	Kuzbass Power and Electrification Open Joint-Stock Company
1.2. Short business name of the Issuer:	OAO Kuzbassenergo
1.3. Place of business of the Issuer:	656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.
1.4. Primary state registration No. of the Issuer:	1024200678260
1.5. Taxpayer identification number of the Issuer (INN):	4200000333
1.6. The unique issuer code assigned by the registration authority:	00064-A
1.7. Website used by the Issuer to disclose information:	http://www.kuzbassenergo.ru/invest/doc/fact/

2. Notification Details
2.1. Class (type) of shares of the Issuer with respect to which the list of their holders for a certain date is made up: ***Ordinary registered uncertificated shares.***
2.2. Purpose for which the list of shareholders of the Issuer was made up: ***holding an extraordinary general meeting of shareholders of OAO Kuzbassenergo*** .
2.3. Date on which the list of shareholders of the Issuer was made up: ***24 July, 2007.***
2.4. Date of drawing up and the number of the minutes of the meeting of the authorised management body of the Issuer at which the decision on the date of drawing up the list of shareholders of the Issuer or other decision which is the basis for determining the date of drawing up of such list was taken: ***26 July, 2007, No. 04/13.***

3. Signature	
3.1. Deputy General Director, Corporate Management ___ (power of attorney No. 70-119/191 of 01.02.2007)	______________ D.V.Skorokhodov (signature) Stamp here
3.2. Date: 30 July, 2007	

ОАО "Кузбасс-энерго"

12G3-2(B) Exemption No.: 82-4633

Information on Inclusion of Securities of the Joint-Stock Company in the List of Securities Admitted to Stock Market Trading by the Stock Market Trade Institutor.

1. General	
1.1. Full business name of the Issuer:	Kuzbass Power and Electrification Open Joint-Stock Company
1.2. Short business name of the Issuer:	OAO Kuzbassenergo
1.3. Place of business of the Issuer:	656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.
1.4. Primary state registration No. of the Issuer:	1024200678260
1.5. Taxpayer identification number of the Issuer (INN):	4200000333
1.6. The unique issuer code assigned by the registration authority:	00064-A
1.7. Website used by the Issuer to disclose information:	http://www.kuzbassenergo.ru/invest/doc/fact/

2. Information Details
2.1. Full business name of the stock market trade institutor: **Open Joint-Stock Company "Russian Trading System" Stock Exchange.**
2.2. Kind, class, type of securities of the joint-stock company entered in the list of securities admitted to trade on the stock market by the stock market trade institutor: **Ordinary registered uncertificated shares.**
2.3. Name of the quotation list in which the joint-stock company securities are included: **Quotation List "Б".**

3. Signature	
3.1. Deputy General Director, Corporate Management ___ (power of attorney No. 70-119/191 of 01.02.2007)	___ D.V.Skorokhodov (signature)
3.2. Date: 25 July, 2007	

ОАО "Кузбасс-энерго"

12G3-2(B) Exemption No.: 82-4633

Information on Conclusion by the Joint-Stock Company of an Agreement with a Stock Exchange Based on Which the Securities of the Joint-Stock Company Are Admitted to Listing.

1. General	
1.1. Full business name of the Issuer:	Kuzbass Power and Electrification Open Joint-Stock Company
1.2. Short business name of the Issuer:	OAO Kuzbassenergo
1.3. Place of business of the Issuer:	656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.
1.4. Primary state registration No. of the Issuer:	1024200678260
1.5. Taxpayer identification number of the Issuer (INN):	4200000333
1.6. The unique issuer code assigned by the registration authority:	00064-A
1.7. Website used by the Issuer to disclose information:	http://www.kuzbassenergo.ru/invest/doc/fact/

2. Information Details
2.1. Full business name of the stock exchange carrying out listing of securities of the joint-stock company (stock market trade institutor which enters securities of the joint-stock company in the list of securities admitted to trade on the stock market): **Open Joint-Stock Company "Russian Trading System" Stock Exchange.**
2.2. Kind, class, type of securities of the joint-stock company listed by the stock exchange (entered in the list of securities admitted to trade on the stock market by the stock market trade institutor): **Ordinary registered uncertificated shares.**
2.3. Date of conclusion and number of the agreement according to which the stock exchange carries out listing of securities of the joint-stock company (by virtue of which the stock market trade institutor enters securities of the joint-stock company in the list of securities admitted to trade on the stock market): **24 July, 2007; Agreement for Rendering Listing Services No. 40/L/AO.**

3. Signature	
3.1. Deputy General Director, Corporate Management ___ (power of attorney No. 70-119/191 of 01.02.2007)	___ D.V.Skorokhodov Signature
3.2. Date: 25 July, 2007	

ОАО "Кузбассэнерго"

12G3-2(B) Exemption No.: 82-4633

Notification on Information Which Can Materially Influence the Cost of Securities of the Joint-Stock Company ("Information on Decisions Taken by the Board of Directors (Supervisory Board) of the Joint-Stock Company")

1. General	
1.1. Full business name of the Issuer:	Kuzbass Power and Electrification Open Joint-Stock Company
1.2. Short business name of the Issuer:	OAO Kuzbassenergo
1.3. Place of business of the Issuer:	656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.
1.4. Primary state registration No. of the Issuer:	1024200678260
1.5. Taxpayer identification number of the Issuer (INN):	4200000333
1.6. The unique issuer code assigned by the registration authority:	00064-A
1.7. Website used by the Issuer to disclose information:	http://www.kuzbassenergo.ru/invest/doc/fact/

2. Notification Details

2.1. Date of the meeting of the Board of Directors at which the resolution in question was passed: **24 July, 2007**

2.2. Date of drawing up and the number of the minutes of the meeting of the Board of Directors at which the resolution in question was passed: **26 July, 2007; No. 04/13.**

2.3. The content of the resolutions passed by the Board of Directors of the Issuer on the following matters:

2.3.1. Item No. 10: On convocation of an extraordinary General Meeting of shareholders of the Company.

Resolved:

1. To call an extraordinary General Meeting of shareholders of the Company in the form of an absentee ballot.
2. To establish the deadline for reception of filled-in voting bulletins - **06 September, 2007.**
3. To approve the following agenda of the extraordinary General Meeting of shareholders of the Company:
   1) *Concerning definition of quantity, par value, class (types) of declared shares of OAO Kuzbassenergo and the rights attached to these shares.*
   2) *Concerning amendments and supplements to the Charter of OAO Kuzbassenergo.*
   3) *Concerning increase of the authorized capital of OAO Kuzbassenergo by placing additional shares.*
4. To establish the date of drawing up the list of persons authorized to attend the extraordinary General Meeting of shareholders of the Company - **24 July, 2007**.
5. To establish that the information (materials) to be presented to persons authorized to attend the extraordinary General Meeting of shareholders of the Company include:

   - Draft resolutions of the extraordinary General Meeting of shareholders of the Company;

   - Draft amendments and supplements to the Company Charter.

   5.1. To determine that persons authorized to attend the extraordinary General Meeting of shareholders of the Company may review the information (materials) specified in item 5 during

the period from 16 August, till 06 September, 2007 (except for days off and holidays), from 10.00 a.m. till 05.00 p.m. at the following addresses:

- 650000, Russia, city of Kemerovo, pr. Kuznetskiy, 30, OAO Kuzbassenergo , office 306;

- 656037, Russia, Altai territory, city of Barnaul, Brilliantovaya street, 2;

- 105082, Russia, Moscow, ul. Bolshaya Pochtovaya, 34, str. 8, JSC Central Moscow Depositary.

6. To approve the form and the wording of bulletins for voting at the extraordinary General Meeting of shareholders of the Company according to Appendices Nos 1 to 3.

7. To establish that voting bulletins should be directed by registered mail (delivered against signature) to persons having the right to attend the extraordinary General Meeting of shareholders of the Company not later than on **16 August, 2007**.

   7.1. To establish the mailing address to which the filled-in voting bulletins should be sent:

   - 105082, Russia, Moscow, ul. Bolshaya Pochtovaya, 34, str. 8, JSC Central Moscow Depositary.

8. To approve the form and the wording of the notice calling the extraordinary General Meeting of shareholders of the Company according to Appendix No. 4.

8.1. To establish that the notice calling the extraordinary General Meeting of shareholders of the Company shall be published in the "Russian Gazette" newspaper not later than on **06 August, 2007**.

9. To elect Golofast Dmitriy Yakovlevich, Chief of the Department of the Chief of Staff of OAO Kuzbassenergo, the Secretary of the extraordinary General Meeting of shareholders of the Company.

3. Signature	
3.1. Deputy General Director, Corporate Management ___ (power of attorney No. 70-119/191 of 01.02.2007)	D.V.Skorokhodov (signature) Stamp here ОАО "Кузбассэнерго"
3.2. Date: 30 July, 2007	

12G3-2(B) Exemption No.: **82-4633**

MATERIAL FACT NOTIFICATION:

"Notification on Facts Which Entailed a Single Increase (Reduction) of Issuer's Net Profit or Dead Losses by More Than 10 Percent"

1. General	
1.1. Full business name of the Issuer:	Kuzbass Power and Electrification Open Joint-Stock Company
1.2. Short business name of the Issuer:	OAO Kuzbassenergo
1.3. Place of business of the Issuer:	656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.
1.4. Primary state registration No. of the Issuer:	1024200678260
1.5. Taxpayer identification number of the Issuer (INN):	4200000333
1.6. The unique issuer code assigned by the registration authority:	00064-A
1.7. Website used by the Issuer to disclose information:	http://www.kuzbassenergo.ru/invest/doc/fact/

2. Notification Details
2.1. The fact (facts) which entailed a single reduction of net profit or dead losses of the Issuer by more than for 10 percent: it is due to seasonal nature of services provided (electric-power and heat production).
2.2. Date of occurrence of the fact (facts) which entailed a single reduction of net profit or dead losses of the Issuer by more than 10 percent: 30.07.2007
2.3. Net profit (dead losses) of the Issuer for the accounting period (Ist quarter of 2007) preceding the accounting period in which the fact (facts) in question occurred: 1,731,039 thousand rbl.
2.4. Net profit (dead losses) of the Issuer for the accounting period (IInd quarter of 2007) in which the fact (facts) in question occurred:1,512,312 thousand rbl.
2.5. Change of the net profit (dead losses) of the Issuer in absolute terms: 218,727 thousand rbl., in per cent: 12,64%.

3. Signature		
3.1. Deputy General Director, Corporate Management ___ (power of attorney No. 70-119/191 of 01.02.2007)	(signature)	D.V.Skorokhodov
	Stamp here	
3.2. Chief Accountant	(signature)	S.S.Prikhodchenko
3.3. Date: 31 July, 2007		

Approved on " 09 " August 2007
by the Board of Directors of Kuzbass Power and
Electrification Open Joint-Stock Company
Minutes of " 10 " August 2007 No. 06/13

QUARTERLY REPORT

Kuzbass Power and Electrification Open Joint-Stock Company

full business name (name if a nonprofit institution) of the Issuer

Issuer code:	0	0	0	6	4	–	A

for the 2nd quarter of 2007

Place of business of the Issuer: 656037, Russian Federation, Altai territory, city of Barnaul, Briliantovaya street, 2,

The information contained in this quarterly report is to be disclosed according to the Russian Federation legislation regulating stock market

Acting General Director Date 31 July 2007	(signature)	Yu.A.Gretsinger
Chief Accountant Date 31 July 2007	(signature)	S.S.Prikhodchenko
	Stamp here	

ОАО "Кузбассэнерго"

Contact person:	Chief economist of the Corporate Policy Department Natalia Aleksandrovna Yakovenko
Telephone:	(384-2) 45-37-61
Fax:	(384-2) 45-37-61
E-mail:	yakovenkona@kuzbe.elektra.ru
Website used by the Issuer to disclose information contained in this quarterly report	http://www.kuzbassenergo.ru/invest/doc/IFRS/

Approved on " 09 " August 200 7
by the Board of Directors of Kuzbass Power and Electrification Open Joint-Stock Company
Minutes of " 10 " August 200 7 No. 06/13

QUARTERLY REPORT

Kuzbass Power and Electrification Open Joint-Stock Company

full business name (name if a nonprofit institution) of the Issuer

Issuer code:	0	0	0	6	4	–	A

for the 2nd quarter of 2007

Place of business of the Issuer: 656037, Russian Federation, Altai territory, city of Barnaul, Briliantovaya street, 2,

The information contained in this quarterly report is to be disclosed according to the Russian Federation legislation regulating stock market

Acting General Director Date 31 July 20 07	(signature)	Yu.A.Gretsinger
Chief Accountant Date 31 July 20 07	(signature)	S.S.Prikhodchenko
		Stamp here

Contact person:	Chief economist of the Corporate Policy Department Natalia Aleksandrovna Yakovenko
Telephone:	(384-2) 45-37-61
Fax:	(384-2) 45-37-61
E-mail:	yakovenkona@kuzbe.elektra.ru
Website used by the Issuer to disclose information contained in this quarterly report	http://www.kuzbassenergo.ru/invest/doc/IFRS/

Contents

Introduction

The Issuer is obliged to disclose the information in the form of the quarterly report because Kuzbass Power and Electrification Open Joint-Stock Company is a joint-stock company established at privatisation of government-owned enterprises, according to the privatisation plan approved according to the established procedure and as of the date of its approval representing the Issuer's share issue prospectus which stipulated possibility of allocation of Issuer's shares to more than 500 purchasers.

The full and short business names of the Issuer are: ***Kuzbass Power and Electrification Open Joint-Stock Company, OAO Kuzbassenergo.***

Place of business of the Issuer: ***656037, Russian Federation, Altai territory, Barnaul, Brilliantovaya street, 2.***

Contact telephone of the Issuer: ***(384-2) 45-33-59.***

E-mail: ***adm@kuzbe.elektra.ru***

Web site: ***http://www.kuzbassenergo.ru***

Basic data about securities placed by the Issuer: ***The Company placed 606,163,800 (six hundred six million one hundred sixty three thousand and eight hundred) common registered uncertificated shares with the same par value of 1 (one) rouble each for a total amount of 606,163,800 (six hundred six million one hundred sixty three thousand and eight hundred) roubles (at par value).***

This quarterly report contains estimations and forecasts of competent management bodies of the Issuer regarding future events and/or acts, prospects of development of the economy branch where the Issuer carries out its core business, and results of activity of the Issuer, including Issuer's plans, probability of certain events and fulfilment of certain acts. Investors should not rely completely on estimations and forecasts of the Issuer's management bodies since actual results of activity of the Issuer in the future can differ from predicted results for many reasons. Acquisition of Issuer's securities is associated with risks specified in this quarterly report.

I. Profiles of persons forming management bodies of the Issuer, information on bank accounts, auditor, appraiser and financial adviser of the Issuer, as well as on other persons who signed the quarterly report

1.1. Members of management bodies of the Issuer

Company management bodies are:
- General Meeting of shareholders which is the supreme management body of OAO Kuzbassenergo ;
- Board of Directors;
- Administrative Board;
- General Director.

The Board of Directors of the Issuer includes 11 persons.

Before the annual General Meeting of shareholders of OAO Kuzbassenergo held on 06.06.2007 the composition of the Board of Directors was the following:

1. BOLSHAKOV Andrey Nikolaevich, born in 1955;
2. WAGNER Andrey Aleksandrovich, born in 1957 - the Chairman of the Board of Directors;
3. DUNIN Oleg Valentinovich, born in 1965;
4. EVSEENKOVA Elena Vladimirovna, born in 1980;
5. ELISEYEVA Irina Eduardovna, born in 1978;
6. ZARKHIN Vitaly Yurievich, born in 1976;
7. KOCHETKOVA Tatyana Vladimirovna, born in 1978;
8. MAZIKIN Valentin Petrovich, born in 1945;
9. PLATONOV Vladimir Yurievich, born in 1959;
10. SOROKIN Igor Yurievich, born in 1974 – the Vice-Chairman of the Board of Directors;
11. SHTYKOV Dmitry Viktorovich, born in 1976.

Members of the Board of Directors of the Issuer elected at the annual General Meeting of shareholders of OAO Kuzbassenergo on the 06.06.2007:

1. BOLSHAKOV Andrey Nikolaevich, born in 1955;
2. DUNIN Oleg Valentinovich, born in 1965;
3. EVSEENKOVA Elena Vladimirovna, born in 1980;
4. KOCHETKOVA Tatyana Vladimirovna, born in 1978;
5. LISYANSKY Mikhail Eduardovich, born in 1968 – the Chairman of the Board of Directors;
6. MAZIKIN Valentin Petrovich, born in 1945;
7. MIKHAILOV Sergey Nikolaevich, born in 1959;
8. PLATONOV Vladimir Yurievich, born in 1959;
9. RASHEVSKY Vladimir Valerievich, born in 1973;
10. SOROKIN Igor Yurievich, born in 1974 – the Vice-Chairman of the Board of Directors;
11. SHATSKY Pavel Olegovich, born in 1972

The Administrative Board of the Issuer includes 7 persons.

Members of the Administrative Board of the Issuer:

1. ***GREBENNIKOV Alexei Antonovich, born in 1939;***
2. ***GRETSINGER Yuri Aleksandrovich, born in 1953;***
3. ***EROFEEV Alexander Kupriyanovich, born in 1959;***
4. ***SKOROKHODOV Dmitry Viktorovich, born in 1977;***
5. ***LAVROV Alexander Mikhailovich, born in 1950;***
6. ***MIKHAILOV Sergey Nikolaevich, born in 1959 – the Chairman of the Administrative Board;***
7. ***SHEIBAK Yuri Vladimirovich, born in 1953***

The sole executive body of the Issuer, the General Director:
MIKHAILOV Sergey Nikolaevich, born in 1959

1.2. Details of bank accounts of the Issuer

No.	Account type	Account number	Short name of the bank (credit institution)	Full name of the bank (credit institution)	Place of business of the bank	BIC, correspondent account, taxpayer identification No. (INN)
1	2	3	4	5	6	7
1.	Current account	40702810200530000444	OAO Bank of Moscow	JS CB Bank of Moscow (OAO). Kemerovo branch of OAO Bank of Moscow	650099, Kemerovo, Nogradskaya street, 5	BIC 043207743 correspondent account 30101810700000000743 INN
2.	Current account	40702810100000000863	Branch of OAO Bank URALSIB in the city of Kemerovo	Branch of Open Joint-Stock Company Bank URALSIB in the city of Kemerovo	650099, Kemerovo, Octyabrskiy avenue, 2	BIC 043207783 correspondent account 30101810100000000783 INN 0274062111
3.	Current account	40702810800020000509	Branch of OAO Bank URALSIB in the city of Kemerovo	Branch of Open Joint-Stock company Bank URALSIB in the city of Kemerovo	650099, Kemerovo, Octyabrskiy avenue, 2	BIC 043207783 correspondent account 30101810100000000783 INN 0274062111
4.	Current account	40702810800000000384	CB Entrepreneurship Support Investment Bank	Commercial Bank Entrepreneurship Support Investment Bank	125319, Moscow, Ilyushin street, 9, blg. 1	BIC 044583861 correspondent account 30101810000000000861 INN 7734050463
5.	Current account	40702810900000001843	OAO Bank ALEMAR	OAO Bank ALEMAR	630099, Novosibirsk, Serebrennikovskaya street, 37	BIC 045004874 correspondent account 30101810500000000874 INN 5406102877
6.	Current account	40702810400120000152	KB OAO URSA Bank	Kuzbass Branch of Open Joint-Stock Company URSA Bank	650099, Kemerovo, Nogradskaya street, 5 in	BIC 043207784 correspondent account 30101810400000000784 INN 5408117935
7.	Current account	40702810126020102036	Branch No. 8615 of JS SB RF (OAO) – Kemerovo Branch	Branch No. 8615 of Joint-Stock Commercial Sberbank of the Russian Fed-	650066, Kemerovo, Octyabrskiy avenue, 53	BIC 043207612 correspondent account 30101810200000000612

				eration (OAO) –Kemerovo Branch		INN 7707083893
8.	Current account	40702810100070000201	Branch No. 4207 of Bank VTB 24 (ZAO)	Branch No. 4207 of Bank VTB 24 (Closed Joint-Stock Company) in the city of Kemerovo	650066, Kemerovo, Octyabrskiy avenue, 53/2	BIC 043207739 correspondent account 30101810400000000739 INN 7710353606
9.	Current account	40702810100120000256	Branch of OAO MDM - Bank in the city of Kemerovo	Branch of JS CB Moscow Business World (OAO) in the city of Kemerovo	650003, Kemerovo, Lenin avenue, 137/3	BIC 043207791 correspondent account 30101810600000000791 INN 7706074960
10.	Current account	40702810826020102640	Branch No. 8615 of JS SB RF (OAO) – Kemerovo Branch	Branch No. 8615 of Joint-Stock Commercial Sberbank of the Russian Federation (OAO) –Kemerovo Branch	650066, Kemerovo, Octyabrskiy avenue, 53	BIC 043207612 correspondent account 30101810200000000612 INN 7707083893
11.	Current account	40702810817000000044	Branch of OAO TransCreditBank in the city of Novosibirsk	Branch of OAO TransCreditBank in the city of Novosibirsk	630089, Novosibirsk, B.Bogatkov street, 221	BIC 045005787 correspondent account 30101810500000000787 INN 7722080343
12.	Current account	40702810800500000017	Kemerovo branch of OAO Bank ALEMAR in the city of Kemerovo	Kemerovo branch of OAO Bank ALEMAR in the city of Kemerovo	650070, Kemerovo, Molodezhny avenue, 7/1	BIC 043207786 correspondent account 30101810000000000786 INN 5406102877
13.	Current account	40702810100040000005	Kemerovo branch of OJSC Bank ZENIT	Kemerovo branch of OJSC Bank ZENIT	650099, Kemerovo, Sovetskiy avenue, 77/1	BIC 043207730 correspondent account 30101810700000000730 INN 7729405872
14.	Current account	40702810700042000005	Kemerovo branch of OJSC Bank ZENIT	Kemerovo branch of OJSC Bank ZENIT	650099, Kemerovo, Sovetskiy avenue, 77/1	BIC 043207730 correspondent account 30101810700000000730 INN 7729405872

15.	Current account	40702810200120000392	Branch of OAO MDM - Bank in the city of Kemerovo	Branch of JS CB Moscow Business World (OAO) in the city of Kemerovo	650003, Kemerovo, Lenin avenue, 137/3	BIC 043207791 correspondent account 30101810600000000791 INN 7706074960
16.	Current account	40702810800120000433	Branch of OAO MDM - Bank in the city of Kemerovo	Branch of JS CB Moscow Business World (OAO) in the city of Kemerovo	650003, Kemerovo, Lenin avenue, 137/3	BIC 043207791 correspondent account 30101810600000000791 INN 7706074960
17.	Current account	40702810400430000001	Branch of OAO VTB in the city of Kemerovo	Branch of Open Joint-Stock Company Bank for Foreign Trade in the city of Kemerovo	650099, Kemerovo, Ostrovsky street, 12	BIC 043207756 correspondent account 30101810700000000756 INN 7702070139
18.	Current account	40702810500320000138	Kemerovo Branch of OAO Alpha Bank	Kemerovo Branch of OAO Alpha Bank	650099, Kemerovo, Ostrovsky street, 12	BIC 043207745 correspondent account 30101810300000000745 INN 7728168971
19.	Current account	30214810310000000620	NKO RTS Clearing House (Limited Liability Company), Moscow	NKO RTS Clearing House (Limited Liability Company), Moscow	127006, Moscow, Dolgorukovskaya street, 38	BIC 044583258 correspondent account 30103810200000000258 INN 7710298190
20.	Current account	40702810364000000054	Kemerovo Branch of OAO Northwest VTB Bank	Kemerovo Branch of OAO Northwest VTB Bank	650040, Kemerovo, Kirov street, 13	BIC 043207747 correspondent account 30101810900000000747 INN 7831000010
21.	Current account	40702810407000404888	Siberian Branch of ZAO Raif-feizenbank Austria in the city of Novosibirsk	Siberian Branch of ZAO Raif-feizenbank Austria in the city of Novosibirsk	630099, Novosibirsk, Uritsky street, 20	BIC 045004799 correspondent account 30101810300000000799 INN 7744000302
22.	Current account	40702810280000199601	Kemerovo Branch of JS CB Promsviazbank in the city of Kemerovo	Kemerovo Branch of JS CB Promsviazbank in the city of Kemerovo	650000, Kemerovo, Kuznetskiy avenue, 33	BIC 043207798 correspondent account 30101810700000000798 INN 7744000912

23.	Current account	40702810300500000326	Kemerovo Branch of OAO Bank ALEMAR	Kemerovo Branch of OAO Bank ALEMAR	650070, Kemerovo, Molodezhny avenue, 7/1	BIC 043207786 correspondent account 30101810000000000786 INN 5406102877
24.	Current account	40702810301500000354	Kemerovo Branch of OAO Bank ALEMAR	Kemerovo Branch of OAO Bank ALEMAR	650070, Kemerovo, Molodezhny avenue, 7/1	BIC 043207786 correspondent account 30101810000000000786 INN 5406102877
25.	Current account	40702810900000009525	Branch of JSB GAZPROM-BANK (ZAO) in the city of Tomsk, credit-cash office in the city of Kemerovo	Branch of JSB GAZPROM-BANK (ZAO) in the city of Tomsk, credit-cash office in the city of Kemerovo	650070, Kemerovo, Street 62nd journey, 10	BIC 046902758 correspondent account 30101810800000000758 INN 7744001497
26.	Current account	40702810100000001904	OAO JSB KUZNETSKBIZNESBANK	OAO Joint-Stock Bank KUZNETSKBIZNESBANK	654080, Novokuznetsk, Kirov street , 89 a	BIC 043209740 correspondent account 30101810600000000740 INN 4216004076
27.	Current account	40702810300030000280	Branch of OAO Bank URAL-SIB in the city of Kemerovo, additional office Novo-kuznetsk Branch	Branch of OAO Bank URAL-SIB in the city of Kemerovo, additional office Novo-kuznetsk Branch	654027, Novokuznetsk, Entusiastov street , 21	BIC 043207783 correspondent account 30101810100000000783 INN 0274062111
28.	Current account	40702810526070101085	Branch No. 7763 of JS SB RF (OAO) – Mezhdurechensk Branch	Branch No. 7763 of Joint-Stock Commercial Sberbank of the Russian Federation (OAO) – Mezhdure-chensk Branch	652888, Mezhdurechensk, Shakhterov avenue, 9-A	BIC 045004641 correspondent account 30101810500000000641 INN 7707083893
29.	Corporate account	40702810400000163827	OAO JSB KUZNETSKBIZNESBANK	OAO Joint-Stock Bank KUZNETSKBIZNESBANK	654080, Novokuznetsk, Kirov street , 89 a	BIC 043209740 correspondent account 30101810600000000740 INN 4216004076
30.	Current account	40702810926140100493	Branch No. 2359 of JS SB RF (OAO) – Belovo Branch	Branch No. 2359 of Joint-Stock Commercial Sberbank of the Russian Federation (OAO) – Belovo	652600, Belovo, Tsinkozavodskoy lane, 2	BIC 045004641 correspondent account 30101810500000000641 INN 7707083893

				Branch		
31.	Current account	40702810800010000386	Branch of OAO Bank URAL-SIB in the city of Kemerovo DO Belovo Branch	Branch of OAO Bank URAL-SIB in the city of Kemerovo DO Belovo Branch	652600, Belovo, Octyabrskaya street, 8	BIC 043207783 correspondent account 30101810100000000783 INN 0274062111
32.	Business account	40702810826140400976	Branch No. 2359 of JS SB RF (OAO) – Belovo Branch	Branch No. 2359 of Joint-Stock Commercial Sberbank of the Russian Federation (OAO) – Belovo Branch	652600, Belovo, Tsinkozavodskoy lane, 2	BIC 045004641 correspondent account 30101810500000000641 INN 7707083893
33.	Current account	40702810226140100753	Branch No. 2359 of JS SB RF (OAO) – Belovo Branch	Branch No. 2359 of Joint-Stock Commercial Sberbank of the Russian Federation (OAO) – Belovo Branch	652600, Belovo, Tsinkozavodskoy lane, 2	BIC 045004641 correspondent account 30101810500000000641 INN 7707083893
34.	Current account	40702810408120000468	DO Belovsky of KB of OAO URSA Bank	DO Belovsky of Kemerovo Branch of Open Joint-Stock Company URSA Bank	652612, Belovo, Zheleznodorozhnaya street, 40	BIC 043207784 correspondent account 30101810400000000784 INN 5408117935
35.	Current account	40702810500500000281	Kemerovo Branch of OAO Bank ALEMAR	Kemerovo Branch of OAO Bank ALEMAR	650070, Kemerovo, Molodezhny avenue, 7/1	BIC 043207786 correspondent account 30101810000000000786 INN 5406102877
36.	Current account	40702810102500000317	Kemerovo Branch of OAO Bank ALEMAR	Kemerovo Branch of OAO Bank ALEMAR	650070, Kemerovo, Molodezhny avenue, 7/1	BIC 043207786 correspondent account 30101810000000000786 INN 5406102877
37.	Corporate account	43801810900148000001	Branch of OAO Bank URAL-SIB in the city of Kemerovo DO Novokuznetsk Branch	Branch of OAO Bank URAL-SIB in the city of Kemerovo DO Novokuznetsk Branch	654027, Novokuznetsk, Entusiastov street , 21	BIC 043207783 correspondent account 30101810100000000783 INN 0274062111
38.	Current account	40702810900120000326	NB of OAO URSA Bank	Novokuznetsk Branch of Open Joint-Stock Company	654007, Novokuznetsk, Pavlovskogo street, 7	BIC 043207784 correspondent account

				URSA Bank		30101810400000000784 INN 5408117935
39.	Current account	40702810300030000031	Branch of OAO Bank URAL-SIB in the city of Kemerovo DO Novokuznetsk Branch	Branch of OAO Bank URAL-SIB in the city of Kemerovo DO Novokuznetsk Branch	654027, Novokuznetsk, Entusiastov street , 21	BIC 043207783 correspondent account 30101810100000000783 INN 0274062111
40.	Corporate account	40702810100030080031	Branch of OAO Bank URAL-SIB in the city of Kemerovo DO Novokuznetsk Branch	Branch of OAO Bank URAL-SIB in the city of Kemerovo DO Novokuznetsk Branch	654027, Novokuznetsk, Entusiastov street , 21	BIC 043207783 correspondent account 30101810100000000783 INN 0274062111
41.	Current account	40702810000000004069	OAO JSB KUZNETSKBIZNESBANK	OAO Joint-Stock Bank KUZNETSKBIZNESBANK	654080, Novokuznetsk, Kirov street , 89 a	BIC 043209740 correspondent account 30101810600000000740 INN 4216004076
42.	Current account	40702810826170103816	Branch No. 6656 of JS SB RF (OAO) – Osinnik-ovskoye Branch	Branch No. 6656 of Joint-Stock Commercial Sberbank of the Russian Fed-eration (OAO) – Osinnik-ovskoye branch	654083, Novokuznetsk, Tolyatti street, 27	BIC 045004641 correspondent account 30101810500000000641 INN 7707083893
43.	Current account	40702810500020000320	Branch of OAO Bank URAL-SIB in the city of Kemerovo	Branch of Open Joint-Stock Company Bank URALSIB in the city of Kemerovo	650099, Kemerovo, Octyabrskiy avenue, 2	BIC 043207783 correspondent account 30101810100000000783 INN 0274062111
44.	Current account	40702810100500000047	Kemerovo Branch of OAO Bank ALEMAR	Kemerovo Branch of OAO Bank ALEMAR	650070, Kemerovo, Molodezhny avenue, 7/1	BIC 043207786 correspondent account 30101810000000000786 INN 5406102877
45.	Current account	40702810600020000246	Branch of OAO Bank URAL-SIB in the city of Kemerovo	Branch of Open Joint-Stock Company Bank URALSIB in the city of Kemerovo	650099, Kemerovo, Octyabrskiy avenue, 2	BIC 043207783 correspondent account 30101810100000000783 INN 0274062111
46.	Current account	40702810000020000325	Branch of OAO Bank URAL-SIB in the city of Kemerovo	Branch of Open Joint-Stock Company Bank URALSIB	650099, Kemerovo, Octyabrskiy avenue, 2	BIC 043207783 correspondent account

				in the city of Kemerovo		30101810100000000783 INN 0274062111
47.	Current account	40702810500500000016	Kemerovo Branch of OAO Bank ALEMAR	Kemerovo Branch of OAO Bank ALEMAR	650070, Kemerovo, Molodezhny avenue, 7/1	BIC 043207783 correspondent account 30101810100000000783 INN 0274062111
48.	Current account	40702810602000100276	Altai Bank of the Sberbank of the Russian Federation in the city of Barnaul	Altai Bank of the Sberbank of the Russian Federation in the city of Barnaul	656038, Barnaul, Komsomolskiy avenue, 106	BIC 045004641 correspondent account 30101810500000000641 INN 7707083893
49.	Current account	40702810900040000816	Barnaul Branch of OAO Sobinbank	Barnaul Branch of OAO Sobinbank	656056, Barnaul, Partizanskaya street, 44	BIC 040173712 correspondent account 30101810600000000712 INN 7722076611
50.	Current currency account	40702840000000000111	Branch of OAO Bank URALSIB in the city of Kemerovo	Branch of Open Joint-Stock Company Bank URALSIB in the city of Kemerovo	650099, Kemerovo, Octyabrskiy avenue, 2	BIC 043207783 correspondent account 30101810100000000783 INN 0274062111
51.	Transit currency account	40702840300001000111	Branch of OAO Bank URALSIB in the city of Kemerovo	Branch of Open Joint-Stock Company Bank URALSIB in the city of Kemerovo	650099, Kemerovo, Octyabrskiy avenue, 2	BIC 043207783 correspondent account 30101810100000000783 INN 0274062111
52.	Current currency account	40702978000000000012	Branch of OAO Bank URALSIB in the city of Kemerovo	Branch of Open Joint-Stock Company Bank URALSIB in the city of Kemerovo	650099, Kemerovo, Octyabrskiy avenue, 2	BIC 043207783 correspondent account 30101810100000000783 INN 0274062111
53.	Transit currency account	40702978900003000012	Branch of OAO Bank URALSIB in the city of Kemerovo	Branch of Open Joint-Stock Company Bank URALSIB in the city of Kemerovo	650099, Kemerovo, Octyabrskiy avenue, 2	BIC 043207783 correspondent account 30101810100000000783 INN 0274062111

1.3. Details of the auditor (auditors) of the Issuer

Details of the auditor who performed independent audit of annual accounts for the year 2006:

Full and short business name: ***Closed Joint-Stock Company PricewaterhouseCoopers Audit, ZAO PwC Audit.***

Place of business: ***115054, Moscow, Kosmodamianskaya emb., 52,blg. 5.***

INN: ***7705051102***

Ph.: + ***7(495) 967-60-00***

Fax: ***+7(495) 967-60-01.***

E-mail: ***hrdgph@pwcglobal.com***

Details of the auditor's licence: ***for carrying out auditor activity.***

Licence number: ***E 000376***

Date of issue: ***20.05.2002***

Period of validity: ***till 20.05.2007***

Authority which issued the licence: ***Ministry of Finance of the Russian Federation.***

Data on the auditor's membership in boards, associations or other professional unions (organisations): ***U.S. – Russia Business Council; American Chamber of Commerce; Association of European Businesses; Managers Association; Mining Advisory Council; Canada Eurasia Russia Business Association; Cambridge Energy Research Associates; Moscow International Business Association; Russo – Britich Chamber of Commerce.***

Fiscal year (years), for which the auditor conducted independent audit of accounts and financial statements (bookkeeping) of the Issuer: ***Joint-Stock Company PwC Audit carried out independent audit of accounts and financial statements (bookkeeping) of the Issuer for 2005 and 2006.***

Factors which can affect independence of the auditor from the Issuer, including information on availability of material interests relating the auditor (auditor's officials) with the Issuer (Issuer's officials): ***there are no material interests relating the auditor (auditor's officials) with the Issuer (Issuer's officials).***

- availability of equity interest of the auditor (auditor's officials) in the authorised (share) capital (share fund) of the Issuer: ***there is no equity interest of the auditor (auditor's officials) in the authorised capital of the Issuer.***
- extension of loans to the auditor (auditor's officials) by the Issuer: ***the Issuer did not extend loans to the auditor (auditor's officials).***
- availability of close business relations (participation in promotion of Issuer's products (services), participation in joint business, etc.), as well as kinship: ***there are no close business relations (participation in promotion of Issuer's products (services), participation in joint business, etc.), as well as kinship.***
- details of the Issuer's officials who are simultaneously auditor's officials (the auditor): ***there are no Issuer's officials who are simultaneously auditor's officials (the auditor).***

Measures taken by the Issuer and the auditor to alleviate the influence of the above factors: ***there are no factors which could affect independence of the auditor from the Issuer.***

Issuer's auditor selection procedure: ***Federal Law "On Joint-Stock Companies"does not specify any time limits or procedure for putting forward an auditor nominee to be included in the voting list for approval of the auditor of the Company. Besides, this Law does not stipulate shareholders' right to put forward an auditor nominee. Therefore, the auditor nominee to be approved at the Annual General Meeting of shareholders is determined by the Board of Directors of the Company when handling issues of preparation and holding the Annual General Meeting of shareholders.***

The auditor of the Company is approved by the resolution of the General Meeting of shareholders.

Information on activity performed by the auditor within the framework of special auditor tasks: ***no special auditor tasks were given to the auditor.***

Procedure for determining the amount of the auditor's remuneration: ***The Company concludes with the***

auditor approved by the Annual General Meeting of shareholders a contract for rendering auditor and consultation services.

The amount of the auditor's remuneration is determined by the Board of Directors. On 31.08.2006 the Board of Directors by its resolution (Minutes No. 5/12) established the cost of audit of the financial statements (bookkeeping) of the Company for 2006 at a rate of 9,600,000 (nine million six hundred thousand) RUB (without VAT).

Actual amount of remuneration paid by the Issuer to the auditor for each fiscal year for which the auditor conducted independent audit of accounts and financial statements (bookkeeping) of the Issuer: ***Auditor's remuneration for 2005 amounted to 10,502,369 (ten million five hundred two thousand three hundred sixty nine) RUB, (118,369 (one hundred eighteen thousand three hundred sixty nine) RUB of which is the remuneration for consultation services) including the VAT of 1,602,056 (one million six hundred two thousand fifty six) RUB***

Information on availability of delayed and overdue payments for the auditor services: ***the Company has no delayed or overdue payments for the auditor services rendered by Joint-Stock Company PwC.***

Information on Company's auditor approved at the Annual General Meeting of shareholders of OAO Kuzbassenergo on 06.06.2007:

Full and short business name: ***Closed Joint-Stock Company KPMG, ZAO KPMG.***

Place of business: ***119019, Moscow, Gogolevskiy boulevard, 11.***

Telephone: ***+7(495) 937-44-77.***

Fax: ***+7(495) 937-44-99.***

E-mail: ***moscow@kpmg.ru***

Details of the auditor's licence: ***for carrying out auditor activity.***

Licence number: ***E 003330***

Date of issue: ***17.01.2003***

Period of validity: ***till 17.01.2008***

Authority which issued the licence: ***the Ministry of Finance of the Russian Federation.***

- Data on the auditor's membership in boards, associations or other professional unions (organisations): ***KPMG International Association registered under the law of Switzerland; American Chamber of Commerce in Russia; Association of European Businesses; Audit Chamber of Russia; US-Russia Business Council; Russian-British chamber of commerce; Russian Union of Industrialists and Enterpreneurs; German Business Association in the Russian Federation.***

The following contracts were concluded with ZAO KPMG in 2007:

- ***Contract for carrying out audit of financial statements of OAO Kuzbassenergo as of the end and during the first six months of 2007 prepared according to the Russian accounting principles. The cost of services under this contract is 4,160,000 RUB (Four million one hundred sixty thousand roubles), without the VAT.***
- ***Contract for carrying out general review of consolidated financial reporting of OAO Kuzbassenergo and the subsidiary companies as of the end and during the first six months of 2007 prepared according to the IFRS. The cost of services under this contract is 3,380,000 RUB (Three million three hundred eighty thousand RUB), without the VAT.***

Advance payments under these contracts are due in August, 2007.

1.4. Details of the Issuer's appraiser

Full and short business name: ***Closed Joint-Stock Company ENPI Konsalt, ZAO ENPI Konsalt.***

Place of business of the appraiser: ***115191, Moscow, Duhovskiy lane, 14.***

Telephone: ***(495) 952-1041.***

Fax: ***(495) 954-4408.***

E-mail: ***npg@npg.ru***

Number, date of issue and term of validity of the licence for carrying out appraisal activity, the authority which issued the licence: ***Licence No. 000031 of 06.08.2001, issued by the Ministry of Property Relations of the Russian Federation, valid till 06.08.2007.***

Information on appraisal services rendered by the appraiser:

Evaluation of replacement cost of a part of permanent assets as of 01.01.2002, rendering consultation services regarding revaluation of a part of fixed assets.

Evaluation of total reproduction cost of a part of permanent assets as of 01.01.2003, rendering consultation services regarding revaluation of permanent assets of the Company according to the Accounting Regulations "Accounting of Permanent Assets" PBU 6/01.

Evaluation of total reproduction cost of a part of fixed production assets being on the balance of OAO Kuzbassenergo as of 01.01.2004, rendering consultation services regarding revaluation of permanent assets of the Company according to the Accounting Regulations "Accounting of Permanent Assets" PBU 6/01.

Evaluation of total reproduction cost of a part of fixed production assets being on the balance of OAO Kuzbassenergo as of 01.01.2005, rendering consultation services regarding revaluation of permanent assets of the Company according to the Accounting Regulations "Accounting of Permanent Assets" PBU 6/01.

Evaluation of total reproduction cost of a part of fixed production assets being on the balance of OAO Kuzbassenergo as of 01.01.2006, rendering consultation services regarding revaluation of permanent assets of the Company according to the Accounting Regulations "Accounting of Permanent Assets" PBU 6/01.

Full and short business names: ***Consortium of appraisers including: ZAO Deloitte & Touche CIS, Institute of Entrepreneurship Problems LLC, Top Audit Auditing and Consulting Firm LLC. Chief executive officer of the Consortium: Institute of Entrepreneurship Problems LLC.***
Place of business of the appraiser: ***199178, Russia, Saint-Petersburg, Vassilievskiy Ostrov, 12th line, 11, office 3-H.***
Telephone: ***(812) 703-40-9; 703-40-90.***
Fax: ***(812) 703-30-08.***
E-mail: ***mail@ipp.spb.ru***

Number, date of issue and term of validity of the licence for carrying out appraisal activity, the authority which issued the licence: ***Licence No. 000154 of 20.08.2001 period of validity from 20.08.2001 till 20.08.2007, issued by the Ministry of Property Relations of the Russian Federation.***

Information on appraisal services rendered by the appraiser:

Evaluation of total reproduction cost of a part of fixed assets as of 01.01.2007, rendering consultation services regarding revaluation of permanent assets of the Company according to the Accounting Regulations "Accounting of Permanent Assets" PBU 6/01.

Full and short business name: ***Limited Liability Company Institute of Appraisal of Property and Financial Activity, Institute of Appraisal of Property and Financial Activity LLC.***
Place of business of the appraiser: ***Russia, Tomsk region, city of Tomsk, Kirov avenue, 51a.***
Telephone/fax: ***(382-2) 52-11-49 / (382-2) 52-25-61.***
E-mail: ***instoc@mail.tomsknet.ru***

Number, date of issue and term of validity of the licence for carrying out appraisal activity, the authority which issued the licence: ***Licence No. 000857 of 10.09.2001, issued by the Department of Economy and Regulation of Appraisal Activity of the Ministry of Property Relations of the Russian Federation, valid till 10.0.2007.***

Information on appraisal services rendered by the appraiser:

Determination of the market value of one common share of OAO Kuzbassenergo for the purpose of redemption according to the requirements of article 75 of the Federal Law "On Joint-Stock Companies" as of 01.06.2005. The cost of appraisal services amounted to 490 thousand RUB

Determination of the market value of 100% equity stake in Kuzbassenergo Bill Centre LLC held by the Issuer as of 01.01.2006. The cost of appraisal services amounted to 254 thousand RUB

Determination of the market value of 74,52% equity stake in OAO Investment and Production Association (IPO) Vodokanal held by the Issuer as of 01.04.2006. The cost of appraisal services amounted to 339 thousand RUB

Determination of the market value of the block of 500 shares in OAO Kuzbassenergoservice held by the Issuer as of 01.04.2006. The cost of appraisal services amounted to 294 thousand RUB

Determination of the market value of 100% equity stake in OAO Kuzbasstekhenergo Engineering and Analytical Centre held by the Issuer as of 01.10.2006. The cost of appraisal services amounted to 110 thousand RUB

Determination of the market value of 60% of the block of 1938 shares in OAO Prokopievskenergo held by the Issuer as of 01.01.2007. The cost of appraisal services amounted to 355 thousand RUB

Full and short business names: ***LAIR Consulting Group, LAIR Consulting Group.***
Place of business of the appraiser: ***191123, Russia, St.-Petersburg, Furshtatskaya street, 40, office 2.***
Telephone: ***(812) 273-71-31.***
Fax: ***(812) 275-93-70.***
E-mail: ***mail@lair.sp.ru***
Number, date of issue and term of validity of the licence for carrying out appraisal activity, the authority which issued the licence: ***Licence No. 000004 of 06.08.2001, period of validity from 06.08.2001 till 06.08.2007, issued by the Ministry of Property Relations of the Russian Federation.***
Information on appraisal services rendered by the appraiser:

Determination of the market value of 100% equity stake in OAO Kuzbasskaya Energoremontnaya Kompaniya held by the Issuer as of 01.05.2006. The cost of appraisal services amounted to 190 thousand RUB

Full and short business names: ***Limited Liability Company Institute of Entrepreneurship Problems, OOO IPP.***
Place of business of the appraiser: ***199178, Russia, Saint-Petersburg, Vassilievskiy Ostrov, 12th line, 11, office 3-H.***
Telephone: (812) *703-40-90, 703-40-90.*
Fax: ***(812 703-30-08.***
E-mail: ***mail@ipp.spb.ru***
Number, date of issue and term of validity of the licence for carrying out appraisal activity, the authority which issued the licence: ***Licence No. 000154 of 20.08.2001, period of validity from 20.08.2001 till 20.08.2007 issued by the Ministry of Property Relations of the Russian Federation.***
Information on appraisal services rendered by the appraiser:

Determination of the market value of one common share as a part of 100% equity stake in OAO South Kuzbass Power Station for the purpose of sale as of 01.07.2006. The cost of appraisal services amounted to 975 thousand RUB

Determination of the market value of one common share as a part of 100% equity stake in OAO West-Siberian Combined Heat and Power Station for the purpose of sale as of 01.07.2006. The cost of appraisal services amounted to 975 thousand RUB

In the 2nd quarter of 2007 the Company did not engage an appraiser for the following purposes:
- Appraisal of the market value of securities being offered and outstanding securities;
- Appraisal of the market value of property used as security for the Issuer's lien bonds being offered or outstanding Issuer's lien bonds;
- Rendering of appraising services related to the issue of securities information on which is presented in the quarterly report.

1.5. Data on Issuer's advisers

As of the date of end of the 2nd quarter of 2007 OAO Kuzbassenergo did not issue any securities and did not engage any financial adviser.

1.6. Data on other persons who signed the quarterly report

Prikhodchenko Svetlana Stanislavovna.
Born on: *1972.*
Details of the main place of employment: ***Bookkeeping and Tax Accounting Department of OAO Kuzbassenergo.***
Position: *Chief Accountant.*

II. Basic information on financial and economic standing of the Issuer

When analysing financial and economic activity of OAO Kuzbassenergo, one should note changes made in the accounts and financial reporting of the Company as a result of change of its structure (reorganisation in the form of spin-off made on 01.07.06; takeover of the Barnaul Branch on 01.01.2007).

2.1. Financial and economic perftromance of the Issuer

Financial and economic perftromance of the Issuer

Parameter	Calculation method	As of 30.06.2006	As of 30.06.2007
Cost of net assets of the Issuer, RUB	Procedure established by the Ministry of Finance of the Russian Federation and the Federal Commission for joint-stock companies	28,171,144,000	20,835,009,000
Debt-to-equity and reserves ratio, %	(F. No. 1, page 590 + F. No. 1, page 690 - F. No. 1, page 650 - F. No. 1, page 640) / (F. No. 1, page 490 + F. No. 1, page 650 + F. No. 1, page 640) × 100	19.48	15.37
Current liabilities-to-equity and reserves ratio, %	(F. No. 1, page 690 - F. No. 1, page 650 - F. No. 1, page 640) / (F. No. 1, page 490 + F. No. 1, page 650 + F. No. 1, page 640) ×100	13.19	7.15
Debt service payments, %	(F. No. 2, page 190 + depreciation - dividend) / (F. No. 1, page 620 + F. No. 1, page 610 + F. No.2, page 070)	0.41	2.55
Level of overdue accounts payable, %	Overdue accounts payable / (F. No. 1, page 590 + F. No. 1, page 690 - F. No. 1, page 650) ×100	0.14	0.29

Turnover of accounts receivable, times	F. No.2, page 010 / (F. No.1, page 230 + F. No.1, page 240 - F. No.1, page 244)	4.56	4.97
Dividend share in profit, %	Year-end dividend on common shares / (net profit for the year - preferred dividend) × 100	0.32	0.35
Labour efficiency, RUB/employee	F. No.2, page 010 / staff on the payroll	1,260,983	1,312,985
Depreciation-to-income ratio, %	Depreciation expenses / F. No.2, page 010 × 100	8.99	7.36

The amount of net assets is the initial parameter of stability of financial standing of the company. As a result of financial and economic activity of OAO Kuzbassenergo during the first six months of 2007 net assets decreased by 7,336,135 thousand roubles as compared to the same period of 2006 that is attributed to material change of conditions of activity of the Company (reorganisation as of 01.07.2006 in the form of spin-off).

During the period under review the Company's dependence from borrowed funds decreased, which is confirmed by leverage ratio trend (decrease from 19.48% to 15.37%).

Turnover of accounts receivable as compared to data as of 30.06.2006 increased 0.41 times.

Overdue accounts payable remain at a low level and amount to 9,345 thousand roubles (0,4% of total liabilities) that means that the Company is able to discharge its liabilities without significant delay.

2.2. Market capitalisation of the Issuer

Common shares of OAO Kuzbassenergo are traded at the Classical and Stock markets in the Open Joint-Stock Company "Russian Trading System" Stock Exchange, and at the Stock market in the Closed Joint-Stock Company "Moscow Interbank Currency Exchange" Stock Exchange.

Common shares of OAO Kuzbassenergo according to the Rules of admission of securities to trading at OAO "Russian Trading System" Stock Exchange (OAO RTS Stock Exchange) are included in the List section "Securities admitted to trading, but not included into quotation lists".

At "Moscow Interbank Currency Exchange" Stock Exchange (MICEX) common shares of OAO Kuzbassenergo are included on in the list of off-list securities.

Data on market capitalisation of OAO Kuzbassenergo in 2002 – 2005 are presented according to calculations of Not-for-Profit Partnership "Russian Trading System" Stock Exchange, in compliance with Resolution No. 05-5/пз-н of the Federal Service for Financial Markets of Russia dated 16.03.2005.

Common Shares (KZBE)

Assessment month	Price under 10 largest transactions	Settlement period	No. of trans-actions per month	No. of trans-actions for 3 months	Number of shares	Capitalisa-tion, USD
December 2002	-	-	2	5	606 163 800	-
May 2004	0.66325	3 months	2	> =10	606 163 800	402,038,140
June 2004	0.66183	3 months	1	> =10	606 163 800	401,177,388
March 2005	0.69854	3 months	5	> = 10	606 163 800	423,429,661
May 2005	0.68418	3 months	0	> =10	606 163 800	414,725,149
August 2005	0.71673	3 months	2	> =10	606 163 800	434,455,780
September 2005	0.73103	3 months	6	> = 10	606 163 800	443,123,923
November 2005	0.79821	3 months	5	> =10	606 163 800	483,846,007
December 2005	1.07519	Month	> = 10	> = 10	606 163 800	651,741,256

Data on OAO Kuzbassenergo market capitalisation for 2006 are presented according to calculations of Not-for-Profit Partnership "Russian Trading System" Stock Exchange in compliance with Resolution No. 05-5/пз-н of the Federal Service for Financial Markets of Russia dated 16.03.2005 "Approval of Regulations on Disclosure of Information by Issuers of Equity Securities" in the wording approved by the resolution No. 05-57/пз-н of the Federal Service for Financial Markets of Russia dated 01.11.2005.

Market capitalisation of securities at Not-for-Profit Partnership RTS Stock Exchange

Settlement period	Number of securities admitted to trading	Market price as of the date of the last day of the accounting period (the last one during 90 business days), * RUB	Capitalisation, RUB
I quarter of 2006	606 163 800	-	-
II quarter of 2006	606 163 800	-	-
III quarter of 2006	606 163 800	-	-
IV quarter of 2006	606 163 800	-	-

Since 29 December, 2006 common shares of OAO Kuzbassenergo are excluded by NP RTS Stock Exchange from the List section "Securities admitted to trading, but not included into quotation lists" due to the resolution of the Board of Directors of NP RTS Stock Exchange of 12.09.2006 on transfer since 01 January, 2007 of the trading at the Classical market from NP RTS Stock Exchange to OAO RTS Stock Exchange.

At disclosure of information on market capitalisation of common shares of OAO Kuzbassenergo at OAO RTS Stock Exchange use was made of market capitalisation data calculated according to the procedure approved by the resolution No. 06-117/пз-н of the Federal Service for Financial Markets of Russia dated 10.10.2006 and disclosed by OAO RTS Stock Exchange at http://www.rts.ru/?tid=342

Market capitalisation of securities at OAO RTS Stock Exchange

Settlement period	Number of securities admitted to trading	Market price as of the date of the last day of the accounting period (the last one during 90 business days), * RUB	Capitalisation, RUB
IV quarter of 2005	606 163 800	26.13117	15,839,769,305.65
I quarter of 2006	606 163 800	56.33023	34,145,346,271.67
II quarter of 2006	606 163 800	56.33023	34,145,346,271.67
III quarter of 2006	606 163 800	56.33023	34,145,346,271.67
IV quarter of 2006	606 163 800	-	-
I quarter of 2007	606 163 800	-	-
II quarter of 2007	606 163 800	-	-

**** Market price of shares was calculated according to the Resolution No. 03-52/nc of the Federal Commission on Securities of Russia dated 24.12.2003.***

At MICEX market capitalisation is calculated as a product of the number of shares of respective class (type) by the market price of one share announced by the stock market trade institutor - MICEX and determined according to the Procedure of calculation of market price of equity securities and in-

vestment units of unit investment funds admitted to trading through trade institutors approved by the Resolution of the Federal Commission on Stock Market No. 03-52/nc of 24.12.2003 (registered in the Ministry of Justice of the Russian Federation on 23.01.2004, registration No. 5480).

Settlement period	**Number of securities admitted to trading**	**Market price as of date of the last day of the accounting period, RUB**	**Capitalisation, RUB**
IV quarter of 2006	606 163 800	73.18	44,359,066,884.00
I quarter of 2007	606 163 800	92.16	55,864,055,808.00
II quarter of 2007	606 163 800	90.95	55,130,597,610.00

2.3. Issuer liabilities

2.3.1. Accounts payable

Accounts payable for the II quarter of 2007

Rbl.

Description of accounts payable	**30.06.2006.**			**30.06.2007.**		
	Up to one year	**More than one year**	**TOTAL**	**Up to one year**	**More than one year**	**TOTAL**
To suppliers and contractors	561,322,000	1,111,324,000	1,672,646,000	451,826,000	883,316,000	1,335,142,000
- incl. overdue	5,893,000	0	5,893,000	8,735,000	0	8,735,000
To the Company employees	31,910,000	0	31,910,000	43,508,000	0	43,508,000
- incl. overdue	0	0	0	0	0	0
Tax due and liabilities to off-budget funds	633,806,000	19,607,000	653,413,000	548,083,000	19,387,000	567,470,000
- incl. overdue	1,533,000	0	1,533,000	640,000	0	640,000
Credits	1,600,918,000	0	1,600,918,000	166,400,000	302,000,000	468,400,000
- incl. overdue	0	0	0	0	0	0
Loans	10,000,000	0	10,000,000	0	0	0
- incl. overdue	0	0	0	0	0	0
- incl. bonded loans	0	0	0	0	0	0
- incl. overdue bonded loans	0	0	0	0	0	0
Other accounts payable	697,294,000	0	697,294,000	278,154,000	0	278,154,000
- incl. overdue	744,000	0	744,000	113,000	0	113,000
TOTAL	**3,535,250,000**	**1,130,931,000**	**4,666,181,000**	**1,487,971,000**	**1,204,703,000**	**2,692,674,000**
- incl. total overdue	8,170,000	0	8,170,000	9,488,000	0	9,488,000

Accounts payable (including credits and loans) of OAO Kuzbassenergo during the accounting period as compared to the data for the first six months of 2006 decreased by 1,973,507 thousand roubles. Short-term accounts payable decreased by 2,047,279 thousand roubles or 2.4 times; long-term accounts payable increased by 73,772 thousand roubles or by 6.5% (credits raised for acquisition of assets of OAO Altaienergo due to take-over of the Barnaul Branch on 01.01.2007).

Overdue accounts payable amount to 9,488 thousand roubles (0.4% of total liabilities), having decreased from the beginning of the year by 6,698 thousand roubles or 1.7 times.

Creditors accounting for at least 10% of total accounts payable

Full business name of the creditor	Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia
Short business name of the creditor	RAO UES of Russia
Place of business	119526, Moscow, prospekt Vernadskogo, 101, bldg 3
Accounts payable, RUB	965,372,000
Amount and status of overdue accounts payable (interest rate, penalies, fines)	0
Affiliation	affiliated person
Issuer's share in the authorised capital of the affiliated person	0%
Per cent of common shares in the affiliated person held by the Issuer	0%
Affiliated person's share in the authorised capital of the Issuer	49.0%
Per cent of common shares of the Issuer held by the affiliated person	49.0%

The indebtedness to RAO UES of Russia amounts to 38.6% of total accounts payable and is repaid according to the approved schedule.

2.3.2. Credit history of the Issuer

Information on performance by the Issuer of its obligations under credit and/or loan agreements effective during 5 last complete financial years and as of the end date of the accounting quarter, principal debt under which amounts to 5 and more percent of the book value of the Issuer's assets as of 30.06.2007, is not disclosed as there are no agreements with such amount of principal debt.

Parameter	As of 30.06.2006	As of 30.06.2007
Cost of net assets as of the end of accounting period, RUB	28,171,144,000	20,835,009,000
Borrowed funds, total, RUB	1,610,918,000	468,400,000
Share of borrowed funds in the cost of net assets, %	5.72	2.25

As of 30.06.2007 the share of borrowed funds in the cost of net assets decreased as compared to 30.06.2007 by 3.47 percent.

Credit portfolio as of 30.06.2007.

Creditor (lender) name	Amount of principal debt, RUB	Term of the effective tranche (agreement)	Tranche (credit) maturity date	Security	Amount of security, RUB
OAO Alpha Bank , city of Kemerovo	2,000,000	18 months	11.12.2008	Without security	
ZAO Raiffeisenbank Austria, Siberian Branch	300,000,000				

Creditor (lender) name	Amount of principal debt, RUB	Term of the effective tranche (agreement)	Tranche (credit) maturity date	Security	Amount of security, RUB
- including under agreements:	70,600,000	24 months	21.03.2009	Without security	
	102,085,000	24 months	25.04.2009	Without security	
	79,385,000	24 months	25.05.2009	Without security	
	23,185,000	24 months	27.06.2009	Without security	
	24,745,000	24 months	28.06.2009	Without security	
Total principal debt (long-term credits)	**302,000,000**				
Joint-Stock Commercial Bank Sberbank of the Russian Federation, city of Kemerovo	154,500,000				157,977,000
- including under agreements:	90,500,000	8 months	23.10.2007	Commodities and materials	92,537,000
	64,000,000	9 months	23.10.2007	Commodities and materials	65,440,000
Joint-Stock Bank Gazprombank (Joint-Stock Company), city of Tomsk	10,455,000	6 months	25.12.2007	Without security	
Total principal debt (short-term credits)	**164,955,000**				
Interest on credit agreements	**1,445,000**				
Total loans and credits:	**468,400,000**				
	TOTAL tangible assets pledged 157,977,000				

The amount of the principal debt since the beginning of the year decreased by 788,371 thousand roubles down to 468,400 thousand roubles (credits raised for the acquisition of assets of OAO Altaienergo were repaid).

2.3.3. Issuer's liabilities relating to security provided to third persons

There are no Issuer's liabilities relating to security provided to third persons in the accounting quarter, in particular in the form of a lien or a guarantee amounting to at least 5 percent of the book value of the Issuer's assets for the accounting quarter.

2.3.4. Other Issuer's liabilities

There are no agreements, including forward contracts which are not reflected in the balance sheet and may materially affect financial standing of the Issuer, its liquidity, financing sources and terms

and conditions of their use, as well as the Issuer's performance and expenses.

2.4. Purposes of issue and allocation of funds raised as a result of placement of equity securities

In the accounting quarter of 2007 the Issuer did not make any placement of securities, in particular for the purpose of raising funds and financing certain transactions (inter-related transactions) or other operations.

2.5. Risks related to acquisition of equity securities being offered (outstanding equity securities)

Emerging markets, in particular markets of the Russian Federation, are characterised by higher level of risks, than developed markets, including significant legal, economic and political risks. It should be takien into account that developing economies, such as the economy of Russia, are subject to fast changes, and that the information presented in this report may rather quickly become outdated. Accordingly, the investors shall carefully evaluate their risks and take the decision as to the expediency of investments with allowance for the existing risks. In practice, investments on emerging markets is more suitable for competent investors completely realising the level of current risks, and before investing into Russian securities investors are recommended to consult their legal and financial advisers.

2.5.1. Branch risks

Power industry is an infrastructural branch of economy. The majority of end users of the branch products are located in the territory of the Russian Federation. Predicted dynamics of development of the branch is governed by general trend of social and economic development of all other branches of economy of the Russian Federation, as well as to a certain extent – by climatic (water content levels) and weather (mid-annual temperature) conditions in Russia.

Power industry is a branch with high technological risks conditioned by specificity of production and transfer of the product to users. Despite good parameters of sustainable operation of OAO Kuzbassenergo it is impossible to exclude the possibility of equipment failures. Therefore the task of reliable and uninterrupted maintenance of effective demand and efforts aimed to decrease the risks associated with production activities are those of high priority in the activity of a power company.

The Issuer does not carry on any foreign trade activity, all electrical and heat power is sold on the home market. Accordingl, there are no risks associated with eventual change of prices for the Issuer product on foreign markets.

The risk of the Issuer's failure to meet its obligations to holders of equity securities due to change of the branch market trends ***is not described since the Issuer has obligations neither to pay dividend to holders of preference shares nor to pay interest on, or redeem, bonds. The Issuer placed common shares only.***

Fuel risks ***(the price of fuel and the possibility to purchase the same in required quantities and in the necessary time) are inherent to the power industry.***

Considering the expenses for purchasing various types of fuel (coal, natural gas, fuel oil) in the 2nd quarter of 2007, the risks related to variation of procurement prices cannot influence significantly the Issuer's activity.

According to the tems and conditions of agreements concluded with fuel suppliers (coal, gas natural) for 2007, the prices are agreed for the whole period of their validity. The price for fuel oil changes monthly, but its cost share in the total amount of purchased fuel is only

2.5%.

To reduce fuel risks and to maintain the reliability of operation of the power system the Issuer maintains fuel reserves at a level higher that the one recommended by RAO UES of Russia. So, as of 1 July, total reserves of coal at stationary coal warehouses of OAO Kuzbassenergo was 1,157 thousand tons of oil, while the target figure established by the Holding RAO UES of Russia for all 9 power stations is 960 thousand tons. The planned target is exceeded by 187 thousand tons. In particular, the reserves of three stations of the Barnaul Branch amount to 337 thousand tons, while the plan is 260 thousand tons.

Total reserves of fuel oil, inclusive of reserves of Zaiskitimskaya boiler-house, amount to 24.8 thousand tons, whereas the planned target is 18.4 thousand tons. In particular the reserves of the Barnaul Branch are 11.6 thousand tons, the planned target being 5.9 thousand tons.

Rates regulation risks of *are the most essential ones and difficult to control. Business profitability depends to a large extent on rates regulation.*

We consider this risk to be the most significant for Kuzbassenergo. However financial performance of the company for 2006 ($11.8 million net profit) and the level of rates for the heat power supplied by the company established for 2007, allow to say that the company will successfully manage this risk. Besides one should bear in mind that more than 70% of proceeds of Kuzbassenergo are derived from the sale of the electric power, the prices for which by 2011 will be completely liberalised, and currently – in its regulated part – are established by the Federal Power Commission. To reduce rates regulation risks it will be expedient to abandon rates regulation method according to the principle "minus inflation" and to aim at more adequate and detailed legal and methodological regulation base.

To reduce the rates regulation risk by resolution No. 258 of OAO Kuzbassenergo of 26.03.2007 the Company approved the OAO Kuzbassenergo rates management schedule which specifies rates management functions, procedure and methods in the Company.

Other branch risks include *the following factors:*

- Change of the energy consumption pattern of various groups of users as compared to the predicted one due to reduction of production volumes of some industrial enterprises may result in decrease in energy sales in money terms.

- Bankruptcy of enterprises may make it impossibile to collect debts for the energy consumed.

- Decline in the living standard of lower-income layers of pupolation of Kemerovo region and Altai territory will inevitably entail decrease in collectability of payments.

2.5.2. Country and regional risks

Country risks: *the Issuer does not forsee any negative changes of situation in Russia which may negatively affect its economic standing and financial and economic activities. The growth of real GNP of Russia continuously surpasses this parameter of industrially developed countries.*

Thanks to positive trends of basic macroeconomic parameters during the last several years international rating agency Fitch Ratings increased default ratings of Russia in foreign and national currency from BBB to BBB +. Simultaneously the agency increased the short-term rating from F3 to F2 and the country ceiling of Russia from BBB to BBB+. The improvement of the country rating of Russia may influence the cost of Russian shares and will contribute to financial borrowing by Russian issuers on more favourable conditions.

However Russian economy largely depends on market trends of developed markets. For example, a sharp rise of the discount rate of the US Federal Reserve System will result in outflow of money stock from the country, while an abrupt drop in oil prices will bring about recession of economic development of the country.

Regional risks: *OAO Kuzbassenergo is a company registered in the Russian Federation, carrying out its activity in the Kemerovo region and Altai territory, therefore both general changes in the countryu, and development of regions materially influence its activity.*

Kemerovo region is today one of the most dynamically developing regions of Russia. The region accounts for 55 percent of total production of coal in the Russian Federation, including more than 80 percent of the most valuable coking grade of coal. The region produces more than 80 percent of trunk railway and 100 percent of tram rails. Kuzbass is ranked the third in Russia in terms of steel-making, and the fourth in terms of roll stock manufacture. The region leads the pack in terms of volumes of transportations of freight by all means of transport, investments volume, retail turnover volume. The system of social protection implemented in the region is one of the most efficient in the country.

Expert RA rating agency annually conducts a rating of investment attraction of regions. Throughout the last five years Kemerovo region has been assigning the rating 2B, characterised as a zone of moderate risk with good development potential.

Altai territory is one of the largest agricultural regions of Russia where both agriculture and other industries are developed at a growing rate.

There are risks associated with the Issuer reforming *in the field of electrical and heat power supply in the Kemerovo region. The administration of the Kemerovo region at the Interdepartmental Commission for Electric Power Industry Reforming at the Government of the Russian Federation held on 05.12.2005 supported the project of reforming of OAO Kuzbassenergo. Besides, the issue of creation of heat supply grid companies on the basis of heat power assets of the Issuer and municipal enterprises in charge of heat supply to industrial and social facilities and residential buildings of the city is being discussed with the Administration of the region and the cities.*

To decrease country risks, the Company maintains insurance policies.

The Issuer considers political and economic situation in the region to be stable.

Further improvement of the economic condition of regions, will undoubtedly further Issuer's activity and will favour its financial position.

Eventual actions of the Issuer in case of a negative effect of change of situation in the country and in the regions on its activity:

Most of these risks are beyond Issuer's control due to their global nature. In case of destabilization of the situation in Russia or in a separately region which could affect the Issuer's activity, the Issuer will take a number of anticrisis management measures to reduce the negative effect of the situation on the Issuer as much as possible.

Risk associated with geographical particularities of the region, *namely:*

- Risk of damage caused by natural disasters.

Main sources of natural emergencies specified in the annual forecast of natural and technogenic emergencies for the territory of Siberian region (Kemerovo region and Altai territory being part of this region) for 2007 are: adverse and hazardous meteorological phenomena, flooding and high water, avalanches, earthquakes, exogenic processes.

Among technogenic emergencies and incidents prevail emergencies anf incidents caused by fires and explosions at housing, communal services and power industry facilities, etc.

To prevent emergencies of natural and technogenic character OAO Kuzbassenergo implemets at its facilities various organisational and technological measures.

To ensure as much reliable operation of power utilities of OAO Kuzbassenergo as possible and prompt response to emergencies the Company arranged constant information interchange with administrations of cities and regions, with EMERCOM units.

Risk of an open military conflict, as well as risk of announcement of the state of emergency *is assessed as minimum at the regional level since the level of ethnic and social strain in the region is far from being critical. However there is a risk of terroristic acts. To minimize this risk OAO Kuzbassenergo considerably toughened security measures at its critical installations. Territories of power stations, coal warehouses, petroleum products bases, pump houses, hydraulic facilities, ash dumps and other major facilities involved in continuous production process and supply of users with heat and electric power are taken under special control.*

Motor transport and personnel access control at the enterprises of the Company, in particular with the use of manual and stationary metal detectors has been made more rigorous. Interaction of non-departmental security services with road traffic police units, alert forces of the Ministry of Interior

and the Ministry of Emergencies became more active.

Round-the-clock video observation and patrolling, including patrolling with use of tracker dogs and service vehicles has been organised on the most important and remote facilities of the power system enterprises.

The operating personnel of the enterprises has been briefed on emergency actions and procedures to be followed in case of anonymous messages on possible terroristic acts at power installations of Kemerovo region.

The company in its activity considers both country and regional risks. OAO Kuzbassenergo management structure is optimized for prompt response to adverse situations and emergencies. Company's activity in such situations is aimed at minimising losses and alleviation of negative effects on performance of OAO Kuzbassenergo .

2.5.3. Financial risks

The Issuer is exposed to interest rates risks *with respect to the cost of raised bank credits, but this will not materially affect Company's financial performance. This group of risks as a factor of loss of liquidity for the Issuer does not exist, since weighted average rate under them does not exceed the refinancing rate of the Central Bank of the Russian Federation more than 1,1 times. These credits are obtained aproceedst security stipulated by the credit policy of the Company.*

OAO Kuzbassenergo credit policy is aimed at attraction of credits under most favourable credit conditions, at reduction of credit servicing expenses. Borrowed funds were raised by the Company at a rate lower than the refinancing rate established by the Central Bank of the Russian Federation (10.0%). Weighted average credit interest rate as of 30.06.2007 was 8.1%. A share of credits without security as of 30.06.2007 was 66.9% of the total amount of the loan indebtedness under short-term credits.

Inflation risk.

According to the Russian State Statistics Committe the inflation impact on Russian economy gradually decreases. (2002 – 15.10%; 2003 – 12.00%; 2004-11.70%; 2005 – 10.90%; 2006 – 9.00%. The forecast for 2007 is 6.50-8.00%). Target inflation rates established by the Government of the Russian Federation as a whole are complied with and have a downward tendency. The Issuer assesses probability of upturn in inflation in Russia in the intermediate term as relatively low due to declared intentions of the Government of the Russian Federation and the Central Bank of Russia to implement anti-inflationary fiscal and monetary policy.

The Issuer is not exposed to exchange risks.

2.5.4. Legal risks

There are no legal risks associated with Issuer's activity, including risks associated with exchange control changes, tax legislation changes, changes of customs control rules and customs duties, changes of licensing requirements, changes of judiciary practice which can affect Issuer's performance or the results of current litigations to which the Issuer is a party.

2.5.5. Risks associated with Issuer's activity

There are no risks associated with Issuer's activity *namely current legal proceedings to which the Issuer is a party (claims for company liquidation, alienation of company assets, contestation of licence or patent rights, etc.) or possible liability of the Issuer under debts of third persons.*

There are no risks associated with absence of possibility to extend the term ofvalidity of the Issuer's licence for carrying out certain kinds of activity.

Main kinds of risks at operation at the New Wholesale Power Market (NOREM) are:

- Price risks – *risks associated with change of market prices on the "day-ahead" market.*

- Technical risks – *risks associated with wear-out and gradual retirement from service of permanent power assets, change of output of power stations due to variation of heat load or threat of sterile spills at waterpower plants. To reduce risks associated with gradual obsolescence and physical deterioration of power assets, OAO Kuzbassenergo developed an investment program which will allow to attract investments needed for commissioning new highly effective power generating facilities.*

- Legislative risks - *risks associated with imperfection or change of rules of functioning of the wholesale electric power market and the legislation; absence of statutory standards and rules of regulation of relations between heat power market participants.*

The regulatory and legal framework lacks a mechanism of compensation to power generating companies of damage caused by loading of Open Joint-Stock Company System Operator - Central Dispatch Administration of the Unified Energy System (SO-CDA UES) in excess of levels established in Regulated Bilateral Contracts (RD), through the fault of grid copmpanies.

Basic changes in the legislation are attributable to the reform being currently implemented. Therefore, OAO Kuzbassenergo is exposed to this kind of risks as any other entity.

- Strategic risks - *risks associated with working out and embodiment of business solutions. To reduce this kind of risks the Company uses a package approach and a comprehensive analysis of business solutions to be adopted.*

Other risks *associated with the Issuer's activity include* environmental risks.

Environmental factors are indissolubly related to the core activity of the Issuer since heat and electric power production process involves consumption of a lot of natural resources and thereby brings about environmental pollution.

Environmental risks at production of electric and heat energy are mainly related to the licensed activity on use of water resource and handling hazardous industrial waste. According to the effective legislation, all power stations received licences effective till 2010 for water extraction and discharge of used water into water reservoirs. Upon coming into force of the Regulations on licensing of activity involving waste handling approved by the government resolution No. 524 of 26.08.2006, OAO Kuzbassenergo is now taking steps to obtain the above licence.

The payment for the use of water resources and waste water disposal within the limits established by licences shall be effected from the production cost at flat water tax rates and charges rates for specific hazard class of an industrial waste. Failure to meet at least one of the licence requirements may be used by environmental authorities as a ground for suspension of the licence accompanied by a 5-fold increase in payment from the profit.

Compulsory compliance with all licence requirements is a gurantee of prevention of environmental risks.

Other risks also include corporate risks:

- Minority shareholder claims in case of infringement of openness and transparency requirements;

- Possible decrease in investment attraction and market capitalisation of shares upon the merger resources of assets;

- Risk that the Company fails in the IPO due to non-observance of certain standards and corporate rules.

2.5.6. Bank risks

There are no bank risks since the Issuer is not a credit institution.

III. Detailed Information on the Issuer

3.1. Issuer establishment and development history

3.1.1. Business name of the Issuer

Full business name of the Issuer:
In Russian - ***Кузбасское открытое акционерное общество энеретики и электрификации;***
In English – ***Kuzbass Power and Electrification Open Joint-Stock Company.***
Short business name:
In Russian - ***ОАО «Кузбассэнеро»;***
In English – ***OAO Kusbassenergo.***

Short business name of the Issuer is similar to the names of the following companies:
- OAO Kuzbassenergo – Regional Electrical Grid Company;
- OAO Bulk Electrical Power Supply Grids Kuzbassenergo;
- OAO Kuzbassenergosbyt;
- ZAO ATP Kuzbassenergo;
- ZAO Kuzbassenergosvyaz;
- ZAO Kuzbassenergoremont;
- OAO Kuzbassenergoservis;
- OOO Kuzbassenergoremstroj;
- ZAO Kuzbassenergosnabkomplekt;
- ZAO Kuzbassenergomontazh.

The Administration of Kemerovo region issued to Kuzbass Power and Electrification Open Joint-Stock Company a Certificate for the right to use verbal symbol of Kemerovo region (word Kuzbass) from 25 January, 2005 till 24 January, 2008 (registration No. 091 of 25 January, 2005).

Details of changes in the Issuer's name and form of incorporation:

Full business name of the Issuer: ***The Kuzbass Power and Electrification Joint-Stock Company of Open Type.***
Short business name: ***AOOT Kuzbassenergo.***
Date instituted: ***30.12.1993***
Grounds for the change: ***The Company was created by reorganisation of the government-owned enterprise - the Kuzbass Power and Electrification Production Association according to the Decrees of the President of the Russian Federation No. 923 of 15 August, 1992 "Concerning organisation of management of the electric power complex of the Russian Federation under conditions of privatization", No. 1334 of 3 November, 1992 "Concerning implementation in the electric power industry of the Decree of the President of the Russian Federation No. 922 of 14 August, 1992 "Concerning particularities of reorganisation of government-owned enterprises, associations, organisations of the fuel-and-power sector into joint-stock companies", No. 721 of 1 July, 1992 "Concerning organisational measures on reorganisation of government-owned enterprises and voluntary unions of government-owned enterprises into joint-stock companies".***

Registered by the Resolution of Administration of the city of Kemerovo No. 345 of 30.12.1993.
Full business name of the Issuer: ***Kuzbass Power and Electrification Open Joint-Stock Company.***
Short business name: ***OAO Kuzbassenergo.***
Date instituted: ***15.05.1996***
Grounds for the change: ***On the basis of requirements of the Civil Code of the Russian Federation and Federal Law No. 208-FZ "On Joint-Stock Companies" of 26 December, 1995 annual General Meeting of shareholders of OAO Kuzbassenergo on 15.05.1996 approved the Company Charter in a new wording. The Charter was registered by the Department of State Registration and Licensing of Administration of the city of Kemerovo on 25 July, 1996 under Registration No. 584.***

3.1.2. Details of state registration of the Issuer

Before 1 July, 2002.

Date of state registration of the Issuer: ***30.12.1993.***

Number of the Certificate of State Registration (or other document confirming state registration of the Issuer): ***1901.***

The authority which carried out the state registration: ***Administration of the city of Kemerovo.***

After 1 July, 2002.

Primary state registration number: ***1024200678260***

Date of registration: ***23.07.2002.***

The authority which has carried out state registration: ***Inspectorate of the Ministry of Taxation of the Russian Federation for the city of Kemerovo, Kemerovo region.***

3.1.3. Issuer establishment and development details

The company was established on 30 December, 1993 according to the plan of privatisation of The Kuzbass Power and Electrification Production Association (POEiE Kuzbassenergo).

The term of existence of the Issuer since the date of its state registration: ***13 years and 6 months.***

The company was established for an unlimited period.

Short description of the history of creation and development of the Issuer:

In pursuance of the Decrees of the President of the Russian Federation No. 923 of 15 August, 1992 "Concerning organisation of management of the electric power complex of the Russian Federation under conditions of privatization", No. 1334 of 3 November, 1992 "Concerning implementation in the electric power industry of the Decree of the President of the Russian Federation No. 922 of 14 August, 1992 "Concerning particularities of reorganisation of government-owned enterprises, associations, organisations of the fuel-and-power sector into joint-stock companies", No. 721 of 1 July, 1992 "Concerning organisational measures on reorganisation of government-owned enterprises and voluntary unions of government-owned enterprises into joint-stock companies" the State-Owned Property Management Committee of Kemerovo region on 21.09.1993 passed Resolution No. 330 "On privatisation and reorganisation of POEiE Kuzbassenergo into The Kuzbass Joint-Stock Power Generation and Electrification Company of Open Type".

On 30.12.1993 the Administration of the city of Kemerovo approved Resolution No. 345 "On registration of Kuzbassenergo Joint-Stock Company of Open Type".

In 1994 the first shareholder's meeting of OAO Kuzbassenergo was held.

In 1996 the Company replaced two PK-40 boilers of 200- MW units at Tom-Usinskaya State District Power Station and Belovskaya State District Power Station that allowed to reduce emissions of nitrogen oxides 2 to 2.5 times thereby ensuring compliance with the emissions standard, 450 mg / cu. m. PK-10 boiler of South Kuzbass State District Power Station underwent the same modernization.

In 2000 OAO Kuzbassenergo successfully recovered from bankruptcy procedures.

In 2003 OAO Kuzbassenergo celebrated its 60 anniversary. The Company commissioned R-12-3,4/1 turbine and a boiler with a capacity of 160 tons of steam per hour at Kuznetskaya Combined Heat and Power Station as well as T-115-8,8 turbine installed on vibration mounts at South Kuzbass State District Power Station.

In 2004 according to the preparatory program of reorganisation of OAO Kuzbassenergo the Company established repair and service subsidiaries: OAO Kuzbass Power Repair Company, OAO Kuzbassetremont, OAO Kuzbasstekhenergo Engineering and Analytical Centre. Within the framework of reorganisation the Company proceeded to transfer of trunk electrical grids to Federal Grid Company.

In 2005 the Board of Directors of RAO UES of Russia took a decision on restructuring of OAO Kuzbassenergo. On 30 December, 2005 the shareholder's meeting of OAO Kuzbassenergo passed a

resolution on Company reorganisation. According to the results of operation in 2004-2005 OAO Kuzbassenergo was awarded a honorary title "Leader of Russian Economy – 2005".

On 1 July, 2006 the following new companies spun-off from OAO Kuzbassenergo were registered with state taxation authorities as legal entities and received all documents required for independent operation: OAO Kuzbassenergo Regional Electrical Grid Company, OAO Kuzbass Power Sales Company, OAO Kuzbassenergo Trunk Electrical Grids, OAO West-Siberian Combined Heat and Power Station, OAO South Kuzbass State District Power Station.

In October, 2006 the Barnaul Branch of OAO Kuzbassenergo was created which since 1 January, 2007 incorporetes three Barnaul Combined Heat and Power Stations, Barnaul Central Heating Station and Biysk Heat Networks.

The Board of Directors of OAO Kuzbassenergo by its resolution of 28 March, 2007 (Minutes No. 18/12 of 30 March, 2007) liquidated OAO Kuzbassenergo branches – Novo-Kemerovskaya Combined Heat and Power Station, Kemerovskaya Combined Heat and Power Station, Heat Networks Authority and established the Kemerovo Branch.

OAO Kuzbassenergo is one of the largest companies of Kuzbass. Its logo is its "carte-de-visite". OAO Kuzbassenergo logo is registered in the State register of trade marks and service marks of the Russian Federation. The Company logo can be seen not only on various letter-heads, cards, but also on OAO Kuzbassenergo buildings, publicity boards, accompanies publications about the Company in mass-media and Internet. The Company logo promotes company positioning in the country, among users, business partners, shareholders and state and municipal authorities.

The purpose of establishement of the Issuer: *General goal of creation of the privatised enterprises was the enhancement of efficiency of the economic system of the country and the transition from planned economy to market relations.*

Main purpose of activity of OAO Kuzbassenergo is profit earning.

Company mission *consists in uninterrupted and reliable supply of our users with heat and electric power, ensuring production efficiency and investment attractiveness of the Company.*

3.1.4. Contact information

Place of business of the Issuer: *656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.*

Seat of the permanent executive body of the Issuer: *650000, Kemerovo, GSP-2, pr. Kuznetskiy, 30.*

Telephone: *(384-2) 45-33-59.*

Fax: *(384-2) 45-37-77;*

E-mail: *adm@kuzbe.elektra.ru;*

Website: *www.kuzbassenergo.ru*

Organisational structure of the executive apparatus of OAO Kuzbassenergo includes Corporate Policy Department which is charged among other things with communication with shareholders and investors. The Department exists since 01.01.2004. The Chief of Department isMrs. BURDINA Elena Yakovlevna, born in 1964, higher education.

Place of business: *Russia, Kemerovo, GSP-2, pr. Kuznetskiy, 30;*

Telephone / fax: *(384-2 45-38-30.*

E-mail: *bey@kuzbe.elektra.ru*

Website: *www.kuzbassenergo.ru/invest/*

3.1.5. Taxpayer identification number

INN: *4200000333.*

3.1.6. Branches and representative offices of the Issuer

From organisational point of view OAO Kuzbassenergo includes five branches and Moscow Representative Office, general management of which is carried out by the management bodies located in the city of Kemerovo.

In 2006 the organisational structure of OAO Kuzbassenergo underwent a number of changes. Since 1 July, 2006 new companies spun-off from OAO Kuzbassenergo: OAO South Kuzbass State District Power Station, OAO West-Siberian Combined Heat and Power Station, OAO Kuzbassenergo Regional Electrical Grid Company, OAO Trunk Electrical Grids, OAO Kuzbassenergosbyt.

According to the resolution of the Board of Directors of OAO Kuzbassenergo of 31 August, 2006 (Minutes No. 5/12) the following OAO Kuzbassenergo branches were liquidated: West-Siberian Combined Heat and Power Station, South Kuzbass State District Power Station, OAO Kuzbassenergo Power Sale Company, North Electrical Grids, East Electrical Grids, Central Electrical Grids, South Electrical Grids, Trunk Electrical Grids, Kuzbassenergosvyaz.

At reorganisation of OAO Kuzbassenergo a new branch was created – Barnaul Branch (city of Barnaul, Altai territory).

Kemerovo Branch of OAO Kuzbassenergo was established in pursuance of the resolution of the Board of Directors of OAO Kuzbassenergo (Minutes No. 18/12 of 28.03.2007) of 1 July, 2007.

Name: *Tom-Usinskaya State District Power Station.*
Place of business: *652845, Kemerovo region, city of Myski-5, Tom-Usinskaya State District Power Station.*
Chief executive officer: *GLUKHOV Victor Fedorovich.*
Commissioning date: **30.12.1993.**
Period of validity of the power of attorney: *31.12.2007.*

Name: *Belovskaya State District Power Station.*
Place of business: *652644, Kemerovo region, city of Belovo, settlement Inskoy, community Technological No. 5.*
Chief executive officer: *ARTYUKH Valery Mikhailovich.*
Commissioning date: *30.12.1993.*
Period of validity of the power of attorney: *31.12.2007.*

Name: *Kemerovo Branch.*
Place of business: *650000, Kemerovo, Stantsionnaya street, 17.*
Chief executive officer: *BENEDIKTOV Alexander Viktorovich.*
Commissioning date: *30.12.1993.*
Period of validity of the power of attorney: *31.12.2007.*

Name: *Kuznetskaya Combined Heat and Power Station.*
Place of business: *654034, Kemerovo region, city of Novokuznetsk, Novorossiskaya street, 35.*
Chief executive officer: *KUSIN Igor Viktorovich.*
Commissioning date: *30.12.1993.*
Period of validity of the power of attorney: *31.12.2007.*

Name: *Barnaul Branch.*
Place of business: *656037, Russia, city of Barnaul, Brilliantovaya street, 2.*
Chief executive officer: *MOTORIN Alexander Viktorovich.*
Commissioning date: *31.10.2006.*
Period of validity of the power of attorney: *31.12.2007.*

Name: ***Moscow Representative Office.***
Place of business: ***117261, Moscow, Leninskiy pr., 70/11***
Chief executive officer: SADGYAN Armen Sergeevich.
Commissioning date: ***15.04.1998.***
Period of validity of the power of attorney: ***31.12.2007.***

3.2. Basic economic activities of the Issuer

3.2.1. Branch appurtenance of the Issuer

All-Russian classification of economic activities (OKVED):
40.10.11 – Production of electric power by combined heat and power stations
40.10.2 – Transfer of electric power
40.30.2 – Transfer of steam and hot water (heat energy)
51.56.4 – Wholesaling of electric and heat energy (without their transfer and distribution)
74.60 – Carrying out investigations and organisation of safety
74.14 – Consultation on business and management issues.

3.2.2. Core business activities of the Issuer

OAO Kuzbassenergo carries out its activity in territory of Kemerovo region and Altai territory.
Core business activities of the Issuer include:
- Production of electric energy;
- Production of steam and hot water (heat energy);
- Supply (sale) of electric energy, steam and hot water (heat energy) at fixed rates according to electric and heat load schedules;
- Procurement (purchasing) of electric energy at the wholesale and retail market of electric energy (power).

Description	For the accounting period
Electric power sale through the New Wholesale Power Market (NOREM)	
Volume of proceeds (incomes) from this kind of economic activities, thousand RUB	3,587,773
Share of volume of proceeds (incomes) from this kind of economic activities in the total amount of proceeds (incomes) of the Issuer, %	37.6

Power sale through the New Wholesale Power Market (NOREM)	
Volume of proceeds (incomes) from this kind of economic activities, thousand RUB	2,436,988
Share of volume of proceeds (incomes) from this kind of economic activities in the total amount of proceeds (incomes) of the Issuer, %	25.6
Sales of electric power to home users	
Volume of proceeds (incomes) from this kind of economic activities, thousand RUB	4,874
Share of volume of proceeds (incomes) from this kind of	

economic activities in the total amount of proceeds (incomes) of the Issuer, %	0.1
Sales of heat power	
Volume of proceeds (incomes) from this kind of economic activities, thousand RUB	3,315,058
Share of volume of proceeds (incomes) from this kind of economic activities in the total amount of proceeds (incomes) of the Issuer, %	34.8
Sales of infeed power	
Volume of proceeds (incomes) from this kind of economic activities, thousand RUB	77,051
Share of volume of proceeds (incomes) from this kind of economic activities in the total amount of proceeds (incomes) of the Issuer, %	0.8
Transportation of heat power	
Volume of proceeds (incomes) from this kind of economic activities, thousand RUB	56,653
Share of volume of proceeds (incomes) from this kind of economic activities in the total amount of proceeds (incomes) of the Issuer, %	0.6

Seasonal nature of activity.

Basic activities of the Issuer (generation of electric and heat power) have a seasonal nature due to dependence of consumption of heat energy upon outdoor air temperature.

In winter, with growthing demand for heat energy from users, the Issuer increases production of heat energy and, accordingly, electric energy. In summer months, with increase of outdoor air temperature and reduction of consumed heat energy, the production of heat and electric energy is reduced.

General structure of the Issuer's production costs.

Due to specific character of the electrical and heat power production process it is not practical to segregate the production cost of each kind of power. Therefore given below is the general production cost of electrical and heat power.

Cost item description	**For the accounting period**	**For the same period of the previous year**
Materials and supplies, %	2.3	2.2
Purchased and vendor items, semi-finished products, %	0	0
Outsourced industrial works and services, %	1.2	1.3
Fuel, %	44.1	36.9
Power, %	5.7	8.2
Labor costs, %	10.3	9.1
Credit interest, %	0	0
Rent, %	0	0
Deductions for social needs, %	2.0	1.8
Capital consumption, %	8.4	9.5
Taxes included into production cost, %	5.4	4.7
Other expenses (broken down by items), %	20.6	26.3
- amortisation of intangible assets, %	0	0

- remuneration for innovation proposals, %	0	0
- compulsory insurance payments, %	0.2	0.8
- representation expenses, %	0	0
- other, %	20.4	25.5
Total: expenses for production and sale of products (works, services) (production cost), %	100.0	100.0
FOR REFERENCE: Proceeds from sale of products (works, services), % to the production cost	109.5	115.9

Fuel costs account for the major part of total expenses - 44.1%.

Standards (rules) according to which the accounts were prepared and calculations were performed:

Book-keeping and accounting in the Company are carried out according to the standards established by the Federal Law No. 129-FZ of 21.11.1996 "On accounting" (as amended), the Chart of accounts for accounting of financial and economic activity of the Companys and the Instructions on its application approved by the order of the Ministry of Finance of Russia No. 94н of 31.10.2000, Accounting Rules, Accounting Regulations "Accounting of an entity" (PBU 4/99), approved by the order of the Ministry of Finance of the Russian Federation No. 43н of 06.07.1999, the order of the Ministry of Finance of the Russian Federation No. 67н of 22.06.2003 "On forms of accounting of entities" and other statutory acts of the Russian Federation regulating the book-keeping and accounting procedures.

3.2.3. Consumables, products (raw materials) and suppliers of the Issuer.

As it is characteristic of all heat power generating companies, fuel costs account for more than 50% of production costs.

Local Kuzbass coal predominate in the fuel balance. It is worth mentioning that in terms of calorific power and ash content the Kuzbass coal is the most high-grade in Russia among power station coals that creates preconditions for high efficiency of fuel burning at OAO Kuzbassenergo power stations. Fuel oil is used as a reserve fuel, and occasionally, to maintain the coal burning temperature. Its share in the fuel balance does not exceed 2%. Thus, coal accounts for approximately 93% (in terms of production cost) of fuel consumed by OAO Kuzbassenergo. It makes the Company practically independent of natural gas deliveries, as well as hedges eventual considerable increase of fuel prices.

In the 2nd quarter of 2007 main suppliers of coal for OAO Kuzbassenergo power stations were the following coal companies: OAO UK Kuzbassrazrezugol (place of business: Kemerovo, Pionerskiy boulevard, 4) – 51.24% of total coal supply and OAO Siberian Coal Energy Company SUEK (place of business: Moscow, Derbenevskaya emb., 7, blg 22) – 45.26% of total coal supply.

In the 2nd quarter of 2007 the average price of 1 ton of coal as compared to the 2nd quarter of 2006 increased by 92.73 RUB or by 15.71% and amountede to 682.91 RUB

3.2.4. Issuer's products (works, services) trade markets

Electric power industry is virtually the only branch, whose products and services are used by all industries and household sector. In Russia there are two electric power trade markets: wholesale and retail markets. OAO Kuzbassenergo is a participant of the wholesale electric power market and, accordingly supplies the most part of the electric power produced to participants of the wholesale market (large power saleye companies, about 90 counterparts, including OAO Kuzbassenergosbyt).

OAO Kuzbassenergo supplies heat energy to industrial and municipal users of Kemerovo region and Altai territory. Currently municipal users are major consumers of heat power at heat power distributiojn centers of OAO Kuzbassenergo. At most heat power distributiojn centers OAO Kuzbassenergo is the main source of heat supply for municipal users (65% and more).

The Kemerovo region is geographically located in the southeast part of Western Siberia of Russia,

at the joint of West Siberian plain and mountains of Southern Siberia. It is almost equidistant from the western and eastern frontiers of the Russian Federation.

Altai territory is also located in the southeast part of Western Siberia of Russia. In the west and in the south its territory boarders on East Kazakhstan, Semipalatinsk and Pavlodar regions of Kazakhstan, in the north and in the northeast - on Novosibirsk and Kemerovo regions of Russia, and in the southeast - with the Republic of Altai.

Breakdown of heat power sales by classes of users in the 2nd quarter of 2007: industry–20.7%, agriculture – 0.5%, transport and communications – 0.8%, building – 0.6%, housing and communal services – 68.6%, individuals – 0.7%, other branches – 8.1%.

Consumption of heat power by classes of users (in Gcal)

Groups of users	Heat power consumption	
	1st quarter of 2007	2nd quarter of 2007
Industry	908,702	408,670
Agriculture	36,573	9,988
Transport and communications	83,470	16,673
Building	39,745	11,562
Housing and communal services	3,959,958	1,353,491
Individuals	95,172	13,478
Other branches	647,419	159,761
TOTAL:	**5,792,319**	**1,973,739**

Heat power market structure

User	**Region**	**Place of business**	**Sales volume for the 2nd quarter of 2007, RUB**
Municipal Company Heat Networks of the city of Kemerovo	Kemerovo region	City of Kemerovo, Yu.Dvuzhilnogo street, 2	234,182,123.21
Administration of the city of Novokuznetsk	Kemerovo region	City of Novokuznetsk	169,731,446.63
Kemerovo Open Joint-Stock Company AZOT.	Kemerovo region	City of Kemerovo, settlement Prezavodskoy, 4	136,063,220.99
Individuals	Altai territory	City of Barnaul	211,088,430.17

According to the rules of operation of the Wholesale Power Market (NOREM) the Company sales and purchases electric power in the following markets:

- *in the market of regulated bilateral contracts – only sale of electric energy and specified power (3,623 MW monthly) at rates established by the Federal Rates Service of Russia;*
- *in the "day-ahead" market - sale and purchase of electric power based on results of competitive choice of bids;*
- *in the balancing market - sale and purchase of electric power based on results of competitive choice of bids for system balancing (in the real-time mode).*

Possible negative factors which can affect energy sales:

- Change of the energy consumption pattern of various groups of users as compared to the predicted one due to reduction of production volumes of some industrial enterprises may result in decrease in energy sales in money terms.

- Bankruptcy of enterprises may make it impossibile to collect debts for the energy consumed.

Possible actions of the Issuer to decrease the effect of negative factors:

Main efforts of the Issuer are aimed at maintaining reliable and uninterrupted power supply to the users.

OAO Kuzbassenergo task is to create a unified centralised heat supply system for efficient regulation of heat supply to each end user.

3.2.5. Details of the Issuer's licences

Number: ***00-EE-004012 ()***
Date of issue: ***21.12.2004***
Period of validity: ***till 21.12.2009***
Authority which issued the licence: ***Federal Ecological, Technological and Nuclear Supervision Service.***
Authorized activities: ***Operation of electrical grids (reception, transfer and distribution of electric power; maintenance and repair of electrical grids).***

Number: ***39-ET-001112 ()***
Date of issue: ***07.12.2004***
Period of validity: ***till 07.12.2009***
Authority which issued the licence: ***Federal Ecological, Technological and Nuclear Supervision Service.***
Authorized activities: ***Operation of heat networks (reception, transfer and distribution of heat power; maintenance and repair of heat networks).***

Number: ***077***
Date of issue: ***14.10.1997***
Period of validity: ***till 1.10.2008***
Authority which issued the licence: ***Directorate of the Federal Security Service of the Russian Federation for Kemerovo region.***
Authorized activities: ***Activity involving use of information classified as state secret.***

Number: ***0107***
Date of issue: ***12.03.1998***
Period of validity: ***till 01.10.2008***
Authority which issued the licence: ***Directorate of the Federal Security Service of the Russian Federation for Kemerovo region.***
Authorized activities: ***Rendering of state secret protection services.***

Number: ***ГС-6-42-02-22-0-4200000333-000276-3***
Date of issue: ***26.09.2002***
Period of validity: ***till 26.09.2007***
Authority which issued the licence: ***State Committee of the Russian Federation for Building and Housing and Public Utilities.***
Authorized activities: ***Construction of buildings and structures of I and II level of responsibility to state standard.***

Number: ***CO-03-209-0920***
Date of issue: ***05.11.2004***
Period of validity: ***till 05.11.2007***
Authority which issued the licence: ***Federal Ecological, Technological and Nuclear Supervision Service, Federal Nuclear and Radiation Safety Supervision Authority of Russia (GOSATOMNAof subsidiary and associated companiesR of Russia).***
Authorized activities: ***Operation of items containing radioactive substances.***

Number: *39-EH-001025*
Date of issue: *24.09.2004*
Period of validity: *till 24.09.2009*
Authority which issued the licence: *Federal Technological Supervision Service.*
Authorized activities: *Operation of chemically hazardous industrial facilities (hazardous industrial facilities involved in production, use, processing, emission, storage, handling, destruction of toxic substances meaning substances capable to cause death of living organisms exposed to such substances and having characteristics specified by item 1 of Appendix 1 to the Federal Law No. 116-FZ of 21 July, 1997 "On safety of hazardous industrial facilities").*

Number: *39-EV-001026*
Date of issue: *24.10.2003*
Period of validity: *till 24.09.2009*
Authority which issued the licence: *Federal Technological Supervision Service.*
Authorized activities: *Operation of explosion-hazardous industrial facilities.*

Number: *2/04590*
Date of issue: *24.09.2004*
Period of validity: *till 24.10.2008*
Authority which issued the licence: *Ministry of the Russian Federation for Civil Defence, Emergencies and Elimination of Consequences of Natural Disasters, General Directorate of the State Fire-Fighting Service.*
Authorized activities: *Carrying out works related to installation, repair and maintenance of fire safety systems of buildings and structures.*

3.2.6. Joint activities of the Issuer

The Issuer does not carry out joint activities with other entities.

3.2.7. Additional requirements to issuers which are joint-stock investment funds, insurance or credit institutions, mortgage agents

OAO Kuzbassenergo is not a joint-stock investment fund, insurance or credit organisation, mortgage agent.

3.2.8. Additional requirements to issuers whose core business is mining

OAO Kuzbassenergo is not engaged in mining.

3.2.9. Additional requirements to issuers whose core business is rendering of telecommunication services

OAO Kuzbassenergo does not provide telecommunication services.

3.3. Issuer's activity prospects

The business plan of OAO Kuzbassenergo for 2007 contains the following targets:
- sales proceeds – 19,315,008 thousand RUB;
- production costs – 18,113,109 thousand RUB;
- sales profit – 1,186,408 thousand RUB;
- other costs – 601,212 thousand RUB

Profit distribution:

- dividend – 11,490 thousand RUB;

- current year investments – 347,973 thousand RUB

including:

- corporate business information system – 200,000 thousand RUB;

- modernization of heat networks of Barnaul Central Heating Plant – 75,005 thousand RUB;

- start-up complex of turbine unit No. 15 of Novo-Kemerovskaya Combined Heat and Power Station – 44,968 thousand RUB;

- modernization of the ash dump of Barnaul Combined Heat and Power Station No.2 – 28,000 thousand RUB

The investment program of the business plan of OAO Kuzbassenergo for 2007 provides for 2,037.2 million RUB of investments into fixed capital, including:

- Kuzbass generation system – 1,793.9 million RUB

- Barnaul branch – 243.3 million RUB

Fixed capital investments are intended for industrial development, in particular:

- for technical upgrading - 851.6 million of RUB,

- for new building and expansion – 1,185.6 million RUB

Capital investments financing sources under the 2007 investment program are:

- depreciation – 1,320.3 million RUB;

- profit – 148.0 million RUB;

- borrowed funds (credit) – 568.9 million RUB

Borrowed funds (credit) amounting to 568.9 million RUB will be used for building heating main from Kemerovskaya Combined Heat and Power Station to district Rudnichny of the city of Kemerovo (450.0 million RUB), for increasing capacity of Tom-Usinskaya State District Power Station by 1,320 MW (60.0 million RUB) and for the start-up complex of turbine unit No. 15 of Novo-Kemerovskaya Combined Heat and Power Station (58.9 million rbl).

The share of investments into production and non-production appointment facilities is respectively 100% and 0%.

The share of investments into modernisation of existing and building new facilities is respectively 42% and 58%.

The investment program of OAO Kuzbassenergo for 2007 is developed in compliance with the perspectiv program of development of the Company for 2006-2010 aimed at commissuioning of new power generating capacities.

Addition of fixed assets for 2007 is scheduled at a level of 1497,0 million RUB, including 852.6 million RUB at modernized facilities and 644.4 million RUB at new facilities.

The resolution of the Board of Directors of OAO Kuzbassenergo of 15 May, 2007 (Minutes No. 23/12) established the following priority directions in the investment activity of the Company:

- Replacement of type K-200-130 turbine of unit No. 4 by a new one, of K-215-130 type at Belovskaya State District Power Station (power to be introduced - 215 MW (increase in the installed capacity by 15 MW). Commissioning is scheduled for the 4th quarter of 2010. The estimated cost in forecasted prices (according to a tentative estimation) is 560 million roubles (incl. the VAT). Financing sources (according to a tentative estimation): own funds – 560 million roubles);

- Replacement of the turbine of unit No. 3 of Kuznetskaya Combined Heat and Power Station by type R-12-35 turbine (power to be introduced - 12 MW. Commissioning is scheduled for the 4th quarter of 2008. The estimated cost in forecasted prices is 224 million roubles (incl. the VAT). Financing sources: own funds – 224 million roubles);

- Replacement of type R-35-130 turbine of unit No. 9 by a new one, of T-120-130 type at Kemerovskaya State District Power Station (power to be introduced - 85 MW. Commissioning is scheduled for the 4th quarter of 2011. The project cost is being evaluated.);

- Construction of a new turbine unit No. 15 of Novo-Kemerovskaya Combined Heat and Power Station (power to be introduced - 115 MW. Commissioning is scheduled for the 4th quarter of 2008. The estimated cost in forecasted prices is 1,540 million roubles ((incl. the VAT); Financing sources: own funds – 1,470 million roubles; borrowed funds - 70 million roubles);

- Building of the new 660 MW coal power generating unit at Tom-Usinskaya State District Power Station (Commissioning is scheduled for the 4th quarter of 2011. The estimated cost in forecasted prices is 31,384 million roubles ((incl. the VAT);

Financing sources:

- own funds – 2.2 million roubles;

- funds from additional issue of shares – 15,200 million roubles;

- borrowed funds – 11,394.4 million roubles;

- VAT refund from the budget – 4,787.4 million roubles).

The Issuer does not envisage changing its core business.

3.4. Issuer participation in industrial, bank and financial groups, holdings, concerns and associations

The Issuer does not participate in industrial, bank and financial groups, holdings and concerns.

OAO Kuzbassenergo is a subsidiary of Holding RAO UES of Russia (Article 2.3. of the Company Charter).

3.5. Subsidiary and associated companies of the Issuer

Full business name: ***Open Joint-Stock Company Prokopievskenergo.***

Short business name: ***OAO Prokopievskenergo.***

Place of business: ***Russia, 653000, Kemerovo region, city of Prokopievsk, Energeticheskaya street, 14.***
Grounds for recognizing the company company subsidiary or associated with respect to the Issuer: ***Controlling participation in the authorised capital.***

Issuer share in the authorised capital of subsidiary company: ***60%.***

Share of common stock in the subsidiary company held by the Issuer: ***60%.***

Subsidiary share in the authorised capital of the Issuer: ***none.***

Activities: ***Providing users with electric and heat power through its acquisition, transformation, distribution, transfer and sale; repair of electrical measuring instruments, electrical equipment, watt-hour electric metres; operation and adjustment of lifting mechanisms and facilities; construction activity; carrying out carriage, forwarding and other activity associated with transportation process; building and operation of petrol stations; carrying out trading, intermediary and foreign trade activities; providing assistance in conducting research, development, design, technological and practical application activities.***

Officials:

RYABOV Vladimir Vladimirovich, 1969

Function(s): ***Sole executive body, Chairman of the Administrative Board.***

Share in the authorised capital of the Issuer: ***none.***

Share of Issuer's common stock held by this person: ***none.***

Members of the Board of Directors:

1. EROFEEV Alexander Kupriyanovich - Deputy General Director of OAO Kuzbassenergo, Production Support, born in 1959

Share in the authorised capital of the Issuer: ***none.***

Share of Issuer's common stock held by this person: ***none.***

2. SHATSKY Pavel Olegovich - Deputy Director, Power Engineering, Mergers and Acquisitions of OAO Siberian Coal Energy Company, born in 1972

Share in the authorised capital of the Issuer: ***none.***

Share of Issuer's common stock held by this person: ***none.***

3. NIKOLAEV Dmitry Nikolaevich – individual, shareholder of OAO Prokopievskenergo, born in 1963
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

4. SKOROKHODOV Dmitry Viktorovich - Deputy General Director of OAO Kuzbassenergo, Corporate Governance, born in 1977
Share in the authorised capital of the Issuer: ***0.0002%.***
Share of Issuer's common stock held by this person:***0.0002%.***

5. SHEIBAK Yuri Vladimirovich – Deputy General Director of OAO Kuzbassenergo, Marketing and Sales, born in 1953
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

Members of the collective executive body (Administrative Board):
1. RYABOVA Nadezhda Semenovna - Deputy General Director, General Issues and HR, born in 1956
Share in the authorised capital of the Issuer: **none.**
Share of Issuer's common stock held by this person: **none.**

2. BEL Svetlana Aleksandrovna - Chief Accountant, born in 1953
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

3. SHEYKO Evgeniy Aleksandrovich - Deputy General Director, Finance and Economy, born in 1973
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

4. KAZAKOVA Ekaterina Nikolaevna - Chief of the Legal Department, born in 1979
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

5. BORISOV Vladimir Petrovich - Deputy General Director, Technical Supervision and Development, born in 1970
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

6. BAULIN Vladimir Nikolaevich - Deputy General Director, Electric Power Transfer, born in 1969
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

Full business name: ***Open Joint-Stock Company Kuzbasskaya Energoremontnaya Kompaniya.***
Short business name: ***OAO Kuzbassenergoremont.***
Place of business: ***650099, Russia, city of Kemerovo, Kuznetskiy pr., 30.***
Grounds for recognizing the company company subsidiary or associated with respect to the Issuer: ***Controlling participation in the authorised capital.***
Issuer share in the authorised capital of subsidiary company: ***100%.***

Share of common stock in the subsidiary company held by the Issuer: ***100%.***

Subsidiary share in the authorised capital of the Issuer: ***none.***

Activities: ***Carrying out civil and erection works at building, reconstruction, modernisation, as well as repair of any industrial and civil facilities in the capacity of general contractor or subcontractor; quality control of civil works and building products, including performance of works under contracts for outside organisations; production and sale of any construction materials, structures and items, including those subject to control of authorities of Federal Committee for Mining and Industrial Supervision (Gosgortekhnadzor) of Russia; building of gas-handling facilities, gas control units and installations, gas pipelines and the gas equipment of industrial, agricultural, and other enterprises using natural gas; installation, adjustment and repair of power facilities, electrical and heat power equipment and electric power installations of users.***

Officials:

LERMONTOV Yuri Borisovich, 1967

Function(s): ***Sole executive body***

Share in the authorised capital of the Issuer: ***none.***

Share of Issuer's common stock held by this person: ***none.***

Members of the Board of Directors:

1. GRETSINGER Yuri Aleksandrovich - Deputy General Director of OAO Kuzbassenergo, Production; Technical Director, born in 1953
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

2. SKOROKHODOV Dmitry Viktorovich - Deputy General Director of OAO Kuzbassenergo, Corporate Governance, born in 1977
Share in the authorised capital of the Issuer: ***0.0002%.***
Share of Issuer's common stock held by this person:***0.0002%.***

3. SOROKIN Igor Yurievich - Chief specialist of the Department of Power Assets of OAO Siberian Coal Energy Company (SUEK), born in 1974
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

4. RAKITINA Yulia Vladimirovna - Leading expert of the Corporate Governance Department of Business Unit No. 2 of RAO UES of Russia, born in 1980
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

5. MAZURKOVA Anastasiya Sergeevna – Chief expert of the Corporate Governance Department of Business Unit No. 2 of RAO UES of Russia, born in 19..

Share in the authorised capital of the Issuer: ***none.***

Share of Issuer's common stock held by this person: ***none.***

The election of a collective executive body (Administrative Board) of OAO Kuzbassenergoremont is not stipulated by the Company Charter.

Full business name: ***Open Joint-Stock Company Kuzbasstekhenergo Engineering and Analytical Centre.***

Short business name: ***OAO Kuzbasstekhenergo Engineering and Analytical Centre.***

Place of business: ***650021, Russia, city of Kemerovo, Stantsionnaya street, 17.***

Grounds for recognizing the company company subsidiary or associated with respect to the Issuer: ***Controlling participation in the authorised capital.***

Issuer share in the authorised capital of subsidiary company: ***100%.***

Share of common stock in the subsidiary company held by the Issuer: ***100%.***

Subsidiary share in the authorised capital of the Issuer: ***none.***

Activities:

40.10.41 – maintaining serviceability of combined heat and power stations;

33.20.9 – providing repair and maintenance services for instruments, measurement and control tools,etc.;

74.30.5 – testing and analysing mechanical and electrical characteristics of finished products.

Officials:

YASHCHININ Vladimir Borisovich, born in 1963

Function(s): ***Sole executive body.***

Share in the authorised capital of the Issuer: ***none.***

Share of Issuer's common stock held by this person: ***none.***

Members of the Board of Directors:

1. TOLSTIKOV Victor Sergeevich - Deputy Technical Director of OAO Kuzbassenergo, Maintenance and Repair, born in 1958

Share in the authorised capital of the Issuer: ***none.***

Share of Issuer's common stock held by this person: ***none.***

2. PONOMAREVA Svetlana Stanislavovna - Chief of Legal Department of OAO Kuzbassenergo, born in 1975

Share in the authorised capital of the Issuer: ***none.***

Share of Issuer's common stock held by this person: ***none.***

3. SELIVERSTOVA Tatyana Aleksandrovna – Chief expert of the Department of information, analytics and organisation of work of representatives of RAO UES of Russia in management bodies of subsidiary and affiliated companies of Business Unit No. 2 of RAO UES of Russia, born in1972

Share in the authorised capital of the Issuer: ***none.***

Share of Issuer's common stock held by this person: ***none.***

4. VORONOV Igor Vladimirovich – Chief expert of the Corporate Governance Department of Business Unit No. 2 of RAO UES of Russia, born in 19..

Share in the authorised capital of the Issuer: ***none.***

Share of Issuer's common stock held by this person: ***none.***

5. GONCHAROV Igor Mikhailovich - Chief specialist of the Department of Power Assets of OAO Siberian Coal Energy Company (SUEK), born in 1968

Share in the authorised capital of the Issuer: ***none.***

Share of Issuer's common stock held by this person: ***none.***

The election of a collective executive body (Administrative Board) of OAO Kuzbasstekhenergo Engineering and Analytical Centre is not stipulated by the Company Charter.

Full business name: ***Closed Joint-Stock Company Kuzbassenergo Motor Transport Company.***

Short business name: ***ZAO ATP Kuzbassenergo.***

Place of business: ***Russia, 650021, city of Kemerovo, Stantsionnaya street, 4.***

Grounds for recognizing the company company subsidiary or associated with respect to the Issuer: ***Controlling participation in the authorised capital.***

Issuer share in the authorised capital of subsidiary company: ***100%.***

Share of common stock in the subsidiary company held by the Issuer: ***100%.***

Subsidiary share in the authorised capital of the Issuer: ***none.***

Activities: ***Providing transportation and forwarding services to legal persons and individuals; maintenance and repair of vehicles of legal persons and individuals; capital construction of industrial and public facilities; redesigning of technological buildings and structures; creation of processing plants for production of consumer goods.***

Officials:

TRUSHKOV Vyacheslav Leonidovich, born in 1969

Function(s): ***Sole executive body, Chairman of the Administrative Board.***

Share in the authorised capital of the Issuer: ***none.***

Share of Issuer's common stock held by this person: ***none.***

Members of the Board of Directors:

1. SKOROKHODOV Dmitry Viktorovich - Deputy General Director of OAO Kuzbassenergo, Corporate Governance, born in 1977

Share in the authorised capital of the Issuer: ***0.0002%.***

Share of Issuer's common stock held by this person:***0.0002%.***

2. BENEDIKTOV Andrey Aleksandrovich – Chief of the Material Resources Management Department of the executive apparatus of OAO Kuzbassenergo, born in 1974

Share in the authorised capital of the Issuer: ***none.***

Share of Issuer's common stock held by this person: ***none.***

3. GONCHAROV Igor Mikhailovich - Chief specialist of the Department of Power Assets of OAO Siberian Coal Energy Company (SUEK), born in 1968

Share in the authorised capital of the Issuer: ***none.***

Share of Issuer's common stock held by this person: ***none.***

4. KOVALENKO Andrey Igorevich - Chief expert of the Corporate Governance Department of Business Unit No. 2 of RAO UES of Russia, born in 1980

Share in the authorised capital of the Issuer: ***none.***

Share of Issuer's common stock held by this person: ***none.***

5. KOSTIN Roman Sergeevich - Leading expert of the Corporate Governance Department of Business Unit No. 2 of RAO UES of Russia, born in 1980

Share in the authorised capital of the Issuer: ***none.***

Share of Issuer's common stock held by this person: ***none.***

Members of collective executive body (Administrative Board):

1. ZHELUDKO Anatoly Maksimovich – Vice-Chairman of the Administrative Board, First Deputy General Director, General Issues, born in 1950

Share in the authorised capital of the Issuer: ***none.***

Share of Issuer's common stock held by this person: ***none.***

2. KUDRYASHOVA Tatyana Anatolevna - Chief of Financial and Economic Department, born in 1952

Share in the authorised capital of the Issuer: ***none.***

Share of Issuer's common stock held by this person: ***none.***

3. MALTSEVA Irina Nikolaevna - Chief Accountant, born in 1960
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

4. CHUREKOV Mikhail Valerievich - Chief Engineer, born in 1974
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

Full business name: ***Closed Joint-Stock Company Health Service "Health Centre "Energetik".***
Short business name: ***ZAO MSCH Health Centre "Energetik".***
Place of business: ***650000, Russia, city of Kemerovo, Kuzbasskaya street, 37.***
Grounds for recognizing the company company subsidiary or associated with respect to the Issuer: ***Controlling participation in the authorised capital.***
Issuer share in the authorised capital of subsidiary company: ***100%.***
Share of common stock in the subsidiary company held by the Issuer: ***100%.***
Subsidiary share in the authorised capital of the Issuer: ***none.***
Activities:
85.11. – Activity of medical institutions;
52.31. – Retail trade in pharmaceutical products;
52.32. – Retail trade in medical products and orthopedic items;
24.42.1. – Production of medicines;
51.46. – Wholesale trade in pharmaceutical and medical products, medical equipment and orthopedic items;
80.42. – Formation for adults and other kinds of education not included in other groups;
85.13. – Stomatologic practice.

Officials:
AGAFONOVA Tamara Nikolaevna, born in 1954
Function(s): ***Sole executive body, Chairman of the Administrative Board.***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

Members of the Board of Directors:
1. SKOROKHODOV Dmitry Viktorovich - Deputy General Director of OAO Kuzbassenergo, Corporate Governance, born in 1977
Share in the authorised capital of the Issuer: ***0.0002%.***
Share of Issuer's common stock held by this person:***0.0002%.***

2. AFANASIEV Alexander Alekseevich - Chief of Human Resources Department of OAO Kuzbassenergo, born in 1969
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

3. GOLOFAST Dmitry Yakovlevich - Chief of the Department of the Chief of Staff of OAO Kuzbassenergo, born in 1965
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

4. SMIRNOV Anton Olegovich –Adviser to Director for Power Engineering, Mergers and Acquisitions of Open Joint-Stock Company Siberian Coal Energy Company, born in 19..

Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

5. PONOMAREVA Svetlana Stanislavovna – Chief of Legal Department of OAO Kuzbassenergo, born in 1975
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

Members of collective executive body (Administrative Board):
1. CHUREKOVA Natalia Georgievna - Deputy Head Doctor, Medicine, born in 1950
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

2. KOZLOVA Olga Agurjanovna - Deputy Head Doctor, Economy, born in 1963
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

3. YELIN Boris Petrovich - Chief Engineer, born in 1953
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

4. GOROKHOV Tatyana Lvovna - Chief Accountant, born in 1954
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

Full business name: ***Open Joint-Stock Company Kuzbassenergoservis.***
Short business name: ***OAO Kuzbassenergoservis.***
Place of business: **650000, *Russia, city of Kemerovo, Karbolitovskaya street, 10.***
Grounds for recognizing the company company subsidiary or associated with respect to the Issuer: ***Controlling participation in the authorised capital.***
Issuer share in the authorised capital of subsidiary company: ***100%.***
Share of common stock in the subsidiary company held by the Issuer: ***100%.***
Subsidiary share in the authorised capital of the Issuer: ***none.***
Activities:
31.62.9. – Providing services in installation, repair and maintenance of electric equipment not included in other groups;
74.20. – Activity in the field of architecture; engineering designing; prospecting and geophysical surveys; geodetic and cartographical activity; activity in the field of standardization and metrology; activity in the field of hydrometeorology and adjacent fields; activity associated with solution of technical problems not included in other groups;
45.25. – Performance of other civil works;
52.11. – Retail trade in unspecialized shops (mainly in food products, including drinks, and tobacco goods);
52.42. – Retail trade in clothes;
52.48.31. – Retail trade in household chemical goods, synthetic detergents, wall-paper and floor coatings;
28.11. – Production of metal structures;
63.40. – Arranging freight transportations;
65.23.1. – Investments in securities;
74.13.1. – Market trends research;

51.50. – Other wholesale trade.

Officials:

KOVALENKO Anatoly Antonovich, 1970

Function(s): ***Sole executive body (Acting General Director),***

Share in the authorised capital of the Issuer: ***none.***

Share of Issuer's common stock held by this person: ***none.***

Bankruptcy (receivership) proceedings were initiated in OAO Kuzbassenergoservis.

According to item 2 of article 126 of the Federal Law "On insolvency (bankruptcy)" since the date when the arbitration court takes the decision on recognizing the debtor a bankrupt and on initiating bankruptcy proceedings the authorities of the chief executive body of the debtor and other management bodies of the debtor - except for authorities of the debtor's management bodies, which according to constituent instruments of the debtor are empowered to take decisions on conclusion of large transactions, on conclusion of agreements on conditions of provision of financial resources by a third person or third persons to enable the debtor to discharge its liabilities – shall be terminated.

Full business name: ***Open Joint-Stock Company Barnaulteplosetremont.***

Short business name: ***OAO BTSR.***

Place of business: ***656037, Altai territory, city of Barnaul, Brilliantovaya street, 2.***

Grounds for recognizing the company company subsidiary or associated with respect to the Issuer: ***Controlling participation in the authorised capital.***

Issuer share in the authorised capital of subsidiary company: ***100%.***

Share of common stock in the subsidiary company held by the Issuer: ***100%.***

Subsidiary share in the authorised capital of the Issuer: ***none.***

Activities: ***repair of heat networks, hydraulic ash removal networks, buildings and structures, including carrying out capital and medium repairs of main and accessory equipment of combined heat and power stations; heat, trunk and distribution electrical grids; repair of power facilities, electrical and heat power equipment and powerplants of users; installation of main and accessory equipment of power stations, including installation of elevating mechanisms; carrying out construction and repair works; repair and installation of heat insulation of boiler houses, turbine units and pipelines; repair of power-generating equipment, modernisation and reconstruction of power installations; manufacturing of spare parts, mechanical aids, repair jigs and toolings.***

Officials:

LISIN Anton Gennadievich, born in 1972

Function(s): ***Sole executive body.***

Share in the authorised capital of the Issuer: ***none.***

Share of Issuer's common stock held by this person: ***none.***

Members of the Board of Directors:

1. SKOROKHODOV Dmitry Viktorovich - Deputy General Director of OAO Kuzbassenergo, Corporate Governance, born in 1977

Share in the authorised capital of the Issuer: ***0.0002%.***

Share of Issuer's common stock held by this person:***0.0002%.***

2. GONCHAROV Igor Mikhailovich - Chief specialist of the Department of Power Assets of OAO Siberian Coal Energy Company (SUEK), born in 1968

Share in the authorised capital of the Issuer: ***none.***

Share of Issuer's common stock held by this person: ***none.***

3. GRETSINGER Yuri Aleksandrovich - Deputy General Director of OAO Kuzbassenergo, Production; Technical Director, born in 1953

Share in the authorised capital of the Issuer: ***none.***

Share of Issuer's common stock held by this person: ***none.***

4. GNEZDILOV Mikhail Vladimirovich – Chief expert of Project Support Department of Business Unit No. 2 of RAO UES of Russia, born in 1982
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

5. VASILEVA Yulia Vladimirovna –Leading expert, Capital Management Department of Project Implementation Centre of Business Unit No. 2 of RAO UES of Russia, 1979 born in
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

The election of a collective executive body (Administrative Board) of OAO BTSR is not stipulated by the Company Charter.

3.6. Composition, structure and cost of permanent assets of the Issuer, information on plans on acquisition, replacement, retirement of permanent assets, as well as on all facts of encumbrance of permanent assets of the Issuer

3.6.1. Permanent assets

Information on historical (replacement) cost of permanent assets and amount of accumulated depreciation

Groups of permanent assets	Historical (replacement) cost, thousand RUB	Accumulated depreciation, thousand RUB
Accounting date: 30.06.2007		
Industrial buildings	9,786,461	3,748,419
Hydraulic structures	1,053,177	506,116
Electric power transmission lines	115,341	38,937
Heat-supply systems	6,866,310	4,611,349
Equipment	20,740,470	15,070,996
Electric power substations	2,539,922	2,059,393
Non-productive permanent assets	397,502	29,309
Other	6,796,978	4,935,158
Land lots	439,810	439,810
Total:	**48,735,971**	**30,999,677**

Details of methods of charging depreciation expenses by groups of permanent assets: ***depreciation of permanent assets facilities is charged by staright-line method, proceeding from the terms of useful life of these facilities.***

The results of the last revaluation of permanent assets.

Permanent assets of OAO Kuzbassenergo were revaluated as of 1 January, 2007 according to the resolution of RAO UES of Russia No. 615 of 05.09.2006 "On revaluation of permanent assets to Russian standards of accounting (RSBU) and estimation of cost of assets of RAO UES of Russia Group in compliance with the requirements of IFRS".

Revaluation of permanent assets of OAO Kuzbassenergo was conducted according to the contract of agency concluded with RAO UES of Russia to determine the fair value of permanent assets and valuation of assets of the Company with assistance of the Consortium of appraisers including: ZAO Deloitte & Touche CIS, Institute of Entrepreneurship Problems LLC, Top Audit Auditing and Consulting Firm LLC.

Subject to valuation were permanent assets beneficially owned by OAO Kuzbassenergo and forming a part of separate homogeneous groups of permanent assets.

Evaluated permanent assets included motor transport, computers, control instrumentation, dispatcher control and communication aids, implements, tools, furniture and so forth. Other groups of permanent assets of OAO Kuzbassenergo were not revaluated.

The valuation was carried out according to valuation standards compulsory for use by subjects of appraising activity (approved by the Resolution No. 519 of the Government of the Russian Federation of 6 July, 2001, as amended) and International Appraising Standards.

Results of revaluation of permanent assets

No.	Permanent assets group	Permanent assets value before revaluation		Revaluation of permanent assets as of 01.01.2007		Permanent assets value after revaluation	
		Historical cost	Depreciated value	Historical cost	Depreciated value	Historical cost	Depreciated value
1.	**Total, including:**	**45,647,027**	**15,342,286**	**75,734**	**11,919**	**45,722,761**	**15,354,205**
1.1.	Industrial buildings	8,480,851	4,823,124			8,480,851	4,823,124
1.2.	Hydraulic structures	1,034,158	546,293			1,034,158	546,293
1.3.	Electric power transmission lines	94,605	57,564			94,605	57,564
1.4.	Heat-supply systems	6,490,299	1,977,375			6,490,299	1,977,375
1.5.	Equipment	20,055,963	5,237,999			20,055,963	5,237,999
1.6.	Electric power substations	2,482,732	451,175			2,482,732	451,175
1.7.	Non-productive permanent assets	357,262	330,017			357,262	330,017
1.8.	Other	6,211,056	1,478,638	75,734	11,919	6,286,790	1,490,557
1.9.	Land lots	440,101	440,101			440,101	440,101

Revaluation method: ***Determination of reproduction cost of permanent assets by direct recalculation method.***

The Issuer started works on replacement of 12 MW turbine, type P-12-35, of unit No. 3 dismantled in 2005 at Kuznetskaya Combined Heat and Power Station. The estimated cost of works is 139.0 million RUB Turbine commissioning is scheduled for December, 2008.

At Kemerovskaya State District Power Station on 01.01.2007 15 MW turbine, type P-15-29, of unit No. 2 was dismantled.

IV. Details of financial and economic activities of the Issuer

4.1. Results of financial and economic activities of the Issuer

4.1.1. Profit and loss

Parameters characterising profitableness and unprofitableness of the Issuer for the II quarter of 2007

Parameter	Calculation method	6 months of 2006	6 months of 2007
Proceeds, RUB	F. No.2, page 010	11,699,401,000	9,533,587,00
Gross profit, RUB	F. No.2, page 010 - F. No.2, page 020	1,603,051,000	826,039,000
Net profit (unappropriated profit/ uncovered loss), RUB	F. No.2, page 190	618,045,000	3,243,351,000
Return on equity, %	F. No.2, page 190 / (F. No.1, page 490 + F. No.1, page 640 + F. No.1, page 650 - F. No.1, page 450) h 100	2.19	15.45
Return on assets, %	F. No.2, page 190 / F. No.1, page 300 x 100	1.84	13.40
Rate of net return, %	F. No.2, page 190 / F. No.2, page 010 x 100	5.28	34.02
Product (sales) profitability, %	F. No.2, page 050 / F. No.2, page 010 x 100	22.46	8.60
Capital turnover	F. No.2, page 010 / (F. No.1, page 300 - F. No. 1, page 690) x 100	0.40	0.42
Amount of uncovered loss as of the accounting date, RUB	F. No.1, page 465 + F. No.1, page 475	0	0
Uncovered loss to balance-sheet total ratio as of the accounting date	F. No.1, page 475 / F. No.1, page 300	0.00	0.00

The proceeds from sale of products, works and services amounted to 9,533,587 thousand roubles, that is by 2,165,814 thousand roubles less than during the same period of the previous year (due to spin-off on 01.07.2006 of power generating companies OAO South Kuzbass State District Power Station and OAO West-Siberian Combined Heat and Power Station, as well as due to price formation conditions and change of electric power supply terms at the New Wholesale Power Market (NOREM)). Financial and economic activity of the Company for 6 months of 2007 resulted in gross profit of 826,039 thousand roubles (as compared to 1,603,051 thousand roubles for 6 months of 2006).

It should be noted that total net profit received by OAO Kuzbassenergo during the first six months of 2007 amounted to 3,243,351 thousand roubles. The main factor of profit earning during the first six months of 2007 is the sale of shareholding in OAO West-Siberian Combined Heat and Power Station at public sale on 15.03.07 and in OAO South Kuzbass State District Power Station at public sale on 29.03.07 at prices exceeding their book value.

4.1.2. Factors which influenced the change of the amount of proceeds from the sale by the Issuer of products, works, services and the amount of the Issuer's profit (loss) from the core business

No.	Parameters	Unit of measure	Absolute parameter change value: actual value for the 2nd qtr. of 2007 as compared to the target for the 2nd sq. 2007	Influence on financial result, (+) profit, (-) loss
1.	**Change of volume of sold products - total**	**thousand RUB**	**-182,103**	**-182,103**
1.1.	Electric power	thousand RUB	-23,739	-23,739
1.1.1.	Production program change	thousand RUB	78,236	78,236
1.1.2.	Electric power rates change	thousand RUB	-101,975	-101,975
1.2.	Heat power	thousand RUB	-158,364	-158,364
1.2.1.	Production program change	thousand RUB	-143,618	-143,618
1.2.2.	Heat power rates change	thousand RUB	-14,746	-14,746
2.	**Production cost change - total**	**thousand RUB**	**-58,218**	**58,218**
2.1.	Electric power	thousand RUB	-111,239	111,239
2.2.	Heat power	thousand RUB	53,021	-53,021

4.2. Issuer's liquidity, capital adequacy and current assets

Parameters characterising Issuer's liquidity for the IInd quarter of 2007

Parameter	Calculation method	30.06.2006	30.06.2007
Own current assets, RUB	F. No.1, page 490 + F. No.1, page 640 + F. No.1, page 650 - F. No.1, page 450 - F. No.1, page 190 - F. No.1, page 230	-1,071,121,000	1,389,357,000
Permanent assets and non-current assets-to-equity ratio	(F. No.1, page 190 + F. No.1, page 230) / (F. No.1, page 490 + F. No.1, page 640 + F. No.1, page 650 - F. No.1, page 450)	1.04	0.93
Current ratio	(F. No.1, page 290 - F. No.1, page 230) / (F. No.1, page 690 - F. No.1, page 640 - F. No.1, page 650)	1.19	3.07
Quick ratio	(F. No.1, page 290 - F. No.1, page 210 - F. No.1, page 220 - F. No.1, page 230) / (F. No.1, page 690 - F. No.1, page 640 - F. No.1, page 650)	0.77	1.89
Equity ratio	(F. No.1, page 490 + F. No.1, page 640 + F. No.1, page 650 - F. No.1, page 450) / F. No.1, page 300	0.84	0.87

The following liquidity ratios changes occurred in the accounting period as compared to the first six months of 2006:

- current ratio characterises payment possibilities of the Company at full mobilisation of current assets (sale of all inventories, final settlement of accounts with debtors who are in arrears with a matutrity of less than one year). Current ratio of OAO Kuzbassenergo on 30.06.2007 is 3.07, that is, having mobilised all its current assets, the Company will be able to meet its short-term and long-term liabilities;

- quick ratio characterising payment possibilities of the Company at timely settlement of accounts with debtors as of 30.06.2007 was 1.89, that in 2.5 times more than during the first six months of 2006;

- equity ratio determines the share of assets formed at the expense of own sources (authorized capital, additional capital, unappropriated retained earnings, etc.). If this ratio exceeds 50%, creditors' risk is minimized, that is, having sold a half of its property generated at the expense of its internal funds, the Company may discharge all its liabilities even if the second half (composed of borrowed funds) is depreciated for any reasons. As of 30.06.2007 this ratio was 87%.

As of 30.06.2007 own current assets amounted to 1,389,357 thousand roubles.

4.3. Amount and structure of the Issuer's capital and current assets

4.3.1. Amount and structure of the Issuer's capital and current assets

a) Amount of the authorised capital of the Issuer: ***According to the Company Charter*** the authorised capital of ***the Company consists of the par value of shares in the Company acquired by shareholders (outstanding shares). The authorised capital of the Company is 606,163,800 (Six hundred and six million one hundred sixty three thousand eight hundred) roubles. The company placed 606,163,800 (Six hundred and six million one hundred sixty three thousand eight hundred) common registered shares of the same par value of 1 (One) rouble each for a total par-value amount of 606,163,800 (Six hundred and six million one hundred sixty three thousand eight hundred) roubles;***

b) Total value of the Issuer's shares (equity stakes) redeemed by the Issuer for subsequent resale (transfer), including the percent of such shares (equity stakes) of the total amount of placed shares (authorised capital) of the Issuer: ***No shares were redeemed by the Issuer;***

c) The amount of the reserve capital of the Issuer formed at the expense of deductions from the Issuer profit: ***According to the Charter the Company shall form a Reserve Fund amounting to 5 (Five) percent of Company's authorised capital. The amount of compulsory annual deductions to the Company Reserve Fund is 5 (Five) percent of the net profit of the Company until the Reserve Fund reaches the established size. The Company Reserve Fund is intended for covering Company losses, as well as for paying up Company bonds and redeeming Company shares in case other funds are unavailable. The Company Reserve Fund cannot be used for other purposes. The Company has the right to form other funds ensuring its economic and financial activity as a subject of civil turnover according to the requirements of the legislation of the Russian Federation. The amount of the reserve capital is 30,308 thousand RUB;***

d) Amount of the additional capital of the Issuer – ***15,417,386.00 thousand RUB;***

e) Amount of undistributed net profit of the Issuer – ***3,231,861.00 thousand RUB;***

f) Total amount of the Issuer's capital – ***20,796,256.00 thousand RUB***

As of 30.06.2007 the amount of the additional capital was 15,417,386 thousand roubles. The decrease by 9,807,667 thousand roubles as compared to data as of 30.06.2007 is due to the reorganisation of the Company which took place on 01.07.2006.

The amount of equity capital is sufficient for the Company to meet its current liabilities and to cover current operational costs.

The structure of current assets of the Issuer is the following:

- accounts receivable - ...% of all current assets of the Issuer,

- inventories - ...%,

- all other current assets - ...%.

Structure and amount of current assets

Roubles

Parameter	As of 30.06.2006	Share in the total amount of current assets	As of 30.06.2007	Share in the total amount of current assets
Inventories	1,244,171,000	26.46	1,606,012,000	33.975
VAT on acquired assets	319,338,000	6.79	174,634,000	3.694
Debt receivable (payments on which are expected more than in 12 months after the accounting date)	283,320,000	6.02	112,767,000	2.386
Debt receivable (payments on which are expected within 12 months after the accounting date)	2,279,763,000	48.48	1,806,839,000	38.224
Short-term financial investments	193,445,000	4.11	40,111,000	0.849
Money resources	382,279,000	8.13	986,549,000	20.871
Other current assets	507,000	0.01	86,000	0.002
Total current assets	**4,702,823,000**	**100.0**	**4,726,998,000**	**100.0**

As of 30.06.2007 current assets amounted to 4,726,998 thousand roubles that is more than for the same period of previous year by 24,175 thousand roubles. The increase by items was the following:
- Money resources - by 604,270 thousand roubles (cash inflow from proceeds of sale of shareholding in OAO West-Siberian Combined Heat and Power Station and OAO South Kuzbass State District Power Station;
- Inventories - by 361,841 thousand roubles (acquisition of assets of OAO Altaienergo according to the resolution of the Board of Directors of OAO Kuzbassenergo (Minutes No.12/12 of 28.12.2006) and materials for building heat supply mains from Kemerovskaya Combined Heat and Power Station to district Rudnichny within the framework of the investment project).

When analysing changes in the structure of current assets for the period under consideration it is worthwhile to note the decrease of the share of short-term and long-term debt receivable and short-term financial investments within the total amount of current assets.

Current assets financing sources

The sources of financing of current assets in the accounting period were own funds of the Company and short-term banks credits.

Issuer's policy regarding financing of current assets

Issuer's policy with respect to the working capital consists in maintaining acceptable amount and structure of current assets of the Company, sources of their financing for the purpose of increasing liquidity of assets and return on assets. To reduce the debt receivable the Company carries out work with buyers and customers, monitors accounts payables, takes measures for collection of overdue debt receivable. The list of defaulters is regularly printed at OAO Kuzbassenergo website on page http://www.kuzbassenergo.ru/prod/finance/default/.

Factors which may entail changes in the current assets financing policy, estimation of probability of their occurrence

The following factors may influence the Issuer's current assets financing policy:

- Infringement of contractual and payment discipline by users which will cause decrease in proceeds of the Company and growth of indebtedness to creditors. In this case the Issuer will be forced to settle accounts payable by raising borrowed funds, replacing accounts payable to suppliers and contractors by loan debt to credit organisations. The probability of occurrence of this factor is considered to be average.

- Increase in production costs. The probability of occurrence of this factor is considered to be low.

4.3.2. Financial investments of the Issuer

Placements into securities (ordinary shares) by the results of the 2nd quarter of 2007

Full and short business name of the company, its place of business	**Share issue date and registration number**	**Number of securities held by the Issuer**	**Total par value of securities held by the Issuer, thousand RUB**	**Total book value of the securities held by the Issuer, thousand RUB**	**Amount of declared dividend (RUB) and the date of disbursement**	**Remarks**
Open Joint-Stock Company Prokopievskenergo, OAO Prokopievskenergo 653000, Russia, Kemerovo region, city of Prokopievsk, Energeticheskaya street, 14	1-01-10934-F of 31.07.2000 Regional office of the Federal Commission on Securities of the Russian Federation in the Siberian federal district	1,938	32,300.0	19,380.00	1,000,000 3rd quarter of 2007	The investment in the company has been efficient.
Open Joint-Stock Company Kuzbasstekhenergo Engineering and Analytical Centre, OAO IATS Kuzbasstekhenergo 650021, Russia, city of Kemerovo, Stantsionnaya street, 17	1-01-11775-F of 14.05.2004 Regional office of the Federal Commission on Securities of the Russian Federation in the Siberian federal district	17,852	17,852.0	17,312.52	600,000 2nd quarter of 2007	The investment in the company has been efficient.
Open Joint-Stock Company Kuzbasskaya Energoremontnaya Kompaniya, OAO Kuzbassenergoremont 650099, Russia, city of Kemerovo, Kuznetskiy pr., 30	1-01-11760-F of 29.04.2004 Regional office of the Federal Commission on Securities of the Russian Federation in the Siberian federal district	29,190	29,190.0	29,972.12	1,079,000 3rd quarter of 2007	The investment in the company has been efficient.
Closed Joint-Stock Company Kuzbassenergo Motor Transport Company, ZAO ATP Kuzbassenergo	1-01-25251-N of 30.12.2002 1-01-25251-N-001D of	164,044	164,044.0	103,833.79	374,000 3rd quarter of 2007	The investment in the company has been effi-

650021, Russia, city of Kemerovo, Stantsionnaya street, 4.	30.04.2004 Regional office of the Federal Service for Financial Markets of the Russian Federation in the Siberian federal district					cient.
Closed Joint-Stock Company Health Service "Health Centre "Energetik"., ZAO MSCH Health Centre "Energetik". 650099, Russia, city of Kemerovo, Kuzbasskaya street, 37	1-01-25252-N of 30.12.2002, 1-001-25252-N-001D of 02.09.2004, 1-01-25252-N-002D of 04.05.2006, Regional office of the Federal Service for Financial Markets of the Russian Federation in the Siberian federal district	128,323	128,323.0	126,074.27	650,000 2nd quarter of 2007	The investment in the company has been efficient.
Open Joint-Stock Company Kuzbassenergoservis, OAO Kuzbassenergoservis 650000, Russia, city of Kemerovo, Karbolitovskaya street, 10	1-01-24543-N of 17.07.2002. Regional office of the Federal Commission on Securities of the Russian Federation in the Siberian federal district	500	500.0	2,298.00	-	The investment in the company has been inefficient. Bankruptcy proceedings were initiated.
Open Joint-Stock Company Barnaulteplosetremont, OAO BTSR 656037, Altai territory, city of Barnaul, Brilliantovaya street, 2.	1-01-11826-F of 22.10.2004. Regional office of the Federal Commission on Securities of the Russian Federation in the Siberian federal district	69,230	69,230.00	56,862.00	772,400 3rd quarter of 2007	The investment in the company has been efficient.

Details of other financial investments (investments in authorised capitals of limited liability companies) are not presented, since they amount to less than 10 percent of all financial investments of OAO Kuzbassenergo as of 30.06.2007.

4.3.3. Intangible assets of the Issuer

Intangible assets include exclusive rights of the Company to its trade mark.

Amortisation of intangible assets is charged by staright-line method, proceeding from the following terms of useful life: trademark rights - 10 years.

In the accounts intangible assets are recorded at their acquisition cost less accumulated amortisation.

Name of intangible assets	Historical (replacement) cost, RUB	Amount of accumulated amortisation, RUB
Accounting date: 29.06.2007		
Trade mark	4,000	3,000
Total:	4,000	3,000

Accounting of intangible assets is performed according to Russian Accounting Standards (PBU 14/2000) "Accounting of intangible assets" approved by the Order of the Ministry of Finance of the Russian Federation No. 91н of 16.10.2000 as amended on 18.09.2006

4.4. Details of the Issuer's policy and costs in the field of scientific and technical development, with respect to licences and patents, advanced designs and researches

Accounting of the research and development activity in OAO Kuzbassenergo is carried out according to the Accounting Regulations "Accounting of expenses for research, development and technological works" (PBU 17/02).

Research and development works are financed at the expense of own means, only vital works are included in the Research and Development Plan. There are no deductions to non-budgetary funds. No new advanced technologies documented by patents and licences were created.

There are no risk factors associated with possibility of expiration of periods of validity of patents or licences for the use of trademarks critical for the Issuer.

4.5. Analysis of trends in sphere of core business of the Issuer

The fuel and energy complex of the country remains the "locomotive" of social and economic development of Russia, generating 31% of production of the gross domestic product, 63.8% of currency proceeds from export and 57.9% of receipts of the tax system of the country.

Historically, the electric power industry has a paramaount importance for the economy of Russia as a constituting part the fuel and energy complex.

The backbone of Russian electric power industry is RAO UES of Russia which produces about 70% of electric and 32% of heat power in the Russian Federation.

OAO Kuzbassenergo is a part of the unified energy system of Russia and a subsidiary of RAO UES of Russia, is ranked the sixth in the country in terms of capacity and the fifth in terms of amount of energy supplied to users. OAO Kuzbassenergo share in the balance of production of electricity by combined heat and power stations of the unified energy system of Siberia exceeds 30%.

Prereform corporate structure of the electric power industry was based on regional vertically integrated power companies (Power and Electrification Joint-Stock Companies, AO-Energos), State Unitary Enterprise Rosenergoatom and separate large heat and hydraulic power plants not included in the AO Energo. RAO UES of Russia was a holding company holding shares of AO-Energos and most separate heat and hydraulic power plants.

The process of reorganisations of the branch began in 2000 from development by RAO UES of Russia of the reorganisation concept. Decree No. 526 of 11.07.2001 of the Government of Russia "On reorganisation of electric power industry of the Russian Federation" became the first statutory act regulating reorganisation of the electric power industry.

Federal acts of the Russian Federation approved in the 1st quarter of 2003 determined the frame-

work and basic principles of functioning of the electric power industry in the future in competitive environment. The effective regulatory structure of the electric power industry includes today more than forty statutory acts.

According to the Concept of Strategy "5+5" of RAO UES of Russia for 2005-2008 main objectives of the reform of the branch are enhancement of efficiency of operation of the electric power industry enterprises and creation of conditions for development of the branch on the basis of private investments. There began designing of the branch management system after reorganisation of RAO UES of Russia. As of today, two concepts are offered for discussion: creation of an independent regulator or creation of a market council. The task of an independent regulator is to co-ordinate on a national level activity of all participants of the electrical power market. At the same time, both the state and the companies need a non-for profit structure which would elaborate the rules and monitor compliance with the same in the electric power market,as well as co-ordinate activity of the infrastructural organisations. The decision-making system of such a structure should ensure balance of interests of suppliers, users, infrastructural organisations and the state. Such tasks may be commited to the market council.

By now the Board of Directors of RAO UES of Russia approved projects of reorganisation of 71 of 72 AO-Energos. Spliting-up of 66 of 72 AO-Energos has been finalized. All seven Wholesale Generating Companies (WGCs) completed state registration, their shares have been offered on the stock market. OAO HydroWGC holding has been established. The Board of Directors of RAO UES of Russia approved projects of formation of all of fourteen Territorial Generating Companies (TGCs). All TGCs have been registered with competent state authorities.

The process of spining-off of grid companies from AO-Energos has been brought to an end. On the basis of reorganised AO-Energos 56 trunk grid companies have been created. 4 inter-regional distribution grid companies have been registered.

The government began increasing its share in the authorised capitals of OAO Federal Grid Company of the Unified Energy System, OAO System Operator - Central Dispatch Administration of the Unified Energy System (SO-CDA UES) and OAO HydroWGC through acquisition of additional shares in these companies at the expense of the federal budget. The share of participation of the Russian Federation in the capital of these companies shall be increased to the statutory level.

There began designing of the branch management system after reorganisation of RAO UES of Russia (supposedly after 1 July, 2008). As of today, two concepts are offered for discussion: creation of an independent regulator or creation of a market council. The task of an independent regulator is to co-ordinate on a national level activity of all participants of the electrical power market. At the same time, both the state and the companies need a non-for profit structure which would elaborate the rules and monitor compliance with the same in the electric power market,as well as co-ordinate activity of the infrastructural organisations. The decision-making system of such a structure should ensure balance of interests of suppliers, users, infrastructural organisations and the state. Such tasks may be commited to the market council.

Until 01.07.2006 OAO Kuzbassenergo operated as a power pool system engaged in production, transfer and sale of electric and heat power to users of Kemerovo region. As a result of reorganisation of OAO Kuzbassenergo potentially competitive (production, sales) and monopolistic (transfer and distribution of energy) activities were separated. Since 1 July, 2006 the Company abandoned the following kinds of activity:

- transfer and distribution of electric power;
- sale of electric power in the retail market.

On 1 July, 2006 the following companies split-off of OAO Kuzbassenergo were registered as legal entities:

OAO Kuzbassenergo – Regional Electrical Grid Company;
OAO Kuzbassenergo Trunk Electrical Grids;
OAO Kuzbass Power Sales Company;
OAO West-Siberian Combined Heat and Power Station;
OAO South-Kuzbass State District Power Station.

Shareholders of OAO Kuzbassenergo at their extraordinary meeting held on 25 December, 2006 in the absentee form approved purchasing of assets of OAO Altaienergo and conclusion of contracts of sale and purchase of property within the framework of formation of OAO TGC-12.

The Board of Directors of OAO Kuzbassenergo on 28 December, 2006 approved raising by OAO

Kuzbassenergo of credits in the 1st quarter of 2007 for acquisition of assets of OAO Altaienergo and settlement of accounts for the acquired main power generating and heat supply grid assets till 1 April, 2007.

The Board of Directors also approved termination of participation of OAO Kuzbassenergo in OAO the West-Siberian Combined Heat and Power Station and OAO South Kuzbass State District Power Station by carrying out public auctions for the right of conclusion of contracts of purchase of shares in these companies and approved the conclusion of contracts of purchase of property, coal, furnace fuel oil and chemical agents between OAO Kuzbassenergo and OAO Altaienergo.

In 2006 the Barnaul Branch was created which from the beginning of 2007 started full-fledged activity in Altai territory. Formation of TGC-12 stipulated by the plan of reorganisation of OAO Kuzbassenergo has been practically completed. Having paid in the 1st quarter of 2007 the acquisition of the Altai assets, OAO Kuzbassenergo now carries out its core business in Altai territory and in Kemerovo region in the capacity of a regional power generating company.

On 01 March, 2007 the Board of Directors of OAO Kuzbassenergo approved nominees of investment banks and financial advisers for preparation and support of issue of additional shares in the Company: limited liability company Renaissance Capital – Financial Adviser and private company UBS Advisory Services Limited.

On 15 March, 2007 public auction on sale of common shares in OAO West-Siberian Combined Heat and Power Station was held. The auction was won by Limited Liability Company InvestEnergo-Proekt entering the Evrazholding group. A block of 303,082,091 shares belonging to OAO Kuzbassenergo was sold for 3,187 million roubles.

Within the framework of reorganisation the Board of Directors of OAO Kuzbassenergo on 28 March, 2007 took a decision on creation of the Kemerovo Branch on the basis of OAO Kuzbassenergo branch - Kemerovskaya State District Power Station and on liquidation of branches Novo-Kemerovskaya Combined Heat and Power Station, Kemerovskaya Combined Heat and Power Station and Heat Networks Directorate. The Company Charter was amended accordingly. Creation of the Kemerovo Branch was preconditioned by the necessity of improvement of the organisational structure of the Company management.

On 29 March, 2007 public auction on sale of common shares in OAO South Kuzbass State District Power Station was held. Limited Liability Company MECHEL-Energo, entering MECHEL group of companies was the winning bidder. The block of 303,082,091 shares belonging to OAO Kuzbassenergo was sold for 3,695 million roubles.

At the annual meeting of shareholders of the Company to be held on 6 June, 2007 it is supposed to complete the reorganisation process, to rename OAO Kuzbassenergo into OAO South Siberian Power Generating Company, to approve a new company Charter, and to elect new Board of Directors.

Basic production and economic performance of OAO Kuzbassenergo for 5 last complete financial years

Basic parameters	Unit of measure	2002	2003	2004	2005	2006
Installed capacity Russian Federation	Thousand MW	214.9	216.0	216.6	219.0	220.0
RAO UES of Russia		155.3	156.4	156.5	157.7	158.0
OAO Kuzbassenergo		4.8	4.8	4.8	4.8	4.8
Electric power production Russian Federation	Billion kW·h	891.3	916.3	931.9	951.1	991.0
RAO UES of Russia		617.4	635.8	652.0	665.4	694.8
OAO Kuzbassenergo		27.2	24.9	22.8	25.1	24.9
OAO Kuzbassenergo share in electric power production: Russian Federation	%	3.05	2.72	2.45	2.64	2.49
RAO UES of Russia		4.40	3.92	3.50	3.77	3.58
Heat power production Russian Federation	Million Gcal	1374.0	1420.5	1402.0	1418.0	1459.0
RAO UES of Russia		469.8	468.8	465.8	465.2	475.0

OAO Kuzbassenergo		14.4	14.6	14.2	13.9	13.8
OAO Kuzbassenergo share in heat power production: Russian Federation	%	1.05	1.03	1.01	0.98	0.93
RAO UES of Russia		3.06	3.11	3.05	2.99	2.89
Inflation in Russia	%	15.1	12.0	11.7	10.9	9.0
Inflation in the industry	%	17.1	17.1	28.3	13.4	10.4
Return on sales of OAO Kuzbassenergo	%			11.2	9.0	8.3

4.5.1. Analysis of factors and conditions influencing the Issuer's activity

Factors and conditions influencing the Issuer's activity include:

- Completion of the second stage of reorganisation of RAO UES of Russia during 2007 and termination of its activity on 1 July, 2008 By this time system-wide functions performed by RAO UES of Russia should be completely transmitted to the state, infrastructural and self-regulating organisations;

- Significant extent of state regulation in the branch, specifically regarding regulation of electrical and heat power rates;

- Power consumption growth in the areas of location of production facilities of the Issuer (electric power consumption growing by two percent per year requires maintaining reliable and uninterrupted power supply of users. At the same time specialists of administration of Kemerovo region are concerned by 600 MW deficit of operating power capacities in Kuzbass which, taking into account forecasts of social and economic development of the region by 2020 may reach 1500-1600 MW. Volumes of electric power purchased by the industrial enterprises of the region in the wholesale market increased by 22 percent.);

- improvement of payment discipline of users of heat and electric power;

- reduction of cross-subsidy level;

- ageing of capital equipment at Company enterprises;

- On-coming additional issue of common registered uncertificated shares of OAO Kuzbassenergo (180 million shares with a par value of 1 rouble each) in the second half of 2007.

Actions undertaken by the Issuer, and acts which the Issuer envisages to undertake in the future for an effective utilisation of this factors and conditions:

- modernisation of permanent assets;

- to decrease electric power shortage in the south of Kuzbass: increasing capacity of Tom-Usinskaya State District Power Station by 660 MW through installation of one coal-fired generating unit. The beginning of implementation of the project is scheduled for 2007 and generating unit commissioning, in 2011. Capital investments under the project amount to approximately 26.6 billion roubles in forecasted prices;

- increase of production volumes;

- prevention of infringements of payment discipline by energy users;

- continuous improvement of efficiency of all links of the production chain of the Issuer.

4.5.2. Issuer's competitors

In base regions (Kemerovo region and Altai territory) the Company has no competitors represented by power stations of heat WGCs and Hydro WGCs. Nearest competitors in the wholesale market of electric power are located in the republic of Khakassia: Sayano-Shushenskaya hydraulic power plant (6000 MW), and in Krasnoyarsk region: Berezovskaya State District Power Station (1500 MW – WGC-4) and Krasnoyarskaya State District Power Station -2 (1250 MW – WGC-6).

Competitive advantages of the Company:

- *Heat-and-power stations of the Company include large highly efficient state district power stations located near electric power consumption centres where there are restrictions in carrying capacity of overhead high voltage lines and electric power shortage;*
- *Electric power generated by state district power stations of the Company is competitive in the Siberian market;*
- *Combined heat and power stations of the Company are located at the centres of electric loads of large industrial cities. The significant volume of electric loads of users is connected directly to tyres of switching centres of combined heat and power station;*
- *Company's combined heat and power stations (CHP) have an important share of power production;*
- *Company's combined heat and power stations (Novo-Kemerovskaya Combined Heat and Power Station, Barnaul Combined Heat and Power Station-2, Barnaul Combined Heat and Power Station-3) are outfitted with equipment allowing to increase capacity factor by producing electric power during periods when heat loads are switched-off;*
- *Heat-and-power stations of the Company may generate electricity using either solid fuel or natural gas;*
- *Independence of large state district power stations of the heat market at competitive production cost, and, as consequence - great demand for the electric power produced by state district power stations all year long;*
- *Availability of qualified personnel having operational experience in the electric power market;*
- *Introduction of new capacities (Tom-Usinskaya State District Power Station – 660 MW and Novo-Kemerovskaya Combined Heat and Power Station – 115 MW) under conditions of increasing shortage of power in the Unified Energy System of Siberia.*

V. Details of members of management bodies of the Issuer, Issuer's bodies supervising its financial and economic activity, and summary information on Issuer's employees

5.1. Details of structure and terms of reference of management bodies of the Issuer

The Company has the following management bodies (according to item 9 of the Charter of the Company):
- General Meeting of shareholders;
- Board of Directors;
- Administrative Board of the Company (collective executive body);
- General Director.

The company is guided by the Charter (approved in a new wording by the Annual General Meeting of shareholders of OAO Kuzbassenergo held on 06.06.2007) and by-laws of the Company, namely:

- Regulations on procedure of preparation and holding of General Meeting of shareholders of OAO Kuzbassenergo approved by the Annual General Meeting of shareholders of OAO Kuzbassenergo held on 02 June, 2003;

- Regulations on procedure of convocation and holding of meetings of the Board of Directors of OAO Kuzbassenergo approved by the Annual General Meeting of shareholders of OAO Kuzbassenergo on 21 June, 2002 as amended by the Annual General Meeting of shareholders of OAO Kuzbassenergo on 27 June, 2005;

- Regulations on Administrative Board of OAO Kuzbassenergo approved by the Annual General Meeting of shareholders of OAO Kuzbassenergo on 21 June, 2002.

The terms of reference of the Board of Directors, General Director, and Administrative Board are regulated by the Charter of the Company approved in a new wording by the Annual General Meeting of shareholders of OAO Kuzbassenergo on 06 June, 2007.

The Charter of OAO Kuzbassenergo and the by-laws controlling activity of the management bodies of the Issuer are available on the Company website at www.kuzbassenergo.ru/invest/doc/mandatory/doc/.

The Board of Directors of the Company on 18 April, 2007 approved the Code of Corporate Governance of OAO Kuzbassenergo (Minutes No. 20/12 of the meeting of the Board of Directors of OAO Kuzbassenergo held on 23.04.2007).

The Code of Corporate Governance of OAO Kuzbassenergo available on the Company website at http://www.kuzbassenergo.ru/invest/doc/mandatory/doc/.

The following matters refer to the competence of the General Meeting of shareholders (item 10.2. of Articles 10 of the Company's Charter):

1) amending and supplementing the Charter or Charter approval in a new wording;

2) Company reorganisation;

3) Company liquidation, appointment of the liquidation commission and approval of intermediate and final liquidation balance sheets;

4) determining number, par value, class (type) of declared shares and rights attached to these shares;

5) increasing the authorised capital of the Company by increasing the par value of shares or by placing additional shares;

6) decreasing the authorised capital of the Company by decreasing the par value of shares;

7) decreasing the authorised capital of the Company through acquisition by the Company of a part of shares with the purpose of reducing their total number, as well as through cancellation of shares acquired or redeemed by the Company;

8) splitting and consolidation of Company shares;

9) taking decision on placement by the Company of bonds convertible into shares, and other equity securities convertible into shares;

10) election of the members of the Board of Directors of the Company and early termination of

their authorities;

11) election of the members of the Audit Committee of the Company and early termination of their authorities;

12) approval of the Auditor of the Company;

13) decision making on delegation of authorities of an sole executive body of the Company to a managing organisation (managing director) and early termination of authorities of the managing organisation (managing director);

14) approval of the annual report, annual accounts, including the profit and loss statement (profit and loss accounts) of the Company, as well as distribution of the Company's profit (including payment (declaration) of dividend, except for profit distributed as dividend based on results of the first quarter, six months, nine months of the fiscal year) and loss based on results of the fiscal year;

15) payment (declaration) of dividend based on results of the first quarter, six months, nine months of the fiscal year;

16) determining proceedings at General Meetings of Company shareholders;

17) taking decision on approval of transactions in cases stipulated by article 83 of the Federal Law "On Joint-Stock Companies" ;

18) taking decision on approval of large transactions in cases stipulated by article 79 of the Federal Law "On Joint-Stock Companies" ;

19) decision making on participation in financial and industrial groups, associations and other unions of commercial organisations;

20) approval of by-laws regulating activity of the Company bodies;

21) decision making on payment of remunerations and/or compensations to members of the Audit Committee of the Company;

22) decision making on payment of remunerations and/or compensations to members of the Board of Directors of the Company;

23) handling other issues stipulated by the Federal Law "On Joint-Stock Companies" .

10.3. Decision-making powers on matters referred to the competence of the General Meeting of shareholders cannot be delegated to the Board of Directors, the Administrative Board and the General Director of the Company.

The following matters refer to the competence of the Board of Directors of the Company (item 15.1. of Article 15 of the Company's Charter):

1) determining priority areas of activities of the Company;

2) convocation of annual and extraordinary General Meetings of shareholders of the Company except for cases stipulated by item 14.8. of Article 14 of this Charter, as well as announcement of the date of a new General Meeting of shareholders instead of the one aborted due absence of quorum;

3) approval of the agenda of the General Meeting of shareholders of the Company;

4) election of the secretary of the General Meeting of shareholders;

5) determining the date of drawing up the list of persons having the right to attend the General Meeting of shareholders, approval of estimated charges of expenditures on holding General Meeting of shareholders of the Company and the resolution of other questions associated with preparation and holding of the General Meeting of shareholders of the Company;

6) submitting to the General Meeting of shareholders of the Company issues stipulated by subparagraphs 2, 5, 6, 8,9, 13-21 of item 10.2. of Article 10 of this Charter;

7) placing by the Company of bonds and other equity securities except for cases stipulated by the Federal Law "On Joint-Stock Companies" and this Charter;

8) approval of the resolution on securities issue, the securities issue prospectus and the report on securities issue results, approval of quarterly reports of the Issuer, reports on results of redemption of shares by the Company and reports on results retirement of shares, reports on results of calls made upon shareholders of the Company with respect to shares held by them;

9) determining the price (money value) of property, the offering price and the redemption price of equity securities in cases stipulated by the Federal Law "On Joint-Stock Companies", as well as at decision making on issues specified in subparagraphs 11, 21, 22, 38 of clause 15.1. of this Charter;

10) redemption of shares, bonds and other securities placed by Company in cases stipulated by the Federal Law "On Joint-Stock Companies";

11) disposal (sale) of shares in the Company acquired or redeemed from Company shareholders

and held by the Company as treasury shares, as well as in other cases stipulated by the Federal Law "On Joint-Stock Companies" ;

12) election of the General Director of the Company and early termination of his authorities, including taking decision on early termination of the employment contract with him;

13) determining quantitative composition of the Administrative Board of the Company, election of the members of the Administrative Board of the Company, determination of their remunerations and compensations, early termination of their authorities, including taking decision on early termination of the employment contracts with them;

14) giving recommendations to the General Meeting of shareholders of the Company on the amount of remunerations and compensations to be paid to the members of the Audit Committee of the Company and determining the amount of the Auditor's remuneration;

15) giving recommendations on amount of dividend on shares and the procedure of its payment;

16) approval of the Company by-laws regulating the procedure of formation and use of the Company funds;

17) decision making on application of the Company funds; approval of estimates of application of special-purpose funds and consideration of reports of application of special-purpose funds;

18) approval of the Company by-laws except for by-laws whose approval is referred to the competence of the General Meeting of shareholders, as well as other by-laws whose approval is referred to the competence of executive bodies of the Company;

19) approval of the business plan (restated business plan), quarterly approval of reports on its implementation, as well as approval (adjustment) of target cash flows values of the Company;

20) establishing branches and opening of representative offices of the Company, their liquidation, including Company Charter amendment due to establishment of branches, opening of representative offices of the Company (in particular, change of details of the names and places of businesss of Company branches and representative offices) and their liquidation;

21) taking decisions on Company participation in other entities (on joining an existing entity or establishing a new entity, including coordination of the constituent instruments), as well as (subject to provisions of subparagraph 22 of item 15.1. of Article 15 of this Charter), on acquisition, disposal and encumbrance of shares and stakes in the authorised capitals of companies in which the Company has an interest, change of the amount of shareholding in the authorised capital of such companies, and termination of participation of the Company in such companies;

22) taking decisions on making by Company of one or several interconnected transactions on disposal, pledging or other encumbrance of shares and stakes of other organisations not engaged in production, transfer, dispatching, distribution and sale of electric and heat power, repair and service activity if the market value of shares or stakes concerned determined according to the conclusion of an independent appraiser exceeds 30 million roubles, as well as in other cases (amounts) determined by separate resolutions of the Board of Directors of the Company;

23) stating credit policy of the Company regarding extension by the Company of loans, conclusion of credit and loan agreements, issue of guarantees, incurrence of liabilities ensuing from bills (issuing promissory notes and bills of exchange), pledging Company assets and taking decisions on making by the Company of the above transactions in cases stipulated by the credit policy of the Company, as well as in cases when the method of taking decisions on them is not specified by the Company credit policy; making decisions according to the procedure established by the credit policy of the Company on bringing the debt position of the Company in conformity with the limits established by the credit policy of the Company;

24) approval of large transactions in cases stipulated by Chapter X of the Federal Law "On Joint-Stock Companies" ;

25) approval of transactions stipulated by Chapter XI of the Federal Law "On Joint-Stock Companies" ;

26) election of the Chairman of the Board of Directors of the Company and early termination of his authorities;

27) election of the Vice-Chairman of the Board of Directors of the Company and early termination of his authorities;

28) election of the Secretary of the Board of Directors of the Company and early termination of his authorities;

29) preliminary approval of resolutions on conclusion by Company of the following transactions,

(in cases (amounts) determined by separate resolutions of the Board of Directors of the Company, as well as if such cases (amounts) are not specified by the Board of Directors of the Company):

a) transactions involving free cession of the Company assets or proprietary interests (choses in action) of the Company or a third person;

b) transactions involving discharging of material liability to the Company or a third person;

c) transactions involving free rendering by Company of services (carrying out of works) for the benefit of third persons;

30) making decisions on suspension of authorities of the managing organisation (managing director);

31) making decisions on appointment of an Acting General Director of the Company, as well as bringing him to disciplinary responsibility;

32) bringing the General Director and the members of the Administrative Board of the Company to disciplinary responsibility and their incentive compensation according to the labour legislation of the Russian Federation;

33) consideration of reports of the General Director on Company's activity (and specifically, on performance by him of his functions), on implementation of resolutions of the General Meeting of shareholders and the Board of Directors of the Company;

34) approval of the procedure of interaction of the Company with entities in which the Company has an interest;

35) determining position of the Company (Company's representatives) on the following items of agenda of general meetings of shareholders (members) and meetings of the boards of directors of subsidiary and associated companies, including the instructions as to either vote or not on agenda items, vote positive, negative or abstain from voting on draft resolutions:

a) determining the agenda of the General Meeting of shareholders (members) of subsidiary and associated companies;

b) reorganisation of subsidiary and associated companies;

c) liquidation of subsidiary and associated companies;

d) determining quantitative composition of Boards of Directors of subsidiary and associated companies, putting forward and election of their members and early termination of their authorities;

e) determining number, par value, class (type) of declared shares of subsidiary and associated companies and rights attached to these shares;

f) increase of the authorised capital of subsidiary and associated companies by increasing par value of shares or by placing additional shares;

g) placement of securities of subsidiary and associated companies convertible into common shares;

h) splitting and consolidation of shares of subsidiary and associated companies;

i) approval of large transactions envisaged by subsidiary and associated companies;

j) participation of in other entities (joining an existing entity or establishing a new entity) as well as on acquisition, disposal and encumbrance of shares and stakes in the authorised capitals of companies in which such subsidiary or associated company has an interest, and change of the amount of shareholding in the authorised capital of such companies;

k) making transactions by subsidiary and associated companies (including several interconnected transactions) with property constituting permanent assets, intangible assets, construction in progress, intended for production, transfer, dispatching, distribution of electric and heat power, the Company participates in cases (amounts) determined by the procedure of interaction of the Company with entities in which it has an interest approved the Board of Directors of the Company;

l) amending and supplementing constituent instruments of subsidiary and associated companies;

m) determining the procedure of payment of remunerations to members of the Board of Directors and Audit Committee of subsidiary and associated companies;

36) determining position of the Company (Company's representatives) on the following items of agenda of general meetings of shareholders (members) and meetings of the boards of directors of subsidiary and associated companies involved in production, transfer, dispatching, distribution and sale of electric and heat power, including the instructions as to either vote or not on agenda items, vote positive, negative or abstain from voting on draft resolutions (besides items specified in para-

graph 35 of clause 15.1. of Article 15 of this Charter):

a) approval of the business plan (restated business plan) and the report on its implementation, including approval (adjustment) of the investment program and the report on its fulfillment as well as approval (adjustment) of target cash flows values of subsidiary and associated companies or approval (adjustment) of cash flow statements of subsidiary and associated companies;

b) approval of target values (adjusted values) of key efficiency indices of subsidiary and associated companies and reports on their fulfillment;

c) approval of distribution profit or loss based on results of the fiscal year;

d) recommendations to General Meeting of shareholders on amount of dividend on shares and on procedure of its disbursement;

e) payment (declaration) of dividend based on results of the first quarter, six months, nine months of the fiscal year, as well as based on results of the fiscal year;

f) election of the Chairman of the Board of Directors of a subsidiary and associated company and early termination of his authorities;

g) election of the General Director of a subsidiary and associated company and early termination of his authorities;

h) determining terms and conditions of the employment contract with the General Director of a subsidiary or associated company or appointing a person authorised by the Board of Directors of a subsidiary or associated company to determine terms and conditions of the employment contract with the General Director of a subsidiary or associated company and to sign the employment contract with him;

i) determining terms and conditions of the contract with a managing organisation (managing director) of a subsidiary or associated company, including determining the amount of remuneration of of the managing organisation (managing director), or appointing a person authorised by the Board of Directors of a subsidiary or associated company to determine terms and conditions of the contract with the managing organisation (managing director);

j) determining basic principles of insurance coverage of subsidiary and associated companies, including approval of Regulations on insurance coverage of subsidiary and associated companies, approval of the Program of insurance coverage of subsidiary and associated companies and amendment of the same, approval of insurers of subsidiary and associated companies (approval of results of selection of insurers of subsidiary and associated companies), approval of the insurace broker entrusted to choose insurers of subsidiary and associated companies, as well as consideration of the report of the sole executive body of subsidiary and associated companies on ensuring insurance coverage;

37) determining position of the Company (Company's representatives) on the following items of agenda of meetings of the boards of directors of subsidiary and associated companies (including the instructions as to either vote or not on agenda items, vote positive, negative or abstain from voting on draft resolutions):

a) determining position of representatives of subsidiary and associated companies with respect to agendas of general meetings of shareholders (members) and meetings of boards of directors of subsidiary and associated companies of such subsidiary and associated companies concerning execution (approval) of transactions (including several interconnected transactions) involving alienation or possibility of alienation of property constituting permanent assets, intangible assets, construction in progress intended for production, transfer, dispatching, and distribution of electric and heat power in cases (amounts) determined by the procedure of interaction of the Company with entities in which the Company has an interest, approved the Board of Directors of the Company;

b) determining position of representatives of subsidiary and associated companies with respect to agendas of general meetings of shareholders (members) and meetings of boards of directors of subsidiary and associated companies of such subsidiary and associated companies engaged in production, transfer, dispatchin, distribution, and sale of electric and heat power concerning reorganisation, liquidation, increase of the authorised capital of such companies by increasing the par value of shares or by placing additional shares, as well as placement of securities convertible in common shares;

38) preliminary approval of resolutions on making by the Company of:

a) transactions involving non-current assets of the Company to the amount exceeding 10 (Ten) per-

cent of the book value of these assets of the Company as of the date of making decision on conclusion of such transaction;

b) transactions (including several interconnected transactions) involving property, works and services whose cost amounts to 10 to 25 percent of the book value of the Company assets as of date of taking decision on conclusion of such transaction;

c) transactions (including several interconnected transactions) involving property constituting permanent assets, intangible assets, construction in progress intended for production, transfer, dispatching, distribution of electric and heat power in cases (amounts) determined by dedicated resolutions of the Board of Directors of the Company, as well as approval of the abovementioned transactions if such cases (amounts) are not specified by the Board of Directors of the Company;

39) preliminary approval of resolutions on conclusion by the Company of transactions (including several interconnected transactions) involving alienation or possibility of alienation of property constituting permanent assets, intangible assets, construction in progress not intended for production, transfer, dispatching, and distribution of electric and heat power in cases (amounts) determined by dedicated resolutions of the Board of Directors of the Company;

40) taking decision on putting forward by Company of candidates for the position of the sole executive body, in other management and control bodies, as well as nominee auditors of companies in which the Company has an interest;

41) determining basic principles of insurance coverage of the Company including approval of the Insurer of the Company;

42) creation of committees of the Board of Directors of the Company, election of members of committees and early termination of their authorities, election and early termination of authorities of chairmen of committees of the Board of Directors of the Company, as well as approval of Regulations on committees of the Board of Directors of the Company;

43) approval of a nominee independent appraiser (appraisers) for determining value of shares, property and other assets of the Company in cases stipulated by the Federal Law "On Joint-Stock Companies", this Charter, as well as dedicated resolutions of the Board of Directors of the Company;

44) approval of the organisational structure of the executive apparatus of the Company and amendment of the same;

45) coordination of nominees for specific positions of the executive apparatus the Companies determined by the Board of Directors of the Company;

46) preliminary approval of the collective agreement, agreements concluded by the Company within the framework of regulation of labor relations;

47) approval of a nominee financial adviser engaged according to the Federal Law "On Stock Market", as well as nominees bookrunners and consultants on transactions directly related to raising of funds in the form of public borrowings;

48) approval of the Registrar of the Company and terms and conditions of a contract with him, as well as cancellation of such contract;

49) preliminary approval of transactions which can entail liabilities denominated in foreign exchange (or liabilities whose amount is related to a foreign exchange) in cases and amounts determined by dedicated resolutions of the Board of Directors of the Company, as well as if such cases (amounts) are not specified by the Board of Directors of the Company;

50) determining the purchasing policy of the Company including approval of the Regulations on procedure for carrying out regulated purchases of products, works, services, approval of the chief and members of the Central procurement body of the Company, as well as approval of the annual comprehensive procurement programme and taking other decisions according to the documents approved by the Company and regulating procurement activity of the Company;

51) determining housing policy of the Company in terms of provision of corporate support to the company employees for improvement of their housing conditions in the form of subsidies, reimbursement of expenses, interest-free loans, and decision making on provision by the Company of such support in cases when the procedure of its provision is not specified by the Company housing policy;

52) decision making on recommendation of the General Director of the Company as a nominee for state awards;

53) approval of target values (adjusted values) of key efficiency indices of the Company and reports on their fulfillment;

54) other matters referred to the competence of the Board of Directors by the Federal Law "On Joint-Stock Companies" and this Charter.

15.2. Decision-making powers on matters referred to the competence of the Board of Directors cannot be delegated to the General Director and the Administrative Board of the Company.

The day-to-day activity of the Company is managed by the sole executive body – General Director and the collective executive body – Administrative Board of the Company.

The following matters refer to the competence of the Administrative Board of the Company (item 21.2. of Article 21 of the Company Charter):

1) development and submission to consideration of the Board of Directors of long-term plans of mainstream activities of the Company;

2) preparation of the business plan (restated business plan) and the report on results of its fulfillment, as well as approval (adjustment) of of the Company cash flows;

3) preparation of report on financial and economic activity of the Company, on implementation by the Administrative Board of resolutions of the General Meeting of shareholders and the Board of Directors of the Company;

4) taking decision on conclusion of transactions involving property, works and services whose cost amounts to 1 to 10 percent of the book value of the Company assets as of the dateof taking decision on conclusion of such transaction (subject to subitem 38 of item 15.1 of this Charter);

5) approval of plans and provisions on instruction and improvement of professional skills of the Company employees;

6) establishing social benefits and guaranties to the Company employees;

7) taking decisions on issues referred to the competence of supreme management bodies of companies, 100 (One hundred) percent of the authorised capital or all voting shares of which belong to the Company (subject to subitems 35, 36 of item 15.1. of this Charter);

8) consideration of reports of Deputies of the General Director of the Company, chiefs of structural divisions of the Company on results of fulfillment of approved plans, programs, directions, as well as consideration of reports, documents and other information on activity of the Company and its subsidiary and associated companies;

9) handling other issues of the day-to-day management of the Company activity according to resolutions of the General Meeting of shareholders, the Board of Directors of the Company, as well as issues submitted for consideration of the Administrative Board by the General Director of the Company.

The scope of competence of the General Director of the Company includes all matters of the day-to-day operation of the Company except for matters referred to the exclusive competence of the General Meeting of shareholders, the Board of Directors or the Administrative Board of the Company.

The General Director of the Company shall act on behalf of the Company without the need of any power of attorney. In particular, he shall, subject to restrictions stipulated by the current legislation, this Charter and resolutions of the Board of Directors of the Company:

1) ensure fulfillment of plans of the Company's activity with the purpose of reaching it goals;

2) arrange for book-keeping and accounting in the Company;

3) dispose of the Company property, make transactions on behalf of the Company, issue powers of attorney, open settlement and other accounts of the Company with banks, other credit institutions (as well as in cases sipulated by law – in organisations being professional participants of the stock market);

4) issue orders, approve (adopt) instructions, local regulatory documents and other by-laws of the Company within its terms of reference, as well as give instructions binding upon all the employees of the Company;

5) approve Regulations on branches and representative offices of the Company;

6) approve the staffing table and official rates of pay of of the Company employees according to the organisational structure of the executive apparatus of the Company;

7) exercise with respect to the Company employees the rights and responsibilities of the employer stipulated by the labour legislation;

8) assume the functions of the Chairman of the Administrative Board of the Company;

9) distribute responsibilities among deputies of the General Director;

10) submit to consideration of the Board of Directors reports on financial and economic activity of subsidiary and associated companies shares (stakes) of which are held by the Company, as well as information on other organisations in which the Company has an interest;

11) within 45 (Forty five) days before the date of the annual General Meeting of shareholders of the Company, submit to consideration to the Board of Directors of the Company the annual report, the balance sheet, the profit and loss statement of the Company, as well as distribution of Company's profit or loss;

12) handle other matters of the day-to-day operation of the Company except for matters referred to the competence of the General Meeting of shareholders, the Board of Directors and the Administrative Board of the Company.

5.2. Details of members of management bodies of the Issuer

The Board of Directors:

Surname, name, patronymic	***BOLSHAKOV Andrey Nikolaevich - member of the Board of Directors.***
Year of birth	***1955***
Outline of qualifications	***Higher education, in 1981 graduated from The N.Bauman Moscow Higher Technical School (currently – The N.Bauman Moscow State Technical University), specialisation: electromechanics engineer; 1998 to 1999 – studies in the Academy of National Economy under the Government of the Russian Federation – economics, finance, management (advanced training); 2001 to 2003 - studies in the Russian Academy for Foreign Trade – economist (the second higher education).***
All positions held in OAO Kuzbassenergo and other organisations for the last 5 years and currently in chronological order, including joint appointments	Positions held for the last 5 years: Period: ***1998-2002*** Organisation: ***Ministry for Atomic Energy of the Russian Federation.*** Position: ***Consultant.*** Period: ***2002 – 2005*** Organisation: ***MDM Group, Open Joint-Stock Company Siberian Coal Energy Company.*** Position: ***Deputy Chief Department.*** Period: ***2005 – 2006*** Organisation: ***Limited Liability Company Profresurs.*** Position: ***Head of Power Generation Department.*** Period: ***2005 – to date*** Organisation: ***Open Joint-Stock Company Siberian Coal Energy Company.*** Position: ***Expert on fuel and energy complex.*** Period: ***2006 – to date*** Organisation: ***Limited Liability Company KOIM-TEK.***

	Position: ***Director for fuel and energy complex projects.***
Person's share in the authorised capital of the Issuer.	***None***
Share of common stock in the Issuer held by the person.	***None***
Number of shares of each class (type) which may be acquired by the person through exercising of rights on the Issuer's options held by him/her.	***None***
Person's share in the authorised (share) capital (unit fund) of subsidiary and associated companies of the Issuer.	***None***
Share of common stock of subsidiary or associated companies of the Issuer held by the person (for subsidiary and associated companies which are joint-stock companies).	***None***
Number of each class (type) of shares of subsidiary or associated companies of the Issuer which may be acquired by the person exercising of rights on options of subsidiary or associated companies of the Issuer held by him/her.	***None***
Character of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer.	***The person has no family relations with other persons who are members of management bodies of OAO Kuzbassenergo and/or bodies supervising financial and economic activities of OAO Kuzbassenergo.***
Details of bringing of the person to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state.	***The person has never been brought to any such responsibility***
Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations.	***The person has never held any such positions***

Surname, name, patronymic	***DUNIN Oleg Valentinovich – member of the Board of Directors.***
Year of birth	***1965***
Outline of qualifications	***Higher education, in 1988 graduated from Mos-***

	cow Engineering Physics Institute, specialisation: engineer-physicist; in 1999 - from Moscow Institute of Economics and Statistics, specialisation: economist.
All positions held in OAO Kuzbassenergo and other organisations for the last 5 years and currently in chronological order, including joint appointments	Positions held for the last 5 years: Period: ***2000 – 2004*** Organisation: ***Open Joint-Stock Company Srednevolzhskaya Inter-Regional Power Management Company.*** Position: ***Head of Department.*** Period: ***2004 – to date*** Organisation: ***Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia.*** Position: ***Chief of Business Unit No. 2 Projects Implementation Support Department.***
Person's share in the authorised capital of the Issuer.	***None***
Share of common stock in the Issuer held by the person.	***None***
Number of shares of each class (type) which may be acquired by the person through exercising of rights on the Issuer's options held by him/her.	***None***
Person's share in the authorised (share) capital (unit fund) of subsidiary and associated companies of the Issuer.	***None***
Share of common stock of subsidiary or associated companies of the Issuer held by the person (for subsidiary and associated companies which are joint-stock companies).	***None***
Number of each class (type) of shares of subsidiary or associated companies of the Issuer which may be acquired by the person exercising of rights on options of subsidiary or associated companies of the Issuer held by him/her.	***None***
Character of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer.	***The person has no family relations with other persons who are members of management bodies of OAO Kuzbassenergo and/or bodies supervising financial and economic activities of OAO Kuzbassenergo.***
Details of bringing of the person to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state.	***The person has never been brought to any such responsibility***
Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations.	***The person has never held any such positions***

Surname, name, patronymic	***EVSEENKOVA Elena Vladimirovna - member of the Board of Directors.***
Year of birth	***1980***
Outline of qualifications	***Higher education, in 2001 graduated from College of the Ministry of Foreign Affairs of the Russian Federation; in 2002 – from the State University of Management.***
All positions held in OAO Kuzbassenergo and other organisations for the last 5 years and currently in chronological order, including joint appointments	Positions held for the last 5 years: Period: ***2002 – to date*** Organisation: ***Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia.*** Position: ***Specialist, I category; Chief specialist; Chief of Economic Planning and Financial Control Department; Deputy Chief of Economic Planning and Financial Control Department of Business Unit No. 2.*** Is a member of the Board of Directors of the following companies: ***- OAO WGC-4;*** ***- OAO Omskaya Electrical Power Generation Company;*** ***- OAO WGC-2.*** Is a member of the Audit Committee ***of OAO TGC-11.***
Person's share in the authorised capital of the Issuer.	***None***
Share of common stock in the Issuer held by the person.	***None***
Number of shares of each class (type) which may be acquired by the person through exercising of rights on the Issuer's options held by him/her.	***None***
Person's share in the authorised (share) capital (unit fund) of subsidiary and associated companies of the Issuer.	***None***
Share of common stock of subsidiary or associated companies of the Issuer held by the person (for subsidiary and associated companies which are joint-stock companies).	***None***
Number of each class (type) of shares of subsidiary or associated companies of the Issuer which may be acquired by the person exercising of rights on options of subsidiary or associated companies of the Issuer held by him/her.	***None***
Character of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer.	***The person has no family relations with other persons who are members of management bodies of OAO Kuzbassenergo and/or bodies supervising financial and economic activities of OAO Kuzbassenergo.***
Details of bringing of the person to administrative responsibility for offences in the fields of	***The person has never been brought to any such responsibility***

finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state.	
Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations.	***The person has never held any such positions***

Surname, name, patronymic	***KOCHETKOVA Tatyana Vladimirovna – the member of the Board of Directors.***
Year of birth	***1978***
Outline of qualifications	***Higher education, in 2000 graduated from the Moscow Law University, specializing in jurisprudence; in 2003 completed postgraduate education in the Moscow Law University, Ph.D., Economics***
All positions held in OAO Kuzbassenergo and other organisations for the last 5 years and currently in chronological order, including joint appointments	Positions held for the last 5 years: Period: ***2000-2003*** Organisation: ***Moscow Law University***. Position: ***Post-graduate student.*** Period: ***2003-2005*** Organisation: ***Moscow Law University***. Position: ***Lecturer.*** Period: ***2003 – 2005*** Organisation: ***Modern Humanitarian University.*** Position: ***Lecturer.*** Period: ***2005 - to date.*** Organisation: ***Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia.*** Position: ***Chief of Section of Competitive Wholesale Market of the Restructuring Control Centre Market Department.***
Person's share in the authorised capital of the Issuer.	***None***
Share of common stock in the Issuer held by the person.	***None***
Number of shares of each class (type) which may be acquired by the person through exercising of rights on the Issuer's options held by him/her.	***None***
Person's share in the authorised (share) capital (unit fund) of subsidiary and associated companies of the Issuer.	***None***
Share of common stock of subsidiary or associated companies of the Issuer held by the person (for subsidiary and associated companies which are joint-stock companies).	***None***

Number of each class (type) of shares of subsidiary or associated companies of the Issuer which may be acquired by the person exercising of rights on options of subsidiary or associated companies of the Issuer held by him/her.	***None***
Character of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer.	***The person has no family relations with other persons who are members of management bodies of OAO Kuzbassenergo and/or bodies supervising financial and economic activities of OAO Kuzbassenergo.***
Details of bringing of the person to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state.	***The person has never been brought to any such responsibility***
Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations.	***The person has never held any such positions***

Surname, name, patronymic	***LISYANSKIY Mikhail Eduardovich - the Chairman of the Board of Directors.***
Year of birth	***1968***
Outline of qualifications	***Higher education, in 1996 graduated from Ufa Petroleum Institute, civil engineer; in 2002 from the Samara State Aerospace University, economist - manager.***
All positions held in OAO Kuzbassenergo and other organisations for the last 5 years and currently in chronological order, including joint appointments	Positions held for the last 5 years: Period: ***09.2003 – 05.2004*** Organisation: ***Open Joint-Stock Company Srednevolzhskaya Inter-Regional Power Management Company.*** Position: ***Deputy Technical Director, Repairs.*** Period: ***05.2004 – 01.2006*** Organisation: ***Open Joint-Stock Company Srednevolzhskaya Inter-Regional Power Management Company.*** Position: ***Director, Management of Service Subsidiary and Associated Companies.*** Period: ***01.2006 - to date*** Organisation: ***Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia.*** Position: ***Deputy Managing Director (Business Unit No. 2).***
Person's share in the authorised capital of the Issuer.	***None***

Share of common stock in the Issuer held by the person.	***None***
Number of shares of each class (type) which may be acquired by the person through exercising of rights on the Issuer's options held by him/her.	***None***
Person's share in the authorised (share) capital (unit fund) of subsidiary and associated companies of the Issuer.	***None***
Share of common stock of subsidiary or associated companies of the Issuer held by the person (for subsidiary and associated companies which are joint-stock companies).	***None***
Number of each class (type) of shares of subsidiary or associated companies of the Issuer which may be acquired by the person exercising of rights on options of subsidiary or associated companies of the Issuer held by him/her.	***None***
Character of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer.	***The person has no family relations with other persons who are members of management bodies of OAO Kuzbassenergo and/or bodies supervising financial and economic activities of OAO Kuzbassenergo.***
Details of bringing of the person to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state.	***The person has never been brought to any such responsibility***
Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations.	***The person has never held any such positions***

Surname, name, patronymic	***MAZIKIN Valentin Petrovich - member of the Board of Directors.***
Year of birth	***1945***
Outline of qualifications	***Higher education, in 1970 graduated from Kuzbass Polytechnical Institute, specialisation: process engineering and comprehensive mechanization of underground mining of mineral deposits, Dr.Sci.Tech., professor, full member of Academy of Mining Science, Russian Academy of Natural Science.***

All positions held in OAO Kuzbassenergo and other organisations for the last 5 years and currently in chronological order, including joint appointments	Positions held for the last 5 years: Period: ***1998 – to date*** Organisation: ***Administration of Kemerovo region.*** Position: ***Deputy Governor of Kemerovo region, Coal Industry;*** ***First Deputy Governor of Kemerovo region, Fuel and Energy Complex; First Deputy Governor of Kemerovo region.***
Person's share in the authorised capital of the Issuer.	***None***
Share of common stock in the Issuer held by the person.	***None***
Number of shares of each class (type) which may be acquired by the person through exercising of rights on the Issuer's options held by him/her.	***None***
Person's share in the authorised (share) capital (unit fund) of subsidiary and associated companies of the Issuer.	***None***
Share of common stock of subsidiary or associated companies of the Issuer held by the person (for subsidiary and associated companies which are joint-stock companies).	***None***
Number of each class (type) of shares of subsidiary or associated companies of the Issuer which may be acquired by the person exercising of rights on options of subsidiary or associated companies of the Issuer held by him/her.	***None***
Character of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer.	***The person has no family relations with other persons who are members of management bodies of OAO Kuzbassenergo and/or bodies supervising financial and economic activities of OAO Kuzbassenergo.***
Details of bringing of the person to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state.	***The person has never been brought to any such responsibility***
Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations.	***The person has never held any such positions***

Surname, name, patronymic	***MIKHAILOV Sergey Nikolaevich - member of the Board of Directors.***
Year of birth	***1959***
Outline of qualifications	***Higher education, in 1981 graduated from Novosibirsk Electrotechnical Institute, speciality: "Dy-***

	namics and strength of machines"; in 1994 – from Novosibirsk Institute of National Economy speciality: "Finance, credit and money circulation", Ph.D., Economics
All positions held in OAO Kuzbassenergo and other organisations for the last 5 years and currently in chronological order, including joint appointments	Positions held for the last 5 years: Period: ***2000 – to date*** Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.*** Position: ***General Director.*** Period: ***2006 – to date*** Organisation: ***Open Joint-Stock Company Kuzbass Power Sales Company.*** Position: ***General Director.***
Person's share in the authorised capital of the Issuer.	***None***
Share of common stock in the Issuer held by the person.	***None***
Number of shares of each class (type) which may be acquired by the person through exercising of rights on the Issuer's options held by him/her.	***None***
Person's share in the authorised (share) capital (unit fund) of subsidiary and associated companies of the Issuer.	***None***
Share of common stock of subsidiary or associated companies of the Issuer held by the person (for subsidiary and associated companies which are joint-stock companies).	***None***
Number of each class (type) of shares of subsidiary or associated companies of the Issuer which may be acquired by the person exercising of rights on options of subsidiary or associated companies of the Issuer held by him/her.	***None***
Character of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer.	***The person has no family relations with other persons who are members of management bodies of OAO Kuzbassenergo and/or bodies supervising financial and economic activities of OAO Kuzbassenergo.***
Details of bringing of the person to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state.	***The person has never been brought to any such responsibility***
Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations.	***The person has never held any such positions***

Surname, name, patronymic	***PLATONOV Vladimir Yurievich - member of the***

	Board of Directors.
Year of birth	***1959***
Outline of qualifications	***Higher education***
All positions held in OAO Kuzbassenergo and other organisations for the last 5 years and currently in chronological order, including joint appointments	Positions held for the last 5 years: Period: ***1998 – 2004*** Organisation: ***Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia.*** Position: ***Vice-Chairman of the Management Board Chief of Economic Safety and Security Department.*** Period: ***2004 – to date*** Organisation: ***Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia.*** Position: ***member of the Management Board.***
Person's share in the authorised capital of the Issuer.	***None***
Share of common stock in the Issuer held by the person.	***None***
Number of shares of each class (type) which may be acquired by the person through exercising of rights on the Issuer's options held by him/her.	***None***
Person's share in the authorised (share) capital (unit fund) of subsidiary and associated companies of the Issuer.	***None***
Share of common stock of subsidiary or associated companies of the Issuer held by the person (for subsidiary and associated companies which are joint-stock companies).	***None***
Number of each class (type) of shares of subsidiary or associated companies of the Issuer which may be acquired by the person exercising of rights on options of subsidiary or associated companies of the Issuer held by him/her.	***None***
Character of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer.	***The person has no family relations with other persons who are members of management bodies of OAO Kuzbassenergo and/or bodies supervising financial and economic activities of OAO Kuzbassenergo.***
Details of bringing of the person to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state.	***The person has never been brought to any such responsibility***
Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated	***The person has never held any such positions***

against such organisations.	

Surname, name, patronymic	***RASHEVSKY Vladimir Valerievich – member of the Board of Directors.***
Year of birth	*1973*
Outline of qualifications	***Higher education, in 1995 graduated from the Financial Academy under the Government of the Russian Federation, speciality: "World economics", in 1999 completed postgraduate studies in Financial Academy under the Government of the Russian Federation, Ph.D., Economics***
All positions held in OAO Kuzbassenergo and other organisations for the last 5 years and currently in chronological order, including joint appointments	Positions held for the last 5 years: Period: ***30.05.2000 – 17.05.2004*** Organisation: ***Joint-Stock Business Bank MDM Bank.*** Position: ***Chief of the Investment Department, Vice-Chairman of the Management Board, Chairman of the Management Board of the Bank.*** Period: ***26.04.2004 – 17.05.2004*** Organisation: ***Closed Joint-Stock Company Siberian Coal Energy Company.*** Position: ***General Director (joint appointment).*** Period: ***18.05.2004 – 30.11.2004.*** Organisation: ***Siberian Coal Energy Company Holding Company, Closed Joint-Stock Company.*** Position: ***General Director, on 07.07.2004 the post was renamed –General Director (President).*** Period: ***30.06.2004 – 30.11.2004.*** Organisation: ***Open Joint-Stock Company Siberian Coal Energy Company.*** Position: ***President (joint appointment).*** Period: ***30.11.2004 – 22.12.2004.*** Organisation: ***Open Joint-Stock Company Siberian Coal Energy Company.*** Position: ***President.*** Period: ***23.12.2004 – to date.*** Organisation: ***Open Joint-Stock Company Siberian Coal Energy Company.*** Position: ***General Director.*** Period: ***to date.*** Organisation: ***Open Joint-Stock Company Siberian Coal Energy Company.*** Position: ***Chairman of the Management Board.*** Positions held in management bodies of other legal entities (2007-2008 corporate year): ***Member of the Board of Directors of RAO UES of Russia; Member of the Board of Directors of OAO FGC UES.***
Person's share in the authorised capital of the Issuer.	*None*
Share of common stock in the Issuer held by the	*None*

person.	
Number of shares of each class (type) which may be acquired by the person through exercising of rights on the Issuer's options held by him/her.	***None***
Person's share in the authorised (share) capital (unit fund) of subsidiary and associated companies of the Issuer.	***None***
Share of common stock of subsidiary or associated companies of the Issuer held by the person (for subsidiary and associated companies which are joint-stock companies).	***None***
Number of each class (type) of shares of subsidiary or associated companies of the Issuer which may be acquired by the person exercising of rights on options of subsidiary or associated companies of the Issuer held by him/her.	***None***
Character of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer.	***The person has no family relations with other persons who are members of management bodies of OAO Kuzbassenergo and/or bodies supervising financial and economic activities of OAO Kuzbassenergo.***
Details of bringing of the person to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state.	***The person has never been brought to any such responsibility***
Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations.	***The person has never held any such positions***

Surname, name, patronymic	***SOROKIN Igor Yurievich –Vice-Chairman of the Board of Directors.***
Year of birth	***1974***
Outline of qualifications	***Higher education***
All positions held in OAO Kuzbassenergo and other organisations for the last 5 years and currently in chronological order, including joint appointments	Positions held for the last 5 years: Period: ***2001-2003*** Organisation: ***Open Joint-Stock Company ROKOLOR.*** Position: ***Financial Director.*** Period: ***2003-2004*** Organisation: ***Closed Joint-Stock Company MDM Group (renamed into ZAO SUEK, then into ZAO HC SUEK).*** Position: ***Chief Specialist.*** Period: ***2004 to date*** Organisation: ***Open Joint-Stock Company Siberian***

	Coal Energy Company. Position: ***Chief Specialist of the Power Assets Management Department.***
Person's share in the authorised capital of the Issuer.	***None***
Share of common stock in the Issuer held by the person.	***None***
Number of shares of each class (type) which may be acquired by the person through exercising of rights on the Issuer's options held by him/her.	***None***
Person's share in the authorised (share) capital (unit fund) of subsidiary and associated companies of the Issuer.	***None***
Share of common stock of subsidiary or associated companies of the Issuer held by the person (for subsidiary and associated companies which are joint-stock companies).	***None***
Number of each class (type) of shares of subsidiary or associated companies of the Issuer which may be acquired by the person exercising of rights on options of subsidiary or associated companies of the Issuer held by him/her.	***None***
Character of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer.	***The person has no family relations with other persons who are members of management bodies of OAO Kuzbassenergo and/or bodies supervising financial and economic activities of OAO Kuzbassenergo.***
Details of bringing of the person to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state.	***The person has never been brought to any such responsibility***
Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations.	***According to the determination of the Arbitration Court of Kemerovo region of 02.08.2006 insolvency (bankruptcy) proceedings were initiated against Open Joint-Stock Company Kuzbassenergoservis, city of Kemerovo. Pursuant to the award of the Arbitration Court of Kemerovo region of February 21st, 2007 Open Joint-Stock Company Kuzbassenergoservis was declared insolvent (bankrupt) and receivership proceedings were commenced for a period of 12 months.***

Surname, name, patronymic	***SHATSKY Pavel Olegovich – member of the Board of Directors.***

Year of birth	*1972*
Outline of qualifications	***Higher education, in 1996 graduated from the Russian New University as bachelor of jurisprudence, in 1997 – from the Russian State Agrarian University by Correspondence, speciality: manager, in 2002 – from the State University of Management, speciality: lawyer.***
All positions held in OAO Kuzbassenergo and other organisations for the last 5 years and currently in chronological order, including joint appointments	Positions held for the last 5 years: Period: ***03.2000 08.2005*** Organisation: ***OAO RUSAL, OAO RUSAL – UK.*** Position: ***Chief of the Legal Department– till 2002; Chief of the Rate Policy Department – till 2004; Acting Director, then (since 03.2004) - Director of the Power Department.*** Period: ***09.2005 - to date.*** Organisation: ***Open Joint-Stock Company Siberian Coal Energy Company.*** Position: ***Director of the Power Sector Strategy Department, Deputy Director for Power Industry, Merges and Acquisitions.***
Person's share in the authorised capital of the Issuer.	***None***
Share of common stock in the Issuer held by the person.	***None***
Number of shares of each class (type) which may be acquired by the person through exercising of rights on the Issuer's options held by him/her.	***None***
Person's share in the authorised (share) capital (unit fund) of subsidiary and associated companies of the Issuer.	***None***
Share of common stock of subsidiary or associated companies of the Issuer held by the person (for subsidiary and associated companies which are joint-stock companies).	***None***
Number of each class (type) of shares of subsidiary or associated companies of the Issuer which may be acquired by the person exercising of rights on options of subsidiary or associated companies of the Issuer held by him/her.	***None***
Character of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer.	***The person has no family relations with other persons who are members of management bodies of OAO Kuzbassenergo and/or bodies supervising financial and economic activities of OAO Kuzbassenergo.***
Details of bringing of the person to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state.	***The person has never been brought to any such responsibility***
Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was	***The person has never held any such positions***

brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations.	

Positions currently held in management bodies of other legal entities

Time of assumption of office	Company name, mailing address	Position
21.06.2007	**OAO Far Eastern Generation Company** 680000, Khabarovsk, Frunze street, 49	Member of the Board of Directors
18.05.2007	**OAO Kuzbass Power Sales Company** 650036, Kemerovo, Lenin avenue, 90/4	Member of the Board of Directors
15.06.2007	**OAO Prokopievskenergo** Russia, Prokopievsk, Energeticheskaya street, 14	Member of the Board of Directors
29.06.2007	**OAO Dalenergosetproekt** Russian Federation, Primorskiy Territory, Vladivostok, Partizanskiy avenue, 26	Member of the Board of Directors
29.06.2007	**OAO Primorskaya Trunk Grid Company** 690600, Primorskiy Territory, Vladivostok, Tigrovaya street, 19	Member of the Board of Directors
04. 06.2007	**OAO Far Eastern Power Company** 680030, Khabarovsk, Slobodskaya street, 12	Member of the Board of Directors
17.05.2007	**OAO Eniseiskaya TGC (TGC-13)** 660 021, Krasnoyarsk region, Krasnoyarsk, Bograda street, 144A	Member of the Board of Directors
14.06.2007	**OAO Kuzbassenergo Trunk Electrical Grids** Russian Federation, Kemerovo, Lenin avenue, 90/4	Member of the Board of Directors
08.06.2007	**OAO Buryatenergosbyt** 670034, Ulan-Ude, 50-letya Oktyabrya avenue, 28	Member of the Board of Directors
04.06.2007	**OAO Chita Power Sales Company** 672010, Chita, Zabaikalskogo rabochego street, 36	Member of the Board of Directors
29.06.2007	**OAO Khabarovsk Energotechnological Company** Russia, 680030, Khabarovsk, Sheronova street, 65.	Member of the Board of Directors
29.06.2007.	**OAO Sakhaenergo** 677018, Republic of Sakha (Yakutia), Yakutsk, proezd Energetikov, 2	Member of the Board of Directors
29.06.2007	**OAO WGC-6** 115162, Russian Federation, Moscow, Mytnaya street, 21	Member of the Board of Directors

Individual and collective management bodies of the Issuer

Surname, name, patronymic	***MIKHAILOV Sergey Nikolaevich – General Director, Chairman of the Administrative Board***
Year of birth	*1959*
Outline of qualifications	***Higher education, in 1981 graduated from Novosibirsk Electrotechnical Institute, speciality: "Dynamics and strength of machines"; in 1994 – from Novosibirsk Institute of National Economy speciality:***

	"Finance, credit and money circulation", Ph.D., Economics
All positions held in OAO Kuzbassenergo and other organisations for the last 5 years and currently in chronological order, including joint appointments	Positions held for the last 5 years: Period: ***2000 – to date*** Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.*** Position: ***General Director.*** Period: ***2006 – to date*** Organisation: ***Open Joint-Stock Company Kuzbass Power Sales Company.*** Position: ***General Director.***
Person's share in the authorised capital of the Issuer.	***None***
Share of common stock in the Issuer held by the person.	***None***
Number of shares of each class (type) which may be acquired by the person through exercising of rights on the Issuer's options held by him/her.	***None***
Person's share in the authorised (share) capital (unit fund) of subsidiary and associated companies of the Issuer.	***None***
Share of common stock of subsidiary or associated companies of the Issuer held by the person (for subsidiary and associated companies which are joint-stock companies).	***None***
Number of each class (type) of shares of subsidiary or associated companies of the Issuer which may be acquired by the person exercising of rights on options of subsidiary or associated companies of the Issuer held by him/her.	***None***
Character of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer.	***The person has no family relations with other persons who are members of management bodies of OAO Kuzbassenergo and/or bodies supervising financial and economic activities of OAO Kuzbassenergo.***
Details of bringing of the person to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state.	***The person has never been brought to any such responsibility***
Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations.	***The person has never held any such positions***

Members of the Administrative Board:

Surname, name, patronymic	***GREBENNIKOV Alexei Antonovich***
Year of birth	***1939***
Outline of qualifications	***Higher education, in 1961 graduated from Altai Polytechnical Institute.***
All positions held in OAO Kuzbassenergo and other organisations for the last 5 years and currently in chronological order, including joint appointments	Positions held for the last 5 years: Period: ***1998 – to date*** Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.*** Position: ***First Deputy General Director; First Deputy General Director on General Issues; Adviser to the General Director on General Issues.***
Person's share in the authorised capital of the Issuer.	***None***
Share of common stock in the Issuer held by the person.	***None***
Number of shares of each class (type) which may be acquired by the person through exercising of rights on the Issuer's options held by him/her.	***None***
Person's share in the authorised (share) capital (unit fund) of subsidiary and associated companies of the Issuer.	***None***
Share of common stock of subsidiary or associated companies of the Issuer held by the person (for subsidiary and associated companies which are joint-stock companies).	***None***
Number of each class (type) of shares of subsidiary or associated companies of the Issuer which may be acquired by the person exercising of rights on options of subsidiary or associated companies of the Issuer held by him/her.	***None***
Character of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer.	***The person has no family relations with other persons who are members of management bodies of OAO Kuzbassenergo and/or bodies supervising financial and economic activities of OAO Kuzbassenergo.***
Details of bringing of the person to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state.	***The person has never been brought to any such responsibility***
Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations.	***The person has never held any such positions***

Surname, name, patronymic	***GRETSINGER Yuri Aleksandrovich***
Year of birth	***1953***
Outline of qualifications	***Higher education, in 1975 graduated from Tomsk***

	Polytechnical Institute, speciality: "Electrical systems and grids", Ph.D, Economics.
All positions held in OAO Kuzbassenergo and other organisations for the last 5 years and currently in chronological order, including joint appointments	Positions held for the last 5 years: Period: ***1998 – to date*** Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.*** Position: ***Deputy General Director, Capital Construction; Deputy General Director, Production/Technical Director.*** Is a member of the Board of Directors of the following legal entities: ***- OAO Kuzbassenergoremont;*** ***- OAO Barnaulteplosetremont.***
Person's share in the authorised capital of the Issuer.	***None***
Share of common stock in the Issuer held by the person.	***None***
Number of shares of each class (type) which may be acquired by the person through exercising of rights on the Issuer's options held by him/her.	***None***
Person's share in the authorised (share) capital (unit fund) of subsidiary and associated companies of the Issuer.	***None***
Share of common stock of subsidiary or associated companies of the Issuer held by the person (for subsidiary and associated companies which are joint-stock companies).	***None***
Number of each class (type) of shares of subsidiary or associated companies of the Issuer which may be acquired by the person exercising of rights on options of subsidiary or associated companies of the Issuer held by him/her.	***None***
Character of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer.	***The person has no family relations with other persons who are members of management bodies of OAO Kuzbassenergo and/or bodies supervising financial and economic activities of OAO Kuzbassenergo.***
Details of bringing of the person to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state.	***The person has never been brought to any such responsibility***
Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations.	***The person has never held any such positions***

Surname, name, patronymic	***EROFEEV Alexander Kupriyanovich***

Year of birth	***1959***
Outline of qualifications	***Higher education, in 1997 graduated from Novosibirsk Electrotechnical Institute; speciality: "Dynamics and strength of machines", in 1981 – from the Siberian Institute of Finance and Banking.***
All positions held in OAO Kuzbassenergo and other organisations for the last 5 years and currently in chronological order, including joint appointments	Positions held for the last 5 years: Period: ***2000 – to date*** Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.*** Position: ***Assistant to the General Director on Receivables - Chief of the Marketing and Investment Planning Department; Deputy General Director, Receivables and Re-Structuring; Deputy General Director, Production Support.***
Person's share in the authorised capital of the Issuer.	***None***
Share of common stock in the Issuer held by the person.	***None***
Number of shares of each class (type) which may be acquired by the person through exercising of rights on the Issuer's options held by him/her.	***None***
Person's share in the authorised (share) capital (unit fund) of subsidiary and associated companies of the Issuer.	***None***
Share of common stock of subsidiary or associated companies of the Issuer held by the person (for subsidiary and associated companies which are joint-stock companies).	***None***
Number of each class (type) of shares of subsidiary or associated companies of the Issuer which may be acquired by the person exercising of rights on options of subsidiary or associated companies of the Issuer held by him/her.	***None***
Character of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer.	***The person has no family relations with other persons who are members of management bodies of OAO Kuzbassenergo and/or bodies supervising financial and economic activities of OAO Kuzbassenergo.***
Details of bringing of the person to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state.	***The person has never been brought to any such responsibility***
Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations.	***According to the determination of the Arbitration Court of Kemerovo region of 02.08.2006 insolvency (bankruptcy) proceedings were initiated against Open Joint-Stock Company Kuzbassenergoservis, city of Kemerovo. Pursuant to the award of the Arbitration Court of Kemerovo region of February 21st, 2007 Open Joint-Stock Company Kuzbassenergoservis was declared insolvent (bankrupt) and receivership proceedings were commenced for a period of 12 months.***

Surname, name, patronymic	***SKOROKHODOV Dmitry Viktorovich***
Year of birth	***1977***
Outline of qualifications	***Higher education, in 1999 graduated from Kemerovo State University, faculty of law.***
All positions held in OAO Kuzbassenergo and other organisations for the last 5 years and currently in chronological order, including joint appointments	Positions held for the last 5 years: Period: ***1998 – to date*** Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.*** Position: ***Assistant to the General Director on Legal Matters, Chief of Legal Department, Deputy General Director on Corporate Governance.*** Is a member of the Board of Directors of the following legal entities: ***- OAO Kuzbassenergoremont;*** ***- ZAO ATP Kuzbassenergo;*** ***- ZAO MSCH Health Centre "Energetik";*** ***- OAO Barnaulteplosetremont.***
Person's share in the authorised capital of the Issuer.	***0.0002%***
Share of common stock in the Issuer held by the person.	***0.0002%***
Number of shares of each class (type) which may be acquired by the person through exercising of rights on the Issuer's options held by him/her.	***None***
Person's share in the authorised (share) capital (unit fund) of subsidiary and associated companies of the Issuer.	***None***
Share of common stock of subsidiary or associated companies of the Issuer held by the person (for subsidiary and associated companies which are joint-stock companies).	***None***
Number of each class (type) of shares of subsidiary or associated companies of the Issuer which may be acquired by the person exercising of rights on options of subsidiary or associated companies of the Issuer held by him/her.	***None***
Character of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer.	***The person has no family relations with other persons who are members of management bodies of OAO Kuzbassenergo and/or bodies supervising financial and economic activities of OAO Kuzbassenergo.***
Details of bringing of the person to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state.	***The person has never been brought to any such responsibility***
Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Fed-	***The person has never held any such positions***

eration on insolvency (bankruptcy) was initiated against such organisations.	

Surname, name, patronymic	***LAVROV Alexander Mikhailovich***
Year of birth	***1950***
Outline of qualifications	***Higher education, Doctor of Economics, full correspondent member of the Academy of Natural Science of the West-Siberian Branch (academician), in 1974 graduated from Tomsk Polytechnical Institute; speciality: applied mathematics.***
All positions held in OAO Kuzbassenergo and other organisations for the last 5 years and currently in chronological order, including joint appointments	Positions held for the last 5 years: Period: ***2001-2002*** Organisation: ***Representative office of Limited Liability Company Elke Trading, Kemerovo.*** Position: ***General Manager on Kuzbass Projects.*** Period: ***2002-2004*** Organisation: ***Kemerovo State University.*** Position: ***Head of the Marketing Department.*** Period: ***2004 – to date*** Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.*** Position: ***Deputy General Director, Economy and Finance.***
Person's share in the authorised capital of the Issuer.	***None***
Share of common stock in the Issuer held by the person.	***None***
Number of shares of each class (type) which may be acquired by the person through exercising of rights on the Issuer's options held by him/her.	***None***
Person's share in the authorised (share) capital (unit fund) of subsidiary and associated companies of the Issuer.	***None***
Share of common stock of subsidiary or associated companies of the Issuer held by the person (for subsidiary and associated companies which are joint-stock companies).	***None***
Number of each class (type) of shares of subsidiary or associated companies of the Issuer which may be acquired by the person exercising of rights on options of subsidiary or associated companies of the Issuer held by him/her.	***None***
Character of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer.	***The person has no family relations with other persons who are members of management bodies of OAO Kuzbassenergo and/or bodies supervising financial and economic activities of OAO Kuzbassenergo.***
Details of bringing of the person to administrative responsibility for offences in the fields of finance,	***The person has never been brought to any such responsibility***

taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state.	
Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations.	***The person has never held any such positions***

Surname, name, patronymic	***SHEIBAK Yuri Vladimirovich***
Year of birth	***1953***
Outline of qualifications	***Higher education, in 1975 graduated from Novosibirsk Electrotechnical Institute; speciality: "Power plants", in 2004 - from Academy of National Economy under the Government of the Russian Federation; speciality: "Management of company development".***
All positions held in OAO Kuzbassenergo and other organisations for the last 5 years and currently in chronological order, including joint appointments	Positions held for the last 5 years: Period: ***2001 – to date*** Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.*** Position: ***Deputy Technical Director, operation and perspective development; Deputy General Director, Marketing and Sales.***
Person's share in the authorised capital of the Issuer.	***None***
Share of common stock in the Issuer held by the person.	***None***
Number of shares of each class (type) which may be acquired by the person through exercising of rights on the Issuer's options held by him/her.	***None***
Person's share in the authorised (share) capital (unit fund) of subsidiary and associated companies of the Issuer.	***None***
Share of common stock of subsidiary or associated companies of the Issuer held by the person (for subsidiary and associated companies which are joint-stock companies).	***None***
Number of each class (type) of shares of subsidiary or associated companies of the Issuer which may be acquired by the person exercising of rights on options of subsidiary or associated companies of the Issuer held by him/her.	***None***
Character of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer.	***The person has no family relations with other persons who are members of management bodies of OAO Kuzbassenergo and/or bodies supervising financial and economic activities of OAO Kuzbassenergo.***
Details of bringing of the person to administrative responsibility for offences in the fields of finance,	***The person has never been brought to any such responsibility***

taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state.	
Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations.	***The person has never held any such positions***

5.3. Details of the amount of remuneration, benefits and/or reimbursement of expenses on each management body of the Issuer

For 2006 the members of the Board of Directors of the Company received a remuneration amounting to 2,414,787 (two million four hundred fourteen thousand seven hundred eighty seven) RUB 53 copecks

For the first six months of 2007 the members of the Board of Directors of the Company received a remuneration amounting to 1,627,306 (one million six hundred twenty seven thousand three hundred and six) RUB 50 copecks.

The amounts and the procedure of payment of remunerations and compensations in the current year 2007 are determined according to the Regulations on payment of remunerations and compensations to the members of the Board of Directors of OAO Kuzbassenergo approved by the resolution of the annual General Meeting of shareholders of OAO Kuzbassenergo on 06.06.2007 (Minutes No. 17 of 15 June, 2007).

The Regulations are published on OAO Kuzbassenergo website at: http://www.kuzbassenergo.ru/invest/doc/mandatory/doc/

The amount of incomes of all members of the Administrative Board (except for the Chairman of the Administrative Board – General Director) for 2006 is 53,114,464 (fifty three million one hundred fourteen thousand four hundred sixty four) RUB 90 copecks including remuneration of 799,268 (seven hundred ninety nine thousand two hundred sixty eight) RUB 88 copecks.

Remunerations are paid to the members of the Administrative Board of OAO Kuzbassenergo for fulfillment by them of their functions and formed of the wages stipulated by the employment contract, as well as bonuses determined based on results of operation for the period according to the Russian financial accounting. The amounts of remunerations are approved by the Board of Directors of OAO Kuzbassenergo. Members of the Administrative Board are also paid extra premiums whose amounts are approved by the Chairman of the Administrative Board proceeding from valuation of contribution of each Member of the Administrative Board into the general result of operation.

5.4. Details of structure and terms of reference of bodies supervising financial and economic activities of the Issuer

The body supervising financial and economic activities of the Company is the Audit Committee of the Company. The procedure of functioning of the Audit Committee of the Company is determined by the Company by-law – Regulations on the Audit Committee of The Kuzbass Power and Electrification Open Joint-Stock Company approved by the annual General Meeting of shareholders of OAO Kuzbassenergo of June 21st, 2002 (Minutes No. 10).

The Regulations Rule are published on OAO Kuzbassenergo website at: http://www.kuzbassenergo.ru/invest/doc/mandatory/doc/

The Audit Committee consists of 5 members elected according to the procedure established by the Company Charter and these Regulations.

The Company Audit Committee performs checks (auditing) of financial and economic activity of the Company at any time by its own initiative, according to the resolution of the General Meeting of shareholders, the Board of Directors of the Company or by request of a shareholder (shareholders) holding in the aggregate at least 10 percent of voting shares in the Company.

The scope of competence of the Audit Committee of the Company includes (an extract from Article 23 "The Audit Committee and the Auditor of the Company" of the Charter of OAO Kuzbassenergo):

1) confirmation of reliability of data contained in the annual report, the balance sheet, and the profit and loss statement of the Company;

2) analysis of financial standing of the Company, revealing reserves of improvement of financial standing of the Company and development of recommendations for Company management bodies;

3) organisation and carrying out checks (auditing) of financial and economic activity of the Company, in particular:

- ***checking (auditing) of financial, bookkeeping, settlement and other documentation of the Company related to the carrying out by the Company of financial and economic activity, from the point of view of its conformity to the legislation of the Russian Federation, to the Charter, by-laws and other documents of the Company;***
- ***permanent assets preservation and use control;***
- ***control of compliance with the established procedure of writing off to the Company losses of amounts payable by insolvent debtors;***
- ***control of expenditure of cash assets of the Company according to the approved business plan and the budget of the Company;***
- ***control of formation and use of the reserve and other special funds of the Company;***
- ***checking correctness and timeliness of calculation and payment of dividend on Company shares, bonds interest, incomes on other securities;***
- ***checking fulfillment of earlier instructions on elimination of infringements and drawbacks revealed during previous checks (audits);***
- ***carrying out other actions and taking other steps related to auditing of financial and economic activity of the Company.***

Subdivision of the executive apparatus of the Company charged with internal control is the Internal Audit Department.

The Internal Audit Department was created in 1995. As of today, Department staff consists of 5 persons. The Chief of the Internal Audit Department is LARITSKAYA Tatyana Dmitrievna.

Year of birth: ***1955***

Outline of qualifications: ***higher education, in 1984 graduated from Kemerovo State University; speciality: accounting.***

Positions held for the last 5 years:

Period: ***1999 - to date***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***Chief of the Internal Audit Department.***

Share in the authorised capital of the Issuer: ***none.***

Share of common stock in the authorised capital of the Issuer: ***none.***

Number of shares in the Issuer which may be acquired by the person through exercising of rights on the Issuer's options held by him/her: ***none.***

Share in the authorised capital of subsidiary/associated companies of the Issuer: ***none.***

Share of common stock in the authorised capital of subsidiary/associated companies of the Issuer: ***none.***

Number of shares in subsidiary/associated companies of the Issuer which may be acquired by the person through exercising of rights on options held by him/her: ***none.***

Character of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer. between the member of the Issuer's body supervising its financial and economic activities and other members of Issuer's body supervising its financial and economic activities, members of the Board of Directors of the Issuer, members of the collective executive body of the Issuer, the person, holding the position of the sole executive body of the Issuer: ***none.***

Details of bringing of the person to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: ***The person has never been brought to any such responsibility.***

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***The person has never held any such positions.***

Primary goal of the Department is carrying out comprehensive and target checks of the Company branches for the purpose of:

- ***checking observance of the legislation and internal regulatory documents of the Company, as well as requirements of the accounting policy and fulfillment of resolutions of management bodies and directions of the Company management;***
- ***evaluation of efficiency of the internal control mechanism, studying and estimation of control procedures in the Company branches and departments;***
- ***checking availability, condition and safety of the Company assets;***
- ***analysis of information received during the checks, elaboration and submissions to the management bodies of the Company of conclusions based on results of checks, as well as suggestions on elimination of infringements and drawbacks revealed during the checks and recommendations on management effectivization.***

When carrying out the checks considered are the following major aspects of economic activities of the Company:

- ***formation of expenses charged to the production cost;***
- ***sales of heat and electric power;***
- ***management of receivables and payables;***
- ***purchases, tenders;***
- ***repair and modernization.***

Interaction with the external auditor is ensured by the Chief Accountant of the Company.

The regulations on prevention of use of insider information are determined by the Order No. 601 of 14.10.2005 "On approval of standard documents and measures to be taken to protect information considered to be a trade secret".

No facts of leakage of insider information were revealed.

5.5. Details of persons who are members of bodies supervising financial and economic activities of the Issuer's

The annual General Meeting of shareholders by its resolution of 06.06.2007 (Minutes No. 17 of 15.06.2007) elected the following members of the Audit Committee of the Company:

Surname, name, patronymic	***AKHRIMENKO Dmitry Olegovich***
Year of birth	***1977***
Outline of qualifications	***Higher education, in 1998 graduated from Kiev National Economic University, bachelor in jurisprudence; in 2000 – from the Russian Academy of***

	Law, specialist in jurisprudence; in 2002 – from the Diplomatic Academy of the Ministry of Foreign Affairs of the Russian Federation, specialist in the field of international relations.
All positions held in OAO Kuzbassenergo and other organisations for the last 5 years and currently in chronological order, including joint appointments	Period: *2000 – 2004* Organisation: *Limited Liability Company Emerkom-Spetsmontazh.* Position: *lawyer.* Period: *2004 – 2005* Organisation: *Open Joint-Stock Company NOVATEK.* Position: *Leading expert.* Period: *2005 - to date* Organisation: *Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia.* Position: *Chief expert of the Corporate Governance and Shareholder Relations Department.* Is a member of the Board of Directors of the following organisations: *2006 – to date – member of the Board of Directors of Saratov Trunk Company;* *2006 – to date – member of the Board of Directors of OAO Concern Mordovskaya State District Power Station;* *2006 – to date – member of the Board of Directors of OAO Omsk Electric Power Generation Company;* *2005 – to date – member of the Board of Directors of Karachaevo-Cherkesskaya Hydrogenerating Company;* *2005 – to date – member of the Board of Directors of OAO Vologda Trunk Grid Company;* *2005-2007 – member of the Board of Directors of OAO Krasnoyarskenergosbyt;* *2005-2007 – member of the Board of Directors of OAO Murmansk Combined Heat and Power Station.*
Person's share in the authorised capital of the Issuer.	*None*
Share of common stock in the Issuer held by the person.	*None*
Number of shares of each class (type) which may be acquired by the person through exercising of rights on the Issuer's options held by him/her.	*None*
Person's share in the authorised (share) capital (unit fund) of subsidiary and associated companies of the Issuer.	*None*
Share of common stock of subsidiary or associated companies of the Issuer held by the person (for subsidiary and associated companies which are joint-stock companies).	*None*

Number of each class (type) of shares of subsidiary or associated companies of the Issuer which may be acquired by the person exercising of rights on options of subsidiary or associated companies of the Issuer held by him/her.	***None***
Character of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer.	***The person has no family relations with other persons who are members of management bodies of OAO Kuzbassenergo and/or bodies supervising financial and economic activities of OAO Kuzbassenergo.***
Details of bringing of the person to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state.	***The person has never been brought to any such responsibility***
Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations.	***The person has never held any such positions***

Surname, name, patronymic	***BUKVIN Mikhail Sergeevich***
Year of birth	***19..***
Outline of qualifications	***Higher education***
All positions held in OAO Kuzbassenergo and other organisations for the last 5 years and currently in chronological order, including joint appointments	Period: ***to date.*** Organisation: ***Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia.*** Position: ***Chief of Section of Business Unit No. 2 Economic Planning and Financial Control Department.***
Person's share in the authorised capital of the Issuer.	***None***
Share of common stock in the Issuer held by the person.	***None***
Number of shares of each class (type) which may be acquired by the person through exercising of rights on the Issuer's options held by him/her.	***None***
Person's share in the authorised (share) capital (unit fund) of subsidiary and associated companies of the Issuer.	***None***
Share of common stock of subsidiary or associated companies of the Issuer held by the person (for subsidiary and associated companies which are joint-stock companies).	***None***
Number of each class (type) of shares of subsidiary or associated companies of the Issuer which may be acquired by the person exercising of rights on options of subsidiary or associated companies of the Issuer held by him/her.	***None***

Character of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer.	***The person has no family relations with other persons who are members of management bodies of OAO Kuzbassenergo and/or bodies supervising financial and economic activities of OAO Kuzbassenergo.***
Details of bringing of the person to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state.	***The person has never been brought to any such responsibility***
Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations.	***The person has never held any such positions***

Surname, name, patronymic	***KLESHNINA Natalia Viktorovna***
Year of birth	***19..***
Outline of qualifications	***Higher education***
All positions held in OAO Kuzbassenergo and other organisations for the last 5 years and currently in chronological order, including joint appointments	Period: ***to date.*** Organisation: ***Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia.*** Position: ***Leading expert of the Department of Internal Audit of the Corporate Centre.***
Person's share in the authorised capital of the Issuer.	***None***
Share of common stock in the Issuer held by the person.	***None***
Number of shares of each class (type) which may be acquired by the person through exercising of rights on the Issuer's options held by him/her.	***None***
Person's share in the authorised (share) capital (unit fund) of subsidiary and associated companies of the Issuer.	***None***
Share of common stock of subsidiary or associated companies of the Issuer held by the person (for subsidiary and associated companies which are joint-stock companies).	***None***
Number of each class (type) of shares of subsidiary or associated companies of the Issuer which may be acquired by the person exercising of rights on options of subsidiary or associated companies of the Issuer held by him/her.	***None***
Character of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer.	***The person has no family relations with other persons who are members of management bodies of OAO Kuzbassenergo and/or bodies supervising financial and economic activities of OAO Kuzbassenergo.***
Details of bringing of the person to administrative	***The person has never been brought to any such***

responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state.	***responsibility***
Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations.	***The person has never held any such positions***

Surname, name, patronymic	***Smirnova Elena Evgenevna***
Year of birth	***1976***
Outline of qualifications	***Higher professional education, in 1998 graduated from Volgograd State University.***
All positions held in OAO Kuzbassenergo and other organisations for the last 5 years and currently in chronological order, including joint appointments	Period: ***2001 – 2003*** Organisation: ***Representative office of RAO UES of Russia "Tsentrenergo".*** Position: ***Adviser on functioning of audit committees.*** Period: ***2003-2004*** Organisation: ***Joint-Stock Company Transservisenergo.*** Position: ***Deputy General Director, Economy.*** Period: ***2004 – to date.*** Organisation: ***Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia.*** Position: ***Chief of section of Business Unit No. 2 Economic Planning and Financial Control Department.***
Person's share in the authorised capital of the Issuer.	***None***
Share of common stock in the Issuer held by the person.	***None***
Number of shares of each class (type) which may be acquired by the person through exercising of rights on the Issuer's options held by him/her.	***None***
Person's share in the authorised (share) capital (unit fund) of subsidiary and associated companies of the Issuer.	***None***
Share of common stock of subsidiary or associated companies of the Issuer held by the person (for subsidiary and associated companies which are joint-stock companies).	***None***
Number of each class (type) of shares of subsidiary or associated companies of the Issuer which may be acquired by the person exercising of rights on options of subsidiary or associated companies of the Issuer held by him/her.	***None***

Character of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer.	***The person has no family relations with other persons who are members of management bodies of OAO Kuzbassenergo and/or bodies supervising financial and economic activities of OAO Kuzbassenergo.***
Details of bringing of the person to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state.	***The person has never been brought to any such responsibility***
Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations.	***The person has never held any such positions***

Surname, name, patronymic	***Shvetsova Marina Vladimirovna***
Year of birth	***1964***
Outline of qualifications	***Higher education***
All positions held in OAO Kuzbassenergo and other organisations for the last 5 years and currently in chronological order, including joint appointments	Period: ***to date*** Organisation: ***Open Joint-Stock Company Siberian Coal Energy Company.*** Position: ***Chief specialist of the Power Assets Management Department.***
Person's share in the authorised capital of the Issuer.	***None***
Share of common stock in the Issuer held by the person.	***None***
Number of shares of each class (type) which may be acquired by the person through exercising of rights on the Issuer's options held by him/her.	***None***
Person's share in the authorised (share) capital (unit fund) of subsidiary and associated companies of the Issuer.	***None***
Share of common stock of subsidiary or associated companies of the Issuer held by the person (for subsidiary and associated companies which are joint-stock companies).	***None***
Number of each class (type) of shares of subsidiary or associated companies of the Issuer which may be acquired by the person exercising of rights on options of subsidiary or associated companies of the Issuer held by him/her.	***None***
Character of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer.	***The person has no family relations with other persons who are members of management bodies of OAO Kuzbassenergo and/or bodies supervising financial and economic activities of OAO Kuzbassenergo.***
Details of bringing of the person to administrative	***The person has never been brought to any such***

responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state.	***responsibility***
Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations.	***The person has never held any such positions***

5.6. Details of amount of remuneration, benefits and/or reimbursement of expenses of members of the body supervising financial and economic activities of the Issuer

Amount of remuneration paid to the members of the Audit Committee in 2006:

Wages (RUB): ***328,613***

Bonuses (RUB): ***113,210***

Remuneration for participation in audits (RUB): ***385,056***

Commission (RUB): ***none***

Benefits and/or reimbursement of expenses: ***none***

Other property provided (RUB): ***none***

Total (RUB): ***826 879.***

Remuneration to members of the Audit Committee in 2007 shall be paid according to the "Regulations on payment of remunerations and compensations to the members of the Audit Committee of OAO Kuzbassenergo", approved by the annual General Meeting of shareholders of OAO Kuzbassenergo on June 26th, 2006.

"Regulations on payment of remunerations and compensations to the members of the Audit Committee of OAO Kuzbassenergo" are available at OAO Kuzbassenergo website at: http://www.kuzbassenergo.ru/invest/doc/mandatory/doc/

5.7. Details of number and summary data on education and composition of the Issuer's employees (workers), as well as about variation of number of the Issuer's employees (workers)

Description	**1st quarter of 2007**	**2nd quarter of 2007**
Average number of employees, persons	7,360	7,373
Share of the Issuer's employees having higher professional education, %	29.2	33.42
Amount allocated to labor compensation, RUB	370,348,900	375,752,100
Amount allocated to public welfare, RUB	10,239 000	8,127 000
Total amount of money spent, RUB	5,300,924,000	6,164,634,000

Issuer's employees exercising significant influence on financial and economic activities of the Issuer (key employees): ***The Company has no employees other than members of its management bodies exercising significant influence on financial and economic activities of the Issuer.***

Information on availability of a trade-union body in the Company: ***Employees (workers) of OAO Kuzbassenergo formed trade-union committee which is a part of the Kemerovo regional trade-union organisation "Electroprofsoyuz".***

5.8. Details of any Issuer's commitments to employees (workers) regarding possibility of their participation in the authorised (share) capital (unit fund) of the Issuer

Employment contracts concluded with the Company employees do not provide for any Issuer's commitments to employees (workers) regarding possibility of their participation in the authorised (share) capital of the Issuer.

Employment contracts concluded with the Company employees do not provide for granting to the Company employees (workers) any Issuer options.

VI. Details of members (shareholders) of the Issuer and of transactions made by the Issuer involving an interest of Company members

6.1. Information on total number of shareholders (members) of the Issuer

As of June 30th, 2007 the number of persons registered in the Shareholder Register of OAO Kuzbassenergo (disregarding data on clients of nominee holders) was the following:

Shareholder type	Number of shareholders
Individuals:	1,321
Legal entities:	40
Nominee holders:	7
Trustees:	1
Pledgees:	3
TOTAL	1,369

6.2. Details of the Issuer's members (shareholders) holding at least 5 percent of its authorised (share) capital (unit fund) or at least 5 percent of its common shares, as well as details of members (shareholders) of such persons holding at least 20 percent of their authorised (share) capital (unit fund) or at least 20 percent of their common shares

Full and short business names	*Limited Liability Company Depository and corporate technologies, OOO Depository and corporate technologies (nominee holder)*
Place of business:	*119607, Moscow, Ramenki street, 17, bldg 1*
Taxpayer identification number (if any):	*7729520219*
Contact telephone:	*(495) 641-30-32*
Fax:	*(495) 641-30-31*
E-mail:	*dkt@depotech.ru*
Number, date of issue and term of validity of the licence of a professional stock market participant:	*No. 077-08381-000100, 21.04.2005, valid till 21.04.2008*
Name of authority which issued the licence:	*Federal Service for Financial Markets of Russia*
Number of common shares in the Issuer registered in the Shareholder Register of the Issuer in the name of the nominee holder:	*297,020,200*
Shareholders (members) holding at least 20 percent of the authorised capital of the Issuer's shareholder (member):	
Full and short business names:	*Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, RAO UES of Russia*
Place of business:	*119526, Russia, Moscow, Prospekt Verdnadskogo, 101, Bldg. 3*
Taxpayer identification number (if any):	*7705018828*
Share in the authorised capital of the Issuer:	*49%*

Share of common stock in the Issuer:	*49%*

Full and short business names	*Open Joint-Stock Company Alpha Bank, OAO Alpha Bank (nominee holder)*
Place of business:	*107078, Moscow, Kalanchevskaya street, 27*
Taxpayer identification number (if any):	*7728168971*
Contact telephone:	*(495) 795-36-48*
Fax:	*(495) 795-36-50*
E-mail:	*mail@alfabank.ru*
Number, date of issue and term of validity of the licence of a professional stock market participant:	*General licence of the Central Bank of the Russian Federation No. 1326 of January 29th, 1998*
Name of authority which issued the licence:	*Central Bank of the Russian Federation*
Number of common shares in the Issuer registered in the Shareholder Register of the Issuer in the name of the nominee holder:	*121 232 760*
Shareholders (members) holding at least 20 percent of the authorised capital of the Issuer's shareholder (member):	
Full and short business names:	*Open Joint-Stock Company Siberian Coal Energy Company, OJSC SUEK*
Place of business:	*7/22 Derbenevskaya nab., 115114 Moscow, Russia*
Taxpayer identification number (if any):	*7708129854*
Share in the authorised capital of the Issuer:	*20.00%*
Share of common stock in the Issuer:	*20.00%*

Full and short business names	*Closed Joint-Stock Company Depository Clearing Company, ZAO DCC (nominee holder)*
Place of business:	*Building B, 31, Shabolovka Street, Moscow, 115162*
Taxpayer identification number (if any):	*7710021150*
Contact telephone:	*(495) 956-09-99*
Fax:	*(495) 232-68-04*
E-mail:	*dcc@dcc.ru*
Number, date of issue and term of validity of the licence of a professional stock market participant:	*Licence of a professional stock market participant for carrying out:* *depository activity No. 177-06236-000100 of 09.10.2002;* *clearing activity No. 177-06229-000010 of 07.10.2002*
Name of authority which issued the licence:	*Federal Service for Financial Markets of Russia.*
Number of common shares in the Issuer registered in the Shareholder Register of the Issuer in the name of the nominee holder:	*152,785,478*
Shareholders (members) holding at least 20 percent of the authorised capital of the Issuer's shareholder (member):	
Full and short business names:	*Open Joint-Stock Company Siberian Coal Energy Company, OJSC SUEK*

Place of business:	***7/22 Derbenevskaya nab., 115114 Moscow, Russia***
Taxpayer identification number (if any):	***7708129854***
Share in the authorised capital of the Issuer:	***23.48%***
Share of common stock in the Issuer:	***23.48%***

6.3. Details of share of state or municipal bodies in the authorised (share) capital (unit fund) of the Issuer, availability of a special right ("gold share")

By the resolution of the State-Owned Property Management Committee of Kemerovo region No. 330 of 21.09.1993 "On privatisation and reorganisation of POEiE Kuzbassenergo into The Kuzbass Joint-Stock Power Generation and Electrification Company of Open Type" no common shares in the Company were allocated to state/federal bodies or bodies of constituent entities of the Russian Federation.

The State-Owned Property Management Committee of Kemerovo region acquired on the secondary stock market 100 common shares in the Company that makes 0.000016% of the Company authorised capital.

Place of business: ***650099, city of Kemerovo, prospekt Sovetskiy, 58.***

Block of shares in the Issuer assigned as state (municipal) property:

None.

Availability of a special right to participation of the Russian Federation, constituent entities of the Russian Federation, municipal entities in the Issuer's management ("gold share"): ***not provided for.***

6.4. Details of restrictions with respect to participation in the authorised (share) capital (unit fund) of the Issuer

OAO Kuzbassenergo charter does not establish any limitations for the amount of shares held by one shareholder, and/or their total nominal value, and/or maximum number of the votes represented by one shareholder.

The legislation of the Russian Federation and other statutory regulations of the Russian Federation do not not establish any restrictions for the share of foreign persons in the authorised capital of the Issuer.

There are no other restrictions relating to the participation in the authorised capital of the Issuer.

6.5. Details of changes in composition and amount of participation of shareholders (members) of the Issuer holding at least 5 percent of its authorised (share) capital (unit fund) or at least 5 percent of its common shares

Sl No.	Date of drawing up the list of persons having the right to attend General Meeting of shareholders	Name of the shareholder holding at least 5% of the authorised capital (5% of common shares) as of the date of drawing up the list	% of the authorised capital	% of common shares
1.	February 25th, 2002	Renaissance Nominees (Cyprus) Limited	12.87	12.87
		Renaissance Securities (Cyprus) Limited	7.42	7.42
		Mastill Enterprajziz Limited	6.24	6.24

		THE BANK OF NEW YORK INTERNATIONAL NOMINEES	7.17	7.17
		Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, RAO UES of Russia	49.00	49.00
2.	May 8th, 2002	Renaissance Nominees (Cyprus) Limited	15.06	15.06
		Trans – Siberian Electricity Company Limited	15.00	15.00
		Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, RAO UES of Russia	49.00	49.00
3.	April 18th, 2003	BODMIN INVESTMENTS LIMITED	19.36	19.36
		PLANETARY ALIGNMENT LTD.	15.00	15.00
		Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, RAO UES of Russia	49.00	49.00
4.	May 7th, 2004	BODMIN INVESTMENTS LIMITED	14.45	14.45
		PLANETARY ALIGNMENT LTD.	17.61	17.61
		Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, RAO UES of Russia	49.00	49.00
5.	May 13th, 2005	Open Joint-Stock Company Siberian Coal Energy Company, OJSC SUEK	43.44	43.44
		Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, RAO UES of Russia	49.00	49.00
6.	November 14th, 2005	Open Joint-Stock Company Siberian Coal Energy Company, OJSC SUEK	43.48	43.48
		Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, RAO UES of Russia	49.00	49.00
7.	March 30th, 2006	Open Joint-Stock Company Siberian Coal Energy Company, OJSC SUEK	43.48	43.48
		Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, RAO UES of Russia	49.00	49.00
8.	May 12th, 2006	Open Joint-Stock Company Siberian Coal Energy Company, OJSC SUEK	43.48	43.48
		Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, RAO UES of Russia	49.00	49.00
9.	November 17th, 2006	Open Joint-Stock Company Siberian Coal Energy Company, OJSC SUEK	43.48	43.48
		Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, RAO UES of Russia	49.00	49.00
10.	April 23rd, 2007	Open Joint-Stock Company Siberian Coal Energy Company, OJSC SUEK	43.48	43.48

		Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, RAO UES of Russia	49.00	49.00

6.6. Details of transactions made by the Issuer involving an interest of Company members

During the accounting quarter there were no transactions with a value exceeding 5 and more percent of the book value of assets that involved an interest of Company members.

The Board of Directors of the Company at its meetings in the accounting quarter considered and approved the following transactions involving an interest of Company members:

- Contracts of assignment of the right of claim (contracts of cession) concluded between OAO Kuzbassenergo and OAO Altaienergo (subject matter of contracts: assignment of the right of claim against OOO Interkonsult amounting to 87,097,570.84 RUB acquired under the of assignment of the right of claim (contract of cession) No. 12222513-ДКиИ-06 of 22.12.2006 from OAO Russian Regional Development Bank. Contract price: 58,340,824.21 RUB);

- Agreement on reimbursement of expenses between OAO Kuzbassenergo and OAO Kuzbassenergosbyt (subject matter of the agreement: OAO Kuzbass Power Sales Company reimburses to OAO Kuzbassenergo the costs of the land tax payable for the land lots transferred according to the separation balance sheet to OAO Kuzbass Power Sales Company during reorganisation of OAO Kuzbassenergo. Subject to reimbursement are expenses of OAO Kuzbassenergo incurred due to assessment of taxes from the moment of transfer of the land lots to OAO Kuzbass Power Sales Company till the moment of state registration of the transfer of title to the same to OAO Kuzbass Power Sales Company. Agreement price: 193,962 RUB 58 copecks).

6.7. Details of debt receivable

Debt receivable for the 2nd quarter of 2007

Rbl.

Debt receivable	Maturity		As of 30.06.2006	Maturity		As of 30.06.2007
	< one year	> one year		< one year	> one year	
Debt receivable from buyers and customers	787,455,000	155,551,000	943,006,000	546,566,000	28,209,000	574,775,000
Including overdue debt	500,345,000		500,345,000	214,709,000	0	214,709,000
Debt receivable under bills receivable	672,938,000	0	672,938,000	0,	0	0
Including overdue debt	0	0	0	0,	0	0
Debt receivable from members (founders) as part of contribution to the authorised capital	0	0	0	0,	0	0
Including overdue debt	0	0	0	0,	0	0
Debt receivable under advances made	443,815,000	842,000	444,657,000	795,713,000	778,000	796,491,000
Including overdue debt	13,609,000	0	13,609,000	2,051,000	0	2,051,000
Other debt receivable	375,555,000	126,927,000	502,482,000	464,560,000	83,780,000	548,340,000
Including overdue debt	80,404,000	0	80,404,000	3,867,000	0	3,867,000
Total:	**2,279,763,000**	**283,320,000**	**2,563,083,000**	**1,806,839,000**	**112,767,000**	**1,919,606,000**
Including total overdue debt	594,358,000	0	594,358,000	220,627,000	0	220,627,000

While compariing debt receivable for the accounting period with situation as of 30.06.2006 it is worth noting the decrease by 643,477 thousand roubles or 25.1%, including:
- short-term indebtedness– by 472,924 thousand roubles or 20.7% (basically due to presentation upon maturity and payment of bills of ZAO SEAR MF for 672,938 thousand roubles);
- long-term indebtedness – by 170,553 thousand roubles or 2.5 times (including receivables from buyers and customers – by 127,342 thousand roubles).

The overdue debt receivable decreased by 373,731 thousand roubles (2.7 times), its share in the total amount of indebtedness as of 30.06.2007 was 11.5%.

Debtors accounting for at least 10% of total debt receivable:

Full business name of the debtor	*Closed Joint-Stock Company Enrgostroitelnaya Kompania Sibiri*
Short business name of the debtor	*ZAO Enrgostroitelnaya Kompania Sibiri*
Place of business	*City of Kemerovo*
Amount of debt receivable, RUB	*212,881,000*
Amount and terms and conditions of the overdue debt receivable (interest rate, fines, default interest)	*275,000*
Affiliation	*Is not an affiliated person*
Issuer's share in the authorised capital of the affiliated person	*0*
Share of common stock in the affiliated person held by the Issuer	*0*
Affiliated person's share in the authorised capital of the Issuer	*0*
Share of common stock in the Issuer held by the affiliated person	*0*

As of 30.06.2007 the indebtedness of ZAO Enrgostroitelnaya Kompania Sibiri in the total debt receivable was 13.1%, the share of the overdue debt– 12.5%, it is being repaid according to the approved schedule.

VII. Financial statements of the Issuer and other financial information

7.1. Annual financial statements of the Issuer

The annual financial statements for 2006 were presented in the quarterly report of the Issuer for the I quarter of 2007.

7.2. Quarterly financial statements of the Issuer for the last complete accounting quarter.

The quarterly financial statements include:
- ***Balance Sheet (form No. 1);***
- ***Profit and Loss Statement (form No. 2).***

BALANCE SHEET
as of 30 June, 2007

		Codes	
Form No. 1 according to OKUD (Russian classification of management documentation)		0710001	
Date (year, month, day)		2007 / 06 / 30	
Entity: **OAO Kuzbassenergo**	as per OKPO	10563800	
Taxpayer identification number	INN	4200000333	
Activities: **Industry**	as per OKVED	40.10.11	
Form of incorporation/ownership: Open Joint-Stock Company / mixed Russian ownership with a federal share	as per OKOPF/OKFS	47	41
Measurement unit: **thousand RUB**	as per OKEI	384	

Place of business (address): **city of Kemerovo, pr. Kuznetskiy, 30**
Date approved:
Date submitted (filed):

ASSETS	Line code	As of beginning of the accounting year	As of the end of the accounting period
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets	110	1	1
Permanent assets	120	15,354,205	17,736,294
Construction in progress	130	782,026	1,246,278
Income-bearing investments into tangible assets	135	4	3
Long-term financial investments	140	2,597,155	355,000
Deferred tax assets	145	167,785	135,130
Other non-current assets	150	4,465	11,641
	151	0	0
TOTAL for section I	190	18,905,641	19,484,347
II. CURRENT ASSETS			
Inventories	210	950,869	1,606,012
Including: raw materials, consumables and other similar valuables	211	939,068	1,573,328
rearers and fatteners	212	0	0
expenses relating to construction-in-progress	213	0	0
finished products and goods for resale	214	1,885	1,685
goods shipped	215	159	159
deferred expenses	216	9,757	30,840

other inventories and expenses	217	0	0
	218	0	0
Value added tax on purchased valuables	220	209,869	174,634
Accounts receivable (with a maturity exceeding 12 months after the reporting date)	230	111,428	112,767
Including buyers and customers	231	21,531	28,209
Accounts receivable (with a maturity within 12 months after the reporting date)	240	1,085,916	1,806,839
Including buyers and customers	241	340,750	546,566
Short-term financial investments	250	50,112	40,111
Cash	260	178,033	986,549
Other current assets	270	554	86
	271	0	0
TOTAL for section II	290	2,586,781	4,726,998
BALANCE	300	21,492,422	24,211,345

LIABILITIES	**Line code**	**As of beginning of the accounting year**	**As of the end of the accounting period**
1	2	3	4
III. EQUITY AND RESERVES			
Authorised capital	410	606,164	606,164
Treasury shares	411	0	0
Additional capital	420	15,424,492	15,417,386
Reserve capital	430	30,308	30,308
Reserves created pursuant to law	431	30,308	30,308
Reserves created pursuant to statutory documents	432	0	0
Undistributed profit of prior years	460	1,503,460	1,510,537
Retained profit (outstanding loss)	470	0	3,231,861
TOTAL for section III	490	17,564,424	20,796,256
IV. LONG-TERM LIABILITIES			
Loans and credits	510	433,845	302,000
Deferred tax liabilities	515	400,738	519,341
Other long-term liabilities	520	902,953	902,703
TOTAL for section IV	590	1,737,536	1,724,044
V. CURRENT LIABILITIES			
Loans and credits (90, 94)	610	822,926	166,400
Accounts payable	620	1,323,207	1,321,571
Including: suppliers and contractors	621	487,188	451,826
Arrears on remuneration to Company employees	622	25,401	43,508
Arrears to state non-budget funds	623	17,946	26,150
Tax arrears	624	529,767	521,933
Other creditors	625	262,905	278,154
Arrears on profit payable to members (founders)	630	2,307	12,859
Deferred incomes	640	42,022	38,753
Reserves for expected expenses	650	0	151,462
Other current liabilities	660	0	0
TOTAL for section V	690	2,190,462	1,691,045
BALANCE	700	21,492,422	24,211,345

STATEMENT OF VALUABLES ENTERED INTO OFF-BALANCE ACCOUNTS

Parameter	Line code	As of beginning of the accounting year	As of the end of the accounting period
1	2		
Rented permanent assets	910	5,742	50,806
Including those leased	911	0	44,872
Material assets in custody	920	8,132	42,316
Goods on commission	930	0	0
Debts of insolvent debtors written off to the loss	940	397,327	445,393
Securities on liabilities and payments received	950	87,316	87,086
Securities on liabilities and payments provided	960	614,692	157,977
Depreciation of housing stock	970	1,080	1,071
Depreciation of external land improvement facilities and other similar facilities	980	0	0
Intangible assets received for use	990	0	0
Registered high-security forms	1000	4	4

PROFIT AND LOSS STATEMENT

for the first six months of 2007

		Codes		
Form No. 1 according to OKUD (Russian classification of management documentation)		0710002		
Date (year, month, day)		2007	06	30
Entity: **OAO Kuzbassenergo**	as per OKPO	10563800		
Taxpayer identification number	INN	4200000333		
Activities: **Industry**	as per OKVED	40.10.11		
Form of incorporation/ownership: Open Joint-Stock Company / mixed Russian ownership with a federal share	as per OKOPF/OKFS	47	41	
Measurement unit: **thousand RUB**	as per OKEI	384		

Description	Line code	As of beginning of the accounting year	As of the end of the accounting period
1	2	3	4
I. Ordinary activities income and expense			
Proceeds (net) from sale of goods, products, works, services (less added value tax, excises and similar compulsory payments)	010	9,533,587	10,699,401
Production cost of sold goods, products, works, services	020	(8,707,548)	(10,096,350)
Gross profit	029	826,039	1,603,051
Business expenses	030	(6,520)	(6,129)
Administrative expenses	040	0	0
Sales profit (loss)	050	819,519	1,596,922
II. Other income and expense			
Interest receivable	060	13,752	4,940
Interest payable	070	(54,704)	(52,772)
Income from participation in other entities	080	4,025	4,476
Other income	090	7,116,809	383,999
Other expense	100	(3,423,830)	(619,541)
Profit (loss) before tax	140	4,475,571	1,318,024
Deferred tax assets	141	(32,385)	(10,918)
Deferred tax liabilities	142	(118,916)	(64,569)
Current profit tax	150	(893,497)	(392,339)
Other similar compulsory payments	180	(187,422)	(232,153)
Net profit (loss) for the accounting period	190	3,243,351	618,045
FOR REFERENCE			
Constant tax liabilities (assets)	200	(29,339)	151,500
Base profit (loss) per share	201	-	-
Diluted profit (loss) per share	202	-	-

BREAKDOWN OF SOME PROFIT AND LOSS ITEMS

Description	Line code	For the accounting period		For the same period of the previous year	
		Profit	Loss	Profit	Loss
1	2	3	4	5	6
Acknowledged fines, default interest and penalties or fines, default interest and penalties with respect to which a court (arbitration court) collection judgment has been received	210	2,400	21,355	3,888	1,128
Profit (loss) of previous years	220	(106)	(428)	10,579	13,362
Compensation for damages caused by a non-performance or improper					

performance of obligations	230	0	0	0	0
Exchange differences under foreign exchange transactions	240	-	2	10	18
Provision to cover losses	250	X	243,868	X	-
Writing off accounts receivable and payable with expired limitation period	260	10,001	49,414	23	166
	270	0	0	0	0

7.3. Consolidated financial statements of the Issuer for the last complete fiscal year

Consolidated financial statements of the Issuer for 2006 are presented in Appendix No. 1.
Consolidated financial statements to IFRS for the year ended 31 December, 2006 are presented in Appendix No. 2.

7.4. Details of the accounting policy of the Issuer

During the first six months of 2007 no changes were introduced into the accounting policy of OAO Kuzbassenergo approved by the OAO Kuzbassenergo Order No. 732 of 29.12.2006.

7.5. Total amount of export, as well as export share in total sales

The Issuer does not export energy outside the Russian Federation.

7.6. Details of cost of real estate and material changes in structure of the Issuer's real estate occurred after the date of the last complete fiscal year closure.

Material changes in structure OAO Kuzbassenergo real estate occurred within 12 months before the accounting quarter closure date: According to the resolution of the Board of Directors of OAO Kuzbassenergo in January, 2007 the Company acquired power and heat generating permanent assets of OAO Altaienergo in the city of Barnaul and in the city of Biysk of Altai territory to the amount of 2,967,754 thousand RUB, including industrial buildings to the amount of 1,289,156 thousand RUB Besides, in order to provide for uninterrupted functioning of the production process, the Company acquired production supplies (coal, chemical agents, other consumables and materials).

Real estate cost as of the end of the accounting period

	Total value, thousand RUB (account 01)	Accumulated depreciation (account 02)	Depreciated value, thousand RUB
Permanent assets value, total	48,735,971	30,999,677	17,736,294
Including: Buildings	9,570,000	3,562,174	6,007,826
Structures	13,409,382	8,892,390	4,516,992
Land lots	439,810	0	439,810

7.7. Details of Issuer participation in litigations (if such participation can materially affect financial and economic activities of the Issuer)

During 3 years preceeding the date of closure of the accounting quarter, ther were no any litiga-

tions which could materially affect the Issuer's activity.

1. Claims instituted against OAO Kuzbassenergo and being under consideration as of 01.07.2007:

1.1. Claim of GU Kuzbass Energy Saving Centre for recovery of debt on deduction of earmarked funds for implementation of the regional energy saving program to the amount of 115,468,115.30 RUB By the resolution of 08.06.2007 the claim was satisfied.

1.2. Claim of GU Kuzbass Energy Saving Centre for recovery of debt on deduction of earmarked funds for implementation of the regional energy saving program to the amount of 14,185,630 RUB By the decision of the court of first instance the claim was satisfied to the amount of 13,737,160 RUB The award of the appellate instance arbitration court of 26.12.2006 left the decision in force. By the cassational instance court judgement of 03.05.2007 judicial acts on the case were reversed, and the case was sent for reconsideration. By interlocutory judgement of 26.06.2007 the proceeding were appointed for 15.08.2007. Arbitration assessors were engaged to participate in the case.

2. Claims presented by OAO Kuzbassenergo and being under consideration as of 01.07.2007:

2.1. For annulment of resolution of the Inspectorate of the Ministry of Taxation of the Russian Federation for the city of Kemerovo regarding additional assessment of profit tax for 2001 to the amount of 39,517,096 RUB and default interest to the amount of 4,285,215 RUB, additional profit tax payments to the amount of 2,469,819 RUB and fine to the amount of 7,903,419 RUB due to application of mobilisation benefit with respect to the property tax for 2001. By the decision of the court of first instance of 18.10.2005. OAO Kuzbassenergo the claims were satisfied, the appellate instance resolution of 20.12.2005 left the decision in force. By the cassational instance court judgement of 19.04.2006 the case was sent for reconsideration. By the decision of the court of first instance of 01.06.2006 the claims were satisfied. The appellate instance resolution of 03.08.2006 left the decision without change. By the cassational instance court judgement of 15.11.2006 the case was sent for a new trial. By the decision of the court of first instance of 22.02.2007 the resolution of the taxation authority was nullified regarding additional payments under the profit tax, while other claims were rejected. The appellate instance resolution of 03.05.2007 affirmed the decision. OAO Kuzbassenergo is now preparing a cassation appeal.

2.2. For annulment of the requirement of the Russian Federation Federal Taxation Service Interregional Inspectorate for large tax bearers No. 4 for payment of the VAT default interest amounting to 56,542,807.12 RUB By the decision of the court of first instance of 10.08.2006 the claim was satisfied. The award of the appellate instance arbitration court of 29.11.2006 affirmed the decision. By the cassational instance court judgement of 14.03.2007 the case was sent for a new trial to the court of first instance. By the resolution of 14.06.2007 the claim was satisfied.

2.3. For annulment of resolution No. 02-47/013 of 09.06.2007 of the Russian Federation Federal Taxation Service Interregional Inspectorate for large tax bearers No. 4 (based on results of field tax inspection) regarding additional assessement of 82,335,149 RUB of profit tax, 48,109,665 RUB of VAT, and 26,088,963 RUB of fine, as well as the respective amounts of default interests. The claim is submitted to the arbitration court of the city of Moscow.

2.4. For annulment of resolution No. 1 of 09.03.2007 of the Russian Federation Federal Taxation Service Interregional Inspectorate for large tax bearers No. 4 (about collection of the default interest) to the amount of 149,784,997 RUB By the decision of the court of first instance of 25.05.2007 the claim was satisfied. Russian Federation Federal Taxation Service Interregional Inspectorate for large tax bearers No. 4 filed an appeal.

VIII. Additional data on the Issuer and on equity securities placed by it

8.1. Additional data on the Issuer

8.1.1. Details of amount and structure of the authorised (share) capital (unit fund) of the Issuer

Amount the authorised capital of the Issuer (RUB): *606 163 800.*
Authorised capital breakdown by shares classes: *Common shares.*
Total nominal value (RUB): *606 163 800.*
Share in the authorised capital: *100,00 %.*
Preference shares: *none.*

A part of OAO Kuzbassenergo shares in the form of depository receipts (American depository receipts) circulate beyond the Russian Federation.
Program level and status: sponsored level-1 ADR, number of shares per 1 ADR: 10,
Depositary bank - THE BANK OF NEW YORK INTERNATIONAL NOMINEES, the depositary agreement was signed on 23 October, 1997. ADRs are traded at the Berlin and Frankfurt stock exchanges.
As of 30.06.2007 the number of shares deposited under depository receipts, was ..., i.e. ...% of the authorised capital and total number of votes.

8.1.2. Details on change of the amount of the authorised (share) capital (unit fund) of the Issuer

For the last five years the authorised capital of OAO Kuzbassenergo has not changed.

8.1.3. Details of formation and use of the reserve fund, as well as other funds of the Issuer

The amount of the reserve fund is established by the Company Charter and cannot be less than five percent (5%) of the authorised capital of the Company. The reserve fund is formed by compulsory yearly deductions made until it reaches the amount established by the Company Charter. The amount of yearly deductions is specified by the Charter Company, but it can not be less than 5 (five) percent of the Company's net profit. The reserve fund shall be used exclusively for dedicated purposes. The Company reserve fund is intended for covering Company losses, as well as for repayment of Company bonds and redemption of Company shares if no other funds are available.

Details of the reserve and other funds of the Company (thousand RUB)

Description	Balance as of the beginning of the financial year	Deductions during the accounting period	Allocated (used) during the accounting period	Balance as of the end of the financial year
Reserve fund	30 308	-	-	30 308
Accumulation fund	362 373	109 439	-	471 812
Social fund	7 914	-	29	7 885

8.1.4. Details of procedure of convocation and holding of meetings of the supreme management body of the Issuer

Name of the supreme management body of the Issuer: *General Meeting of shareholders.*

Procedure of shareholder notification about convocation of the meeting:

The notice of the General Meeting of shareholders shall not later than 30 (Thirty) days prior to the scheduled date of the meeting be published by the Company in the "Rossiyskaya Gazeta" newspaper.

Persons (bodies) authorized to call (to require convocation of) an extraordinary meeting of the supreme management body of the Issuer, as well as the procedure for sending such requests:

An extraordinary General Meeting of shareholders of the Company shall be held by the resolution of the Board of Directors of the Company by its own initiative, on demand of the Audit Committee of the Company, the Auditor of the Company, as well as the shareholder (shareholders) holding at least 10 (Ten) percent of voting shares in the Company as of the date of presentation of the request.

Convocation of an extraordinary General Meeting of shareholders on demand of the Audit Committee of the Company, the Auditor of the Company, or the shareholder (shareholders) holding at least 10 (Ten) percent of voting shares in the Company shall be arranged by the Board of Directors of the Company.

The request of convocation of an extraordinary General Meeting of shareholders of the Company shall specify matters to be included into the agenda of the meeting.

Person(s) demanding convocation of an extraordinary General Meeting of shareholders of the Company shall have the right to suggest draft resolution of the extraordinary General Meeting of shareholders of the Company, and the form of holding of the General Meeting of shareholders.

The Board of Directors of the Company is not authorized to amend the wording of the agenda items, the wording of resolutions on such items and to change the suggested form of holding of the extraordinary General Meeting of the shareholders called on demand of the Audit Committee of the Company, the Auditor of the Company, or the shareholder (shareholders) holding at least 10 (Ten) percent of voting shares in the Company.

In case the request of convocation of an extraordinary General Meeting of shareholders of the Company is submitted by a shareholder (shareholders), it should contain the name (business name) of the shareholder (shareholders) requiring convocation of the meeting, and data on amount and class (type) of shares in the Company held by him (them).

The request of convocation of an extraordinary General Meeting of shareholders of the Company shall be signed by the person (persons) requiring convocation of the extraordinary General Meeting of shareholders of the Company.

Procedure for determination of the date of holding of the meeting of the supreme management body of the Issuer:

Determination of the date of holding of a General Meeting of shareholders refers to the exclusive competence of the Board of Directors of the Company. At preparation for holding of a General Meeting of shareholders the Board of Directors shall establish the date of holding of the General Meeting of shareholders.

Annual General Meeting of shareholders of the Company shall be held not earlier than two months and not later than six months after the end of the fiscal year.

An extraordinary General Meeting of shareholders called on demand of the Audit Committee of the Company, the Auditor of the Company, or the shareholder (shareholders) holding at least 10 (Ten) percent of voting shares in the Company, shall be held within 40 (Forty) days since the date of submission of the request of calling the extraordinary General Meeting of shareholders of the Company.

In case the offered agenda of the extraordinary General Meeting of shareholders contains an issue of election of members of the Board of Directors of the Company, the General Meeting of shareholders shall be held within 70 (Seventy) days since the date of submission of the request of calling the extraordinary General Meeting of shareholders of the Company.

Persons authorized to suggest items of the agenda of a meeting of the supreme management body of the Issuer:

The shareholders (shareholder) of the Company holding in the aggregate at least 2 (Two) percent of voting shares in the Company, may suggest items of the agenda of the annual General Meeting of shareholders and put forward candidates for the members of the Board of Directors of the Company and the Audit Committee of the Company within the limits of the quantitative composition ofthe respective body.

Such suggestions shall be submitted to the Company at lerast 60 (Sixty) days after the end of the fiscal year.

A suggestion on entering items into the agenda of the General Meeting of shareholders and on putting forward candidates shall be submitted in writing and shall specify the name (business name) of the shareholder (shareholders) submitting the same, the number and the class (type) of shares held by him (them) and shall be signed by such shareholder (shareholders).

The suggestion on entering items into the agenda of the General Meeting of shareholders should contain the wording of each suggested item, and the proposal on putting forward of candidates - the name and the details of the identity document (series and/or number, date and place of issue, the authority which issued the document) of each candidate put forward, as well as the name of the body wherein the candidate was put forward.

Persons who are authorized to familiarise themselves with the information (materials) presented for preparation and holding of a meeting of the supreme management body of the Issuer, as well as the procedure for familiarisation with such information (materials):

Persons entitled to attend a General Meeting of shareholders are authorized to familiarise themselves with the information (materials) presented for preparation and holding of the meeting.

Information (materials) concerning the agenda of a General Meeting of shareholders shall within 20 (Twenty) days, and in case of a General Meeting of the shareholders whose agenda contains a matter of Company reorganisation, within 30 (Thirty) days before the scheduled date of the General Meeting of shareholders shall be made available to persons entitled to attend the General Meeting of shareholders in the premises of the executive body of the Company and other places whose addresses are specified in the notice of the General Meeting of shareholders. This information (materials) shall be made available to persons attending the General Meeting of shareholders during the meeting.

The procedure of familiarisation of persons entitled to attend the General Meeting of shareholders with the information (materials) concerning the agenda of the General Meeting of shareholders and the list of such information (materials) shall be established by the resolution of the Board of Directors of the Company.

Procedure for announcement (bringing to the notice of the Issuer's shareholders (members)) of decisions taken by the supreme management body of the Issuer, as well as of voting results:

The results of voting as well as the decisions taken by the General Meeting of shareholders of the Company may be announced at the General Meeting of shareholders of the Company.

In the event when the voting results and the decisions taken by the General Meeting of shareholders of the Company have not been announced on the General Meeting of shareholders, within 10 (Ten) days after drawing up the statement of the voting results the decisions taken by the General Meeting of shareholders of the Company, as well as the voting results shall be published by Company in the "Rossiyskaya Gazeta" newspaper in the form of the report of voting results.

8.1.5. Details of business entities in which the Issuer holds at least 5 percent of the authorised (share) capital (unit fund) or at least 5 percent of common shares

Details of joint-stock companies (subsidiary and associated companies) in which OAO Kuzbassenergo has an interest amounting to at least 20% of total number of common shares are presented in paragraph 3.5. of the Report.

Details of business entities in which OAO Kuzbassenergo holds

at least 5% of the authorised capital

Full and short business name: ***Limited Partnership Yugo-Zapad, TOO Yugo-Zapad.***
Place of business: ***Russia, city of Kemerovo, Predzavodskaya street, 10.***
Issuer's share in the authorised capital of the entity: *7.69 %.*
Entity's share in the authorised capital of the Issuer: ***none.***

Full and short business name: ***Limited Liability Company Journal of Kuzbas Fuel-and-Power Sector and Resources, OOO Journal of Kuzbas Fuel-and-Power Sector and Resources.***
Place of business: ***650099, city of Kemerovo, Sovetskiy prosp., 63.***
Issuer's share in the authorised capital of the entity: *6.7 %.*
Entity's share in the authorised capital of the Issuer: ***none.***

8.1.6. Details of material transactions made by the Issuer

During the period from 01.04.2007 to 30.06.2007 OAO Kuzbassenergo has not made any transactions the amount of liabilities under which is 10 and more percent of the book value of the Issuer's assets according to its financial statements for the last accounting period.

8.1.7. Details of credit ratings of the Issuer

During 5 last complete financial years no credit rating was assigned either to the Issuer or its securities.

8.2. Details of each class (type) of the Issuer shares

Full name of the class/type of shares: ***common registered uncertificated shares.***
Par value: ***1 (one) rouble.***
Number of outstanding shares: ***606,163,800.***
Number of additional shares being allocated: ***none.***
Number of declared shares: ***none.***
Number of treasury shares: ***none.***

By the order of the Federal Commission on Securities of Russia No. 03-1210/p of 24 June, 2003 additional issues of equity securities of Kuzbass Power and Electrification Open Joint-Stock Company, were consolidated and, as a result, the following state registration numbers assigned to the issues of common registered uncertificated shares of Kuzbass Power and Electrification Open Joint-Stock Company were cancelled:

39-1n-00374 of 25.07.1994 (floatation method: private offering; floatation period: 12.01.1994 - 21.01.1994; current status of the issue: the floatation is completed; number of actually placed securities of the issue according to the registered report on results of the issue: 3,030,819 shares);

39-1-00970 of 23.11.1995 (floatation method: allocation to shareholders; floatation period: 23.11.1995 - 23.11.1995; current status of the issue: the floatation is completed; number of actually placed securities of the issue according to the registered report on results of the issue: 603,132,981 shares).

The above issues of common registered uncertificated shares of Kuzbass Power and Electrification Open Joint-Stock Company were assigned the state registration number 1-01-00064-A of 24 June, 2003.

The Registrar, OAO Central Moscow Depositary on 18 July, 2003 consolidated the additional issues in the Register of holders of registered securities of OAO Kuzbassenergo.

Shareholder rights attached to common shares:

According to Article 6 of the Charter of OAO Kuzbassenergo "Company shareholders' rights" each common registered share of the Company provides to each shareholder equal rights.

Shareholders holding common registered shares in the Company have the right:

1) to attend in person or through their representatives General Meetings of shareholders of the Company and to vote thereon on all issues within the terms of reference of the meeting;

2) to suggest items to the agenda of the General Meeting according to the procedure provided for by the current legislation of the Russian Federation and the Charter;

3) to receive information on Company's activities and to review Company documents according to Article 91 of the Federal Law "On Joint-Stock Companies", other statutory regulations and the Charter;

4) to receive dividend declared by the Company;

5) of pre-emption with respect to additional shares placed by subscription and equity securities convertible into shares pro rata to the number of common shares held by them, in cases stipulated by the legislation of the Russian Federation;

6) in case of liquidation of the Company, to receive a part of its assets;

7) to exercise other rights provided for by the legislation of the Russian Federation and the Charter.

8.3. Details of previous issues of equity securities of the Issuer, except for the Issuer's shares

Only common shares are outstanding, no other equity securities were issued by the Issuer.

8.3.1. Details of issues of which all securities are redeemed (cancelled)

Only common shares are outstanding, no other equity securities were issued by the Issuer.

8.3.2. Details of issues of which securities are outstanding

Only common shares are outstanding, no other equity securities were issued by the Issuer.

8.3.3. Details of issues of Issuer's liabilities with respect to which securities are defaulted

Only common shares are outstanding, no other equity securities were issued by the Issuer.

8.4. Details of the person (persons) who provided security under the bonds of the issue

The Issuer has not issued or placed any bonds.

8.5. Terms and conditions of performance of obligations on the issue bonds

The Issuer has not issued or placed any bonds.

8.5.1. Terms and conditions of performance of obligations on mortgage bonds

The Issuer has not issued or placed any mortgage bonds.

8.6. Details of organisations in charge of record-keeping of titles to equity securities of the Issuer.

The Register of holders of registered securities of OAO Kuzbassenergo is maintained by the Registrar.

Full and short business names: ***Open Joint-Stock Company Central Moscow Depositary, OAO Central Moscow Depositary or OAO CMD.***

Place of business: ***107078, Moscow, Orlikov per., 3, bldg B***

Licence: *for carrying out registrar activity.*

Licence number: *10-000-1-00255*

Date of issue: *13.09.2002*

Period of validity: *unlimited*

The authority which issued the licence: *Federal Commission for Stock Market of Russia.*

Date from which the Register of registered securities of the Issuer has been maintained by this registrar: *03.01.2002*

The Issuer, OAO Kuzbassenergo, on the basis of agreement (FE) No. 49/OW concluded with the Registrar, OAO Central Moscow Depositary, on 19.06.2001 carries out the functions of a transfer agent.

The information on OAO Central Moscow Depositary, as well as on transfer agents of the Registrar is available on Company website in section "To shareholders and investors" at http://www.kuzbassenergo.ru/invest/

8.7. Details of statutory acts regulating capital import and export issues which may affect disbursement of dividend, interest and other payments to non-residents

The basic statutory acts regulating capital import and export issues is the Russian Federation Law No. 173-FZ of 10 December, 2003 "On foreign exchange control and regulation" (as amended on 29.06.2004).

Besides, a number of Federal Laws ratifies double taxation treaties between the Russian Federation and foreign countries. As of today double taxation treaties have been concluded with more than 50 countries. For example:

1. Federal Law No. 167-FZ of 17 July 1999 "On ratification of the Agreement between the Government of the Russian Federation and the Government of the Republic of Cyprus for the avoidance of double taxation with respect to taxes on income and on capital".

2. Federal Law No. 18-FZ of 8 February, 1998 "On ratification of the Convention between the Government of the Russian Federation and the Government of the French Republic for the avoidance of double taxation and the prevention of fiscal evasion, as well as violation of tax legislation with respect to taxes on income and on property".

3. Federal Law No. 65-FZ of 19 March, 1997 "On ratification of the Convention between the Government of the Russian Federation and the Government of The United Kingdom of Great Britain and Northern Ireland for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains" and Agreements between the Government of the Russian Federation and the Government of The United Kingdom of Great Britain and Northern Ireland of 15 February, 1994 concluded in the form of exchange of notes on application of specific provisions of the Convention.

4. Convention of 18.10.1996 between the Government of the Russian Federation and the Government of the Republic of Kazakhstan for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital.

5. Federal Law No. 158-FZ of 18 December, 1996 "On ratification of the Agreement between the Russian Federation and the Federal Republic of Germany for the avoidance of double taxation with respect to taxes on income and on property".

6. Treaty between the Russian Federation and the United States of America for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital (Washington, 17 June, 1992).

7. Agreement of 08.02.1995 between the Government of the Russian Federation and the Government of Ukraine for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on property.

8. Federal Law No. No. 69-FZ of 14.06.2002 "On ratification of the Agreement between the Government of the Russian Federation and the Government of the Republic of Tajikistan for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and

on property".

9. Federal Law No. 60-FZ of 28.05.2001 "On ratification of the Agreement between the Government of the Russian Federation and the Government of the Republic of Moldova on encouragement and mutual protection of investments".

10. Etc.

8.8. Description of the procedure of taxation of income on the Issuer's equity securities (either placed or being offered)

The procedure of taxation of income on the Issuer's securities is regulated by the Tax Code of the Russian Federation.

The information presented hereunder is of a general character. It is based on Russian legislation effective as of date of preparation of this report and is subject to changes in the future.

Taxation of dividend income of legal entities on placed securities

Sl No.	Investor class	
	Legal entities - tax residents of the Russian Federation	Foreign legal entities - (non-residents) drawing income from sources located in the Russian Federation
1. Name of income on placed securities	Dividend	
2. Name of tax on income on securities	Corporate profit tax	
3. Tax rate	9%	15%
4. Tax payment procedure and time limits	The tax withheld at payment of the income shall be transferred to the budget by the fiscal agent (OAO Kuzbassenergo) within 10 days from the date of payment of the income	
5. Particularities of taxation procedure for this class of investors	The tax amount to be withheld from incomes of the tax bearer receiving the dividend is calculated by the fiscal agent proceeding from the total amount of tax and the share of each tax bearer in the total amount of dividend. Total amount of tax is determined as a product of the tax rate and the difference between the amount of dividend distributed to shareholders (members) in the current tax period less the amount of dividend payable by the fiscal agent to foreign entities and/or individuals non-residents of the Russian Federation in the current tax period, and the amount of dividend received by the fiscal agent in the current accounting (tax) period and the previous accounting (tax) period, unless these amounts of dividend were taken into account earlier for determining taxable dividend income. If the obtained difference is negative, no tax liability arise and no refund from the budget is made (Article 275 of the Tax Code of the Russian Federation). The incomes of unit investment	The tax on income received by a foreign entity from sources located in the Russian Federation is calculated as a product of the amount of income and the tax rate. The fiscal agent shall calculate and withdraw the amount of tax on dividend income paid to foreign entities in all cases of payment of such incomes, except for: - cases of payment of incomes which according to international treaties (agreements) are not taxed in the Russian Federation provided the foreign entity presents to the fiscal agent a confirmation stipulated by item 1 of Article 312 of the Tax Code the Russian Federation. In case of payment by the fiscal agent to the foreign entity of incomes which according to international treaties (agreements) are taxed in the Russian Federation at reduced rates, the fiscal agent shall calculate and withdraw the amount of tax on income using the respective reduced rates provided the foreign entity presents to the fiscal agent a confirmation stipulated by item 1 of Article 312 of the Tax Code the Russian Federation. If the foreign entity entitled to the income of confirmation stipulated by item 1 of Article 312 of the Tax Code the Russian Federation submits to the fiscal agent paying the income before the date of payment of the income with respect to which

Sl No.	Investor class	
	Legal entities - tax residents of the Russian Federation	Foreign legal entities - (non-residents) drawing income from sources located in the Russian Federation
	funds, as well as incomes of entities applying special taxation procedures (simplified taxation system, single agricultural tax) are not taxable (subject to availability of documents confirming the status of the unit investment fund and the application of special taxation procedures).	an international treaty of the Russian Federation provides for a preferential regime of taxation in the Russian Federation, such income shall be exempt of tax withholding at source of payment or the tax to be withheld at payment source shall be withheld at reduced rates. Previously withheld tax on income paid to foreign entities with respect to which international treaties of the Russian Federation regulating taxation issues provide for a special regime of taxation may be refunded subject to presentation of the following documents: - application for refunding of the tax withheld according to the form established by the competent federal executive authority in charge of tax control and supervision; - confirmation that such foreign entity as of the moment of payment income had a permanent place of business in the country with which the Russian Federation has an international treaty (agreement) regulating taxation issues certified by a competent authority of the respective foreign country; - copy of the agreement (or another document) according to which the income was paid to the foreign legal entity, and copies of payment documents confirming the transfer of the amount of the tax to be refunded to the budget system of the Russian Federation (to the respective account of the Federal Treasury). If the aforementioned documents are executed in a foreign language, the taxing authority may require their translation into Russian. No notarization of contracts, payment documents and their translation into Russian is required. No other documents besides those mentioned above shall be requested from the investor. The application for refunding of taxes earlier withheld in the Russian Federation, as well as other documents mentioned in this item shall be presented by the foreign recipient of the income to the taxing authority in the place of registration of the fiscal agent within three years from the end of the fiscal period in which the income was paid. The tax earlier withheld (and paid) shall be refunded by the taxing authority in the place of registration of the fiscal agent in the currency of the Russian Federation upon filing of the application and other documents.
6. Legislative and statutory acts regulating the procedure of taxation of the above income	Chapter 25 of the Tax Code of the Russian Federation "Corporate Profit Tax"	

Taxation of dividend income of individuals on placed securities

<table>
<tr><th rowspan="2">Sl No.</th><th colspan="2">Investor class</th></tr>
<tr><th>Individuals - tax residents of the Russian Federation</th><th>Non-resident individuals drawing income from sources located in the Russian Federation</th></tr>
<tr><td>1. Name of income on placed securities</td><td colspan="2">Dividend</td></tr>
<tr><td>2. Name of tax on income on securities</td><td colspan="2">Individual income tax</td></tr>
<tr><td>3. Tax rate</td><td>9%</td><td>30%</td></tr>
<tr><td>4. Tax payment procedure and time limits</td><td colspan="2">The individual income tax on amount of dividend paid to individual shareholders of OAO Kuzbassenergo shall be calculated and withheld by the fiscal agent, OAO Kuzbassenergo. The accrued amount of tax shall be withheld directly from incomes of the tax bearer at their actual payment. The individual income tax shall be paid to the budget by OAO Kuzbassenergo on the day of actual dividend disbursement or at transfer of dividend to the bank account of individual shareholders of OAO Kuzbassenergo (Article 226 of the Tax Code the Russian Federation).</td></tr>
<tr><td>5. Particularities of taxation procedure for this class of investors</td><td>The tax amount to be withheld from incomes of the tax bearer receiving the dividend is calculated by the fiscal agent proceeding from the total amount of tax and the share of each tax bearer in the total amount of dividend.
Total amount of tax is determined as a product of the tax rate and the difference between the amount of dividend distributed to shareholders (members) in the current tax period less the amount of dividend payable by the fiscal agent to foreign entities and/or individuals non-residents of the Russian Federation in the current tax period, and the amount of dividend received by the fiscal agent in the current accounting (tax) period and the previous accounting (tax) period, unless these amounts of dividend were taken into account earlier for determining taxable dividend income. If the obtained difference is negative, no tax liability arise and no refund from the budget is made.</td><td>For individual shareholders of OAO Kuzbassenergo who presented documents confirming their actual staying in the territory of the Russian Federation for at least 183 calendar days within 12 consecutive months (border control stamps in the passport, agreement for rendering services, other documents) OAO Kuzbassenergo may calculate the individual income tax at a rate of 9%.</td></tr>
<tr><td>6. Legislative and statutory acts regulating the procedure of taxation of the above income</td><td colspan="2">Tax Code of the Russian Federation, Part 2, Chapter 23 "Individual income tax" (as amended), Article 275 of the Tax Code of the Russian Federation.</td></tr>
</table>

Taxation of income of legal entities from sale of placed securities, as well as from interest on the Issuer bonds.

Sl No.	Investor class	
	Legal entities - tax residents of the Russian Federation	Foreign legal entities - (non-residents) drawing income from sources located in the Russian Federation
1. Name of income on placed securities	Income from sale of securities, as well as interest on the Issuer bonds	Income from sale of shares in Russian entities more than 50% of assets of which consist of real estate located in the territory of the Russian Federation, as well as interest on the Issuer bonds
2. Name of tax on income on securities	Corporate profit tax	
3. Tax rate	24% of which 6% are paid to the federal budget, 16% to the budgets of constitruent entities of the Russian Federation and 2% to local budgets. Legislative authorities of constitruent entities of the Russian Federation may reduce for specific classes of tax bearers the tax rate to the extent of tax amounts paid to the budgets of constitruent entities of the Russian Federation down to 10.5%.	20%
4. Tax payment procedure and time limits	Tax payable at the expiration of the tax period shall be paid not later than 28 March of the year following the expired tax period. Quarterly advance payments shall be paid within 28 days from the end of the respective accounting period. Monthly advance payments shall be paid at the latest on the 28th day of each month of this accounting period. Tax bearers calculating monthly advance payments proceeding from actually received profit shall pay advance payments at the latest on the 28th day of the month following the accounting period. Based on results of the accounting (tax) period the amounts of monthly advance payments paid during the accounting (tax) period shall be set off at payment of advance payments based on results of the accounting period. Advance payments based on results of the accounting period shall be set off on account of tax payment for the tax period.	The tax shall be calculated and withheld by the Russian entity paying the income of the foreign entity at each payment of the income and shall be transferred by the fiscal agent to the federal budget simultaneously with the income payment in the currency of payment of this income, or in the currency of the Russian Federation at the rate of the Central Bank of the Russian Federation as of the date of the tax amount transfer.
5. Particularities of taxation procedure for this class of investors		If the foreign entity submits to the fiscal agent paying the income before the date of payment of the income a confirmation that such foreign entity has a permanent place of business in the country with which the Russian Federation has an international treaty (agreement) regulating taxation issues regarding the income with respect to which an international treaty provides for a preferential regime of taxation in the Russian Federation, such income

Sl No.	Investor class	
	Legal entities - tax residents of the Russian Federation	Foreign legal entities - (non-residents) drawing income from sources located in the Russian Federation
		shall be exempt of tax withholding at source of payment or the tax shall be withheld at reduced rates.
6. Legislative and statutory acts regulating the procedure of taxation of the above income	Chapter 25 of the Tax Code of the Russian Federation "Corporate Profit Tax"	

Taxation of income of individuals from sale of placed securities, as well as from interest on the Issuer bonds.

Sl No.	Investor class	
	Individuals - tax residents of the Russian Federation	Non-resident individuals drawing income from sources located in the Russian Federation
1. Name of income on placed securities	Income from sources located in the Russian Federation includes: - interest received from a Russian entity, as well as interest received from Russian individual entrepreneurs and/or foreign entities in connection with activity of its permanent representative office in the Russian Federation; - income from sale in the Russian Federation of shares or other securities, as well as equity interest in the authorised capital of legal entities. Profit (loss) from sale of securities determined as a difference between the amounts of proceeds received from sale of securities and documented expenses for acquisition, sale and safekeeping of securities actually incurred by the tax bearer, or property-related tax deductions accepted on account of decrease of income from the sale-and-purchase transaction.	
2. Name of tax on income on securities	Individual income tax	
3. Tax rate	13%	30%
4. Tax payment procedure and time limits	Tax amount shall be calculated and paid by the fiscal agent upon the end of the tax period (calendar year) or at payment of the tax bearer money before the expiration of the next tax period. At payment of money before the expiration of the next tax period the tax shall be paid from the income share corresponding to the actual amount of money paid.	
5. Particularities of taxation procedure for this class of investors	Since 01.01.2002 if documentary evidence of expenses is not available, the individual may take advantage of a property-related tax deduction to the amount received from sale of securities, but not exceeding 125,000 roubles. In case of sale of securities held by the tax bearer for three years and more, the property-related tax deduction shall be provided to the amount received by the tax bearer at sale of securities.	Avoidance of double taxation. To be exempted from taxes, to obtain tax deductions or other tax benefits the tax bearer should present to taxation authorities of the Russian Federation an official confirmation that he/she is a resident of the country with which the Russian Federation concluded a treaty (agreement) for avoidance of double taxation effective for the respective tax period (or a part thereof). Such confirmation may be presented either before the tax payment or within one year after the termination of that tax period based on results of which the tax bearer claims for obtaining tax exemption, tax deductions or other tax benefits.
6. Legislative and statutory acts regulating the procedure of taxation of the above income	Chapter 23 of the Tax Code of the Russian Federation "Individual income tax" (as amended).	

8.9. Details of declared (calculated) and disbursed dividend on Issuer shares, as well as on income on Issuer bonds

Following the results of 2002, *the annual General Meeting of shareholders of OAO Kuzbassenergo on 02 June, 2003 approved the following resolution: "Not to pay dividend on common shares in the Company based on results of 2002" (Minutes No. 11 of 11.06.2003). In 2002 net loss amounted to 531,606 thousand RUB. Therefore the Board of Directors at its meeting held on 16 April, 2003 recommended to the General Meeting of shareholders not to pay dividend for 2002 on common shares in the Company.*

Following the results of 2003, *the annual General Meeting of shareholders of OAO Kuzbassenergo on 24 June, 2004 approved the following resolution: "Not to pay dividend on common shares in the Company based on results of 2003 (Minutes No. 12 of 30 June, 2004). Net profit in 2003 amounted to 790 thousand RUB, by the resolution of the annual General Meeting the profit was distributed as follows: Reserve fund to the amount of 40 thousand RUB and Accumulation fund to the amount of 750 thousand RUB.*

Following the results of 2004, *the annual General Meeting of shareholders of OAO Kuzbassenergo on 27 June, 2005 approved the following resolution: "Not to pay dividend on common shares in the Company based on results of 2004 (Minutes No. 13 of 04 July, 2005). As a result of financial and economic activities for 12 months 2004 net loss amouned to 390,580 thousand RUB. Therefore the Board of Directors at its meeting held on 16 April, 2003 recommended to the General Meeting of shareholders not to pay dividend for 2004 on common shares in the Company.*

Following the results of 9 months of 2005, *the extraordinary General Meeting of shareholders of OAO Kuzbassenergo approved the following resolution: "To pay dividend on common shares of OAO Kuzbassenergo based on results of activity for 9 months 2005 at a rate of 0.670461 roubles per one common share of OAO Kuzbassenergo in cash within 60 days from the date of taking decision on dividend payment (Minutes No. 14 of 10.01.2006).*

Total amount of accrued dividend – 406,409,187.51 RUB

Following the results of 2005, *the annual General Meeting of shareholders of OAO Kuzbassenergo on 26.06.2006 passed the following resolution: "Since based on results of 9 months 2005 dividend at a rate of 0.670461 roubles per one common share was paid on Company common shares (Minutes No.14 of the General Meeting of shareholders of 30.12.2005), not to pay dividend on common shares in the Company for 2005 (Minutes No. 15 of 05.07.2006)".*

Following the results of the 1st quarter of 2006 *the annual General Meeting of shareholders of OAO Kuzbassenergo on 26.06.2006 passed the following resolution: "To pay dividend on common shares of OAO Kuzbassenergo based on results of the 1st quarter of 2006 at a rate of 0.329983 RUB per one common share in the Company in cash within 60 days from the date of taking decision on dividend payment (Minutes No. 15 of 05.07.2006). Total amount of accrued dividend – 200, 024 thousand RUB.*

Following the results of 2006, *were approved the annual General Meeting of shareholders of OAO Kuzbassenergo on 06.06.2007 passed the following resolution: "Since based on results of the 1st quarter of 2006 dividend at a rate of 0.329983 roubles roubles per one common share was paid on Company common shares (Minutes No. 15 of the General Meeting of shareholders of 26 June, 2006) not to pay dividend on common shares in the Company for 2006 (Minutes No. 17 of 15.06.2007).*

Following the results of the 1st quarter 2007, *the annual General Meeting of shareholders of OAO Kuzbassenergo on 06.06.2007 passed the following resolution: "To pay dividend on common shares in the Company based on results of the 1st quarter of 2007 at a rate of 0.018955 RUB per one common share in the Company in cash within 60 days from the date of taking decision on dividend payment (Minutes No. 17 of 15.06.2007).*

Total amount of accrued dividend – 11,489,834.83 RUB

The statement on dividend disbursement as of 30.06.2007 is presented in Appendix No. 3 to the quarterly report of the Issuer.

OAO Kuzbassenergo has not issued any bonds.

8.10. Other data

In compliance with the Regulations on Information Policy of OAO Kuzbassenergo, approved by the Board of Directors on 28.09.2006 (Minutes No. 6/12), this item item contains additional information on Company's activity.

8.10.1. Details of the amount of remuneration of the Registrar of the Company paid for the last complete fiscal year, as well as details of existing agreements concerning such payments in the current financial year.

Services of OAO Central Moscow Depositary are paid on the basis of concluded agreements.
The remuneration actually paid to the registrar for 2006 was the following:

Services rendered	Grounds	Remuneration paid, RUB
Maintenance and keeping of the Register of holders of registered securities	Supplementary agreement No. 4 of 22 December, 2004 to Agreement No. TsD/KUZ - No. 1 of 29 May, 2001	2,160,000.00
Software lease	Supplementary agreement No. 1 of 19 April, 2004 to Agreement (FE) No. 49/OW of 19 June, 2001 on establishing transfer agency relations	19,220.36
Presentation of the list of shareholders having the right to require the redemption	Agreement on payment of registered information No. 06-00747 of 26 January, 2006	18,888.00
Preparation and holding of general meetings of shareholders of five companies created as a result of spin-off from OAO Kuzbassenergo, 18.05.2006	Agreement No. TsD/Kuzbassen-SBR/V 1 of 29.03.2006; Agreement No. TsD/Kuzbassen No. 1 of 29.03.2006	456,279.73
Preparation and holding of the annual General Meeting of shareholders of OAO Kuzbassenergo on 26.06.2006	Agreement TsD/KUZB No. 1 of 17.05.2006; Agreement TsD/KUZB-SBR/G No. 1 of 17.05.2006	258,058.68
Preparation and holding of the extraordinary General Meeting of shareholders of OAO Kuzbassenergo on 25.12.2006	Agreement TsD/KUZB No. 2 of 29.11.2006; Agreement TsD/KUZB-SBR/IN No. 2 of 29.11.2006	291,137.15
80% of total fee for registration services rendered to registered persons	Agreement (FE) - No. 49/OW on establishing transfer agency relations of 19.06.2001	176,181.08

In 2007 the following agreements are effective: Supplementary agreement No. 4 of 22 December, 2004 to Agreement No. TsD/KUZ - No. 1 of 29 May, 2001; Agreement (FE) - No. 49/OW on establishing transfer agency relations of 19.06.2001; Supplementary agreement No. 1 of 19 April, 2004 to Agreement (FE) No. 49/OW of 19 June, 2001 on establishing transfer agency relations; Supplementary agreement No. 2 of 30 March, 2007 to Agreement (FE) No. 49/OW of 19 June, 2001 on establishing transfer agency relations.

8.10.2. Details of transactions (group of interconnected transactions) with subsidiary and associated companies, details of intracorporate transactions, transactions between and with subsidiary and associated companies, as well as transactions formally not coming within the scope of the definition of essential transactions, but nevetheless capable to influence Company's activity.

Reports of information about the transactions made by Company with the state companies:

Sl No.	Number and date of-agreement	Name of counterpart	Agreement subject	Agreement price, RUB
1.	020-6/2007 of 12.03.2007	Federal State Educational Institution of Additional Professional Education "Petersburg Power Professional Development Institute"	Instruction of specialists under corporate agreement No. 20/2007	71,460
2.	020-8/2007 of 09.04.2007	Federal State Educational Institution of Additional Professional Education "Petersburg Power Professional Development Institute"	Instruction of specialists under corporate agreement No. 20/2007	57,760
3.	62/07/4 of 27.04.2007	Federal State Unitary Enterprise Research-and-Production Enterprise Gamma	Rendering special scientific and technical services	57,898.60
4.	04-2470 of 07.02.2007	Land Resources and Land Development Department of the Administration of the city of Novokuznetsk	Lease of land lot cadastral number 42:30:04 11 071:0017 with an area of 160336 sq.m. for dismantling dams of former water-cooling pond of the West-Siberian Combined Heat and Power Station	2,828,327.04 per year
5.	No. НТиПМ/1/1 of 01.01.2007	Siberian Federal District Directorate of the Federal Agency for State Reserves (Siberian Territorial Directorate of Rosrezerv)	Storage of coal and fuel oil in the territories of Barnaul Combined Heat and Power Station-2, and Barnaul Combined Heat and Power Station-3	0,3% per year from the cost of stored coal and 0,2% per year from the cost of stored fuel oil at prices as of the date of dispatch for storage
6.	No. 87 of 15.05.2007	State Educational Institution of Higher Professional Education The Kuzbass State Technical University of the City of Kemerovo	Organisation and carrying out of extension courses for accountants and economists, 31.05 to 01.06.2007	59,500
7.	No. 020-11/2007 of 28.05.2007	Federal State Educational Institution of Additional Professional Education "Petersburg Power Professional Development Institute"	Instruction of specialists of branches: Novo-Kemerovskaya Combined Heat and Power Station, Kemerovskaya State District Power Sta-	53,280

			tion , Tom-Usinskaya State District Power Station under corporate agreement No. 20/2007	

No transactions between the Issuer and the members of management bodies of the Company were concluded in the 2nd quarter of 2007.

8.10.3. Details of formation and use of the reserve fund of the Company, as well as other funds of the Company

Information on Company reserve fund is presented in paragraph 8.1.3. of the Report.

8.10.4. Information on OAO Kuzbassenergo shares

8.10.4.1. Quotation lists

Common shares in OAO Kuzbassenergo are traded at main stock exchanges of Russia: Open Joint-Stock Company "Russian Trading System" Stock Exchange; Closed Joint-Stock Company Moscow Interbank Currency Exchange.

In 2006 common shares of OAO Kuzbassenergo were also traded within Classical Market system of Not-for-Profit Partnership "Russian Trading System" Stock Exchange.

Since 29 December, 2006 common shares of OAO Kuzbassenergo are excluded by NP RTS Stock Exchange from the List section "Securities admitted to trading, but not included into quotation lists" due to the resolution of the Board of Directors of NP RTS Stock Exchange of 12.09.2006 on transfer since 01 January, 2007 of the trading at the Classical market from NP RTS Stock Exchange to OAO RTS Stock Exchange.

Trading floors, codes assigned to shares and quotation lists in which securities of OAO Kuzbassenergo are included

Exchange	Exchange share code	Quotation lists
NP RTS Stock Exchange	KZBE	Securities admitted to trading but not included in quotation lists
OAO RTS Stock Exchange	KZBEG	Securities admitted to trading but not included in quotation lists
ZAO Moscow Interbank Stock Exchange	KZBE	Off-list securities

A part of OAO Kuzbassenergo shares in the form of depository receipts (American depository receipts) circulate beyond the Russian Federation.

Program level and status: sponsored level-1 ADR, number of shares per 1 ADR: 10, Depositary bank - THE BANK OF NEW YORK INTERNATIONAL NOMINEES, the depositary agreement was signed on 23 October, 1997. ADRs are traded at the Berlin and Frankfurt stock exchanges.

Market capitalisation of OAO Kuzbassenergo ADRs

Month	Nubmer of outstanding DRs, pcs	Price per one DR, $	Market capitalisation of ADRs, thousand $
January 2006	965,627	11.26	10,873
February 2006	965,627	16.00	15,450

March 2006	965,627	20.60	19,892
April 2006	957,713	21.60	20,689
May 2006	914,963	19.50	17,842
June 2006	843,677	18.00	15,186
August 2006	837,302	18.00	15,071
September 2006	837,302	13.00	10,885
October 2006	837,302	13.10	10,969
November 2006	804,365	18.20	14,639
December 2006	784,365	28.00	21,962
January 2007	716,200	30.50	21,844
February 2007	641,200	32.00	20,518
March 2007	629,200	35.80	22,525

8.10.4.2. Behaviour of prices for equity securities of the Company during the last complete fiscal year

Dynamics of quotations of common shares (for sale) is specified on the basis of data of NP RTS Stock Exchange in 2006 (USD).


3,5
3
2,5
2
1,5
1
0,5
0
Jan 06
Feb 06
Mar 06
Apr 06
May 06
Jun 06
Jul 06
Aug 06
Sep 06
Oct 06
Nov 06
Dec 06

Dynamics of quotations of common shares (for purchase) is specified on the basis of data of NP RTS Stock Exchange in 2006 (USD).


3
2,5
2
1,5
1
0,5
0
Jan 06 Feb 06 Mar 06 Apr 06 May 06 Jun 06 Jul 06 Aug 06 Sep 06 Oct 06 Nov 06 Dec 06

8.10.4.3. Total number and total cost of transactions with securities made at stock exchanges per each month and each quarter during the closed and current fiscal year

Dynamics of volumes of trading of common shares in OAO Kuzbassenergo according to NP RTS Stock Exchange for 2006, Classic stock market (Market and address transactions)

Period	Volume of trading, USD	Volume of trading, shares	Number of transactions, pcs
January	386,850.00	340,000	8
February	731,658.00	517,087	21
March	555,677.00	294,660	24
I quarter of 2006	**1,674,185.00**	**1,151,747**	**53**
April	274,250.00	125,000	7
May	151,480.00	73,000	8
June	64,500.00	35,000	4
II quarter of 2006	**490,230.00**	**233,000**	**19**
July	**No transactions**		
August			
September			
III quarter of 2006			
October	**No transactions**		
November	69,880.00	37,000	2
December	77,700.00	34,800	5
IV quarter of 2006	**476,500.00**	**71,800**	**7**
2006	**2,311,994.00**	**1,456,547**	**79**

Since 03 July, 2006 quotations on common registered shares of OAO Kuzbassenergo were removed from the Classical market of NP RTS because on 01 July registered were new new companies created upon reorganisation in the form of spin-off from OAO Kuzbassenergo .

Dynamics of volumes of trading of common shares of OAO Kuzbassenergo according to OAO Russian Trading System Stock Exchange for 2006, Exchange market (Market and address transactions)

Period	Volume of trading, RUB	Volume of trading, shares	Number of transactions, pcs
January	1,017.00	30	2
February	22,886.00	613	4
March	1,397,430.00	24,815	16
I quarter of 2006	**1,421,334.00**	**25,458**	**22**
II quarter of 2006	**No transactions**		
III quarter of 2006			
IV quarter of 2006			
2006	**1,421,334.00**	**25,458**	**22**

Dynamics of volumes of trading of common shares of OAO Kuzbassenergo according to OAO Russian Trading System Stock Exchange for the first six months of 2007, Classical stock market (Market and address transactions)

Period	Volume of trading, USD	Volume of trading, shares	Number of transactions, pcs
January	383,000	145,000	11
February	1,008,779	318,717	27
March	1,947,297	592,764	36
I quarter of 2007	**3,339,076**	**1,056,481**	**74**
April	844,655	226,300	22
May	1,159,646	336,100	14
June	215,546	63,400	5
II quarter of 2007	**2,219,847**	**625,800**	**41**

Dynamics of volumes of trading of common shares of OAO Kuzbassenergo according to OAO Russian Trading System Stock Exchange for the first six months of 2007, Exchange stock market (Market and address transactions)

Period	Volume of trading, RUB	Volume of trading, shares	Number of transactions, pcs
January	-	-	-
February	-	-	-
March	-	-	-
I quarter of 2007	-	-	-
April	-	-	-
May	1,067,400	12,000	2
June	870,000	10,000	2
II quarter of 2007	**1,937,400**	**22,000**	**4**

During the 1st quarter of 2007 the Issuer concluded 68 ex-pit transactions for a total amount of 150,842,010 RUB (the information on ex-pit transactions is disclosed according to the Order No. 06-67/пз-н of 22 June, 2006 of the Federal Service for Financial Markets of Russia "On approval of Regulations on disclosure of information regarding conclusion of transactions).

During the 2nd quarter of 2007 the Issuer concluded 26 ex-pit transactions for a total amount of 646,019,247 RUB.

Dynamics of volumes of trading of common shares of OAO Kuzbassenergo according to Moscow Interbank Stock Exchange for 2006

Period	Volume of trading, RUB	Volume of trading, shares	Number of transactions, pcs
January	4,168,720.00	134,700	55
February	9,776,073.00	231,700	193
March	4,018,602.00	81,200	77
I quarter of 2006	**17,973,395.00**	**447,600**	**325**
April	5,985,522.00	93,200	133
May	4,408,815.00	80,500	80
June	15,157,992.00	270,000	154
II quarter of 2006	**25,552,329.00**	**443,700**	**367**
July	1,082,998.00	26,400	71
August	3,070,082.00	78,400	42
September	1,015,601.00	25,100	28
III quarter of 2006	**5,168,681.00**	**129,900**	**141**
October	3,275,475.00	84,500	78
November	10,248,228.00	226,400	179
December	21,530,112.00	369,800	346
IV quarter of 2006	**35,053,816.00**	**680,700**	**603**
2006	**83,748,221.00**	**1,701,900**	**1 436**

Dynamics of volumes of trading of common shares of OAO Kuzbassenergo according to Moscow Interbank Stock Exchange for the first six months of 2007

Period	Volume of trading, RUB	Volume of trading, shares	Number of transactions, pcs
January	23,145,120.00	319,700	212
February	66,075,704.00	775,600	526
March	36,978,551.00	423,686	527
I quarter of 2006	**126,199,375.00**	**1,518,986**	**1,265**
April	40,046,789.00	410,500	498
May	16,115,241.00	178,800	217
June	32,938,408.00	367,500	425
II quarter of 2007	**89,100,438.00**	**956,800**	**1,140**

8.10.4.4. Trade institutors of the stock market

Full and short business name: ***OAO Russian Trading System Stock Exchange, OAO RTS Stock Exchange.***
Place of business: ***127006, Moscow, Dolgorukovskaya street, 38, bldg 1.***
Telephones: ***(495) 705-90-31, 705-9032, 733-9507, 500-3848 (Technical Support).***
Faxes: ***(495) 733-9703, 733-9515.***
Website: http://www.rts.ru/

Full and short business name: ***Closed Joint-Stock Company "Moscow Interbank Currency Exchange" Stock Exchange, MICEX.***
Place of business: ***125009, Moscow, Bolshoy Kislovskiy per, 13, bldg 1.***
Telephone: ***(495) 234-48-11.***
Fax: ***(495) 705-96-22.***
Website: http://www.micex.ru/

8.10.5. Details of the Company market-makers.

In 2006 and in the first six months of 2007 the Company has not entered into any agreements with markets-makers.

APPENDIX No. 1

Appendix
to the Order No. 67 n of the Ministry of Finance of the Russian Federation dated 22.07.03

Consolidated BALANCE SHEET

as of 31 December, 2006

		CODES
	Form No. 1 as per OKUD	0710001
	Date [year, month, day]	2006 12 31
Entity: OAO Kuzbassenergo	as per OKPO	105638
Taxpayer identification number	INN	4200000333
Activities: Industry	as per OKVED	40.10.11.
Form of incorporation/ownership:	as per OKOPF/OKFS	47/41
Open Joint-Stock Company / mixed Russian ownership with a federal share		
Measurement unit: thousand RUB	as per OKEI	384

Place of business (address): city of Kemerovo, pr. Kuznetskiy, 30

Date approved	
Date submitted (filed):	**05.03.2007**

ASSET	Note	Code	As of the beginning of the reporting year	As of the end of the reporting year
1	A	2	3	4
I. NON-CURRENT ASSETS				
Intangible assets		110	1	1
Including:				
Patents, software, trademark rights (service marks), others right and assets similar to those mentioned		111	1	1
Organisational expences		112		
Company's goodwill		113		
Other intangible assets		114		
Results of research and development		115		
Permanent assets		120	27 861 933	15 707 901
Including:				
Land lots and natural resources		121	570 063	443 596
Buildings, machines and equipment, structures		122	27 222 972	15 230 784
Other permanent assets		123	68 898	33 521
Construction in progress		130	1 398 467	785 303
Including				
Equipment to be installed		*13001*	80 803	88 153
Investments into non-current assets		*13002*	1 317 664	697 150
Income-bearing investments into tangible assets		135	6	4
Including:				
Property to be leased		136	6	4
Property to be rented		137		
Long-term financial investments including:		140	59 692	2 301 803
Investments into subsidiary companies		141	-	2 299 017
Investments into associated companies		142		
Investments into other organisations		143	7 205	50
Loans issued to organisations with a maturity of more than 12 months		144		
Other long-term financial investments		145	52 487	2 736
FOR CONSOLIDATED STATEMENTS				
Goodwill of subsidiary companies		146		

Estimation of participation of the parent entity in associated company		147		
Deferred tax assets		148	453 779	169 093
Other non-current assets		150	9 296	4 465
TOTAL for section I		190	29 783 174	18 968 570

ASSET	Note	Code	As of the beginning of the reporting year	As of the end of the reporting year
1	A	2	3	4
II. CURRENT ASSETS				
Shares		210	1 382 775	1 042 427
Including:				
Raw materials, consumables and other similar valuables		211	1 308 666	998 988
In particular:				
Fuel oil		*21101*	61 797	71 780
Coal		*21102*	748 803	572 039
Diesel fuel		*21103*	4	28
Other process fuel		*21104*		
Spare parts		*21105*	122 947	88 800
Other raw materials and consumables		*21107*	375 115	266 341
Rearers and fatteners		212		
Expenses relating to construction-in-progress		213	532	26
Finished products and goods for resale		214	32 736	22 011
Goods shipped		215	289	159
Deferred expenses		216	40 552	21 243
Other inventories and expenses		217		
Value added tax on purchased valuables		220	798 846	224 699
In particular				
VAT payable at electric power purchasing		*22001*	79 471	5 608
Accounts receivable (with a maturity exceeding 12 months after the reporting date)		230	234 107	78 445
Including:				
Buyers and customers		231	167 187	21 531
In particular:				
Financed from the federal budget		*23101*		
Financed from budgets of constituent entities of the Russian Federation		*23102*		
Financed from local budgets		*23103*		
Other buyers and customers		*23104*	167 187	21 531
Notes receivable		232		
Indebtedness of subsidiary and associated companies		233		
Advance payments made		234	842	778
Other debtors		235	66 078	56 136
In particular:				
Indebtedness under partnership agreements		23501		
Interest-free bills		23502		9 888
Other debtors		23503	66 078	46 248
Accounts receivable (with a maturity within 12 months after the reporting date)		240	1 891 899	1 121 179
Including:				
Buyers and customers		241	781 146	366 111
In particular:				
At sale of the electric power within the group		*24101*		
Intermediaries at sale of electric and heat power		*24102*		
Organisations financed from the federal budget		*24103*	5 408	2 024
Organisations financed from budgets of constituent entities of the Russian Federation		*24104*	5 280	1 937
Organisations financed from local budgets		*24105*	21 240	13 697
Other users of electric and heat power		*24106*	610 980	291 779

Subscription fee arreas		*24107*		
Other buyers and customers		*24108*	138 238	56 674

ASSET	Note	Code	As of the beginning of the reporting year	As of the end of the reporting year
1	A	2	3	4
II. CURRENT ASSETS				
Notes receivable		242	672 938	
Indebtedness of subsidiary and associated companies		243		
Indebtedness of members (founders) on contributions to the authorised capital				
Capital		244		
Advance payments made		245	209 429	274 067
Including:				
To suppliers of electric and heat power		*24501*	279	19 999
To fuel suppliers		*24502*	39 909	36 524
To suppliers of materials		*24503*	27 470	15 267
To building organisations		*24504*	42 815	37 828
To repair organisations		*24505*	15 933	10 196
To service providers		*24506*	53 550	130 300
Other advance payments made		*24507*	29 473	23 953
Other debtors		246	228 386	481 001
Including:				
On default interest, fines, penalties under agreements		*24601*		
Tax overpayment to the federal budget		*24602*	27 818	51 998
Tax overpayment to budgets of constituent entities of the Russian Federation		*24603*	31 730	179 467
Tax overpayment to local budgets		*24604*	25 856	25 413
Overpayment to state off-budget funds		*24605*	1 818	3 127
Indebtedness to RAO UES of Russia for engineering services		*24607*		
Indebtedness of RAO UES of Russia for engineering services		*24608*		
Indebtedness to RAO UES of Russia for design and exploration work		*24609*		
Indebtedness of RAO UES of Russia for design and exploration work		*24610*		
Indebtedness under contributions to the authorised capital		*24612*		
Interest-free bills		*24613*		
Other debtors		*24611*	141 164	220 996
Short-term financial investments		250	74 775	75 799
Including:				
Loans issued to organisations with a maturity of less than 12 months		251		
Other short-term financial investments		253	74 775	75 799
Cash in banks and in hand		260	510 081	197 783
Including:				
Cash in hand		261	373	200
Settlement accounts		262	508 993	197 287
Currency accounts		263		
Other money resources		264	715	296
Including:				
Special accounts in banks		*26401*	192	71
Cash items		*26402*	169	64
Transfers in transit		*26403*	354	161
Other current assets		270	3 417	2 881
Including:				
Settlement of intracompany accounts on current transactions		*27002*		
Settlement of intracompany accounts on construction		*27003*		
Settlement of intracompany accounts on design and exploration work		*27004*		

Settlement of intracompany accounts on protection of facilities		*27006*		
Settlement of intracompany accounts on VAT		*27007*		
Other current assets		*27005*	3 417	2 881
TOTAL for section II		290	4 895 900	2 743 213
Balance		300	34 679 074	21 711 783
LIABILITIES	Note	Code	As of the beginning of the reporting year	As of the end of the reporting year
1	A	2	3	4
III. EQUITY AND RESERVES				
Authorised capital		410	606 164	606 164
Including:				
In preference shares		*41001*		
In common shares		*41002*	606 164	606 164
Treasury shares		415		
Additional capital		420	25 331 162	15 492 502
Settlement of accounts on allocated property		423		
Reserve capital		430	19 306	33 151
Including:				
Reserves formed according to the law		431	19 306	33 151
Reserves formed according to the constituent instruments		432		
Target financing		450		
Undistributed profit (uncovered loss)				
Undistributed profit of prior years		460	1 514 124	1 431 180
Uncovered loss of prior years		465		
Retained profit of the reporting year		470		105 982
Uncovered loss of the reporting year		475		
TOTAL for section III		490	27 470 756	17 668 979
FOR CONSOLIDATED STATEMENTS				
Goodwill of subsidiary companies		495		
Minority interest		500	33 060	42 416
IV. LONG-TERM LIABILITIES				
Loans and credits		510	-	433 845
Including:				
Bank credits with a maturity exceeding 12 months after the accounting date		511		433 845
Loans with a maturity exceeding 12 months after the accounting date		512		
Deferred tax liabilities		515	557 780	404 943
Other long-term liabilities		520	1 260 975	902 953
Including:				
Accounts payable to suppliers and contractors		52001	1 240 468	883 347
Accounts payable to social funds		52002	7 941	7 941
Including:				
To the Pension fund of the Russian Federation		*52003*		
To the Compulsory medical insurance fund		*52004*		
To the Employment fund		*52005*		
To the Social insurance fund		*52006*		
On default interest and fines payable to state off-budget funds		*52007*	7 941	7 941
Accounts payable to the budget (restructured taxes), *in particular:*		52008	12 566	11 665
To the federal budget		*52009*	2 322	2 322
To budgets of constituent entities of the Russian Federation		*52010*	9 671	9 342
To local budgets		*52011*	573	1
Accounts payable under the profit tax according to the transition period base, *in particular:*		52020	-	-
To the federal budget		*52021*		
To budgets of constituent entities of the Russian Federation		*52022*		
To local budgets		*52023*		

Other long-term liabilities		52012		
TOTAL for section IV		590	1 818 755	1 741 741
V. CURRENT LIABILITIES				
Loans and credits		610	1 606 127	822 926
Including:				
Bank credits with a maturity within 12 months after the accounting date		611	1 595 127	812 926
Loans with a maturity within 12 months after the accounting date		612	11 000	10 000

LIABILITIES	Note	Code	As of the beginning of the reporting year	As of the end of the reporting year
1	A	2	3	4
Accounts payable		620	2 967 794	1 389 719
Including:				
Suppliers and contractors, *in particular*		621	856 641	495 396
To electricity suppliers		*62101*	305 258	23 435
To other suppliers of electric and heat power		*62102*	23	4 614
To suppliers of gas		*62103*	4 240	6 391
To suppliers of fuel oil		*62104*	2 730	56
To suppliers of coal		*62105*	284 392	110 776
To building organisations		*62106*	24 351	8 561
To repair organisations		*62107*	7 112	21 587
To RAO UES of Russia (subscription fee)		*62108*	160 000	210 000
Indebtedness to Rosenergoatom Concern		*62110*	2 753	1 904
Indebtedness to atomic power stations		*62111*	-	-
To other suppliers and contractors		*62109*	65 782	108 072
To OAO System Operator-Central Dispatch Administration of Unified Energy System (subscription fee)		*62113*	-	-
To OAO Federal Grid Company (subscription fee)		*62114*	-	-
Bills payable		622	452 260	73 089
Indebtedness to subsidiary and associated companies		623	-	-
Salary accruals		624	76 249	42 022
Including:				
Current		*62401*	76 249	42 022
Overdue		*62402*		
Accounts payable to social funds		625	49 069	29 394
Including:				
To the Pension fund of the Russian Federation		*62501*	37 031	18 180
To the Compulsory medical insurance fund		*62502*	4 522	3 912
To the Employment fund		*62503*		
To the Social insurance fund		*62504*	2 217	1 041
On default interest and fines payable to state off-budget funds		*62505*	5 299	6 261
Tax arrears		626	677 800	569 202
Current tax due		62610	677 800	569 202
Including:				
To the federal budget		*62601*	457 555	378 036
To budgets of constituent entities of the Russian Federation		*62602*	157 250	116 726
To local budgets		*62603*	62 995	74 440
Accounts payable under the profit tax according to the transition period base		62620	-	-
Including:				
To the federal budget		*62621*		
To budgets of constituent entities of the Russian Federation		*62622*		
To local budgets		*62623*		
Advance payments received		627	496 457	107 380
Including:				
From electric power users		*62701*		3 209
From other users of electric and heat power		*62702*	480 983	89 646

LIABILITIES	Note	Code	As of the beginning of the reporting year	As of the end of the reporting year
Other advance payments received		*62703*	15 474	14 525
Other creditors		628	359 318	73 236
Including:				
VAT in unpaid products		*62801*	352 074	57 482
Indebtedness to the off-budget research and development fund		*62802*		
Indebtedness to RAO UES of Russia for engineering services		*62804*		
Indebtedness of RAO UES of Russia for engineering services		*62805*		
Indebtedness to RAO UES of Russia for design and exploration work		*62806*		
Indebtedness of RAO UES of Russia for design and exploration work		*62807*		
Other creditors		*62808*	7 244	15 754
1	A	2	3	4
Arrears on profit payable to members (founders)		630	374 772	2 307
Deferred incomes		640	407 810	43 695
Reserves for expected costs and payments		650		
Other current liabilities		660	-	-
Including:				
Settlement of intracompany accounts on current transactions		*66002*		
Settlement of intracompany accounts on construction		*66003*		
Settlement of intracompany accounts on design and exploration work		*66004*		
Settlement of intracompany accounts on protection of facilities		*66006*		
Settlement of intracompany accounts on VAT		*66007*		
Other current liabilities		*66005*		
TOTAL for section V		690	5 356 503	2 258 647
BALANCE		700	34 679 074	21 711 783

STATEMENT OF VALUABLES ENTERED INTO OFF-BALANCE ACCOUNTS

ASSET	Note	Code	As of beginning of the accounting year	As of the end of the accounting period
Rented permanent assets		910	142 380	31 703
Including those leased		911		22 937
Material assets in custody		920	9 407	12 362
Materials under processing		925	658	258
Goods on commission		930		
Equipment accepted for installation		935		
Debts of insolvent debtors written off to the loss		940	490 530	399 221
Securities on liabilities and payments received		950	88 226	87 316
Securities on liabilities and payments provided		960	719 451	614 692
Depreciation of permanent assets		970	1 113	1 080
Depreciation of external land improvement facilities and other similar facilities		980		
Registered high-security forms		990	36	7
Leased out permanent assets		992		
Federally-owned property		993		
Intangible assets received for use		995		

General Director S.N.Mikhailov

Chief Accountant S.S.Prikhodchenko

05.03.2007

PROFIT AND LOSS STATEMENT				
Form No.2				
				CODES
for January - December 2006				0710002
Summary, with respect to shipped product		Date (year, month, day)		2006 / 12 / 31
Entity: OAO Kuzbassenergo		As per	OKPO	105 638
Taxpayer identification number			INN	4200000333 420501001
Activities: Industry		As per	OKVED	40.10.11
Form of incorporation/ownership		As per	OKOPF/OKFS	47 | 41
Open Joint-Stock Company / mixed Russian ownership with a federal share				
Measurement unit: thousand RUB		As per	OKEI	384
Address: Kemerovo region, city of Kemerovo, pr. Kuznetskiy, 30				
			With respect to shipped product	

Description	Comment	Line code	For the accounting period	For the same period of the previous year
1	A	2	3	4
1. Ordinary activities income and expense				
Proceeds (net) from sale of goods, products, works, services (less added value tax, excises and similar compulsory payments)	3.13	**010**	**18 072 567**	**20 478 057**
Including from sale:				
of electric power to internal users		011	9 693 682	14 873 504
of electric power for export		012	-	
of heat power		013	4 015 485	3 924 419
subscription fee (for RAO UES of Russia)		014	-	
proceeds from transportation of electrical and heat power		018	42 663	263 817
of other goods, products, works, services of industrial character		015	941 138	1 303 314
of other goods, products, works, services of non-industrial character		016	137 981	113 003
income from participation in other entities		032	-	
of electric energy (power) through New Wholesale Power Market (NOREM)		034	3 241 618	
Production cost of sold goods, products, works, services		**020**	**(16 565 283)**	**(18 652 650)**
Including cost of sold:				
electric power to internal users		021	(8 716 652)	(13 881 702)
electric power for export		022	-	
heat power		023	(3 828 302)	(3 488 431)
subscription fee (for RAO UES of Russia)		024	-	
transportation electrical and heat power		028	(27 053)	(115 095)
electric power (by sales companies)		031	-	
other goods, products, works, services of industrial character		025	(753 732)	(1 061 835)
other goods, products, works, services of non-industrial character		026	(144 889)	(105 587)
costs of participation in other entities		033	-	
electric energy (power) through New Wholesale Power Market (NOREM)		035	(3 094 655)	
Gross profit (010 - 020)		**029**	**1 507 284**	**1 825 407**
Business expenses		030	(13 155)	(19 672)
Administrative expenses		040	(1 782)	(7 379)
Sales profit (loss) (lines 010 - 020 - 030 - 040)		**050**	**1 492 347**	**1 798 356**
II. Other income and expense				
Interest receivable	2.13	060	8 344	5 194
Interest payable		070	(112 898)	(179 593)
Income from participation in other entities	2.13	080	-	1 150
Other income	3.14	090	1 616 361	2 685 852

Other expense	3.14	100	(2 034 990)	(4 370 486)
Profit (loss) before tax (lines 050 + 060-070 + 080 + 090 +100)		**140**	**969 164**	**(59 527)**
Deferred tax assets		143	(40 498)	182 947
Deferred tax liabilities		144	(116 784)	(85 964)
Current profit tax		145	(318 102)	(394 295)
Other similar compulsory payments		146	(245 636)	850 013
Profit tax and other similar compulsory payments		**150**	**(721 020)**	**552 701**
Profit (loss) from ordinary activities (lines 140 + 150)		**160**	**248 144**	**493 174**
III. Extraordinary income and expense				
FOR CONSOLIDATED STATEMENTS				
Capitalised income (loss)		184	-	
Minority interest		185	15 240	1 872
Net profit (undistributed profit (loss) for the accounting period (lines 160+170-180+184)		**19010**	**248 144**	**493 174**

Only for annual financial statements RUB

Description	Com ment	Line code	For the accounting period	For the same period of the previous year
1	A	2	3	4
FOR REFERENCE				
Constant tax liabilities (assets)		200	240 820	307 501
Base profit (loss) per share		201	0,4094	0,8136
Diluted profit (loss) per share	**3.22**	202	0,4094	0,8136

BREAKDOWN OF SOME PROFIT AND LOSS ITEMS

Description	Com ment	Line code	For the accounting period	For the same period of the previous year
1	A	2	3	4
Acknowledged fines, default interest and penalties or fines, default interest and penalties with respect to which a court (arbitration court) collection judgment has been received				
Profit		210	4 559	16 243
Loss		211	3 546	6 563
Profit (loss) of previous years Profit		220	25 060	53 235
Loss		221	22 775	226 220
Compensation for damages caused by a non-performance or improper performance of obligations Profit		230	-	-
Loss		231	-	-
Exchange differences under foreign exchange transactions Profit		240	34	16
Loss		241	143	73
Provision to cover losses Loss		250	2 298	443 295
Writing off accounts receivable and payable with expired limitation period Profit		260	2 025	2 486
Loss		261	1 297	107 793

General Director **S.N.Mikhailov**

Chief Accountant **S.S.Prikhodchenko**

March 10th, 2007

Interpretation of form No.2 Profit and Loss Statement **for January - December 2006.**

according to the internal standard of RAO UES of Russia

With respect to shipped product

Description	**Com ment**	**Line code**	**For the accounting period**	**For the same period of the previous year**
1		2	3	4
Interest payable		**070**	**112 898**	**179 593**
Including:				
Interest on credits, loans		07003	112 898	171 049

Other interest payable (interest on bills, bonds, etc.)		07004	-	8 544
Other operational incomes	2.13	**090**	**1 616 361**	**2 685 852**
Including:				
From sale of permanent assets, except for apartments	2.5	09001	23 022	58 225
From sale of apartments		09002	1 027	1 235
From sale of inventories		09003	108 435	197 627
From exchange differences at currency sale		09004	-	
From sale of intangible assets		09005	-	
From sale of securities		09006	952 579	2 074 643
From sale of other assets		09007	37 532	135 295
From joint activities		09009	-	
Profit of 2005 revealed in the accounting period		12001	20 523	
Profit of 2004 revealed in the accounting period		12002	4 287	22 264
Profit of 2003 revealed in the accounting period		12003	181	29 683
Profit prior to 01.01.2003 revealed in the accounting period		12004	69	1 288
Acknowledged fines, default interest and penalties or fines, default interest and penalties with respect to which a court (arbitration court) collection judgment has been received		12005	4 559	16 243
Payables older than three years		12008	2 025	2 486
Exchange differences		12009	34	16
Unexpended balances revealed during stock-taking		12010	10 572	15 682
Assets received free of charge, except for permanent assets and intangible assets		12011	50	13
Income from permanent assets received free of charge determined according to the established procedure		12012	1 844	1 880
Foreign currency exchange differences calculated between ruble accounts from movements in underlying assets or agreements priced in a foreign currency		12013	16	45
Value of material assets remaining after writing off due to emergencies of assets unrecoverable and unsuitable for further use		17032	94	
Other earnings		12014	449 512	129 227
Other operational costs		**100**	**2 034 990**	**4 370 486**
Including:				
From sale of permanent assets, except for apartments	2.5	10001	25 015	92 748
From sale of apartments		10002	1 024	1 228
From sale of inventories		10003	107 990	213 212
From exchange differences at currency sale		10004	-	
From sale of intangible assets		10005	-	
From sale of securities		10006	975 675	2 068 367
From sale of other assets		10007	37 924	158 231
Police tax		10011	-	
Tax on resale of vehicles		10013	-	
Territory cleaning tax		10014	-	
Advertising tax		10015	-	
Additional payment to the budget under the profit tax		10016	-	
Tax on securities trading		10026	-	
Fee using the name "Russia"		10028	-	
Other taxes		10017	-	
Services of banks		10018	16 974	15 030
Maintenance of preserved facilities		10019	1 407	2 199
Cancelled production orders		10020	-	
Expenses for production which has not yield any product		10021	-	1 100
Expenses for servicing securities		10022	20	274
Provision for doubtful debts		10024	-	324 676
Provision for depreciation of financial investments		10025	2 298	118 619
Provision for depreciation of material assets		10029	-	
Provision for discontinued operation		10030	-	
Provision for other contingent liabilities		10031	-	
Retirement of assets without income	2.5	10032	192 253	136 946
VAT on property transmitted free of charge		10033	73	38

Cession of goods under municipal ownership		10034	2 474	22 533
Loss of 2005 revealed in the accounting period		13001	17 537	
Loss of 2004 revealed in the accounting period		13002	4 925	137 483
Loss of 2003 revealed in the accounting period		13003	190	86 264
Loss prior to 2003 revealed in the accounting period		13004	123	2 473
Acknowledged fines, default interest and penalties or fines, default interest and penalties with respect to which a court (arbitration court) collection judgment has been received		13005	3 546	6 563
State duties under business agreements		13007	1 206	1 552
Receivables older than three years		13008	1 297	107 793
Exchange differences		13009	143	73
Legal costs		13010	73	98
Foreign currency exchange differences calculated between ruble accounts from movements in underlying assets or agreements priced in a foreign currency		13011	2	135
Theft, shortage		13021	280	14 202
Writing off inventories in excess of natural loss allowances		13022	-	2 192
Enforcement proceedings costs		13024	-	
Maintenance of social sphere out of profits		13026	-	
Repayment of cost of apartments of employees		13027	385	1 113
Expenses for holding sports events		13030	4 703	2 247
Expenses for holding cultural and educational events		13031	2 587	2 588
Expenses for charity		13032	25 950	23 253
Value of lost financial and industrial valuables		18001	152	86
Loss attributable to writing off due to emergencies		18002	564	6 735
Other costs		13029	608 200	820 435
Profit tax and other similar compulsory payments		**150**	**721 020**	**(552 701)**
Including:				
Contingent expense (income)		15001	234 564	(10 189)
Profit tax according to the transition period base		15005	-	
Fixed tax liabilities		15006	240 820	307 501
Writing off of deferred tax liabilities		15007	20 104	(14 949)
Writing off of deferred tax assets		15008	164 497	257 580
Fines of the Tax Ministry Inspectorate		15010	5 418	(3 012)
In particular:				
Relaring to profit tax		15011	2 490	(55)
Relaring to VAT		15012	1 926	(1 946)
Relaring to property tax		15013	4	1
Relaring to other taxes		15014	998	(1 012)
Default interest of the Tax Ministry Inspectorate		**15020**	76 842	**156 094**
In particular:				
Relaring to profit tax		15021	7 673	(570)
Relaring to VAT		15022	69 128	152 615
Relaring to property tax		15023	(129)	206
Relaring to other taxes		15024	170	3 843
Re-structured default interest payable to the National Tax Inspectorate (recognised in the accounting period)		**15050**	-	**(19)**
In particular:				
Relaring to profit tax		15051	-	(7)
Relaring to VAT		15052	-	(3)
Relaring to property tax		15053	-	
Relaring to other taxes		15054	-	(9)
Default interest payable to state off-budget funds		**15030**	10	**5**
In particular:				
To the Pension Fund of the Russian Federation		15031	10	2
To the Social Insurance Fund		15032	-	3
To the Compulsory Medical Insurance Fund		15033	-	
To the Employment Fund		15034	-	
Fines interest payable to state off-budget funds		**15040**	1 734	**5 590**

In particular:				
To the Pension Fund of the Russian Federation		15041	1 641	5 487
To the Social Insurance Fund		15042	(2)	(2)
To the Compulsory Medical Insurance Fund		15043	95	105
To the Employment Fund		15044	-	
Re-structured default interest payable to state off-budget funds (recognised in the accounting period)		**15060**	-	-
In particular:				
To the Pension Fund of the Russian Federation		15061	-	
To the Social Insurance Fund		15062	-	
To the Compulsory Medical Insurance Fund		15063	-	
To the Employment Fund		15064	-	
Other compulsory payments		**15045**	(22 112)	**15 719**
Profit due to writing off of re-structured tax default interest		15070	(857)	(1 267 021)

General Director **S.N.Mikhailov**

Chief Accountant **S.S.Prikhodchenko**

March 10th, 2007

STATEMENT OF CHANGES IN EQUITY

Consolidated for 2006		CODES
	Form No. 3 as per OKUD	**0710003**
	Date (year, month, day)	**2006 12 31**
Entity: OAO Kuzbassenergo	as per OKPO	**105638**
Taxpayer identification number	INN	**4200000333**
Activities: Industry	as per OKVED	**40.10.11**
Form of incorporation/ownership:	as per OKOPF/OKFS	**47/41**
Open Joint-Stock Company / mixed Russian ownership with a federal share		
Measurement unit: thousand RUB	as per OKEI	**384**
Address: city of Kemerovo, pr. Kuznetskiy, 30		

I. Equity Change

Description	Code	Authorised capital	Additional capital	Reserve capital	Retained earnings (uncovered loss)	Total
1	2	3	4	5	6	7
Balance as of December 31 of the year prior to the previous one	010	606 164	22 317 149	18 451	1 370 493	24 312 257
2005						
(Previous year)						
Changes in the accounting policy	011	x	x	x		-
Result from revaluation of permanent assets	012	x	2 676 703	x		2 676 703
Changes of accountancy requirements	013	x	(146)	(5)	(3 011)	(3 162)
Balance as of January 1 of the previous year	020	606 164	24 993 706	18 446	1 367 482	26 985 798
Effect of conversion of foreign exchange	023	x		x	x	-
Net profit	025	x	x		493 174	493 174

Dividend	026	x	x		(412 316)	(412 316)
Deductions to the reserve fund	030	x	x	1 020	(1 020)	-
Equity increase due to:	040	-	-		69 336	69 336
Additional share issue	041		x	x	x	-
Increased par value of shares	042		x	x	x	-
Reorganisation of the entity	043		x	x		-
Other	044				69 336	69 336
Equity decrease due to:	050	-	(69 336)	(160)	(2 532)	(72 028)
Decreased par value of shares	051		x		x	-
Decreased number of shares	052		x	x	x	-
Reorganisation of the entity	053		x	x		-
Other	054		(69 336)		(2 532)	(71 868)
Balance as of December 31 of the previous year	060	606 164	24 924 370	19 306	1 514 124	27 063 964
2006						
(reporting year)						
Changes in the accounting policy	061	x	x	x		-
Result from revaluation of permanent assets	062	x	406 792	x		406 792
Changes of accountancy requirements	063	x				-
Balance as of January 1 of the reporting year	100	606 164	25 331 162	19 306	1 514 124	27 470 756
Effect of conversion of foreign exchange	103	x		x		-
Net profit	105	x	x	x	248 144	248 144
Dividend	106	x	x	x	(200 424)	(200 424)
Deductions to the reserve fund	110	x	x	14 052	(14 052)	-
Equity increase due to:	120	-	2 299 016	-	155 192	2 454 208
Additional share issue	121		x	x	x	-
Increased par value of shares	122		x	x	x	-
Reorganisation of the entity	123		x	x		-
Other	124		2 299 016		155 192	2 454 208
Equity decrease due to:	130	-	(12 137 676)	(207)	(165 822)	(12 303 705)
Decreased par value of shares	131		x	x	x	-
Decreased number of shares	132		x	x	x	-
Reorganisation of the entity	133		x	x	(160 204)	(160 204)
Other	134		(12 137 676)	(207)	(5 618)	(12 143 501)
Balance as of December 31 of the reporting year	140	606 164	15 492 502	33 151	1 537 162	17 668 979

II. RESERVES

Parameter			Balance	Receipts	Consumption	Balance
Description	Code					
1	2		3	4	5	6
Reserves formed according to the law:						
Previous year data	150		18 446	860		19 306
Reporting year data	151		19 306	14 052	(207)	33 151
Reserves formed according to the constituent instruments:						
Previous year data	152		-	-	-	-
Reporting year data	153		-	-	-	-
Estimated reserves:						
Provision for bad debts						
Previous year data	160		200 000	324 676	(200 000)	324 676

Reporting year data	161		324 676		(324 676)	-
Provision for depreciation of financial investments						
Previous year data	162			118 619	-	118 619
Reporting year data	163		118 619	2 298	(118 619)	2 298
Provision for obligations, arising due to discontinuance of activity						
Previous year data	164		-	-	-	-
Reporting year data	165		-	-	-	-
Provision formed due to consequence of contingent facts of the economic activity						
Previous year data	166		-	-	-	-
Reporting year data	167		-	-	-	-
Provision for depreciation of tangible assets						
Previous year data	168		-	-	-	-
Reporting year data	169		-	-	-	-
Other						
Previous year data	170		-	-	-	-
Reporting year data	171		-	-	-	-
Provision for future costs:						
Provision for year-end performance bonus						
Previous year data	180		-	-	-	-
Reporting year data	181		-	-	-	-
Provision for leave pay (including deductions)						
Previous year data	182		-	-	-	-
Reporting year data	183		-	-	-	-
Provision for longevity pay						
Previous year data	184		-	-	-	-
Reporting year data	185		-	-	-	-
Provision for repair of permanent assets						-
Previous year data	186			1 542 238	1 542 238)	-
Reporting year data	187			1 464 541	1 464 541)	-
Other						
Previous year data	188		-	-	-	-
Reporting year data	189		-	-	-	-

FOR REFERENCE

Parameter	Code		Balance as of the beginning of the year		Balance as of the end of the year	
Description						
1	2		3		4	
1) Net assets	200		27 878 566		17 712 674	
			From the budget		From off-budget funds	
			for the reporting year	for the previous year	for the reporting year	for the previous year
			3	4	5	6
2) Received for expenses related to ordinary activities - total	210		26 465	32 342		-
Including:						
For payments to persons who took part in Chernobyl accident						

recovery	211					
Reimbursement of interest under credit for acquisition of fuel	212		26 465	32 342		
Including:						
	221					
	222					
General Director	S.N.Mikhailov			Chief accountant	S.S.Prikhodchenko	
	(Signature)				(Signature)	

March 05th, 2007

CASH FLOW STATEMENT
for 2006

	CODES
Form No.4 as per OKUD	0710001
Date [year, month, day]	2006 12 31
Entity: OAO Kuzbassenergo — as per OKPO	10563800
Taxpayer identification number — INN	4200000333
Activities: Industry — as per OKVED	40.10.11
Form of incorporation/ownership: Open Joint-Stock Company / mixed Russian ownership with a federal share — as per OKOPF\OKFS	47 / 41
Measurement unit: thousand RUB — as per OKEI	384

Description	Code	For the accounting period	For the same period of the previous year
1	:	3	4
Cash balance as of the beginning of the reporting year	010	509 558	371 968
Cash flow related to operating activities			
Cash received from buyers, customers	020	22 627 313	25 012 967
Receipt of acquired foreign exchange	030	4 582	4 469
	040	731	28 325
Receipt of money from an intracompany account	045	-	-
Other earnings (proceeds)	050	494 022	235 618
Cash assets allocated for:			
Payment of purchased goods, works, services, raw materials and other current assets	150	(14 438 480)	(14 603 039)
Wages	160	(1 717 514)	(1 703 802)
Dividend and interest payout	170	(671 338)	(176 284)
Settlement of tax liabilities	180	(2 965 343)	(3 653 282)
Payments due to force majeure	181	(97)	(4 517)
Transfer from one intracompany account to another	182	-	-
Social payments	183	(84 008)	(78 554)
Other costs (payments)	190	(1 558 361)	(1 193 409)
Net cash from operating activities	200	1 691 507	3 868 492
Cash flow related to investment activity			
Proceeds from sale of permanent assets and others non-current assets	210	36 770	23 934
Proceeds from sale of securities and other financial investments	220	226 273	667 973
Dividend received	230	-	1 139
Interest received	240	747	1 782
Proceeds from repayment of loans extended to other entities	250	-	500
Miscellaneous incomes	260	8 584	119 664
Acquisition of subsidiaries	280	-	-
Acquisition of permanent assets, income-bearing placements and intangible assets	290	(1 389 977)	(1 893 714)
Acquisition of securities and other financial investments	300	(372 126)	(1 151 671)
Loans extended to other entities	310	-	-
Other costs	320	(5 971)	(123 754)
Net cash assets from investment activity	340	(1 495 700)	(2 354 147)
Cash flow related to financing activities			
Proceeds from issue of shares or other equity securities	350	-	-
Proceeds from loans and the credits provided by other entities	360	4 824 880	4 865 000
Receipt of funds under target financing programs	370	-	

Other earnings	380	-	56 302
Repayment of loans and credits (without interest)	390	(4 700 963)	(4 939 000)
Settlement of finance lease liabilities	400	-	-
Other costs	405	(631 724)	(1 359 057)
Net cash assets from financing activities	410	(507 807)	(1 376 755)
Net increase (decrease) of cash assets and their equivalents	420	(312 000)	137 590
Balance as of the end of the accounting period	430	197 558	509 558
Effect of changes of foreign exchange-to rouble rate	440		

General Director S.N.Mikhailov

Chief Accountant S.S.Prikhodchenko

March 10th, 2007

EXHIBIT TO THE BALANCE SHEET
for 2006

		CODES
	Form No. 5 as per OKUD	0710005
	Date [year, month, day]	2006.12.31
Entity: OAO Kuzbassenergo	as per OKPO	10563800
Taxpayer identification number	INN	4200000333
Activities: Industry	as per OKVED	40.10.11
Form of incorporation/ownership: Open Joint-Stock Company / mixed Russian ownership with a federal share	as per OKOPF\OKFS	47/41
Measurement unit: thousand RUB	as per OKEI	384

Intangible assets

Parameter		Balance as of the beginning of the reporting year	Receipts	Retirement	Balance as of the end of the accounting period
Description	Code				
1	2	3	4	5	6
Intellectual property items (exclusive rights to results of intellectual property)	010	4	-	-	4
Including: - those held by the patentee with respect to the invention, design, useful model	011	-	-	-	-
- those held by the holder of rights with respect to computer programs, databases	012	-	-	-	-
- those held by the owner with respect to the trade mark, service mark, appellation of origin	014	4	-	-	4
Organisational expences	020	-	-	-	-
Goodwill	030	-	-	-	-
Other	040	-	-	-	-
Total	045	4	-	-	4

Parameter		As of the beginning of the reporting year	As of the end of the accounting period
Description	Code		
1	2	3	4
Amortisation of intangible assets - total	050	3	3

Permanent assets

Parameter Description	Code	Balance as of the beginning of the reporting year	Receipts	Retirement	Balance as of the end of the accounting period
1	2	3	4	5	6
Buildings	110	11 871 491	78 723	(3 559 948)	8 390 266
Structures and transfer systems	111	30 960 869	433 093	(18 744 807)	12 649 155
Machines and equipment	112	39 632 623	505 067	(15 823 064)	24 314 626
Means of transport	113	307 342	23 356	(102 465)	228 233
Industrial inventories and furniture	114	98 864	6 047	(39 688)	65 223
Draught animals	115	-	-	-	-
Productive livestock	116	-	-	-	-
Perennial planting	117	341	-	(5)	336
Other permanent assets	118	3 481	49	(1 957)	1 573
Land lots and natural resources	119	570 063	15	(126 482)	443 596
Capital investments into fundamental land amelioration	120	-	-	-	-
Total	130	83 445 074	1 046 350	(38 398 416)	46 093 008

Parameter Description	Code	As of the beginning of the reporting year	As of the end of the accounting period
1	2	3	4
Depreciation of permanent assets - total	140	55 583 141	30 385 107
Including: Buildings and structures	141	26 016 699	12 167 866
Machines, equipment, means of transport	142	29 520 673	18 186 030
Other	143	45 769	31 211
Leased out permanent assets - total	150	8 159 746	460 954
Including: Buildings and structures	151	7 798 333	304 327
Machines, equipment, means of transport	152	253 221	147 844
Other	153	108 192	8 783
Preserved permanent assets	155	189 783	79 571
Leased permanent assets - total	160	142 380	31 703
Including: Buildings and structures	161	17 373	4 146
Machines, equipment, means of transport	162	1 704	27 557
Other	163	123 303	-
Commissioned real estate facilities under state registration	165	287 001	42 794

For reference	Code	As of the beginning of the reporting year	As of the beginning of the previous year
	2	3	4
Effect of revaluation of permanent assets:	170	406 792	2 676 703
Acquisition (replacement) cost	171	4 094 853	6 206 804
Depreciation	172	3 688 061	3 530 101

	Code	As of the beginning of the reporting year	As of the end of the reporting year
	2	3	4
Change of value of permanent assets as a result of completion, additional equipment, reconstruction, partial liquidation	180	785 079	839 474

Income-bearing placements into tangible assets

Parameter – Description	Code	Balance as of the beginning of the reporting year	Receipts	Retirement	Balance as of the end of the accounting period
1	2	3	4	5	6
Assets to be leased out	210	-	-	-	-
Assets to be hired out	220	-	-	-	-
Other	230	13	-	-	13
Total	240	13	-	-	13

	Code	As of the beginning of the reporting year	As of the end of the accounting period
1	2	3	4
Amortisation of income-bearing placements into tangible assets	250	7	9

Expenses for research, development and engineering studies

Operations – Description	Code	Balance as of the beginning of the reporting year	Receipts	Written off	Balance as of the end of the accounting period
1		3	4	5	6
Total	310	11 334	10 666	(14 199)	7 801
Including:					
Development of a boiler lighting up system without the use of fuel oil	311	1 399	2 200	(465)	3 134
Development of power supply safety criteria	312	1 054	-	(550)	504
Other	313	8 881	8 466	(13 184)	4 163

For reference	Code	As of the beginning of the reporting year	As of the end of the reporting year
	2	3	4
Total expenses for uncompleted research, development and engineering studies	320	2 038	3 336
	Code	For the accounting period	For the same period of the previous year
	2	3	4
Total expenses for inefficient research, development and engineering studies charged to extraordinary costs	330	6 544	5 790

Expenses for development of natural resources

Parameter – Description	Code	Balance as of the beginning of the reporting year	Receipts	Written off	Balance as of the end of the accounting period
1	2	3	4	5	6
Expenses for development of natural resources - total	410	-	-	-	-
Including:					
	411	-	-	-	-
	412	-	-	-	-
	413	-	-	-	-

For reference	Code	As of the beginning of the reporting year	As of the end of the accounting period
	2	3	4
Total expenses relating to subsoil plots where exploration, deposit evaluation, survey, hydrogeological investigation and/or other similar operations are still in progress	420	-	-
Total expenses for development of natural resources charged in the accounting period to extraordinary costs as being ineffectual	430	-	-

Financial investments

Parameter		Long-term		Short-term	
Description	Code	As of the beginning of the reporting year	As of the end of the accounting period	As of the beginning of the reporting year	As of the end of the accounting period
1	2	3	4	5	6
Contributions to authorised (share) capitals of other entities - total	510	7 205	2 299 067	-	-
Including subsidiary and associated companies	511	-	2 299 017	-	-
Governmental and municipal securities	515	-	-	-	-
Securities of other entities - total	520	52 487	2 736	74 775	75 799
Including debt securities (bonds, bills)	521	52 487	2 736	74 775	75 799
Loans extended	525	-	-	-	-
Deposits	530	-	-	-	-
Other	535	-	-	-	-
Total	540	59 692	2 301 803	74 775	75 799
From the total amount: financial investments having a current market value:					
Contributions to authorised (share) capitals of other entities - total	550	-	-	-	-
Including subsidiary and associated companies	551	-	-	-	-
Governmental and municipal securities	555	-	-	-	-
Securities of other entities - total	560	-	-	-	-
Including debt securities (bonds, bills)	561	-	-	-	-
Other	565	-	-	-	-
Total	570	-	-	-	-
For reference With respect to financial investments having a current market value: change of value due to valuation adjustment	580	-	-	-	-
With respect to debt securities: difference between the acquisition cost and the par value referred to the financial result of the accounting period	590	-	-	-	-

Accounts payable and receivable

Parameter		Balance as of the beginning of the reporting year	Balance as of the end of the reporting year
Description	Code		
1	2	3	4
Accounts receivable: Short-term receivables - total	610	1 891 899	1 121 179
Including: Settlement of accounts with buyers and customers	611	781 146	366 111
Advance payments made	612	209 429	274 067

Other	613	901 324	481 001
Long-term receivables - total	620	234 107	78 445
Including: Settlement of accounts with buyers and customers	621	167 187	21 531
Advance payments made	622	842	778
Other	623	66 078	56 136
Total	630	2 126 006	1 199 624
Accounts payable: Short-term payables - total	640	4 573 921	2 212 645
Including: Settlement of accounts with suppliers and contractors	641	856 641	495 396
Advance payments received	642	496 457	107 380
Tax payable	643	677 800	569 202
Credits	644	1 595 127	812 926
Loans	645	11 000	10 000
Other	646	936 896	217 741
Long-term payables - total	650	1 260 975	1 336 798
Including: Settlement of accounts with suppliers and contractors	651	1 240 468	883 347
Tax payable	652	12 566	11 665
Credits	653	-	433 845
Loans	654	-	-
Other	655	7 941	7 941
Total	660	5 834 896	3 549 443

Costs related to ordinary activities (with cost items breakdown)

Parameter		For the reporting year	For the previous year
Description	Code		
1	2	3	4
Material costs	710	8 983 597	9 444 219
Labour costs	720	1 617 802	1 429 448
Deductions for social needs	730	367 764	349 155
Depreciation	740	1 659 184	1 997 237
Other expenses	750	3 951 873	5 459 642
Total for cost items Change of balances (increase [+], decrease [-]):	760	16 580 220	18 679 701
Work in progress	765	(506)	107
Deferred expenses	766	(19 309)	(13 538)
Provision for future costs	767	-	-

Security

Parameter		Balance as of the beginning of the reporting year	Balance as of the end of the accounting period
Description	Code		
1	2	3	4
Security received - total	810	761 164	87 316
Including: Bills	811	672 938	-
Assets taken as a pledge	820	88 226	87 316
In particular: Permanent assets	821	-	-
Securities and other financial investments	822	88 226	87 316
Other	823	-	-
Security provided - total	830	1 171 711	687 781
Including: Bills	831	452 260	73 089
Assets put in pledge	840	719 451	614 692
In particular:			

Permanent assets	841	-	-
Securities and other financial investments	842	-	-
Other	843	719 451	614 692

Government assistance

Parameter		For the accounting period		For the same period of the previous year	
Description	Code				
1	2	3		4	
Budgetary funds received in the reporting year - total	910	26 465		32 342	
Including: Reimbursement of interest on credits for acquisition of fuel	911	26 465		32 342	
	912	-		-	
		As of the beginning of the reporting year	Received during the accounting period	Refunded during the accounting period	As of the end of the accounting period
		3	4	5	6
Budget credits - total	920	-	-	-	-
Including:	921	-	-	-	-
	922	-	-	-	-

General Director S.N.Mikhailov
Chief accountant S.S.Prikhodchenko

APPENDIX No. 2

KUZBASSENERGO GROUP

CONSOLIDATED FINANCIAL STATEMENTS ACCORDING TO IFRS
YEAR ENDED 31 DECEMBER, 2006

KUZBASSENERGO GROUP

CONSOLIDATED BALANCE SHEET AS OF 31 DECEMBER, 2006

Thousand russian rubles

	Notes	As of 31 December, 2006	As of 31 December, 2005
ASSETS			
Non-current assets			
Permanent assets	7	14 071 677	24 775 062
Financial assets held for sale		-	5 778
Other non-current assets	8	135 327	456 024
Total non-current assets		**14 207 004**	**25 236 864**
Current assets			
Cash assets and their equivalents	9	197 783	510 081
Promissory notes and deposits	10	72 761	74 775
Accounts receivable and advance payments made	11	673 507	2 186 952
Advance payments made on account of profit tax		216 160	53 409
Inventories	12	876 299	1 211 016
Other current assets		15 517	16 130
		2 052 027	4 052 363
Non-current assets classified as held for sale	24	4 882 993	-
Total current assets		**6 935 020**	**4 052 363**
TOTAL ASSETS		**21 142 024**	**29 289 227**
CAPITAL AND LIABILITIES			
Equity			
Share capital: (Common shares with a nominal value of 606,164 thousand roubles)	13	3 689 102	3 689 102
Retained earnings		10 038 247	17 880 335
Shareholder equity of OAO Kuzbassenergo		**13 727 349**	**21 569 437**
Minority interest		2 146 577	33 060
Total equity		**15 873 926**	**21 602 497**
Non-current liabilities			
Deferred tax liabilities	14	833 569	1 879 094
Credits and loans	17	433 000	-
Other non-current liabilities	16	827 379	864 646
Total non-current liabilities		**2 093 948**	**2 743 740**
Current liabilities			
Credits and loans	17	821 000	1 603 000
Accounts payable to suppliers and contractors	18	1 076 922	2 257 011
Current income tax liabilities		403	15 455
Other current tax liabilities	19	646 344	1 067 524
		2 544 669	**4 942 990**
Liabilities directly associated with the assets classified as held for sale	24	629 481	-

Appended notes form an integral part of these financial statements

KUZBASSENERGO GROUP

CONSOLIDATED BALANCE SHEET AS OF 31 DECEMBER, 2006

Thousand russian rubles

Total current liabilities	**3 174 150**	**4 942 990**
Total liabilities	**5 268 098**	**7 686 730**
TOTAL CAPITAL AND LIABILITIES	**21 142 024**	**29 289 227**

General Director	S.N.Mikhailov
Chief Accountant	S.S.Prikhodchenko

June 18th, 2007

Appended notes form an integral part of these financial statements

KUZBASSENERGO GROUP

CONSOLIDATED PROFIT AND LOSS STATEMENT - YEAR ENDED 31 DECEMBER, 2006

Thousand russian rubles

Revenues			
Electric power production		14 207 879	15 295 983
Heat power production		4 313 568	4 177 713
Other revenues		1 115 390	1 098 093
Total operating revenues		**19 636 837**	**20 571 789**
Other operating income			
Written off default interest and fines on tax liabilities		4 559	321 752
Total other operating income		**4 559**	**321 752**
Operational costs			
Fuel costs		(8 040 912)	(7 159 094)
Wages, taxes and payroll taxes	15	(2 761 606)	(2 565 991)
Subscription fee		(1 004 363)	(2 060 784)
Depreciation of permanent assets	7	(1 555 619)	(1 914 438)
Taxes other than profit tax	20	(593 733)	(844 261)
Land lease costs		(413 407)	(384 732)
Loss from retirement of permanent assets		(239 553)	(1 009 116)
Expenses for repair and maintenance		(1 488 635)	(936 256)
Expenses for purchase of electric power		(697 919)	(928 759)
Expenses for acquisition of other materials		(434 519)	(901 842)
Professional services		(440 574)	(623 249)
Water supply costs		(412 494)	(420 716)
Tax default interest and fines		(84 076)	(158 713)
Insurance costs		(99 559)	(100 069)
Transportation costs		(63 678)	(84 268)
Expenses for charity		(114 287)	(78 081)
Change of provision for inventory ageing	27	(22 395)	(48 864)
Change of provision for bad debts	27	7 471	170 579
Other costs		(752 114)	(549 685)
Total operational costs		**(19 211 972)**	**(20 598 339)**
Operational profit		**429 424**	**295 202**
Financial income	21	108 188	113 638
Financial costs	22	(343 491)	(640 047)
(Loss)/profit before tax		**194 121**	**(231 207)**
Profit tax	14	(236 508)	(276 147)
Loss for the year		**(42 387)**	**(507 354)**
Attributable to:			
Shareholders of OAO Kuzbassenergo		(113 649)	(509 226)
Minority interest		71 262	1 872
Loss per common share attributable to shareholders of OAO Kuzbassenergo - basic and diluted (Russian rubles per one share)	23	**(0,187)**	**(0,840)**

General Director S.N.Mikhailov
Chief Accountant S.S.Prikhodchenko June 18th, 2007

Appended notes form an integral part of these financial statements

KUZBASSENERGO GROUP

CONSOLIDATED CASH FLOW STATEMENT - YEAR ENDED 31 DECEMBER, 2006

Thousand russian rubles

	Notes	For the year ended 31 December, 2006	For the year ended 31 December, 2005
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit / (Loss) before taxation		**194 121**	**(231 207)**
Adjustments to reconcile profit before taxation to net cash provided by operating activities:			
Depreciation of permanent assets		1 555 619	1 914 438
Provision for inventory ageing		22 395	48 864
Provision for doubtful debts and other provisions		(65 112)	(170 579)
Other accrued taxes and expenses		169 823	-
Loss from retirement of permanent assets		239 553	1 009 116
Profit from retirement of investments into shares of other companies		(57 862)	9 296
Profit from retirement of other assets		21 800	-
Written-off default interest and fines on tax liabilities		(4 559)	(321 752)
Interest received		(108 188)	(113 638)
Interest paid		457 828	640 047
Other non-monetary transactions		302 347	554 746
Cash provided by operating activities before changes in operating capital and profit tax		**2 727 765**	**3 339 331**
Changes in a operating capital:			
Decrease in receivables and advance payments		494 653	239 500
Increase in inventories		(114 523)	(76 024)
(Increase)/decrease in other current assets		(21 825)	23 400
Decrease/(increase) in other non-current assets		240 424	240 139
(Decrease)/increase in accounts payable and accrued costs		(606 564)	(1 360)
Increase in tax liabilities (except for profit tax)		(49 095)	120 171
(Decrease)/increase in other non-current liabilities		(520 664)	(703 169)
Profit tax paid		(469 129)	(298 435)
Net cash provided by operating activities		**1 681 042**	**2 883 553**
CASH FLOW FROM INVESTING ACTIVITIES:			
Acquisition of permanent assets and other non-current assets		(1 249 014)	(1 743 061)
Proceeds from sale of permanent assets and other non-current assets		39 385	20 474
Acquisition of financial assets		-	(600)
Proceeds from sale of financial assets		32 269	19 034
Proceeds from sale and settlement of bills and deposits		318 407	573 054
Acquisition of bills and deposits		(484 965)	(1 135 671)
Interest received		108 188	32 035
Retirement of cash assets as a result of spin-off of companies		(69 421)	-
Net cash used in investing activities		**(1 305 151)**	**(2 234 735)**

Appended notes form an integral part of these financial statements

KUZBASSENERGO GROUP

CONSOLIDATED CASH FLOW STATEMENT - YEAR ENDED 31 DECEMBER, 2006

Thousand russian rubles

CASH FLOW FROM FINANCING ACTIVITIES:			
Receipt of borrowed funds		4 929 582	4 923 450
Repayment of credits and loans		(4 806 331)	(5 254 804)
Interest paid		(114 989)	(179 594)
Dividend paid		(572 489)	(1 872)
Net cash used in financing activities		**(564 227)**	**(512 820)**
Net increase/decrease in cash and cash equivalents		**(188 336)**	**135 998**
Cash and cash equivalents at beginning of year		**510 081**	**374 083**
Cash and cash equivalents at end of year		**321 745**	**510 081**
Cash at end of year includes:			
Cash and cash equivalents	9	197 783	-
Cash directly associated with non-current assets classified as held for sale	24	123 962	-

General Director S.N.Mikhailov

Chief Accountant S.S.Prikhodchenko

June 18th, 2007

Appended notes form an integral part of these financial statements

KUZBASSENERGO GROUP

CONSOLIDATED STATEMENT OF CHANGE OF SHAREHOLDERS EQUITY - YEAR END 31 DECEMBER, 2006

Thousand russian rubles

	Equity capital held by shareholders of OAO Kuzbassenergo				
	Share capital	Retained earnings	Total	Minority interest	Total
Balance as of 1 January, 2005	**3 689 102**	**18 795 970**	**22 485 072**	**26 871**	**22 511 943**
Profit/loss for the year	-	(509 226)	(509 226)	1 872	(507 354)
Retirement of minority interest	-	-	-	4 317	4 317
Dividend	-	(406 409)	(406 409)	-	(406 409)
Balance as of 31 December, 2005	**3 689 102**	**17 880 335**	**21 569 437**	**33 060**	**21 602 497**
Retirement of share of South Kuzbass State District Power Plant and West-Siberian Combined Heat and Power Station (Note 4)	-	(2 048 138)	(2 048 138)	2 048 138	-
Retirement of non-generating assets (Note 4)	-	(5 480 277)	(5 480 277)	-	(5 480 277)
Retirement of OAO IP Vodokanal		-	-	(5 883)	(5 883)
Profit/loss for the year	-	(113 649)	(113 649)	71 262	(42 387)
Dividend	-	(200 024)	(200 024)		(200 024)
Balance as of 31 December, 2006	**3 689 102**	**10 038 247**	**13 727 349**	**2 146 577**	**15 873 926**

General Director S.N.Mikhailov

Chief Accountant S.S.Prikhodchenko

June 18th, 2007

Appended notes form an integral part of these financial statements

Note 1. Introduction

a) Group and its activity

Kuzbass Power and Electrification Open Joint-Stock Company was established pursuant to Resolution No. 330 of the State-Owned Property Management Committee of Kemerovo region of 21.09.1993 and Resolution No. 345 of the Administration of the city of Kemerovo of 30 December, 1993 on reorganisation of POEiE Kuzbassenergo into The Kuzbass Joint-Stock Power Generation and Electrification Company of Open Type".. Later according to Resolution No. 584 of the Department of State Registration and Licensing of the Administration of the city of Kemerovo dated 25 July, 1996 the Company was renamed into Kuzbass Power and Electrification Open Joint-Stock Company (OAO Kuzbassenergo).

Kuzbassenergo Group consists of OAO Kuzbassenergo and its subsidiary companies.

The list of subsidiary companies is presented in Note 5.

Till 1 July, 2006 of OAO Kuzbassenergo carried on activity in the following areas:

- Production of electric and heat power;
- Transfer of electric and heat power;
- Supply (sale) of electric and heat power at established rates according to the electric and heat loads dispatch schedules;
- Sale of energy to supply authorities.

Since 1 July, 2006 due to reorganisation described in Note 4 transfer and distribution of electricity was excluded from the list of core businesses.

OAO Kuzbassenergo was registered by the Department of State Registration and Licensing of the Administration of the city of Kemerovo, registration certificate No. 3225, series KE-401 370 of 25 July, 1996

Legal address: Russian Federation, 650000, city of Kemerovo, GSP-2, prospekt Kuznetskiy, 30.

OAO Kuzbassenergo shares are quoted at Russian Trading System and Moscow Interbank Currency Exchange.

b) Relations with the state and its influence on Group's activity

As of 31 December, 2006 government-controlled RAO UES of Russia held 49.0% of voting shares in OAO Kuzbassenergo (at 31 December, 2005 – 49,0%).

The users of electric and heat power of the Group include enterprises controlled by the government or having a direct relationship with it. Besides, the state controls activity of some fuel suppliers and other suppliers of the Group.

The state exerts direct influence on Group's activity through regulation performed by the Federal Rates Service in the field of wholesale sale of electric power and through the Regional Rates Service in the field of retail sale of heat and electric energy. Operation of all power generating facilities is co-ordinated by OAO System Operator-Central Dispatch Administration of Unified Energy System (subsidiary of RAO UES of Russia) with the purpose of more efficient satisfaction of requirements of the system.

The rates at which the Group sells electric and heat power are determined on the basis of both standards for production of electric and heat power, and standards applicable to natural monopolies. Historically, the rates are determined using the method "costs plus", i.e. the prime cost of provision of services plus profit margin. The prime cost is determined according to the Russian Accounting Standards essentially different from the International Financial Reporting Standards (IFRS). In practice the rates are materially influenced by social and political factors, that, as a rule, entails essential delay in taking decisions on increasing the rates or their insufficient increase.

The policy of the Government of the Russian Federation in economic, social and other spheres may exercise a significant influence on the results of financial and economic activity of the Group.

c) Operational environment of the Group

Despite improvement of the situation in the economy of the Russian Federation its still has some features of an emerging market. These characteristics include, without limitation: inconvertibility of the Russian ruble in most countries, currency exchange control, as well as rather high inflation. The effective Russian tax, currency and customs legislation allows various interpretation and is subject to frequent changes.

d) Re-structuring of the branch and is statutory regulation

Russian electric power industry as a whole and the Group in particular currently undergo reorganisation with the purpose to create a competitive market of electric power and an environment where the Group will be able to raise funds necessary for maintenance and expansion of existing production facilities.

- The guidelines of regulatory control of the Russian Federation electric power industry restructuring process, as well as operation of the branch during the transition period and upon completion of the reform are stated in Federal Laws of 26 March, 2003 No.35-FZ "On electric power industry" and No.36-FZ "On particularities of functioning of the electric power industry during the transition period and on modification of some acts of the Russian Federation and recognising null and void some stututory acts of the Russian Federation due to approval of the law "On electric power industry".
- On 29 May, 2003 the Board of Directors of RAO UES of Russia approved the "Concept of development strategy of RAO UES of Russia Group enterprises in 2003-2008". In February, 2006 the Board of Directors approved an Appendix to the Concept of development strategy of RAO UES of Russia - the "Territorial generating companies". This document contains a detailed description of basic changes envisaged with respect to territorial generating companies during the imoplementation of the restructuring program.
- In October, 2003 the Government of the Russian Federation published its Resolution No. 643 "On rules of the wholesale market of electric energy (power) during the transition period". According to the approved rules, two sectors operate in the Federal wholesale market of electric energy (power): regulated trade sector and free trade sector. In the free trade sector electric power suppliers may sell electric power generated with the use of up to 15 percent of operating capacity of their equipment. Since November, 2003 Non-Profit Partnership "Trading System Administrator of Wholesale Electricity Market Transactions of Unified Energy System" began electric power trading in the free trade sector according to the rules of the wholesale market of electric energy (power) during the transition period. The Group participates in this sector of free trade.
- According to the plan of reform of the wholesale market of electric power, in August, 2006 the Government published its Resolution No. 529 "On perfection of functioning of the wholesale market of electric energy (power)" amending the Rules of operation of the wholesale electric power market during the transition period since 1 September, 2006. Since September, 2006 changes in pricing and cancellation of restrictions for sale of electric power in free trade sector came into force. In particular, the Resolution provides for gradual reduction (5% to 15% per year) of the share of electric power sales in

the wholesale market on the basis of regulated prices (rates) and respective increase in electric power sales at free market prices.

Since 2007 volumes of electric energy and power realised in the wholesale market of electric power sold at controlled prices will essentially decrease. Volumes of sales at controlled prices will be annually established by the Government of the Russian Federation according to the social and economic development forecasts. In 2007 up to 95% of planned volume of production of electric energy and power it will sold at controlled prices. The period from 2006 to approximately 2013 is a transitional one. Upon termination of this period a fully competitive wholesale market of electric power will be formed. The new market model also provides for other competitive mechanisms of sale of electric power: electric power sale at free prices under free bilateral agreements and a short-term competitive market with next-day supplies ("day-ahead" market). Within the framework of free bilateral agreements market participants will be able to choose a party to the agreement, the price and the volume of supply of electric energy. The "day-ahead" market is based on competitive selection of requests and offers submitted by buyers and suppliers one day prior to the supply of electric energy. The requests are selected by Non-Profit Partnership "Trading System Administrator". In case of deviations in the "day-ahead" forecast participants shall sell the excess or purchase the deficient part part of electric energy in the balancing market. As a whole, the "day-ahead" market is going to replace the free trade sector existing earlier. Production and consumption of electric energy is scheduled by System Operator-Central Dispatch Administration of Unified Energy System proceeding from the results of trading.

Group activity in the wholesale electric energy (power) market environmrnt has not rendered material effect on consolidated financial statements for 2006. The Group management believes that ultimately a stable regulatory framework and a competitive market of electric power will be created that will allow the Group and its successors to raise necessary funds for sustainable development of its financial and economic activity. However there cannot be an absolute certainty in this matter.

e) Financial standing of the Group

As of 31 December, 2006 current liabilities (except for net assets of disposal groups) of the Group exceeded its current assets by 496,642 thousand roubles (890,627 thousand roubles as of 31 December, 2005 including net assets of disposal groups).

State policy of rates control and a number of other factors render significant influence on activity of OAO Kuzbassenergo. During the last years regional power commissions not always gave permissions to raise the rates pro rata to the rates of inflation, therefore some rates cannot be used to cover all expenses for power production and distribution due to their insufficiency. Moreover, at determining these rates only expenses determined under the Russian standards are taken into account, and, accordingly, significant additional expenses taken into consideration under IFRS are not included. Besides, the Group experiences difficulties with attraction of financing necessary for investment into assets used for production, transfer and distribution of energy.

The Group continues to experience difficulties with settlement of overdue receivables.

The management has attained significant success in collection of debt receivable under current sales. Presently virtually all debt receivable is repaid by cash. Despite such an obvious success, the level of outstanding debt receivable for the past periods remains sensible.

The management continues to take measures aimed to the solution of the above-stated problems and improvement of the financial position of the Group, first of all, in the following areas:

- Implementation of advanced financial planning procedures; focussing on ensuring duly receipt of cash assets under current and overdue receivables; re-structuring of liabilities for their settlement during a larger time period;
- Negotiating with strategic investors, selection and evaluation of projects requiring capital investments;
- Negotiating with both federal and regional government authorities and regulating authorities ragarding real raise of rates to maintain sufficient volume of long-term investments into Group assets involved in production, transfer and distribution of energy.

The Group management believes that ultimately a stable regulatory framework and a competitive market of electric power will be created that will allow the Group and its successors to raise necessary funds for sustainable development of its financial and economic activity. However there cannot be an absolute certainty in this matter.

Note 2. Basis of presentation

The appended consolidated financial statements have been prepared according to the requirements of the International Financial Reporting Standards (IFRS) and the respective Interpretations approved by the International Financial Reporting Interpretations Committee (IFRIC). The appended financial statements have been prepared on the basis of Russian accounting data, adjusted and reclassified for true presentation in compliance with the requirements of IFRS. Consolidated financial statements of the Group have been prepared under the historical cost convention except for cases specified in Note 3. Preparation of consolidated financial statements according to IFRS requires from the Group management reasonable estimations and assumptions. The management also uses some professional judgements in the course of application of the accounting policy. Information on those sections of the financial statements preparation of which required extensive application of professional judgement or is characterised by particular complexity is presented in Note 3.

a) Taking into account the effect of inflation

Till 1 January, 2003 adjustments and reclassifications required for bringing financial statements prepared according to the requirements of the Russian legislation in compliance with IFRS, included adjustments necessary to reflect changes of the general buying power of Russian rouble in accordance with IFRS (IAS) 29 "Financial Reporting in Hyperinflationary Economies". According to IFRS (IAS 29) financial statements prepared in the currency of the country with a hyperinflationary economy, should be prepared taking into account current buying power of the currency of this country as of the accounting date. Since the economic circumstances in the Russian Federation testify to discontinuance of the hyperinflation processes, since 1 January, 2003 the Group does not apply provisions of IFRS (IAS) 29. Accordingly, data of financial statements recalculated taking into account current buying power of Russian rouble as of 31 December, 2002, represented initial data for consolidated financial statements of subsequent periods.

b) Functional currency and presentation currency

The national currency of the Russian Federation is Russian ruble which is used by the Group as a functional currency and a currency of presentation of the appended consolidated financial statements. All financial values presented in roubles are rounded off to within thousands.

c) Going concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the sale of assets and the extinction of liabilities in the normal course of business.

Changes in current and future economic circumstances in Russia and financial standing of the Group described in Note 1(e), may render material effect on future activity of the Group. Group's ability to sell its

assets, as well as its activity in the future may be subject to significant influence of current and future economic circumstances in Russia and financial standing of the Group. Nevertheless, Group management is confident that the Group will be able to continue its activity in the future according to the going concern principle relying on the following facts:

- The group operates in the unified electric power market and the local heat power market where there is a continuous stable demand for its product somewhat affected by seasonal fluctuations.
- In 2006 electricity rates were by 10-11% (heat power rates - by 12-13%) higher as compared to 2005, and similar growth of rates is expected in the future.
- The demand for electric and heat power continuously grows.

Therefore the appended financial statements do not include adjustments which would have to be made if the Group could not continue its activity according to the going concern principle.

d) New requirements of standards

Some new Standards become effective since 1 January, 2006. The new or corrected Standards and Interpretations which at the moment or in the future can render effect on group activity, as well as their agency on a group accounting policy are presented below:

- IFRS 39 (Amendment) "The Fair Value Option";
- IFRIC 4 "Determining Whether an Arrangement Contains a Lease";
- IFRS 39 (Amendment) "Financial Instruments: (Cash Flow Hedge Accounting of Forecast Intragroup Transactions)";
- IFRS 39 (Amendment) "Financial Instruments: Recognition and Measurement – Financial Guarantee Contracts";
- IFRS 21 (Amendment) "Accounting for the Effects of Changes in Foreign Exchange Rates: Net Investment in a Foreign Operation";
- IFRS 19 (Amendment) "Employee Benefits";
- IFRIC 5 "Rights to Interests Arising from Decommissioning, Restoration and Environmental Funds";
- IFRIC 6 "Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment";
- IFRS 6 "Exploration for and Evaluation of Mineral Resources" (since 01.01.2006).

The application of the above new or adjusted Standards and Interpretations has not rendered material effect on financial position of the Group, as well as on its operational activity as of 31 December, 2006 and as of 31 December, 2005.

e) Other new Standards and Interpretations

The following Standards and Interpretations have not become effective yet and were not applied at preparation of these financial statements:

- IFRS 7 "Financial Instruments: Disclosures" (effective for annual periods beginning on or after 1 January, 2007). The standard requires more detailed disclosure of information on financial instruments of the Group with an emphasis on quantitative aspects of risk exposures and the methods of risk man-

agement. The quantitative disclosures will provide information about the extent of exposure to risk, based on information provided internally to the entity's key management personnel. Qualitative and quantitative disclosures will cover exposure to credit risk, liquidity risk and market risk including sensitivity analysis to market risk. IFRS 7 replaces IAS 30 "Disclosures in the Financial Statements of Banks and Similar Financial Institutions", and IAS 32 "Financial Instruments: Disclosure and Presentation". The Amendment to IAS 1 "Presentation of Financial Information" introduces disclosures about level of an entity's capital and how it manages capital. The Group is currently assessing what impact the new IFRS 7 and the amendment to IAS 1 will have on disclosures in its financial statements.

- IFRS 8 "Operating Segments " (effective for annual periods beginning on or after 1 January 2009). The Standard applies to entities whose debt or equity instruments are traded in a public market or that file, or are in the process of filing, their financial statements with a regulatory organisation for the purpose of issuing any class of instruments in a public market. IFRS 8 requires the equity to report financial and descriptive information about its operating segments and specifies how the equity should report such information;
- IFRIC 7, "Applying the Restatement Approach under IAS 29", effective for annual periods beginning on or after 1 March 2006 (1 January, 2007 for these financial statements);
- IFRIC 8, "Scope of IFRS 2", effective for annual periods beginning on or after 1 May 2006 (1 January, 2007 for these financial statements);
- IFRIC 9 "Reassessment of Embedded Derivatives", effective for annual periods beginning on or after 1 June 2006;
- IFRIC 10, "Interim Financial Reporting and Impairment", effective for annual periods beginning on or after 1 November 2006 (1 January, 2007 for these financial statements);
- IFRIC 11, "IFRS 2 - Group and Treasury Shares Transactions", effective for annual periods beginning on or after 1 March 2007;
- IFRIC 12 "Service Concession Arrangements", effective for annual periods beginning on or after 1 January 2008;
- IAS 23, "Borrowing Costs". The revised Standard applies prospectively to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after 1 January 2009. The revised Standard removed the option of immediate recognition as an expense of borrowing costs related to assets that take a substantial period of time to get ready for use or sale..

If not specified otherwise, application of new standards and interpretations will not render material effect on financial statements of the group.

f) Reclassification

To bring data of financial statements of the previous accounting period in conformity with the data presentation form adopted in the current accounting period, some values were reclassifications of separate parameters.

- Item "Other costs" was increased by 174,204 thousand RUB as a result of reclassification of deductions to the Energy Saving Fund from the item "Taxes other than profit tax" to the item "Other costs";

- Item "Accounts payable to suppliers and contractors and accrued costs" was increased by 16,471 thousand RUB as a result of reclassification of land lease payments from the item "Other taxes payable" to the item "Accounts payable to suppliers and contractors";

- Item "Taxes other than profit tax" was reduced by 384,732 thousand RUB as a result of reclassification of land lease costs from the item "Taxes other than profit tax" to a separate item "Land lease costs".

Note 3. Summary of significant accounting policies

Basic provisions of the accounting policy of the Group applied at preparation of consolidated financial statements are presented below.

a) Consolidation principles

Subsidiary companies

Subsidiary companies are companies controlled by OAO Kuzbassenergo. The Group is deem to control a company if it may directly or indirectly govern financial and operational policy of this company for the purpose of deriving economic benefit of its activity. Financial statements of subsidiary companies are included into consolidated financial statements of the Group since the date the Group actually acquires control over them, and excluded from consolidated financial statements since the moment of actual discontinuance of such control. Minority interest is shown as a part of the Group equity capital.

In case of need financial statements of subsidiary companies are adjusted to bring accounting policy principles used by them into conformity with the Group's accounting policy.

At preparation of consolidated financial statements balances on accounts and transactions inside the Group, as well as paper profits and losses resulting from such operations are excluded.

b) Permanent assets

Owned assets

Permanent assets are recognized at actual cost. The cost of a permanent assets item includes the total of actual costs of the Company for acquisition, construction and manufacturing, except for the value added tax and other refundable taxes. Capitalised costs do not include general costs and other similar overheads.

Permanent assets are stated at historical cost less depreciation. Costs of assets acquired prior to 1 January, 2003, are recalculated taking into account effect of inflation before 31 December, 2002.

At each accounting date the management determines availability of symptoms of economic obsolescence of permanent assets. If at least one of such symptoms is revealed, the management evaluates the realisable value of permanent assets.

The following symptoms may testify to availability of economic obsolescence:

- Major canges in production process, economic or legal environment;
- Physical damage to a permanent assets item or group of permanent assets items;
- Reduction of market prices for certain kinds of permanent assets and so forth

The realisable value is determined as a fair value less sales costs or a value in use, whichever is greater (IFRS 36 "Impairment of Assets").

The value in use is a present value of prospective (estimated) future cash flows expected from continuing use of the asset and its retirement in the end of its useful life.

The book value of permanent assets is written off down to their realisable value, and the difference is charged as cost (impairment loss) to the profit and loss statement.

A permanent assets item shall be written off when the Group does not expect any more economic benefits from its ownership or the Group transfers to third persons all risks and benefits from possession of this item. Profits and losses resulting from the retirements of permanent assets are reflected in the profit and loss statement.

Subsequent costs

Expenses for capital repair and expenses associated with replacement of a permanent assets component recognized as a separate item are capitalised, and the book value of the replaced component is written off. Expenses for current repair and maintenance are charged to the profit and loss statement in the period when they are incurred.

Depreciation

Depreciation of permanent assets is charged to the profit and loss statement by a staright-line method during the period of useful life of a permanent asset. In 2006 the term of useful life of some permanent assets facilities was reconsidered due to their mor intensive use. The book value of assets amounted to 1,591,436 thousand roubles. Total increase in depreciation reflected in the profit and loss statement for the year ended 31 December, 2006 and resulted from decrease of terms of useful life of assets amounted to 91,616 thousand roubles.

The following service life periods are used at charging depreciation:

Type of permanent assets	2006	2005
Permanent assets used by production of heat and electric power	35-68	50
Permanent assets used for transfer of electric power	40	40
Permanent assets used for distribution of electric power	23-68	40
Permanent assets used for transfer of heat power	25-57	25
Other	5-60	5-50

c) Financial instruments

Financial instruments reflected in the Group balance, include financial investments, extended loans, accounts receivable from buyers and customers, other receivables, cash and cash equivalents, loans received, accounts payable to suppliers and contractors and other payables. Financial instruments are initially recognized at fair acquisition value plus costs under the transaction associated with acquisition or issue of the financial instrument if the financial asset or the financial liability are not classified as financial instruments, the change of fair value of which is reflected in the profit and loss statement.

Extended loans are stated at amortized cost with use of the effective interest method.

d) Financial assets

Financial assets are initially recognized at fair value as of the date of transaction plus costs under the transaction directly associated with acquisition or issue of the financial instrument if the financial asset is not classified as a financial instrument, the change of fair value of which is reflected in the profit and loss

statement.

Financial assets are classified as follows:

- financial investments held to maturity;
- financial assets, change of fair value of which it reflected in the profit and loss statement;
- financial investments held for sale;
- loans and debt receivable.

Financial investments in debt securities with fixed maturity date traded at an active stock market that the Group intends and have a possibility to hold to maturity, are classified as "held to maturity". Securities held to maturity are stated at amortized cost using effective interest method less provision for amortisation. Amortisation of discount or bonus at acquisition of securities held to maturity is recognized as interest income during the period remaining until their maturity date. Securities held to maturity are reflected within non-current assets except for cases when the maturity date is expected within 12 months after the accounting date.

Financial investments in securities acquired for the purpose of extraction of profit as a result of short-term fluctuations of prices are classified as financial assets at fair value (fair value changes are reflected in the profit and loss statement) and included into current assets.

Any other financial investments, except for extended loans and debt receivable, are classified as "held for sale". Financial investments held for sale are charged to current assets if the Group management intends to sell them within 12 months after the accounting date.

Securities held for sale, as well as intended for trade are stated at fair value, proceeding from market quotations as of the date of preparation of financial statements, disregarding costs which the Group may incur at their sale or other disposal. Profit and loss associated with change of fair value of financial investments are reflected in the profit and loss statement for the respective period, except for financial investments held for sale for which profit and loss recognized directly in equity. Interest income, exchange differences and dividend relating to securities held for sale are recognized in the profit and loss statement. If the market price cannot be determined, the fair value is determined proceeding from the Group management estimations using respective estimation procedures.

e) Inventories

Inventories are stated at the actual cost or net selling price, whichever is the least. Inventories are taken into account using the weighted average cost method.

The net selling price represents an anticipated selling price during usual economic activities of the Company less all expenses for completion, as well as product promotion and marketing costs.

From time to time the Group evaluates its inventories in order to reveal obsolete and illiquid products and, if required, creates a respective reserve. The depreciation reserve reduces the value of inventories to the value at which they can be supposedly sold less selling costs.

f) Value-added tax on purchases and sales

The value-added tax originating at sale of products shall be transferred to the national budget upon (a) receipt of payment from buyers or (b) passage of title to the products to the buyer (whichever is the earliest). The input VAT is subject to refunding by offsetting against the amount of the output VAT as the invoices are received. Taxing authority allow to pay the difference between the input and output VAT. VAT ralating to the purchase and sale operations is stated separately as a current asset and a current liability. At creation of a provision for depreciation of debt receivable all amount of the bad debt, including the VAT, is included in the provision.

g) Accounts receivable and advance payments made

Accounts receivable are including the VAT. Accounts receivable from buyers and customers and other kinds of accounts receivable are adjusted for the amount of an estimated provision for depreciation of these receivables.

Such provision for bad debts is formed when there is an objective confirmation of impossibility of reception by the Group of all amounts outstanding according to the initial conditions of repayment. The amount of this estimated provision is calculated as a difference between the book value and the reimbursable amount representing the present value of expected flows discounted using the market interest rate applicable for similar borrowers as of the date of this debt receivable.

h) Cash and cash equivalents

Cash includes cash in hand and demand deposits in banks. Cash equivalents include short-term high-liquid investments that can be easily converted into cash assets, with a maturity not exceeding three months from the date of acquisition and a cost not subject to significant fluctuations. The balance at the year end reflected in the consolidated cash flow statement, includes cash referred to non-current assets qualified as assets held for sale.

i) Dividend

Dividend is recognized as liabilities and are deducted from the capital amount as of the accounting date only if they were declared (approved by shareholders) before the accounting date inclusive. If dividend was declared after the accounting date, but before the date when the financial statements were approved for issue, the information on them shall be revealed in the Notes to the financial statements.

The amount of the retained earnings of the Group that may be distributed between the shareholders is determined on the basis of financial statements prepared under the Russian accounting standards. These amounts can essentially differ from those calculated according to IFRS.

j) Lease

If the Company acts is a leaser under a finance lease agreement, the leased item is recognized in the balance sheet as a part of permanent assets at a fair value or present value of minimum rent payments (whichever is the least). At calculation of the present value of minimum rent payments the discount coefficient is meant to be the interest rate specified in the lease arrangement and if it cannot be determined, then taken into consideration is the Bank interest rate on borrowed funds.

In case of transfer of title to the leased facilities upon termination of the lease term the asset will be depreciated during the term of its useful life, otherwise the asset will be depreciated during the lease term or the useful life (whichever is shorter).

In case when the Group ia a leaser under a lease agreement which do not provide for transition of all risks and benefits of ownership from the lessor to the Group, the rent payments are charged in the profit and loss statement on a straight line basis till the end of the lease term.

If any assets are leased out under an operating lease agreement, the rent payments are recognized on a straight line basis as an income till the end of the lease term.

k) Credits and loans

All credits and loans initially recognized at a fair acquisition cost, less transaction costs. After the initial recognition all credits and loans are subsequently reflected at depreciated cost with the use of the effective interest rate method.

Long-term credits and loans received or provided by the Group at rates below the market one, at the initial recognition are reflected at fair value by discounting all future cash flows using average market interest rate available for the Group for financial instruments with similar terms and conditions.

Loans or their part are classified as short-term except for those with respect to which the Group has an unconditional right of extension of maturity for more than 12 months from the accounting date.

Loan costs are recognized as expenses as incurred using the effective interest rate method. As of the accounting date accrued but unpaid interest is reflected as a part of other accounts payable.

l) Pensions and other remunerations upon termination of labour activity

The Group makes all necessary deductions for its employees according to the established rates to the Pension Fund of the Russian Federation. Obligatory payments to the State pension funds are charged in the period when respective services were rendered by employees of the Group.

Pension scheme liabilities

The Group has defined benefit plans. A defined benefit plan is a pension plan according to which the amount of pension payments which the employee will receive after retirement is determined depending on several factors, such as age, time record and wage rate.

A liability reflected in the balance sheet with respect to the defined benefit plan is essentially an adjusted present value of pension liabilities as of the accounting date less fair value of the plan assets adjusted for services of past years. Actuarial profits and losses are recognized immediately.

Amount of liability under the defined benefit plan is calculated by the Group annually. To determine the present value of a liability of the plan and the cost of current services use is made of the valuation method involving offseting of predicted accounting unit of the pension. The adjusted present value of a liability under the defined benefit plan is calculated by discounting expected future cash payments using interest rates of highly liquid public bonds expressed in a currency in which the payments will be made, and with a maturity terms approximately equal to those of respective pension liabilities.

Health care upon termination of labour activity

The Group provides health care benefits to its employees after their retirement. The right to receive such benefits is provided if an employee worked in the company until achievement of the pension age during the specified minimum term (10 years). Expected expenses on these benefits are charged during the period of labour activity with use of the accounting method similar to the defined benefit plan accounting method. Profits and losses resulting from changes of actuarial assumptions are charged to profits and losses immediately. These liabilities are annually assessed by the Group.

Basic assumptions used at calculation of pension and medical insurance liabilities upon termination of labour activity are the following:

- Discount factor;
- Expected growth of payments to recipients of benefits;
- Average expected length of life of recipients of benefits.

m) Accounts payable and charges

Accounts payable to suppliers and customers and other payables are reflected taking into account the value added tax. Accounts payable are reflected in the balance sheet at the moment when the parties fulfilled the conditions of the contract and is stated at depreciated cost calculated with use of the effective interest rate.

If at re-structuring of accounts payable their present value differs from the acquisition cost by more than ten percent, the fair value of the re-structured indebtedness is determined as present value of future cash flows discounted under an interest rate available to the Group as of the re-structuring date.

The discounting amount is reflected in the profit and loss statement (financial income) as a re-structuring profit, and the long-term part of the discounted accounts payable is classified as other non-current liabilities. The discounted amount is depreciated during the whiole period of re-structuring and is recognized as interest costs.

n) Profit tax

Profit tax accrued for the period includes the amounts of current and deferred tax. Profit tax costs are charged to the profit and loss statement except for cases when they directly refer to assets and liabilities recognised in the capital flow statement, in which case they recognized in the equity section.

Current profit tax costs are reflected in the amount of expected tax payments calculated proceeding from the taxable profit for the year with use of tax rates effective or actually put in force as of the accounting date, and adjustment of amount of the profit tax liability for previous periods.

Deferred profit tax is recognized using the balance accounting method and charged with respect to losses reducing the deferred taxable profit, and temporary differences arising between tax valuation of assets and liabilities and their book value. According to the principle of non-recognition of deferred taxes at initial recognition of transactions, deferred taxes are not recognized with respect to the temporary differences arising at initial recognition of an asset or a liability under transactions other than companies merger transactions if the fact of initial recognition of this transactions does not influence neither the accounting profit nor the taxable profit. Deferred profit tax balances are calculated under tax rates effective as of the accounting date, which, as expected, will be effective during the period when temporary differences will be recovered or tax loss will be covered. Deferred profit tax assets relating to deductible temporary differences and losses reducing deferred taxable profit are reflected only to the extent that there is a probability to receive in the future taxable profit sufficient to cover such deferred profit tax assets.

o) Proceeds

Proceeds are recognized at the date of supply of heat and electric power, at shipment of products and at the moment of rendering services not relating to power industry. Proceeds from sale is reflected in a financial statements less the tax to an added value. Amount of proceeds is determined proceeding from heat and electric power rates approved by the Regional power commission.

p) Public subsidies

Public subsidies are recognized at fair value when there is a reasonable reliance that the subsidy will be received, and the Group will meet the requirements for provision of subsidies.

q) Accounting by segments

The Group carries out its activity in one geographical region and in one branch – production of electric and heat power in the Kemerovo region. Production of electric and heat power are interdependent kinds of activity and are subject to the same risk factors that makes it possible to reflect them in the accounting as a single segment.

r) Discontinued operations

Discontinued operation is a component of the Group's business that has been disposed of or is classified held for sale, and (a) represents a separate major line of business or geographical area of operations; (b) is a part of a uniform coordination plan of disposal of a separate major line of business or geographical area of operations; or () is a subsidiary acquired exclusively with a view to resale is the subsidiary acquired only for the purposes of the further resale.

Profit and cash from discontinued operations, if any, are recognized separately from continued operations with comparative data.

Activities that were spin-off as a result of re-structuring of the Group (see Note 4) do not meet the definition of "component", therefore in this consolidated financial statements they are not presented as discontinued operations.

s) Non-current assets classified as held for sale

Non-current assets and groups of assets held for sale (can include both non-current and current assets) or disposal groups are classified in the balance sheet as "Non-current assets held for sale" if their book value will be mainly replaced as a result of sale within 12 months after the accounting date. Assets are reclassified when as of the accounting date all the conditions stated below are satisfied: (a) assets may be immediately sold "as they are"; (b) the Group management approved and initiated the implementation of an active campaign to look for a buyer; (c) assets are offered for sale in the market at a reasonable price; (d) asset sale is expected within one year, (e) material changes to the sale plan or its withdrawal are unlikely.

Non-current assets or retirement groups classified as held for sale in the balance sheet of the current period, are not classified and are not stated in the balance sheet of the previous period with the purpose of their classification in the end of the current period.

Disposal groups held for sale are recognized at the book value or fair value less sales costs, whichever is the least. No depreciation is charged on assets held for sale.

Liabilities which are directly associated with assets group held for sale are stated in the balance sheet separately from other liabilities.

t) Earnings per share

Earnings per share are determined by dividing the net profit (or loss) attributable to holders of common shares in the parent company by the average weighted number of common shares outstanding during the accounting period.

u) Minority interest

Minority interest is a part of net operating results and net assets of a subsidiary company. Minority interest is calculated on the basis of share in net assets of the subsidiary company.

v) Estimation of fair value

For the purpose of preparation of financial statements fair value of accounts receivable is determined by discounting the cost of estimated cash flows at a market interest rate applied to similar borrowed funds for similar borrowers as of the accounting date.

Fair value of financial liabilities and other financial instruments (except for those negotiable on the market) for the purposes of information disclosure is evaluated by discounting future cash flows at current market interest rate at which the Group may borrow funds with the use of similar financial instruments. Fair value of financial instruments negotiable in the market for the purpose of information disclosure is calculated on the basis of the closing current market value as of the accounting date.

w) Seasonal nature of activities

Both season of the year and weather conditions influence the demand for heat and electric power. Major part of incomes from heat power sale is received during the period from October to March. Similarly, though not so obviously, major part of electric power sales occurs in the same period. Seasonal nature of production of heat and electric power influences fuel consumption and energy purchase.

Besides, during the period of decreased production volumes from April to September repair and maintenance costs increase. Seasonal nature of activities do not influence the recognition by the Group of incomes or expenses.

x) Accounting valuations and assumptions

The Group makes a number of assumptions and estimations which can affect representation in the financial statements of assets and liabilities in the next financial year. Estimations and judgements are regularly revised based on management's experience and other factors including the forecast of future events justified under existing circumstances. The management also uses certain judgements at application of certain principles of the accounting policy. Most significant judgements affecting financial statements as well as estimations capable to cause significant adjustment of the book value of assets and liabilities in the next financial year are presented below:

Provision for bad debts receivable.
Provision for depreciation of receivables is based on estimation of probability of collection of accounts receivable from specific counterparts. In the event of general worsening of solvency of buyers or if real level of non-payment of debts by counterparts exceeds the forecasted one, actual results may differ from those estimated.

Provision for depreciation of non-financial assets.
On each date of preparation of financial statements the Group management evaluates availability of any signs of reduction of the replacement cost of assets with respect to the book value. If any such reduction is revealed, the book value of assets is reduced down to the replacement cost determined as a result of estimation. The decrease amount is reflected in the consolidated profit and loss statement in the period in which such a decrease was revealed. In case of inverse changes, if the management finds out that the value of assets increased, the provision for depreciation is reversed (in full or in part).

Accounting of provisions includes provisions relating to permanent assets, investments, other long-term assets and obsolete inventories.

Recognition of acquisition of assets from OAO Altaienergo.
The Group analysed the necessity of inclusion of assets acquired from OAO Altaienergo (Note 28) in the consolidated financial statements of the Group as of 31 December, 2006. The Group concluded that this transaction represents a business acquisition between enterprises under common control occured after the

accounting date, that is after 31 December, 2006. Hence, the acquired business is not to be included in the consolidated financial statements of the Group as of 31 December, 2006. The Group also established that as of 31 December, 2006 it had no control over the acquired business since as of the accounting date it did not possess the respective assets, did not possess manpower for carrying out operational activity with the use of these assets, did not nominate officers responsible for management of the operational activity and had no signed sale and purchase contracts relating to this business.

Note 4. Re-structuring

a) Re-structuring process

According to the resolution of the Board of Directors of OAO Kuzbassenergo of 12.07.2005 the reorganisation of OAO Kuzbassenergo was determined as one of priority directions of its activity. The Board of Directors also decided to initiate the reforming of OAO Kuzbassenergo in terms of division by different kinds of activity through reorganisation of OAO Kuzbassenergo in the form of spin-off.

The Board of Directors of OAO of RAO UES of Russia on 23 December, 2005 and the extraordinary shareholder meeting of OAO Kuzbassenergo of 30 December, 2005 took a decision on reorganisation of OAO Kuzbassenergo in the form of spin-off, and approved the separation balance sheet prepared according to the Russian accounting standards as of 30 June, 2006.

In the course of reorganisation on 01.07.2006 five companies were spun-off:

Business name	Number of registered shares	Share par value, RUB	Total amount of issue (at par value), RUB
OAO Kuzbassenergo - Regional Electrical Grid Company	606,163,800	2.90	1,757,875,020
OAO Kuzbass Power Sales Company	606,163,800	0.05	30,308,190
OAO Trunk Electrical Grids Kuzbassenergo	606,163,800	1.00	606,163,800
OAO West-Siberian Combined Heat and Power Station	606,163,800	1.50	909,245,700
OAO South Kuzbass State District Power Station	606,163,800	0.90	545,547,420

b) Retirement of non-generating assets

After reorganisation OAO Kuzbassenergo will represent only a part of activities carried out today, namely power generating activity. All other activities will continue, but only at spun-off enterprises, to which OAO Kuzbassenergo transferred their respective assets and liabilities.

The Board of Directors approved division of OAO Kuzbassenergo by kinds of activity by proportional transfer to shareholders of OAO Kuzbassenergo of three companies:

OAO Kuzbassenergo – Regional Electrical Grid Company will carry out power transfer and distribution from the source to users.

OAO Kuzbass Power Sales Company will be engaged in electric power sales; possibly, it will be vested with the function of a guaranteeing supplier. In the course of reorganisation assets of subsidiary company

OOO Sbytenergo will pass to this company.

OAO Trunk Electrical Grids Kuzbassenergo will carry out electric power transfer via grids included into the united national (all-Russian) electrical grid.

c) Transfer of the minority interest and sale of certain power generating stations.

OAO West-Siberian Combined Heat and Power Station and OAO South Kuzbass State District Power Station will perform production of electric and heat power, as well as heat power transfer. In 2006 General Meeting of shareholders of OAO Kuzbassenergo passed a resolution on sale of shares in OAO West-Siberian Combined Heat and Power Station and OAO South Kuzbass State District Power Station.

On 1 July, 2006 50% less one share in OAO West-Siberian Combined Heat and Power Station and OAO South Kuzbass State District Power Station were handed over to shareholders of OAO Kuzbassenergo. The company continued to hold 50% plus one share of OAO West-Siberian Combined Heat and Power Station and OAO South Kuzbass State District Power Station till 29 December, when conditions of their classification as disposal group were met (see Note 24)

In March, 2007 shares of these companies were sold. For more details about OAO West-Siberian Combined Heat and Power Station and OAO South Kuzbass State District Power Station refer to Notes 24 and 28.

d) Estimated financial information

The management prepared estimated financial information according to the requirements of IFRS. No such information for the previous periods is represented.

At preparation of this estimated information the management used the following assumptions:

- Amounts of assets and liabilities spun-off as a result of re-structuring were calculated on the basis of the separation balance sheet prepared for the purpose of reorganisation in the form of spin-off according to the Russian Accounting Standards;
- All the necessary adjustments according to the accounting policy of OAO Kuzbassenergo in compliance with IFRS were made. The management believes that all assets and liabilities transmitted as a result of spin-off of activities were identified and adjusted as required to bring the present value of assets and liabilities into compliance with IFRS.

The transfer of net assets of OAO Kuzbassenergo - Regional Electrical Grid Company, OAO Kuzbass Power Sales Company, OAO Trunk Electrical Grids Kuzbassenergo to shareholders by spin-off, as well as the transfer of 50% of shares less one share in West-Siberian Combined Heat and Power Station and OAO South Kuzbass State District Power Station to shareholders of OAO Kuzbassenergo calculated on the basis of the book value of assets and liabilities as of the re-structuring date, 01 July, 2006, was the following:

	Spin-off and transfer of non-generating assets of the 3 companies	Transfer of minority interest in 2 power generating stations
Assets		
Permanent assets	6,012,491	4,307,854
Other non-current assets	95,162	3,334

Accounts receivable and advance payments made	617,837	91,172
Inventories	102,789	254,477
Other current assets	105,534	-
Cash and cash equivalents	69,421	7,604
Deferred tax assets	56,674	29,714
Liabilities		
Accounts payable and charges	(407,798)	(102,447)
Short-term credits and loans	(472,251)	-
Deferred tax liabilities	(624,808)	(475,770)
Other long-term liabilities	(74,775)	(19,662)
Net assets of the companies	5,480,277	4,096,276
Group share in net assets of South Kuzbass State District Power Station and West-Siberian Combined Heat and Power Station 50% +1 share	-	(2,048,138)
Total amount transferred to shareholders	**5,480,277**	**2,048,138**

Note 5. Subsidiary companies

Description	Share in the authorised capital / percent of voting shares at 31 December, 2006, %	Share in the authorised capital / percent of voting shares at 31 December, 2005, %
OAO Western - Siberian Combined Heat and Power Station	50.0 + 1 share	-
OAO South Kuzbass State District Power Station	50.0 + 1 share	-
OOO Engineering and Analytical Centre Kuzbasstekhenergo	100.0	100.0
OAO Kuzbasskaya Energoremontnaya Kompaniya	100.0	100.0
OAO Kuzbassenergoservis	100.0	100.0
ZAO ATP Kuzbassenergo	100.0	100.0
ZAO MSCH Health Centre "Energetik"	100.0	100.0
OAO Prokopievskenergo	60.0	60.0
OAO IPO Vodokanal	-	75.0
OOO Sbytenergo	-	100.0
OAO Kuzbassetremont	-	100.0
OOO Bill Centre Kuzbassenergo	-	100.0

All subsidiary companies were consolidated in the financial statements for the year ended 31 December, 2006 and for the year ended 31 December, 2005.

100% of shares in OAO Kuzbassetremont were transmitted to OAO Kuzbass Regional Electrical Grid Company during the reorganisation.

100% of shares in OOO Sbytenergo were transmitted to OAO Kuzbass Power Sales Company during the reorganisation.

In 2006 100% of shares in OOO Bill Centre Kuzbassenergo and 75% of shares in OAO IPO Vodokanal were sold to third party buyers. The amounts of transactions were 491 thousand roubles and 26,000 thousand roubles accordingly.

Notes 6. Related parties

Parties are considered to be related if one of the parties has a possibility to control the other party, is under common control, or can renders significant influence or have common control over the other party at taking financial and operational decisions. At determination of possible relations of the parties the economic essence of relations prevails over their legal form.

The essence of relations with related parties with which the Group had material transactions or had material balances as of 31 December, 2005 is disclosed below:

a) Transactions with RAO UES of Russia and companies which are under its common control

RAO UES of Russia holds 49% common voting shares in OAO Kuzbassenergo and performs actual control over the Group's activity.

Ultimate controlling party of the Group is the state which owns 52.6% of shares in RAO UES of Russia.

Volumes of transactions performed in the reporting year with the companies of RAO UES of Russia group and companies under common control are presented below:

	For the year ended 31 December, 2006	For the year ended 31 December, 2005
Electric power transfer subscriber's pay and services		
RAO UES of Russia	562,273	989,681
OAO Federal Grid Company of Unified Energy System	208,636	802,707
FROM System Operator-Central Dispatch Administration of Unified Energy System	232,376	268,396
Interregional Trunk Grid Company MMSK Centre	-	32,034
Electric power purchases		
OAO Sayano-Shushenskaya HPP	176,936	187,357
OAO Berezovskaya State District Power Station-1	60,828	132,398
OAO Gusinoozerskaya State District Power Station	-	90,132
OAO Kharanorskaya State District Power Station	-	77,894
OAO WGC-3	69,205	-
OAO Krasnoyarskaya State District Power Station-2	65,178	64,334
OAO Omsk Power Sale Company	-	917
ZAO Kuzbassenergosvyaz (rendering telecommunication services)	70,916	53,134
Settlement of accounts on insurance with insurance	1,888	88,073

company Leader		
Coal purchases		
ZAO Kuzbassenergosvyaz	1,079	3,316
Total purchases	**1,449,315,**	**2,790,373**
OAO Kuzbass Power Sales Company	2,971,576	
ZAO Kuzbassenergosvyaz (supply service)	22,733	26,091
Services rendered to RAO UES of Russia	1,632	2,123
Total sales	**2,995,941**	**28,214**

Balances on operations with companies of RAO UES of Russia group and companies under common control are disclosed below:

	As of 31 December, 2006	**As of 31 December, 2005**
Accounts receivable for products, services rendered		
OAO Altaienergo	-	484
RAO UES of Russia	-	177
Provision for doubtful debts	-	(255)
Total	**-**	**406**
Accounts payable		
Short-term accounts payable		
OAO MMSK Centre	-	37,801
RAO UES of Russia	-	3,262
OAO Sayano-Shushenskaya HPP	-	1,693
OAO Kharanorskaya State District Power Station	-	1,121
OAO Omsk Power Sale Company	215	1,082
OAO Yakutskenergo	421	376
Insurance company Leader	16	16
Short-term part of re-structured accounts payable		
RAO UES of Russia	238,783	160,000
OAO Mosenergo	-	220,135
OAO Kharanorskaya State District Power Station	6,972	-
Other	2	746
Long-term part of re-structured accounts payable		
RAO UES of Russia	413,640	468,898

OAO Mosenergo	-	77,574
OAO Yakutskenergo	-	247
OAO Kharanorskaya State District Power Station	10,783	-
Other	222	354
Total	671,054	973,305

Transactions with RAO UES of Russia on payment of the subscription fee for services on organisation of functioning and development of RAO UES of Russia, settlement of accounts with OAO FGC UES for services relating to electric power transfer via Unified National Power Grid (ENES), as well as settlement of accounts with System Operator-Central Dispatch Administration of Unified Energy System for rendering of services on operational/dispatching control were carried out under rates established by the Federal Energy Commission of the Russian Federation.

Accounts with power companies for acquired energy in the free trade sector of the wholesale market are settled through ZAO Financial Settlements Centre at prices calculated by "Trading System Administrator of Wholesale Electricity Market Transactions of Unified Energy System" Non-Profit Partnership under transition period regulations of the wholesale market of electric energy (power). The amount and cost of electric energy acquired in the free trade sector are determined by "Trading System Administrator of Wholesale Electricity Market Transactions of Unified Energy System" Non-Profit Partnership upon calculation of scheduled production and consumption volumes.

All power companies are subsidiaries of RAO UES of Russia.

In 2005 and 2006 OAO Kuzbassenergo concluded motor third party insurance contracts with insurance company Leader fully owned by RAO UES of Russia.

b) Transactions with OAO SUEK and SUEK Group

Open Joint-Stock Company Siberian Coal Energy Company (hereinafter referred to as OAO SUEK) holds 43.5% of common voting shares of OAO Kuzbassenergo and exercises a significant influence on Group activity. OAO SUEK is one of main suppliers of coal for power stations of OAO Kuzbassenergo, and companies of SUEK Group are one of largest consumers of electric power in the region where the Group carries out its activity.

In the reporting year the following transactions were carried out with OAO SUEK:

	For the year ended 31 December, 2006	For the year ended 31 December, 2005
Coal purchases		
OAO SUEK	2,380,363	1,804,280

Balances on transactions with OAO SUEK:

	As of 31 December, 2006	As of 31 December, 2005
Accounts payable		
OAO SUEK	59,559	139,928

Electric and heat power was sold to SUEK Group companies at rates established by the Regional Power Commission.

Volumes of sales of electric power to SUEK Group companies are presented below:

	For the year ended 31 December, 2006	For the year ended 31 December, 2005
SUEK	79,955	-
Companies affiliated with OAO SUEK		
OAO Energoupravleniye	-	485,381
OAO Gorelectroset	-	161,371
OAO Shakhtoupravleniye Kotinskoye	-	25,768
OAO Investment Company Sokolovskaya	19,329	17,167
OAO Kolmogorovskaya-2 Mine	-	13,715
OAO Open-Pit Mine Kamyshanskiy	-	12,451
OAO Open-Pit Mine Maysikiy	4,579	10,203
OAO Prokopievskaya Gorelektroset	-	9,052
Other	-	3,378
Total	**103,863**	**738,486**

Balances on transactions with SUEK Group companies are presented below:

	As of 31 December, 2006	As of 31 December, 2005
Accounts receivable		
OAO Prokopievskaya Gorelektroset	-	10 451
OAO Gorelectroset	-	5 505
OAO Investment Company Sokolovskaya	-	2 125
Other	3	1 228
Provision for doubtful debts	-	(5 351)
Total	**3**	**13 958**
Accounts payable		
OAO Energoupravleniye	-	44 716
Other	-	1 186
Total	**-**	**45 902**

c) Operations with other related parties

- One of members of the Board of Directors of OAO Coal Company Kuzbassrazrezugol is also a member of the Board of Directors of the Group. Transactions and balances with OAO Coal Company Kuzbassrazrezugol are presented below:

	For the year ended 31 December, 2006	For the year ended 31 December, 2005
Coal purchases	3,160,931	2,635,961
Electric power sales	473,086	720,170

	For the year ended 31 December, 2006	For the year ended 31 December, 2005
Accounts receivable	13,368	22,719
Accounts payable	107,841	61,583

- General Director of the Group indirectly and directly has a share of approximately 25.9% and 3.0% accordingly in OAO Bank Alemar. Transactions with Bank Alemar are presented below:

	For the year ended 31 December, 2006	For the year ended 31 December, 2005
Receipts of borrowed funds	-	35,000
Repayment of loans	15,000	40,000
Bills issued	190,604	29,086
Bills received	155,476	10,790

d) Government-controlled enterprises except for RAO UES of Russia.

In the course of its activities the Group makes transactions with other Government-controlled companies, including subsidiary companies of OAO Gazprom, Russian railways, government-controlled banks and various state structures.

Tax liability balances are presented in Note 19. Amounts of accrued taxes are specified in Note 20. Advance payments under current profit tax and accounts payable under current profit tax are stated in separate lines of the balance sheet.

Accrued land lease costs are specified in the profit and loss statement. Accounts payable under land lease contracts are stated in the balance sheet in the line "Accounts payable", as well as in Note 18.

Government-controlled companies act as customers and suppliers for Kuzbassenergo Group companies. Relations with government-owned companies are a part of activity of the Group in the Russian Federation.

The Group carried out the following basic operations with government-controlled companies:

	For the year ended 31 December, 2006	For the year ended 31 December, 2005
Sale of electric power, heat power and services to government-controlled companies	2,735,856	3,502,119
Purchases of products and services from government-controlled companies	(235,186)	(1,449,605)
Reception of credits	767,880	1,020,000
Repayment of credits	(1,208,880)	(1,176,000)
Interest on short-term credits	(40,019)	(90,622)

The Group had the following indebtedness with government-controlled companies:

	As of 31 December, 2006	As of 31 December, 2005
Accounts receivable		
Accounts receivable	176,375	247,665
Provision for doubtful debts	(119,888)	(17,315)
Total accounts receivable	**56,487**	**230,350**
Accounts payable		
Accounts payable	7,194	63,660
Indebtedness on short-term credits	259,000	710,000
Interest payable	270	746
Total accounts payable	**266,464**	**774,406**

e) Operations with representatives of the management of the Group and members of their families

No transactions with representatives of the management of the Group and members of their families were made during the accounting period except for payments of remuneration in the form of wages, termination allowances and payments upon termination of labour activity.

Remunerations are paid to the members of the Administrative Board of OAO Kuzbassenergo for carrying out of their functions by them and include wages stipulated by the employment contract, as well as bonuses determined depending on performance for the period on the basis of parameters of Russian Accounting Standards. The amounts of remunerations are approved by the Board of Directors of OAO Kuzbassenergo. Members of the Administrative Board also receive additional premiums amount of which is approved by the Chairman of the Administrative Board proceeding from evaluation of contribution of each Member of the Administrative Board into general performance of the Company.

Remunerations and compensations are paid to the members of the Board of Directors for fulfillment of their duties and for attending meetings of the Board of Directors, depending upon the results of operation for the accounting period.

Total amount of remuneration paid to the members of the Board of Directors, members of the Administrative Board and top management for the year ended 31 December, 2006 and 2005 is presented in the following table:

	As of 31 December, 2006		As of 31 December, 2005	
	Members of the Administrative Board and members of the Board of Directors	Top managers	Members of the Administrative Board and members of the Board of Directors	Top managers
Wages and bonuses	78,105	153,106	32,382	23,127
Payments upon termination of labour activity	-	454	-	473
Instalments into the state pension fund	1,079	284	1,136	284
Termination allowance	-	4,772	-	
Total	**79,184**	**158,616**	**33,518**	**23,884**

Note 7. Permanent assets

	Production of heat and electric power	Transfer of electric power	Distribution of electric power	Heat networks	Buildings	Land lots	Other	Construction in progress	Total
Acquisition cost									
Balance as of 31 December, 2005	**31,904,010**	**8,067,169**	**12,187,619**	**3,298,535**	**1,746,435**	**584,042**	**25,031,903**	**990,209**	**83,809,922**
Acquisitions	3,650	-	3,104	-	20,099	-	90,136	1,321,517	1,438,506
Transfer	380,787	25,702	32,607	127,723	-	-	568,155	(1,134,974)	-
Retirement	(61,283)	(11,961)	(7,951)	(9,136)	(1,267)	-	(420,871)	(100,222)	(612,691)
Retirement during reorganisation (Regional Electrical Grid Company, Trunk Electrical Grids, Kuzbassenergoservis)	(189,701)	(8,055,922)	(9,584,815)	-	(159,342)	(47,241)	(5,430,120)	(117,681)	(23,584,822)
Reclassification into disposal group (South Kuzbass State District Power Station and Western - Siberian Combined Heat and Power Station)	(11,764,709)	(18,128)	(720,971)	-	(144,585)	(82,327)	(8,352,511)	(323,110)	(21,406,341)
Final balance as of 31 December, 2006	**20,272,754**	**6,860**	**1,909,593**	**3,417,122**	**1,461,340**	**454,474**	**11,486,692**	**635,739**	**39,644,574**
Accumulated depreciation (including effect of economic obsolescence)									
Balance as of 31 December, 2005	**(19,838,324)**	**(5,478,385)**	**(9,916,369)**	**(2,101,843)**	**(1,131,775)**	**-**	**(20,568,164)**	**-**	**(59,034,860)**
Acquisitions	-	-	-	-	-	-	(942)	-	(942)
Accruals for for the period	(641,543)	(79,912)	(122,322)	(159,790)	(57,808)	-	(494,244)	-	(1,555,619)
Retirement	37,943	7,378	6,899	9,136	279	-	272,642	-	334,277
Retirement during reorganisation (Regional Electrical Grid Company, Trunk Electrical Grids, Kuzbassenergoservis)	52,148	5,543,602	7,675,597	-	102,350	-	4,198,634	-	17,572,331
Reclassification into disposal	8,462,720	4,009	699,769	-	70,965	-	7,874,453	-	17,111,916

group (South Kuzbass State District Power Station and Western - Siberian Combined Heat and Power Station)									
Final balance as of 31 December, 2006	(11,927,056)	(3,308)	(1,656,426)	(2,252,497)	(1,015,989)	-	(8,717,621)	-	(25,572,897)
Depreciated value as of 31 December, 2006	8,345,698	3,552	253,167	1,164,625	445,351	454,474	2,769,071	635,739	14,071,677
Depreciated value as of 31 December, 2005	12,065,686	2,588,784	2,271,250	1,196,692	614,660	584,042	4,463,739	990,209	24,775,062

Note 7 Permanent assets (continued)

	Production of heat and electric power	Transfer of electric power	Distribution of electric power	Heat networks	Buildings	Land lots	Other	Construction in progress	Total
Acquisition cost									
Opening balance as of 31 December, 2004 (adjusted, see Note 2a)	31 201 247	7 911 368	12 039 461	3 041 463	1 761 017	583 489	24 401 698	2 410 450	83 350 193
Acquisitions	60 531	119 349	81 814	11 105	9 236	553	120 512	1 600 293	2 003 393
Transfer	1 042 628	42 661	74 315	255 632	-	-	787 211	(2 202 447)	-
Retirement	(400 396)	(6 209)	(7 971)	(9 665)	(23 818)	-	(277 518)	(818 087)	(1 543 664)
Final balance as of 31 December, 2005	31 904 010	8 067 169	12 187 619	3 298 535	1 746 435	584 042	25 031 903	990 209	83 809 922
Accumulated depreciation									
Opening balance as of 31 December, 2004 (adjusted, see Note 2a)	(19 310 397)	(5 329 640)	(6 265 271)	(2 038 077)	(1 107 243)	-	(23 536 060)	-	(57 586 688)
Reclassification	(288 193)	-	(3 439 642)	-	-	-	3 727 835	-	-
Opening balance as of 31 December, 2004 after reclassification	(19 598 590)	(5 329 640)	(9 704 913)	(2 038 077)	(1 107 243)	-	(19 808 225)	-	(57 586 688)
Accruals for the period	(545 453)	(152 261)	(217 472)	(71 903)	(59 156)	-	(868 193)	-	(1 914 438)
Retirement	305 719	3 516	6 016	8 137	34 624	-	108 254	-	466 266
Final balance as of December 31, 2005.	(19 838 324)	(5 478 385)	(9 916 369)	(2 101 843)	(1 131 775)	-	(20 568 164)	-	(59 034 860)
Depreciated value as of 31 December, 2005	12 065 686	2 588 784	2 271 250	1 196 692	614 660	584 042	4 463 739	990 209	24 775 062
Depreciated value as of 31 December, 2004 (adjusted, see Note 2a)	11 492 305	2 581 728	1 960 143	1 003 386	653 774	583 489	5 078 230	2 410 450	25 763 505

Item "Construction in progress" represents permanent assets which have not been commissioned as of the accounting date.

Depreciation of permanent assets is charged from the moment of their commissioning.

Other permanent assets include permanent assets not related to production and transfer of electric power, means of transport, computer equipment, office furniture, medical and other equipment.

As of 31.12.2006 group "Other permanent assets" includes permanent assets acquired under financial lease agreements with OAO Industrial and Investment Company, namely:

	As of 31 December, 2006	As of 31 December, 2005
Cost (capitalised finance lease costs)	14,500	-
Accumulated depreciation and impairment	(60)	-
Depreciated value	**14,440**	-

The table of settlement of liabilities under the financial lease is presented below:

	As of 31 December, 2006
Within one year	3,485
One to five years	8,740
After five years	-
Total	**12,225**

a) Non-monetary operations

A part of settlement of accounts under the operations associated with acquisition and sale of permanent assets is carried out in the form of off-setting, barter and other non-monetary operations. Non-monetary operations associated with permanent assets are presented below:

	As of 31 December, 2006	As of 31 December, 2005
Acquired during non-monetary operations	189,491	266,462
Non-monetary proceeds from sale of permanent assets	8,476	58,664

Payment of purchases by non-monetary means was effected by off-seting accounts receivable by the Group from the seller.

b) Operating lease

The Group leases government-owned land lots on the basis of operating lease agreements. Amounts of lease payments are specified in lease agreements.

Total amount of lease payments under non-cancellable operating lease agreements for each of the following

periods was as follows:

	As of 31 December, 2006
Within one year	462,355
One to five years	-
After five years	-
	462,355

Land lots leased by the Group are essentially territories on which power stations, heat stations and other permanent assets are located. Land lease costs and payables are disclosed in Note 18.

Book value, accumulated depreciation and depreciated value of permanent assets leased out by the Group under operating lease agreements are presented in the table below:

	As of 31 December, 2006	**As of 31 December, 2005**
Acquisition cost	959,060	4,770,881
Accumulated depreciation	(690,203)	(3,433,970)
Depreciated value	**268,857**	**1,336,911**
Accruals for the year	(173,190)	(69,210)

Incomes received by the Group from leasing out permanent assets in 2006 amounted to 174,877 thousand roubles (as compared to 86,752 thousand roubles in 2005). Total amount of future minimum lease payments receivable under non-cancellable operating lease agreements (calculated on the basis of a monthly lease rate according to the terms and conditions of the agreements) in 2007 will amount to 64,392 thousand roubles, and zero thousand roubles in 2008 since operating lease agreements are concluded for a period of 1 year.

c) Depreciation of assets

The Group management believes that currently there are no evidences of depreciation of assets due to the following principal causes:

- In 2006 electricity rates were by 10-11% (heat power rates, by 12-13%) higher than in 2005;
- The demand for electric and heat power continuously grows.

Analysis performed by the Management of the Group has shown significant excess of the recoverable value of assets over their book value.

Note 8. Other non-current assets

	As of 31 December, 2006	**As of 31 December, 2005**
VAT to be refunded	-	235 922
Restructured debt of buyers and customers (less a provision for bad debts amounting to 20,984 thousand roubles as of 31 December, 2006 and 66,431 as of 31 December, 2005)	56 137	100 753
Advance payments made to contractors	35 492	42 814

Loans extended	31 153	31 038
Notes receivable	605	28 050
Other	11 940	17 447
Other non-current assets	**135 327**	**456 024**

A part of indebtedness of buyers and customers was restructured and, as a result, is receivable during a period exceeding one year after the balance sheet date. The loss/profit from re-structuring are presented as a part of bad debt costs.

Extended loans include long-term loans granted to employees with a maturity on 2017.

	As of 31 December, 2006	As of 31 December, 2005
Loans for acquisition of real estate	30 603	29 818
Loans for current needs	490	1 220
TOTAL	**31 153**	**31 038**

Interest rate on extended consumption loans is ¾ of the refinancing rate of the Central Bank of Russia effective at the moment of conclusion of the loan agreement. Loans extended for purchasing housing are interest-free.

Notes 9. Cash and cash equivalents

	As of 31 December, 2006	As of 31 December, 2005
Settlement accounts	197 287	508 993
Cash equivalents	296	715
Cash in hand	200	373
Total	**197 783**	**510 081**

The Group has no cash assets limited in their use. The currency of all cash assets and cash equivalents is Russian ruble.

Notes 10. Promissory notes and deposits

	Currency	As of 31 December, 2006	As of 31 December, 2005
Bank bills receivable, including:		**60 712**	**55 845**
OAO AKZ	Roubles	-	34 109
Kuzbasspromenergo	Roubles	-	16 784
JS CB Alemar	Roubles	-	2 692
OAO Prominvest	Roubles	-	248
JS CB Sberbank of the Russian Federation	Roubles	50 112	30
Sibacadembank	Roubles	2 500	-
Promsvyazbank	Roubles	7 600	-
Other		500	1 982
Deposits		**12 049**	**18 930**
Total bills and deposits		**72 761**	**74 775**

The interest rate under deposits in 2006 was 8.5-10.4% (in 2005 – 8.7%), and the term of disposing – 6 months.

All bills have an effective interest rate of 0.10% and were acquired without discount.

Notes 11. Accounts receivable and advance payments made

	As of 31 December, 2006	As of 31 December, 2005
Trade receivables	152 665	603 303
less a provision for bad debts amounting to 242,839 thousand RUB as of 31 December, 2006 and to 360,692 thousand RUB as of 31 December, 2005		
Notes receivable	-	629 890
less a provision for bad debts amounting to 4,854 thousand RUB as of 31 December, 2006 and to 0 thousand RUB as of 31 December, 2005		
Advance payments made to suppliers	210 827	137 574
less a provision for bad debts amounting to 37,642 thousand RUB as of 31 December, 2006 and to 29,041 thousand RUB as of 31 December, 2005		
Other accounts receivable	50 905	136 646
less a provision for bad debts amounting to 23,399 thousand RUB as of 31 December, 2006 and to 11,079 thousand RUB as of 31 December, 2005		
Re-structured trade receivables	317	141 827
VAT to be refunded	215 696	511 921
Advance payments under taxes (other than advance payments under the current profit tax)	43 097	25 791
Total accounts receivable and advance payments made, less a provision for bad debts	**673 507**	**2 186 952**

As of the accounting date interest-free bills of ZAO SEAR MF amounting to 629,890 thousand roubles recognized in the balance sheet of the Group as of 31 December, 2005 were paid in the middle of 2006. A provision was created for the amount of remaining bills receivable in the Group portfolio (4,854 thousand roubles), which are considered to be an irrecoverable debt.

The amount of the provision for bad debts is established by the Group management proceeding from solvency of specific users, traditional methods of disbursement by the clients, future proceeds and analysis of expected cash flows.

The Group management believes that Group companies may receive the net cost of sale of accounts receivable through direct reception of cash assets and non-monetary settlement of accounts. Therefore, the specified amount reflects their fair value.

Other accounts receivable by the Group includes settlement of accounts under claims, settlement of accounts

on assignment of right of claim, default interest and fines for failure to perform under business agreements, settlement of accounts for services documents on which have not been received as of the accounting date.

Notes 12. Inventories

	As of 31 December, 2006	As of 31 December, 2005
Production supplies of fuel	644 032	810 604
Raw materials and consumables	288 673	431 594
Other inventories	22 010	33 557
	954 715	**1 275 755**
Provision for depreciation of inventories	(78 416)	(64 739)
Total	**876 299**	**1 211 016**

Balances of inventories as of 31 December, 2006 and as of 31 December, 2005 amount to 614,692 thousand roubles and 719,451 thousand roubles, accordingly, which were pledged as a security for credits received by the Group.

Provision for out-of-date materials as of the end of 2006 amounted to 78,416 thousand roubles (in 2005 – 66,468 thousand roubles). An additional provision for out-of-date materials to the amount of 13,678 thousand roubles was reflected in the profit and loss statement. Total provision stated in the profit and loss statement for 2006 includes a provision for out-of-date materials to the amount of 8,717 thousand roubles relating to assets held for sale. For additional information on movement of provision for out-of-date materials please refer to Note 27.

Note 13. Authorised capital

	As of 31 December, 2006	As of 31 December, 2005
Authorized, issued and fully paid-up capital		
606,163,800 common shares	3 689 102	3 689 102

The share capital is made up of 606,163,800 common shares with a par value of 1 Russian ruble each. As of 31 December, 2006 and as of 31 December, 2005 all shares were issued and fully paid-up.

The book value of the share capital was adjusted to account for the effect of hyperinflation existing in the Russian Federation up to the end of 2002.

Dividend

According to the Russian legislation distribution and other use of profit is made on the basis of accounting prepared according to Russian Accounting Standards (RAS). Subject to distribution is the net profit of the current year.

The net profit of the current year stated in financial statements of OAO Kuzbassenergo for 2006 prepared according to RAS amounted to 309,463 thousand roubles (2005: 544,879 thousand roubles). As of the close

of the year undistributed profit including the net profit according to RAS for the current year amounted to 1,503,460 thousand roubles (2005: 1,470,401 thousand roubles).

However legislative and other statutory acts regulating dividend distribution rights can have various interpretation, therefore the management does not think it expedient to disclose any amounts of distributed reserves in these financial statements.

General Meeting of shareholders of OAO Kuzbassenergo of 26 June, 2006 approved payment of dividend on common shares in the Company based on results of the 1st quarter of 2006 at a rate of 0.329983 roubles per share. Total amount of dividend is 200,024 thousand roubles including dividend to be paid to RAO UES of Russia and SUEK amounting to 98,012 thousand roubles and 86,966 thousand roubles accordingly.

On 30 December, 2005 extraordinary General Meeting of shareholders of OAO Kuzbassenergo approved payment of dividend on common shares of OAO Kuzbassenergo based on results of activity for 2005 at a rate of 0.670461 roubles per share. Total amount of dividend paid is 406,409 thousand roubles.

Note 14. Profit tax

Profit tax costs

	For the year ended 31 December, 2006	For the year ended 31 December, 2005
Current profit tax	(362 505)	(396 502)
Adjustments of previous periods profit tax cost recognised during the accounting period	(13 279)	(15 664)
Deferred tax benefit	139 276	136 019
Total profit tax costs	**(236 508)**	**(276 147)**

The reconciliation of the theoretical profit tax amount calculated under the statutory tax rate, and the actual profit tax amount stated in the consolidated profit and loss statement is presented below:

	For the year ended 31 December, 2006	For the year ended 31 December, 2005
Profit / (loss) before profit tax	**194 121**	**(231 207)**
Theoretical profit tax at a rate of 24%	(46 589)	55 490
Non deductible costs / non taxable incomes:	(166 095)	(237 458)
- Payments for pollutant emissions exceeding established limits	(13 056)	(14 704)
- Welfare assistance and other payments to employees	(30 360)	(26 904)
- Charity	(13 708)	(18 739)
- Retirement of assets without incomes	(43 058)	-
- Sponsorship	(12 048)	-
- Health care	(3 275)	-

- Other	(50 590)	(177 111)
Profit tax recalculation	(13 279)	-
Effect of other factors	(10 545)	(94 179)
Total profit tax (cost)/income	**(236 508)**	**(276 147)**

Due to different approaches to formation of accounting profit according to IFRS and taxable profit according to the tax legislation of the Russian Federation, there are temporary differences between the accounting and fiscal valuation of some assets and liabilities.

Differences existing between the value of assets and liabilities stated in financial statements according to IFRS and their value for taxation purposes entail some temporary differences. Tax effect of change of these temporary differences is reflected at statutory rate of 24%.

	As of 31 December, 2005	**Movement for the accounting year recognised in the profit and loss statement**	**Reclassification into disposal group**	**Deferred assets and liabilities attributable to spun-off companies**	**As of 31 December, 2006**
Deferred profit tax liabilities					
Permanent assets	(1 777 387)	(179 960)	364 361	602 210	(990 776)
Other non-current liabilities	(252 655)	145 332	-	6	(107 317)
Accounts payable and accruals	(13 380)	(9 212)	-	22 592	-
Total deferred profit tax liabilities	**(2 043 422)**	**(43 840)**	**364 361**	**624 808**	**(1 098 093)**
Deferred profit tax assets:					
Trade receivables	42 434	72 510	(837)	(36 028)	78 079
Inventories	31 490	5 374	(2 092)	-	34 772
Accounts payable	2 141	49 478	(1 554)	(2 300)	47 765
Pension insurance liabilities	74 457	57 836	(21 096)	(18 347)	92 850
Other current assets	13 806	(3 938)	(666)	-	9 202
Other long-term assets	-	1 856	-	-	1 856
Total deferred profit tax assets	**164 328**	**183 116**	**(26 245)**	**(56 675)**	**264 524**
Net deferred tax liabilities	**(1 879 094)**	**139 276**	**338 116**	**568 133**	**(833 569)**

Comparative data as of 31 December, 2005 are presented below:

	As of 31 December, 2004	Movement for the year recognised in the profit and loss statement	As of 31 December, 2005
Deferred profit tax liabilities			
Permanent assets	(1 994 305)	216 918	(1 777 387)
Other non-current liabilities	(230 525)	(22 130)	(252 655)
Accounts payable and accruals	23 223	(36 603)	(13 380)
Total deferred profit tax liabilities	**(2 201 607)**	**158 185**	**(2 043 422)**
Deferred profit tax assets:			
Pension insurance liabilities	73 750	707	74 457
Trade receivables and advance payments made	105 395	(62 961)	42 434
Inventories	19 762	11 728	31 490
Other assets	(12 413)	28 360	15 947
Total deferred profit tax assets	**186 494**	**(22 166)**	**164 328**
Net deferred tax liabilities	**(2 015 113)**	**136 019**	**(1 879 094)**

The Group did not reflect deferred tax liabilities relating to taxable temporary differences associated with investments into subsidiaries since the Group can control the terms of realisation of these temporary differences and does not intend to realise them in the foreseeable future.

Note 15. Wages, taxes and deductions from the labor compensation fund

	For the year ended 31 December, 2006	For the year ended 31 December, 2005
Wages	(2 067 627)	(2 063 445)
Social insurance costs	(420 395)	(479 492)
Pension insurance – defined benefit plans (Note 16)	(150 692)	14 009
Other remunerations upon termination of labour activity (Note 16)	(122 892)	(37 063)
Total	**(2 761 606)**	**(2 565 991)**

Note 16. Other non-current liabilities

	As of 31 December, 2006	As of 31 December, 2005
Restructured trade payables	677 519	950 150
Less current part of the long-term indebtedness	(245 757)	(395 741)
Long-term part of restructured trade payables	**431 762**	**554 409**
Non-current liabilities under leasing	12 225	-

Less current part of the long-term indebtedness	(3 485)	-
Long-term part of accounts payable under leasing	**8 740**	**-**
Pension insurance liabilities	**386 877**	**310 237**
Total	**827 379**	**864 646**

OAO Kuzbassenergo re-structured accounts payable to contractors and suppliers to be settled during the period of up to 6 years. To determine the present value of restructured the Company used expected periods to maturity and the Central Bank rate as of the re-structuring date increased by 3%.

According to the Resolution No. 1002 of the Government of the Russian Federation dated 3 September, 1999, OAO Kuzbassenergo re-structured taxes as well as default interest and fines payable within 10 years. The Company paid restructured taxes in 2005.

The information on periods to maturity of non-current liabilities is presented below.

	As of 31 December, 2006	As of 31 December, 2005
One to two years	169 038	228 611
Two to five years	271 464	325 798
More than five years	-	-
Total	**440 502**	**554 409**

Balances and movements of pension insurance liabilities are presented below:

	Kuzbassenergo without South Kuzbass State District Power Station and West-Siberian Combined Heat and Power Station	
	As of 31 December, 2006	**As of 31 December, 2005**
Liabilities stated in the balance sheet		
Pension insurance	(159 186)	(137 233)
Medical insurance upon retirement	(227 691)	(173 004)
Total	**(386 877)**	**(310 237)**

Change of pension liabilities	**For the year ended 31 December, 2006**			
	Kuzbassenergo without South Kuzbass State District Power Station and West-Siberian Combined Heat and Power Station	**South Kuzbass State District Power Station**	**West-Siberian Combined Heat And Power Station**	**Total**

Expected pension liabilities as of beginning of the year	263 798	25 156	21 283	310 237
Cost of current services	6 494	596	1 053	8 143
Interest costs	11 871	1 132	958	13 961
Recognised actuarial loss / (profit)	212 278	20 427	18 776	251 481
Paid pensions	(28 440)	(857)	(626)	(29 923)
Transferred to spun-off companies (Regional Electrical Grid Company, Trunk Electrical Grids, Kuzbassenergoservis)	(79 124)	-	-	(79 124)
Expected pension liabilities as of the end of the year	**386 877**	**46 454**	**41 444**	**474 775**

	As of 31 December, 2006			As of 31 December, 2005
	Kuzbassenergo without South Kuzbass State District Power Station and West-Siberian Combined Heat and Power Station	**Disposal groups held for sale**	**Total**	**Total**
Net pension liabilities reflected in the balance sheet				
Pension liabilities with fixed payments	386 877	87 897	474 774	310 237
Fair value of pension plan assets	-	-	-	-
Financial status of the plan	386 877	87 897	474 774	310 237
Non-recognised net actuarial profit/(loss)	-	-	-	-
Non-recognised cost of past services	-	-	-	-
Net pension liabilities reflected in the balance sheet	**386 877**	**87 897**	**474 774**	**310 237**

The cost of past services relating to current pension liabilities recognizable within 10 years has been completely recognised in the current period.

	2006	2005
Discounting interest used for calculation of present value of arrears of wages	7.00%	4.50%
Predicted increase in payments of pensions and medical expenses in real terms	0.00%	0.00%

Predicted increase in nonrecurring disbursements (dismissal compensation, monthly pension payments, payments in cases of death of employees, close relatives and pensioners) and medical expenses in real terms	7.00%	0.00%

At calculation of pension liabilities as of 31 December, 2006 there were changes in estimations of survival time by age categories. The table of survival time by age categories for 2006 and 2005 is presented below;

Average expected survival time	2006 (years)	2005 (years)
Men		
< 30 years	39-43	36
31-35 years	35	31
36-40 years	31	27
41-45 years	26	23
46-50 years	23	20
51-55 years	19	17
56 >	6-16	14
Women		
< 30 years	48-53	48
31-35 years	43	41
36-40 years	39	37
41-45 years	34	32
46-50 years	29	28
51 >	7-25	24

	Kuzbassenergo without South Kuzbass State District Power Station and West-Siberian Combined Heat and Power Station	South Kuzbass State District Power Station	West-Siberian Combined Heat and Power Station	Total
Estimation of lump-sum dismissal allowances	28 570	1 753	3 573	33 896
Estimation of monthly payments to pensioners	37 503	4 618	3 553	45 674
Payments on occasion of holidays, anniversaries, gifts for pensioners	62 575	7 906	6 861	77 342
Payments on occasion of death of employees and their relatives	12 826	830	1 179	14 835
Payments on occasion of death of pensioners	17 712	2 580	1 314	21 606
Total	**159 186**	**17 687**	**16 480**	**193 353**

Note 17. Credits and loans

		As of 31 December, 2006		As of 31 December, 2005	
	Currency	Average effective interest rate	Principal amount	Average effective interest rate	Principal amount
Long credits and loans					
OAO Alpha Bank	Roubles	10,75%	177 000	-	-
Raiffeisenbank Austria	Roubles	9,18% - 9,43%	256 000	-	-
Total			**433 000**		
Short-term credits and loans					
JSB Sberbank of the Russian Federation, Kemerovo branch	Roubles	6,72% - 7,26%	259 000	9,70%	700 000
JS CB Promsvyazbank	Roubles	9,11%	298 000	-	-
Raiffeisenbank Austria	Roubles	9,50%	244 000	-	-
Ministry of Fuel and Energy	Roubles	0%	10 000	0%	10 000
OAO Gazprombank	Roubles	8,50%	10 000	-	-
OAO Uralo-Sibirskiy Bank	Roubles	-	-	5,2 - 10,4%	350 000
OAO Alpha Bank	Roubles	-	-	9,40%	300 000
OAO Industrial and Construction Bank	Roubles	-	-	9,20%	150 000
JS CB MDM Bank	Roubles	-	-	11%	47 000
OJSC Bank ZENIT	Roubles	-	-	10,75%	30 000
OAO Alemar	Roubles	-	-	11%	15 000
Other	Roubles	-	-	-	1 000
Total			**821 000**		**1 603 000**

The long-term loan to the amount of 433,000 thousand roubles was received for replenishment of current assets.

The loans will be repaid by the end of 2008.

The interest rate under all credits is fixed, except for the interest rate under the credits extended by Raiffeisenbank Austria which is determined on the basis of monthly MosPrime rate plus 3%.

Periods to maturity under long-term loans are presented in the following table:

	As of 31 December, 2006	As of 31 December, 2005
One to two years	433 000	-
Two to five years	-	-
More than five years	-	-
Total	**433 000**	**-**

Notes 18. Accounts payable and accruals

	As of 31 December, 2006	As of 31 December, 2005
Advance payments received	107 380	496 457
Trade payables	171 145	460 900
Bills payable	-	369 700
Dividend arrears	2 307	374 772
Short-term part of re-structured trade payables	245 757	395 741
Short-term part of long-term leasing liabilities	3 485	-
Wage arrears	151 162	133 413
Land lease arrears	25 667	16 471
Other accounts payable	163 948	9 557
Settlement of accounts under the regional energy saving program	129 654	-
Settlement of accounts under tax court decisions	76 417	-
Total	**1 076 922**	**2 257 011**

As it is specified in Note 16, restructured trade payables to be settled during the period of more than one year after the accounting date are reflected in the "Other non-current liabilities" item. The effect of restructuring of trade payables is shown in Note 22.

The provision for future costs and payments to the amount of 206,071 thousand roubles represents an estimated provision for added value tax, profit tax and other taxes. (Note 27).

Note 19. Other current tax liabilities

	As of 31 December, 2006	As of 31 December, 2005
Value-added tax	136 145	501 669
Default interest and fines	210 338	265 493
Property tax	93 671	90 662
Water tax	89 553	79 941
Uniform social tax	26 769	43 774
Dividend income tax	205	36 454
Other taxes	89 663	49 531
Total	**646 344**	**1 067 524**

Value-added tax amounting to 48 955 thousand roubles as of 31 December, 2006 (as of 31 December, 2005: 352,074 thousand roubles) relates to accounts receivable occured before 2006, and is payable after settlement or writing-off of the respective accounts receivable but not later than the first tax period of 2008.

Note 20. Taxes other than profit tax

	For the year ended 31 December, 2006	For the year ended 31 December, 2005
Land fee	(334 627)	(374 134)
VAT under export transactions	-	(200 844)
Land tax	(112 542)	(174 556)
Payments for pollutant emissions	(75 008)	(80 306)
Other taxes	(71 556)	(14 421)
Total	**(593 733)**	**(844 261)**

Note 21. Financial income

	For the year ended 31 December, 2006	For the year ended 31 December, 2005
Accrued interest on loans extended to employees and bills payable	108 188	80 017
Public subsidies	-	32 342
Dividend received	-	119
Other income	-	1 160
Total	**108 188**	**113 638**

Public subsidies include interest costs reimbursable to the Group by the Ministry of Fuel and Energy under credits received for acquisition of fuel.

Note 22. Financial costs

	For the year ended 31 December, 2006	For the year ended 31 December, 2005
Interest on loans	(114 989)	(179 593)
Interest on restructured accounts payable and taxes	(225 040)	(460 454)
Other interest costs	(3 462)	-
Total financial costs	**(343 491)**	**(640 047)**

Discounting of restructured accounts payable results in income. After the discount has been recognized for the first time in the financial statements, discount depreciation is charged to costs during the whole period of re-structuring. Interest costs on restructured accounts payable and taxes payable amounted to 225,040 thousand roubles for the year ended 31 December, 2006 (for the year ended 31 December, 2005: 460,454 thousand roubles). For additional information on re-structuring of accounts payable and taxes payable please refer to Note 16.

Interest costs also include interest on short-term borrowed funds to the amount of 114,989 thousand roubles for the year ended 31 December, 2006 (for the year ended 31 December, 2005: 179,593 thousand roubles),

and other interest costs to the amount of 3,462 thousand roubles for the year ended 31 December, 2006 (for the year ended 31 December, 2005 – 0 RUB).

Note 23. Profit/loss per share

	For the year ended 31 December, 2006	For the year ended 31 December, 2005
Average weighted number of outstanding common shares	606 163 800	606 163 800
Net loss attributable to shareholders of OAO Kuzbassenergo	(113 649)	(509 226)
Loss per common share - basic and diluted (Russian rubles)	**(0,187)**	**(0,840)**

OAO Kuzbassenergo has no potential common shares with dilutive effect.

Note 24. Assets classified as held for sale

Assets classified as held for sale include net assets of subsidiary companies of OAO Kuzbassenergo: OAO West-Siberian Combined Heat and Power Station and OAO South Kuzbass State District Power Station .

Conditions for recognition of net assets of OAO West-Siberian Combined Heat and Power Station and OAO South Kuzbass State District Power Station as held for sale were met on 29 December, 2006.

As of 31 December, 2006 the share of OAO Kuzbassenergo in the above companies was 50% + 1 share.

In March, 2007 OAO Kuzbassenergo sold shareholding in OAO West-Siberian Combined Heat and Power Station and OAO South Kuzbass State District Power Station according to the resolution of the Board of Directors of RAO UES of Russia (Minutes No. 211 of 23.12.2005) about termination of participation of OAO of RAO UES of Russia and OAO Kuzbassenergo in OAO West-Siberian Combined Heat and Power Station and OAO South Kuzbass State District Power Station by disposal of shares held by them (see also Note 28).

Net assets of OAO West-Siberian Combined Heat and Power Station and OAO South Kuzbass State District Power Station include the following assets and liabilities of disposal groups evaluated at the least of two amounts: book value and fair value less sale costs:

	As of 31 December 2006
Permanent assets	4 294 425
Accounts receivable	71 616
Inventories	324 286
Cash	123 962
Bills and deposits	60 000
Other	8 704
	4 882 993
Tax payable	92 447

Accounts payable and accruals	111 020
Deferred profit tax liability	338 116
Other liabilities	87 898
	629 481

Note 25. Financial instruments

Financial risk factors

Group activities are exposed to various risks, including changes of interest rates and possibility of settlement of accounts receivable. The Group does not use any financial risks hedging policy.

a) Credit risk

Financial assets with respect to which the Group enterprises have a potential credit risk are presented basically by trade receivables. Though settlement of accounts receivable is exposed to economic factors, the Group management believes that there is no material risk of losses exceeding the created provision for doubtful debts (see Note 1 (e).

Cash is deposited in financial institutions which at the moment of disposing have minimum risk of default (Note 10).

b) Exchange risk

The group is exposed to a risk associated with change of exchange rates if it holds borrowed funds denominated in a foreign exchange. Such currency mainly include US dollar and Euro. The Group management does not use any exchange risks hedging policy.

c) Interest rates risk

All short-term borrowed funds have fixed interest rates (see Note 17). Accordingly the Group has no risk of major change of future cash flows associated with change of interest rates.

d) Fair value

The Group management believes that fair value of financial assets and liabilities is approximately equal to their book value.

Note 26. Assumed obligations

a) Assumed obligations for electric power supply

The Group concluded agreements with enterprises of the region for supply of electric power. Largest electric power supply contracts are the following:

- contracts with OAO Kuzbass Power Sales Company for supply of 12,505 thousand MW·h in 2007,
- contract with OAO Altaienergocбыт for supply of 3,693 MW·h in 2007.

Other agreements for supply of electric power are concluded with most industrial enterprises of the region. Electric power is sold at prices established by the Regional Power Commission.

b) Assumed obligations for electric power supply

In 2007 the Group concluded agreements for supply of the electric power (electricity) from ZAO ZFR. The volume and the price of electric power are determined based on results of trading in the wholesale electric power market.

c) Assumed obligations for heat power supply

The Group also concluded contracts for supply of heat power in 2007. Largest contracts are concluded with the following counterparts:

- Contract with municipal undertaking MT TS of Kemerovo for supply of 3,830 thousand Gcal of heat power;
- Contract with Administration of the city of Novokuznetsk for supply of 2,922 thousand Gcal of heat power;
- Contract with KOAO Azot for supply of 1,364 thousand Gcal of heat power.

d) Assumed obligations for fuel purchases

The Group concluded contracts for fuel supply in 2007 mainly with the companies of SUEK Group, Kuzbassrazrezugol Group, and Gazprom Group. These contracts do not cover completely Group fuel damand. Balance of fuel necessary for activities of the Group will be purchased under short-term contracts from various suppliers with immediate payment. Prices for acquired fuel specified in the contracts signed by the Group companies were determined on the basis of tenders.

e) Assumed obligations of social character

The Group contributes to the maintenance of local infrastructures, as well as to social welfare of its employees. In particular, the Group participate in development and maintenance of child care and educational institutions, hospitals and satisfaction of other social needs in districts of Kemerovo region.

Note 27. Contingent assets and liabilities

a) Insurance

The Group does not provide all-risk insurance of its industrial assets, or production suspension insurance. The Group management realises that until the Group acquires necessary insurance cover of these risks, there is a probability that damage to or loss of certain assets can exert material negative impact on its activity and financial position.

b) Legal proceedings

From time to time the Group is involved into legal proceedings and disputes any of which either separately or together with others has not rendered and, according to the management, will not render in the future any material negative effect on the Group.

c) Provision for added value tax, profit tax and lawsuits.

The Group created provision to the amount of 206,071 thousand RUB to cover VAT, profit tax and lawsuits associated with assessment of taxes. These provisions created as of 31 December, 2006, will either completely spent or realised by the end of 2007, i.e. by the time of taxing authority inspection regarding material tax deductions.

d) Provision for depreciation of inventories and bad debts.

Changes of provision for bad debts, and depreciation of inventories are presented in the following table:

	Provision for depreciation of inventories				
	Kuzbassenergo	South Kuzbass State District Power Station	West-Siberian Combined Heat And Power Station	TOTAL	Provision for bad debts
Balance as of 31 December, 2005	64 739	-	-	64 739	467 243
Consumed	-	-	-	-	(13 821)
Recovered	-	-	-	-	(8 640)
Added	13 677	4 343	4 375	22 395	-
Transmitted during reorganisation	-	-	-	-	(115 064)
Balance as of 31 December, 2006	78 416	4 343	4 375	87 134	329 718
Written off bad debts for which no provision was created earlier	-	-	-	-	1 169

e) Taxation

Russian tax, currency and customs legislation admits various interpretations and is subject to frequent changes. Interpretation of this legislation by the Group management with reference to its operations and activity can be challenged by competent regional or federal authorities.

Taxation authorities may take a tougher line at interpretation of the legislation and checking of tax computations, and operations and activity which were not challenged earlier may be contested. The Supreme Arbitration Court published instructions for lower courts on consideration of tax cases with systematised explanations of tax evasion schemes, and, possiblly, it will result in substantial growth of intensity and frequency of claims of taxation authorities.

As a consequence, significant surtaxes, default interest and fines may be additionally charged. Tax inspections may cover three calendar years of activity directly preceeding the inspection year. Under certain conditions even earlier periods may be subjected to check.

f) Preservation of environment

The management believes that the Group complies with all environmental laws and regulations effective as of today. However such laws and regulations continue to change. The Group management cannot predict the time or scope of possible changes of environmental laws and regulations. In case of such changes the Group

may be forced to carry out modernisation of its technical facilities to comply with more stringent environmental standards.

Note 28. Post balance sheet events

On 15 March, 2007 the Group sold its shareholding (50% + 1 share) in OAO West-Siberian Combined Heat and Power Station. Transaction value amounted to 3,192,306 thousand roubles. OAO Kuzbassenergo's share in OAO South Kuzbass State District Power Station (50% + 1 share) was sold on 29 March, 2007. Transaction value amounted to 3,695,792 thousand roubles (see Note 4).

According to the resolution of the extraordinary shareholder meeting held on 25 December, 2006, the Group made a contract on acquisition of assets of OAO Altaienergo and shares in OAO Altaienergotekhremont and OAO Barnaulteplosetremont for 4,340,000 thousand RUB. The transaction was completed in 2007 except for the purchase of shares in OAO Altaienergotekhremont which is not closed yet.

In 2006 the Group concluded a contract with an independent appraiser of ZAO Deloitte & Touche for carrying out revaluation of permanent assets as of 1 January, 2007. The Group expects that as a result of revaluation of permanent assets as of 1 January, 2007 the value of permanent assets will increase. The results of revaluation will be reflected in financial statements for the year ended 31 December, 2007.

INDEPENDENT AUDITOR REPORT

To shareholders and the Board of Directors of Kuzbass Power and Electrification Open Joint-Stock Company (OAO Kuzbassenergo)

We have audited the accompanying financial statements of OAO Kuzbassenergo (hereinafter referred to as the "Group") which comprise the balance sheet as at 31 December 2006, consolidated profit and loss statement, consolidated cash flow statement and consolidated statement of changes in equity for the year then ended and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Auditor opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31 December 2006, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

For the attention of users hereof

Without changing our opinion on reliability of consolidated financial statements, we draw attention to Notes 1 and 6 to the consolidated financial statements. The Government of the Russian Federation is a controlling shareholder of the Group, and state economic and social policy influence financial position, performance and cash flows of the Group.

Moscow, Russian Federation
18 June, 2006.

APPENDIX No. 3

OAO Kuzbassenergo
Summary (without subsidiaries)

STATEMENT OF DIVIDEND ACCRUED AND PAID AS OF 30.06.2007

Sl No.	Dividend calculateion period, names of shareholders	Dividend accrued	Dividend amount from which taxes were paid and withheld	In particular													Balance of unpaid dividend as of 30.06.2007
				1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	16	17
1	**OAO Kuzbassenergo**																
1.1.	**1994**																
	TOTAL	**11820**	**11820**	**6895**					**4923**		**2**	**0**	**0**				**0**
	Including																
	a) legal entities	5795	5795	870					4923		2						0
	including RAO UES of Russia	5792	5792	869					4923								
	b) individuals	6025	6025	6025													
1.2.	**1995**																
	TOTAL	**24957**	**24927**		**1565**	**17099**	**5356**	**732**	**139**		**34**	**0**	**0**	**2**	**0**	**0**	**30**
	Including																
	a) legal entities	12268	12268		1565	4505	5347	719	106		26						0
	including RAO UES of Russia	12237	12237		1565	4500	5347	719	106								0
	b) individuals	12689	12659			12594	9	13	33		8			2			30
1.3.	**2001**																
	TOTAL	**43037**	**42928**							**35189**	**7675**	**64**	**0**	**0**	**0**	**0**	**109**
	Including																
	a) OAO Kuzbassenergo branches	2078	2078							2078							0
	b) third parties	1472	1472							1472							0
	c) pensioners	541	541							541							0
	d) deceased	43	6								4	2					37
	e) legal entities	38903	20906							13 173	7 671	62					72
			17925							17 925							
1.4.	**2005**																
	TOTAL	**406409**	**405077**											**36 454**	**368 621**	**2**	**1332**
	Including																
	a) legal entities	404610	404450											36 295	368 155		160

	including RAO UES of Russia	199140	199140											17 679	181 461		0
	b) individuals	1799	627											159	466	2	1172
1.5.	2006																
	TOTAL	**200024**	**199207**												**199 190**	**17**	**817**
	Including																
	a) legal entities	194601	194453												194 453		148
	including RAO UES of Russia	98011	98011												98 011		0
	b) individuals	5423	4754												4 737	17	669
1.6.	2007																
	TOTAL	**11489**	**918**												**0**	**918**	**10571**
	Including																
	a) legal entities	11190	895													895	10295
	including RAO UES of Russia	5630	439													439	5191
	b) individuals	299	23													23	276
	TOTAL	**697 736**	**684 877**				Total unpaid dividend as of 30.06.2007										**12 859**
	Including 1994	11 820	11 820													Incl. 1994	0
	1995	24 957	24 927													1995	30
	2001	43 037	42 928													2001	109
	2006	200 024	199 207													2006	817
	2007	11 489	918													2007	10 571
	Notes: no dividend was paid from 1996 to 1999																
	Deputy General Director, Economy and Finance					**A.M.Lavrov**											
	Chief Accountant					**S.S.Prikhodchenko**											
	Prepared by	Nevezhina A.A. (45-36-53)															

END